VNU

RECEIVED
2006 APR 12 A 11:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations



06012467

Date	April 3, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed the following press release, dated April 3, 2006:

- **Recommended public offer by Valcon Acquisition B.V. for all outstanding Ordinary shares of VNU N.V. and 7% Preferred Shares of VNU N.V.**

and

- The **Offer Memorandum** dated 31 March 2006, Recommended Cash Offer by Valcon Acquistion B.V.

With kind regards,
VNU bv

b/a.

Maarten Schikker

PROCESSED
APR 12 2006
THOMSON FINANCIAL

dle 4/12

1.1.001 02.99

PRESS RELEASE

Not for release, publication or distribution, in whole or in part, in or into Australia or Japan. This is a joint press release of VNU N.V. and Valcon Acquisition B.V. This announcement and related materials do not constitute an offer for any shares in VNU N.V.

Recommended public offer by Valcon Acquisition B.V. for all outstanding Ordinary Shares of VNU N.V. and 7% Preferred Shares of VNU N.V.

Haarlem, the Netherlands, 3 April 2006 - With reference to the press releases of 16 January 2006 and 8 March 2006, VNU N.V. ("VNU") and Valcon Acquisition B.V. ("Valcon"), a company controlled by a private equity group consisting of affiliated funds of AlpInvest Partners N.V., The Blackstone Group L.P., The Carlyle Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Thomas H. Lee Partners, L.P., hereby jointly announce that Valcon is making a recommended public offer for all of the issued and outstanding ordinary shares with a nominal value of EUR 0.20 (the "Ordinary Shares") and all of the issued and outstanding 7% preferred shares with a nominal value of EUR 8.00 (the "Preferred Shares") in the share capital of VNU (the "Offer").

The Offer

Valcon is making a cash offer for all of the Ordinary Shares and all of the Preferred Shares (the Ordinary Shares and the Preferred Shares being referred to as the "Shares" and the holders of such Shares being referred to as the "Shareholders"), on the terms of and subject to the conditions and restrictions contained in the offer memorandum dated 31 March 2006 (the "Offer Memorandum").

The Offer Memorandum will be available on 3 April 2006, as further described below. Shareholders should refer to the Offer Memorandum for all of the terms and conditions of the Offer.

Holders of Ordinary Shares who accept the Offer shall, if the Offer is declared unconditional, receive a cash amount of EUR 28.75 per validly tendered (or defectively tendered, provided that such defect has been waived by Valcon) and delivered Ordinary Share (the "Offer Price per Ordinary Share"). The dividend per Ordinary Share in respect of the Financial Year 2005 has been set at EUR 0.12 by the executive board of VNU (the "Executive Board"), with the approval of the supervisory board of VNU (the "Supervisory Board"), which amount was paid in full on 23 August 2005 as an interim dividend and therefore no final dividend on the Ordinary Shares will be paid. VNU will not pay out any other dividend or other distribution on the Ordinary Shares prior to the Settlement Date (as defined below).

Holders of Preferred Shares who accept the Offer shall, if the Offer is declared unconditional, receive a cash amount of EUR 13.00 per validly tendered (or defectively tendered, provided that such defect has been waived by Valcon) and delivered Preferred Share (the "Offer Price per Preferred Share"). In the event that prior to settlement of the Offer any dividends are paid in respect of the Preferred Shares (except for the interim dividend in respect of the Preferred Shares in the amount of EUR 0.64 per Preferred Share, that was paid on 23 August 2005), the Offer Price per Preferred Share will be decreased by an amount per Preferred Share equivalent to any such dividend or distribution per Preferred Share.

Annual General Meeting of Shareholders
On 18 April 2006 at 16.00 hours, Amsterdam time (10.00 hours New York time), an Annual General Meeting of Shareholders ("AGM") will be held, during which the Offer will be explained and discussed in compliance with the provisions of article 9q of the Dutch Securities Markets Supervision Decree 1995, as amended (the "Bte 1995").

Recommendation
The Supervisory Board and the Executive Board unanimously support the Offer and unanimously recommend the Offer to the Shareholders for acceptance.

Shares held by members of the Supervisory Board and the Executive Board
As at the date of the Offer Memorandum 2,571 Ordinary Shares are held by R.F. van den Bergh, 1,314 Ordinary Shares are held by R.A. Ruijter and 10,086 Ordinary Shares are held by J.L. Brentjens, who have irrevocably undertaken to tender the Ordinary Shares held by them under the Offer as described in the Offer Memorandum, including the offer conditions as set out in section 5.2 thereof (the "Offer Conditions"). On the date of this Offer Memorandum, no Shares are held by any of the other members of the Supervisory Board.

Arrangements with Foundations
In relation to the Offer, under the condition precedent of the Offer becoming unconditional, Stichting tot Beheer van de Prioriteitsaandelen in VNU N.V. has committed itself to transfer the priority shares on the Settlement Date (as defined below). In relation to the Offer, under the condition precedent of the Offer becoming unconditional, Stichting VNU has irrevocably renounced its option right to acquire preferred A shares and any other rights under similar arrangements.

Acceptance Period
The acceptance period begins on 4 April 2006 and ends on 5 May 2006 at 15:00 hours, Amsterdam time (9:00 hours, New York time) (the "Acceptance Closing Date"), subject to extension in accordance with applicable laws and regulations, including the Wte 1995, Bte 1995 and applicable other securities laws (including United States securities law) ("Applicable Law"), including article 9o, paragraph 5 of the Bte 1995 (the "Acceptance Period").

If one or more of the Offer Conditions are not fulfilled, Valcon may extend the Acceptance Period until all such Offer Conditions have been satisfied or waived. Extension of the Acceptance Period may occur one or more times.

Shares tendered on or prior to the Acceptance Closing Date may not be withdrawn, subject to the right of withdrawal of any tender during any extension of the Acceptance Period in accordance with the provisions of article 9o, paragraph 5 of the Bte 1995. During an extension of the Acceptance Period, any Shares previously tendered and not withdrawn will remain subject to the Offer. Shares tendered during an extension of the Acceptance Period may not be withdrawn.

Acceptance by Shareholders
Shareholders who hold their Shares through an admitted institution of Euronext Amsterdam N.V. ("Admitted Institution") are requested to make their acceptance known via their bank or stockbroker no later than 15:00 hours, Amsterdam time (9:00 hours, New York time) on 5 May 2006.

Holders of Shares individually recorded in the VNU shareholders register wishing to accept the Offer must deliver a completed and signed acceptance form to ABN AMRO Bank N.V. *(attn. Issuing Institutions-Corporate Actions MF2020, Kemelstede 2, 4817 ST Breda, The Netherlands, fax +31 (0)76 5799 620)* ("ABN AMRO"). In accordance with the terms and conditions of the Offer, the acceptance forms must be received by ABN AMRO no later than 15:00 hours, Amsterdam time (9:00 hours, New York time) on 5 May 2006. The acceptance forms are available upon request from VNU (*attn. Investor Relations, Ceylonpoort 5-25, 2037 AA*

Haarlem, tel. +31 (0)23 5463 502 / email: ir.info@hq.vnu.com) and ABN AMRO. The acceptance form will also serve as a deed of transfer with respect to the Shares referenced therein.

Holders of American depositary receipts representing Ordinary Shares ("ADS") must follow the procedures for acceptance and settlement contained in Schedule 1 "Procedures for Acceptance and Settlement for ADS Holders" to the Offer Memorandum in order to accept the Offer.

Declaring the Offer Unconditional

The Offer shall be subject to the fulfillment of the Offer Conditions, including, but not limited to the Offer Conditions that at least 95% of the Ordinary Shares and at least 95% of the Preferred Shares have been tendered under the Offer as set out in the Offer Memorandum (the "Minimum Acceptance Condition"). Valcon reserves the right to waive any of the Offer Conditions, provided that the waiver in certain circumstances of certain of such Offer Conditions shall be subject to the prior written consent of VNU and that Valcon shall not waive or invoke (as may be applicable) Offer Condition 5.2.8 (as described in the Offer Memorandum) without the prior written consent of VNU. Unless the Acceptance Period is extended, Valcon will announce in accordance with Applicable Law (such date being the "Unconditional Date"), whether the Offer Conditions have been fulfilled or are to be waived by Valcon and will announce whether (i) the Offer has been declared unconditional, (ii) there is still uncertainty as to the fulfillment of any of the Offer Conditions, or (iii) the Offer is terminated, as a result of the Offer Conditions not having been fulfilled or waived by Valcon, all in accordance with article 9t, paragraph 4 of the Bte 1995. The Bte 1995 requires that such announcement be made within five Business Days following the Acceptance Closing Date. In the event that Valcon announces that the Offer is declared unconditional, Valcon will accept for payment all Shares validly tendered (or defectively tendered provided that such defect has been waived by Valcon) and may continue the Offer by way of a post acceptance period for at least five additional Business Days after the Unconditional Date to continue to accept for payment all Shares validly tendered (or defectively tendered provided that such defect has been waived by Valcon) during such period and Valcon shall pay promptly, but in any event within three Business Days following such tender, for such Shares.

Should the Offer be declared unconditional, it is intended that VNU's listing on Euronext Amsterdam N.V. will be terminated as soon as possible. Furthermore, also dependent on the number of Shares obtained by Valcon as a result of the Offer, Valcon expects to initiate a squeeze-out procedure as referred to in article 2:92a of the Dutch Civil Code in order to acquire all Shares held by minority shareholders or to take other steps to terminate the listing and/or acquire Shares that were not tendered under the Offer, including among other measures effecting a legal merger and/or entering into an asset sale transaction.

Settlement

In the event that Valcon announces that the Offer is declared unconditional, Valcon will pay promptly but in any event within three Business Days following the Unconditional Date (the "Settlement Date") to the Shareholders having tendered their Shares for acceptance pursuant to the Offer prior to the Acceptance Closing Date, the Offer Price per Ordinary Share and/or the Offer Price per Preference Share in respect of each Share validly tendered (or defectively tendered, provided that such defect has been waived by Valcon) and delivered.

Admitted Institutions

The Admitted Institutions may tender Shares, for acceptance only to ABN AMRO in Breda *(attn. Issuing Institutions-Corporate Actions MF2020, Kemelstede 2, 4817 ST Breda, The Netherlands, fax +31 (0)76 5799 620)* and only in writing. In submitting the acceptance, the Admitted Institutions are required to declare that (i) they have registered the tendered Shares in their administration, (ii) each Shareholder who accepts the Offer irrevocably represents and warrants that the Shares tendered by the Shareholder are being tendered in compliance with the restrictions set out in the Offer Memorandum and (iii) they undertake to transfer these Shares to Valcon on the Settlement Date, provided the Offer has been declared unconditional.

Announcements

This announcement sets forth selected terms of the Offer. Announcements will be issued by press release or an advertisement and will be published in at least *the Wall Street Journal, the Financial Times, the Daily Official List (officiële prijscourant), Het Financieele Dagblad* and *NRC Handelsblad.*

Offer Memorandum including Dutch Summary and Further Information

Shareholders are advised to review the Offer Memorandum in detail and to seek independent advice where appropriate in order to reach a reasoned judgment in respect of the content of the Offer Memorandum and the Offer itself. The information in this announcement is not complete and additional information is contained in the Offer Memorandum.

Copies of the Offer Memorandum, copies of the articles of association of VNU and the financial statements of VNU for the financial year 2005 ended 31 December 2005, the financial year 2004 ended 31 December 2004 and the financial year 2003 ended 31 December 2003, as well as the proposed articles of association of VNU, which documents are incorporated by reference in, and form an integral part of, the Offer Memorandum, are available free of charge at the offices of VNU and ABN AMRO and can be obtained by contacting VNU or ABN AMRO, at the addresses below.

VNU N.V.
Investor Relations
Ceylonpoort 5-25
2037 AA Haarlem
The Netherlands
Tel.: + 31 (0)23 546 3692
Fax: + 31 (0)23 546 3912
Email:
ir.info@*hq.vnu.com*

The Settlement Agent
Servicedesk MF7020
Kemelstede 2
4817 ST Breda
The Netherlands
P.O. Box 3200
4800 DE Breda
The Netherlands
Tel: + 31(0)76 579 9455
Fax: + 31 (0)76 579 9643
Email:
So.Servicedesk.WCS@nl.abnamro.com

The Information Agent outside of the Netherlands for the Offer is:

Georgeson
17 State Street,
10th Floor
New York,
New York 10004
Banks and Brokers Call:
(212) 440-9800
All Others Call Toll Free:
(800) 509-0983

Georgeson
68 Upper Thames Street
London, EC4V 3BJ
Banks and Brokers Call:
+44 (0)20 7019 7137

This announcement is a public announcement as meant within section 9b paragraph 1 of the Bte 1995.

Restrictions

The Offer is not being made, and the Shares will not be accepted for purchase from or on behalf of any Shareholders, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of the Offer Memorandum. Persons obtaining the Offer Memorandum are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Neither Valcon, nor VNU, nor any of their advisers, nor ABN AMRO accepts any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who would or otherwise intends to forward the Offer Memorandum or any related document to any jurisdiction outside the Netherlands should carefully read Section 1 of the Offer Memorandum (Restrictions and Important Information) before taking any action.

VNU contacts

Press	Will Thoretz	+1 646 654 8133 (New York)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)

Consortium press contacts

Kekst & Co.	Ruth Pachman	+1 212 521 4800 (New York)
M: Communications	Hugh Morrison	+44 20 7153 1534 (London)

This Offer expires at 15:00 hours, Amsterdam time (9:00 hours, New York time), on 5 May 2006 unless extended

OFFER MEMORANDUM

dated 31 March 2006

RECOMMENDED CASH OFFER

BY

VALCON ACQUISITION B.V.

(a private limited liability company incorporated under the laws of The Netherlands, with its corporate seat in Amsterdam, The Netherlands)

FOR ALL THE ISSUED AND OUTSTANDING ORDINARY SHARES WITH A NOMINAL VALUE OF EUR 0.20 AND ALL THE ISSUED AND OUTSTANDING 7% PREFERRED SHARES WITH A NOMINAL VALUE OF EUR 8.00 IN THE CAPITAL OF


vnu

VNU N.V.

(a public limited liability company (*naamloze vennootschap*) incorporated under the laws of The Netherlands, with its corporate seat in Haarlem, The Netherlands)

This offer memorandum (the "**Offer Memorandum**") contains details of the recommended cash offer by Valcon Acquisition B.V. (the "**Offeror**") to holders of issued and outstanding ordinary shares with a nominal value of EUR 0.20 each (the "**Ordinary Shares**", holders of such Ordinary Shares being referred to as "**Ordinary Shareholders**") and to holders of issued and outstanding 7% preferred shares with a nominal value of EUR 8.00 each (the "**Preferred Shares**" and together with the Ordinary Shares, the "**Shares**", holders of such Preferred Shares being referred to as "**Preferred Shareholders**" and together with the Ordinary Shareholders, the "**Shareholders**") in the share capital of VNU N.V. ("**VNU**" or the "**Company**") to purchase for cash all of or part of their Shares, on the terms and subject to the conditions and restrictions contained in this Offer Memorandum (the "**Offer**"). Capitalised terms used in this Offer Memorandum have the meanings as set out in Section 3 (Definitions).

Shareholders tendering their Ordinary Shares under the Offer will be paid, on the terms and subject to the conditions and restrictions contained in this Offer Memorandum, in consideration of each Ordinary Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (*geleverd*) a cash amount of EUR 28.75 per Ordinary Share (the "**Offer Price per Ordinary Share**"). The dividend per Ordinary Share in respect of the Financial Year 2005 is set at EUR 0.12, which amount was already paid on 23 August 2005 as an interim dividend and therefore no final dividend (*slotdividend*) will be paid on the Ordinary Shares. See Section 10.1 (Offer Price per Ordinary Share).

Shareholders tendering their Preferred Shares under the Offer will be paid, on the terms and subject to the conditions and restrictions contained in this Offer Memorandum, in consideration for each Preferred Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (*geleverd*) a cash amount of EUR 13.00 per Preferred Share (the "**Offer Price per Preferred Share**"). In the event that prior to the Settlement Date any dividends are paid in respect of the Preferred Shares (except for the dividend in respect of the Preferred Shares in the amount of EUR 0.64 which was already paid on 23 August 2005), the Offer Price per Preferred Share will be decreased with an amount per Preferred Share equivalent to any such dividend or distribution per Preferred Share. See Section 10.2 (Offer Price per Preferred Share).

The Supervisory Board and the Executive Board unanimously support and unanimously recommend the Offer to the Shareholders for acceptance. See Section 9 (Recommendation by the Supervisory Board and the Executive Board).

The acceptance period under the Offer commences at 9:00 hours, Amsterdam time (3:00 hours, New York time), on 4 April 2006 and expires at 15:00 hours, Amsterdam time (9:00 hours, New York time), on 5 May 2006, unless extended (the "**Acceptance Closing Date**"). Acceptance under the Offer must be made in the manner specified in this Offer Memorandum. Shares tendered on or prior to the Acceptance Closing Date may not be withdrawn, subject to the right of withdrawal of any tender during any extension of the Acceptance Period in accordance with the provisions of article 9o, paragraph 5 of the Bte 1995. The Offeror reserves the right to extend the Offer past the Acceptance Closing Date. If the Offer is extended past the Acceptance Closing Date, the Offeror will make an announcement to that effect in accordance with Applicable Law. See Section 10 (Invitation to the Shareholders). The provisions of article 9o, paragraph 5 of the Bte 1995, require that such announcement be made within three Business Days following the Acceptance Closing Date.

The Offeror will announce whether the Offer is declared unconditional (*gestand wordt gedaan*) in accordance with Applicable Law (the "**Unconditional Date**"). The Bte 1995 requires that such announcement be made within five Business Days following the Acceptance Closing Date. The Offeror reserves the right to waive any of the Offer Conditions, other than the Offer Condition which can be waived by VNU, provided that the waiver of certain of such Offer Conditions shall be subject to the prior written consent of VNU or can only be made jointly with VNU. See Section 10.6 (Declaring the Offer Unconditional).

Announcements contemplated by the foregoing paragraphs will be issued by press release and will be published in at least the *Wall Street Journal*, the *Financial Times*, the Daily Official List, *Het Financieele Dagblad* and *NRC Handelsblad*. See Section 10.12 (Announcements).

In the event that the Offeror announces that the Offer is declared unconditional (*gestand wordt gedaan*), the Offeror will pay promptly but in any event within three Business Days following the Unconditional Date (the "**Settlement Date**") to Shareholders who have tendered and delivered their Ordinary Shares and/or their Preferred Shares to the Offeror prior to the Acceptance Closing Date the Offer Price per Ordinary Share and/or the Offer Price per Preferred Share, respectively, in respect of each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (*geleverd*).

At 16:00 hours, Amsterdam time, on 18 April 2006, the Annual General Meeting of Shareholders will be held at the Hotel Okura Amsterdam, Ferdinand Bolstraat 333, Amsterdam, The Netherlands, in which meeting the Offer, among other matters, will be discussed in accordance with article 9q, paragraph 1 of the Bte 1995.

1. RESTRICTIONS AND IMPORTANT INFORMATION

1.1 Restrictions

The Offer is not being made, and the Shares will not be accepted for purchase from or on behalf of any Shareholders, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of this Offer Memorandum. Persons obtaining this Offer Memorandum are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Neither the Offeror, nor VNU, nor any of their advisers accepts any liability for any violation by any person of any such restriction. Any person (including, without limitation, any custodian, nominee or trustee) who would or otherwise intends to forward this Offer Memorandum or any related document to any jurisdiction outside The Netherlands should carefully read this Section 1 (Restrictions and Important Information) before taking any action. The distribution of this document in jurisdictions other than The Netherlands may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities law of any such jurisdiction.

1.1.1 Canada, Australia and Japan

The Offer is not being made directly or indirectly, in or into Canada, Australia or Japan and this Offer Memorandum, and any and all materials related thereto should not be sent in or into Canada, Australia or Japan, whether by use of Canadian, Australian or Japanese interstate or foreign commerce, or of any facility of a Canadian, Australian or Japanese national securities exchange (including, without limitation, electronic mail, post, facsimile transmission, telex and telephone), and the Offer cannot be accepted by any such use, means or instrumentality, in or from within Canada, Australia or Japan. Accordingly, copies of this Offer Memorandum and any related materials are not being, and must not be, mailed or otherwise distributed or sent in or into or from Canada, Australia or Japan or, in their capacities as such, to custodians, trustees or nominees holding Shares for Canadian, Australian or Japanese persons, and persons receiving any such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Canada, Australia or Japan and doing so will render invalid any relevant purported acceptance of the Offer.

1.1.2 United Kingdom

This Offer Memorandum is directed only at persons who (i) are persons falling within Article 49(2) (a) to (d) ("high net worth companies, unincorporated associations, etc.") of The Financial Services and Markets Act 2000 (Financial Promotion) order 2001 (as amended) (the "**Order**") or (ii) are investment professionals in the meaning of Article 19 of the Order or have professional experience in matters relating to investments or (iii) are outside the United Kingdom. This Offer Memorandum must not be acted on or relied on by anyone other than such persons. The Offer may only be accepted by, and any investment activity to which this communication relates is available only to and will be engaged in only with, such persons.

1.1.3 United States

NEITHER THE OFFER NOR THIS OFFER MEMORANDUM HAS BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "**COMMISSION**") NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

The Offer is being made for the securities of a Dutch Company and, while the Offer is subject to Dutch and applicable U.S. disclosure requirements, U.S. investors should be aware that this Offer Memorandum has been prepared in accordance with a Dutch format and style, which differs from the U.S. format and style. In addition, the 2005 Financial Year consolidated financial statements of VNU provided herein have been prepared in accordance with IFRS as adopted by the EU (with 2004 comparatives), while the financial data derived from the 2004 Financial Year and 2003 Financial Year consolidated financial statements of VNU provided herein have been prepared in accordance with Dutch GAAP thus may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. generally accepted accounting principles.

VNU and the Offeror are each incorporated under the laws of the Netherlands. Some of the officers and directors of VNU and the Offeror are residents of countries other than the United States, and a substantial portion of the assets of VNU and the Offeror are located outside the United States. As a result, it may not be possible for U.S. Shareholders to effect service of process within the United States upon VNU or the Offeror or such persons or to enforce against any of them judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

Certain U.S. and Dutch tax considerations are described in Section 17 (Tax Aspects of the Offer).

1.2 Important Information

This Offer Memorandum contains important information that should be read carefully before any decision is made to tender Shares in connection with the Offer. The Shareholders are advised to seek independent advice where necessary. In addition, the Shareholders may wish to consult with their tax advisers regarding the tax consequences of tendering their Shares in the Offer.

The information included in Sections 1.1, 4.1, 4.2, 4.3, 4.7 to 4.11 (inclusive), 5.5, 5.6, 5.7.1, 5.7.2, 5.7.3, 5.7.4, 5.7.7 (first sentence of the first paragraph, second, third, fourth and fifth paragraphs), 5.11, 10 (introductory paragraph), 10.1 (first sentence), 10.2 (first, third and fourth sentence), 10.3 to 10.8 (inclusive), 10.10, 10.11, 13, 17 and Schedule 1 has been solely provided by the Offeror. The information included in Sections 4.4, 4.5, 5.3, 5.7.7 (second, third, fourth and fifth sentence of the first paragraph, sixth, seventh and eighth paragraphs), 6, 9, 10.2 (second sentence), 11, 12, 15.1, 15.2, 16, 18.1, 18.2 and 18.4 has been solely provided by VNU. The information included in Sections 1.2, 2, 3, 4.6, 4.12, 4.13, 5.1, 5.2, 5.4, 5.7.5, 5.7.6, 5.8, 5.9, 5.10, 10.1 (second sentence), 10.9, 10.12, 14, 18.3, 19 and 20 has been provided by the Offeror and VNU jointly. The information included in Section 7 has been provided by Credit Suisse Securities (USA) LLC ("**Credit Suisse**") and the fairness opinion included therein is identical to the original fairness opinion as of the same date issued by Credit Suisse. The information included in Section 8 has been provided by NM Rothschild & Sons Limited ("**NM Rothschild**") and the fairness opinion included therein is identical to the original fairness opinion as of the same date issued by NM Rothschild. The information included in Section 15.3 has been provided by Ernst & Young Accountants and is identical to the original auditor's report as of the same date issued by Ernst & Young Accountants.

The Offeror and VNU are exclusively responsible for the accuracy and completeness of the information provided in this Offer Memorandum, each with respect to such information as it has provided, and together with respect to the information they have provided jointly, except for information that has not been provided by either of them (which includes the fairness opinion and the description thereof in Section 7, for which Credit Suisse is responsible, the fairness opinion and the description thereof in Section 8, for which NM Rothschild is responsible and the information in Section 15.3, for which Ernst & Young Accountants is responsible, or jointly by them as set out in the previous paragraph of this section. Each of the Offeror and VNU confirms, with respect to such information it has provided in this Offer Memorandum, that to the best of its knowledge and belief as of the date hereof the information contained in this Offer Memorandum is true and accurate in all material respects and there are no facts the omission of which would make any statement in this Offer Memorandum misleading in any material respect. Please be aware that certain financial and statistical information in this Offer Memorandum may be rounded up or down and should therefore not be regarded as definitive.

The information included in this Offer Memorandum reflects the situation as at the date of this Offer Memorandum. Neither the issue nor the distribution of this Offer Memorandum shall under any circumstances imply that the information contained herein is accurate and complete as of any time subsequent to this date or that there has been no change in the information set out in this Offer Memorandum or in the affairs of VNU and/or its subsidiaries and/or its affiliates since the date of this Offer Memorandum. The foregoing does not affect the obligation of both the Offeror and VNU, each in so far as it concerns them, to make a public announcement pursuant to article 9b paragraph 1 of the Bte 1995, if applicable.

No person, other than the Offeror and VNU and without prejudice to the auditor's reports issued by Ernst & Young Accountants and the fairness opinions issued by Credit Suisse and NM Rothschild included in this Offer Memorandum, is authorised in connection with the Offer to provide any information or to make any statements on behalf of the Offeror or VNU in connection with this Offer or any information contained in this Offer Memorandum. If any such information or statement is

provided or made by parties other than the Offeror or VNU such information or statements should not be relied upon as having been provided by or made by or on behalf of the Offeror or VNU. Any information or representation not contained in this Offer Memorandum must not be relied upon as having been provided by or made by or on behalf of the Offeror or VNU.

This Offer Memorandum and the Offer are, and any tender, purchase or delivery of Shares will be, governed by and construed in accordance with the laws of The Netherlands. The District Court of Amsterdam (*Rechtbank Amsterdam*) and its appellate courts shall have exclusive jurisdiction to settle any disputes which might arise out of or in connection with this Offer Memorandum, the Offer and/or any tender, purchase or delivery of Shares. Accordingly, any legal action or proceedings arising out of or in connection with the Offer Memorandum, the Offer and/or any tender, purchase or delivery of Shares may be brought exclusively in such courts.

The Offer Memorandum is published in English and a Dutch summary is included as Section 19. In the event of any differences, whether or not in interpretation, between the English text of the Offer Memorandum and the Dutch summary of this Offer Memorandum, the English text of the Offer Memorandum shall prevail.

Copies of this Offer Memorandum, the VNU Articles of Association, the proposed articles of association of VNU and the financial statements (*jaarrekening*) of VNU for the Financial Year 2005, the Financial Year 2004 and the Financial Year 2003, which documents are incorporated by reference in, and form an integral part of, this Offer Memorandum, are available free of charge at the offices of VNU and the Exchange Agent and can be obtained by contacting VNU or the Exchange Agent at the addresses below.

VNU	**The Exchange Agent**	**The Information Agent outside of The Netherlands for the Offer**	
		Georgeson	**Shareholder**
Ceylonpoort 5-25 2037 AA Haarlem tel: +31 23 546 3502 fax: +31 23 546 3938 e-mail: ir.info@hq.vnu.com	ABN AMRO Bank N.V. Attn. Servicedesk MF 7020 Kemelstede 2 4817 ST Breda The Netherlands tel: +31 (0)76 579 9455 fax: +31(0)76 579 9643 e-mail: So.Servicedesk.WCS@nl.abnamro.com	17 State Street,10th Floor New York, New York 10004 Banks and Brokers Call: (212) 440-9800 All Others Call Toll Free: (800) 509-0983	68 Upper Thames Street London, EC4V 3BJ Banks and Brokers Call: +44 (0)207 019 7137

This Offer Memorandum includes forward-looking statements that involve risk and uncertainty. Generally, words such as may, will, expect, intend, estimate, anticipate, believe, plan, seek continue or similar expressions identify forward-looking statements. Although each of the Offeror and VNU, each with respect to the statements it has provided, believes that the expectations reflected in such forward looking statements are based on reasonable assumptions, no assurance can be given that such statements will be fulfilled or prove to be correct, and no assurances or warranties are otherwise made with respect to such statements. Any such forward-looking statement must be considered together with the fact that actual events or results may vary materially from such forward-looking statements due to, among other things, political, economic or legal changes in the markets and environments in which the Offeror and/or VNU does business, to competitive developments or risks inherent to VNU's business plans and to uncertainties, risk and volatility in financial markets and other factors affecting the Offeror and/or VNU.

The Offeror and VNU undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws and regulations or by any appropriate regulatory authority (such as Book I and Book II of the Euronext Rule Book of Euronext Amsterdam).

J.P. Morgan plc ("**JPMorgan**"), which is authorised and regulated by the United Kingdom's Financial Services Authority is acting as financial adviser exclusively to the Offeror and to no one else in connection with the Offer and will not be responsible to anyone other than the Offeror for providing the protections afforded to the clients of JPMorgan or for providing advice in relation to the Offer.

ABN AMRO Corporate Finance Limited, which is authorised and regulated by the United Kingdom's Financial Services Authority, is acting as financial adviser exclusively to the Offeror and to no one else in connection with the Offer and will not be responsible to anyone other than the Offeror

for providing the protections afforded to the clients of ABN AMRO Corporate Finance Limited or for providing advice in relation to the Offer. ABN AMRO Corporate Finance Limited is a wholly owned subsidiary of ABN AMRO Bank N.V.

Citigroup Global Markets Inc. is acting as financial adviser exclusively to the Offeror and to no one else in connection with the Offer and will not be responsible to anyone other than the Offeror for providing the protections afforded to the clients of Citigroup Global Markets Inc. or for providing advice in relation to the Offer.

Deutsche Bank Securities Inc. is acting as financial adviser exclusively to the Offeror and to no one else in connection with the Offer and will not be responsible to anyone other than the Offeror for providing the protections afforded to the clients of Deutsche Bank Securities Inc. or for providing advice in relation to the Offer.

ING Bank N.V. is acting as financial adviser exclusively to the Offeror and to no one else in connection with the Offer and will not be responsible to anyone other than the Offeror for providing the protections afforded to the clients of ING Bank N.V. or for providing advice in relation to the Offer.

Credit Suisse is acting as financial adviser exclusively to VNU and to no one else in connection with the Offer and will not be responsible to anyone other than VNU for providing the protections afforded to the clients of Credit Suisse or for providing advice in relation to the Offer.

Evercore Partners is acting as financial adviser exclusively to VNU and to no one else in connection with the Offer and will not be responsible to anyone other than VNU for providing the protections afforded to the clients of Evercore Partners or for providing advice in relation to the Offer.

NM Rothschild is acting as financial adviser exclusively to VNU and to no one else in connection with the Offer and will not be responsible to anyone other than VNU for providing the protections afforded to the clients of NM Rothschild for providing advice in relation to the Offer.

2. TABLE OF CONTENTS

1. Restrictions and important information 3
2. Table of contents 7
3. Definitions 8
4. Summary 12
5. Explanation of the offer 20
6. Letter to shareholders 33
7. Fairness opinion Credit Suisse 40
8. Fairness opinion NM Rothschild 47
9. Recommendation by the Supervisory Board and the Executive Board 59
10. Invitation to the Shareholders 60
11. Information regarding VNU 64
12. Capital and Shares 68
13. Information on the Offeror 71
14. Further declarations pursuant to the Bte 1995 72
15. Financial statements 73
16. Annual General Meeting of Shareholders of VNU 165
17. Tax Aspects of the Offer 169
18. Press releases 173
19. Nederlandse Samenvatting van het bod 180
20. Advisers 204

Schedule 1 Procedures for Acceptance and Settlement for ADS Holders 205

3. DEFINITIONS

Any reference in this Offer Memorandum to defined terms in plural form shall constitute a reference to such defined terms in singular form, and vice versa. All grammatical and other changes required by the use of a definition in singular form shall be deemed to have been made herein and the provisions hereof shall be applied as if such changes have been made.

Defined terms used in this Offer Memorandum shall have the following meaning:

Acceptance Closing Date	the time and date on which the Offer expires, being at 15:00 hours, Amsterdam time (9:00 hours, New York time), on 5 May 2006, unless extended in accordance with article 9o paragraph 5 of the Bte 1995
Acceptance Period	the period during which the Shareholders can tender their Shares to the Offeror, which begins on 4 April 2006 and ends on the Acceptance Closing Date
Admitted Institutions	those institutions admitted to Euronext Amsterdam
Applicable Law	applicable laws and regulations, including the Wte 1995, Bte 1995 and applicable other securities laws (including United States securities laws)
AFM	the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*)
Annual General Meeting of Shareholders	the annual general meeting of Shareholders to be held at 16:00 hours, Amsterdam time (10:00 hours, New York time), on 18 April 2006, at Hotel Okura Amsterdam, Ferdinand Bolstraat 333, Amsterdam, The Netherlands, at which meeting the Offer, among other matters, will be discussed, in accordance with the provisions of article 9q paragraph 1 of the Bte 1995
Boards	the Supervisory Board and the Executive Board together
Bte 1995	the Securities Market Supervision Decree 1995 (*Besluit toezicht effectenverkeer 1995*), as amended from time to time
Business Day	a day on which Euronext Amsterdam is open for trading
Credit Suisse	Credit Suisse Securities (USA) LLC
Daily Official List	the Daily Official List (*Officiële Prijscourant*) of Euronext Amsterdam
Disclosure Act	Act on the Disclosure of Major Holdings in Listed Companies 1996 (*Wet melding zeggenschap in ten beurze genoteerde vennootschappen 1996*)
Dutch GAAP	accounting principles generally accepted in the Netherlands and the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code
EUR or €	Euro, the legal currency of the European Monetary Union
Euronext Amsterdam	Euronext Amsterdam N.V., or the Official Market Segment of the stock exchange of Eurolist by Euronext Amsterdam N.V., as appropriate
Exchange Act	U.S. Securities Exchange Act of 1934, as amended
Exchange Agent	ABN AMRO Bank N.V.
Executive Board	the executive board (*raad van bestuur*) of VNU
Financial Year 2003	financial year of VNU ended 31 December 2003

Financial Year 2004	financial year of VNU ended 31 December 2004
Financial Year 2005	financial year of VNU ended 31 December 2005
IFRS as adopted by the EU	the international accounting standards, international financial reporting standards and the related interpretations of these standards issued by the International Accounting Standards Board from time to time as adopted by the European Union
Information Agent	Georgeson Shareholder
Material Adverse Effect	any effect, event, occurrence, circumstance or change that, individually or together with other effects, events, occurrences, circumstances or changes, has had or could reasonably be expected to have a material adverse effect on the results of operations, cash flow, financial position or the business of the Company's material business units and its group, taken as a whole, such that the Offeror cannot reasonably be expected to continue with the Offer or declare the Offer unconditional, other than any effect, event, occurrence, circumstance or change that results from or relates to: (1) changes after the date of the Merger Protocol in applicable laws or regulations (including Wte 1995, Bte 1995, the Dutch Civil Code, applicable securities laws, tax laws, accounting regulations or principles) or interpretations thereof; (2) changes after the date of the Merger Protocol to economies in general or to the industry in which the Company operates, except to the extent such change has had a disproportionate effect on the Company and its group, taken as a whole, as compared to other persons in the industries in which the Company and its group or either of the group's marketing information and media measurement divisions conduct their businesses; (3) any matter that is actually known to the Offeror, its group companies or its advisers prior to the date of the Merger Protocol or any matter that is clearly apparent from information contained in the press releases and filings set forth below, provided however that this clause (3) shall only apply to consequences of that matter that are reasonably foreseeable prior to the date of the Merger Protocol: (i) the published 2004 annual report, (ii) all press releases published in 2005 or in 2006 and contained on the Company's website (VNU.com) as of the date of the Merger Protocol; or (4) a violation of the Merger Protocol or applicable law by the Offeror.
Merger Protocol	the merger protocol agreed and signed by the Offeror and the Company on 8 March 2006
NM Rothschild	NM Rothschild & Sons Limited
Offer	the offer described in this Offer Memorandum
Offer Conditions	the conditions to the Offer as set out in Section 5.2
Offer Memorandum	this offer memorandum relating to the Offer

Offer Price per Ordinary Share .	a cash amount of EUR 28.75 for each Ordinary Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (*geleverd*) under the terms and subject to the conditions and restrictions of the Offer. The dividend per Ordinary Share in respect of the Financial Year 2005 is set at EUR 0.12, which amount was already paid on 23 August 2005 as an interim dividend and therefore no final dividend (*slotdividend*) will be paid. The Company will not pay out any other dividend or other distribution on the Ordinary Shares
Offer Price per Preferred Share .	a cash amount of EUR 13.00 (which amount is exclusive of any accrued and unpaid dividends related to the Preferred Shares) for each Preferred Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (*geleverd*) under the terms and subject to the conditions and restrictions of the Offer. In the event that prior to the Settlement Date any dividends are paid in respect of the Preferred Shares (except for the dividend in respect of the Preferred Shares in the amount of EUR 0.64 which was already paid on 23 August 2005), the Offer Price per Preferred Share will be decreased with an amount per Preferred Share equivalent to any such dividend or distribution per Preferred Share.
Offeror	Valcon Acquisition B.V. (a private limited liability company duly (*besloten vennootschap met beperkte aansprakelijkheid*) incorporated and validly existing under the laws of The Netherlands, having its statutory seat at Amsterdam, The Netherlands) and, where appropriate, also including its group companies as described in article 2:24b of the Dutch Civil Code and its affiliates
Ordinary Share(s)	issued and outstanding ordinary shares with a nominal value of EUR 0.20 each in the capital of VNU
Ordinary Shareholder(s)	the holder(s) of Ordinary Share(s)
Preferred Dividend(s)	dividend on the Preferred Share(s), the Priority Share(s) and the Preferred B Share(s) in respect of the Financial Year 2005
Preferred Share(s)	issued and outstanding 7% preferred shares with a nominal value of EUR 8.00 each in the capital of VNU
Preferred Shareholder(s)	holder(s) of Preferred Share(s)
Preferred A Share(s).........	preferred A shares in the capital of VNU with a nominal value of EUR 8.00 each
Preferred B Share(s).........	issued and outstanding preferred B shares with a nominal value of EUR 0.20 each in the capital of VNU
Priority Foundation..........	Stichting tot Beheer van de Prioriteitsaandelen in VNU N.V., a foundation (*stichting*) duly incorporated and validly existing under the laws of The Netherlands, having its registered office at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands
Priority Share(s)	issued and outstanding priority share(s) in the capital of VNU with a nominal value of EUR 8.00 each
Priority Shareholder	the holder of the Priority Shares, being, until the Settlement Date, the Priority Foundation
Project Forward	a three-year cost reduction programme as described in Section 11.7
Protection Foundation........	Stichting VNU, a foundation (*stichting*) duly incorporated and validly existing under the laws of the Netherlands, having its registered office at Schulpweg 8, 2111 AM Aerdenhout, The Netherlands

Share(s)	Ordinary Share(s) and Preferred Share(s)
Settlement Date	the date on which, in accordance with the terms and conditions of the Offer, payment of the Offer Price per Ordinary Share and/or the Offer Price per Preferred Share shall be made by the Offeror to the Shareholders who have validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (*geleverd*) their Shares under the Offer prior to the Acceptance Closing Date, which date shall promptly, but in any event within three Business Days, follow the Unconditional Date, subject to the Offer being declared unconditional (*gestanddoening*)
Shareholder(s)	holder(s) of one or more Share(s)
Sponsors	investment funds affiliated with and/or advised or managed by each of AlpInvest Partners N.V., The Blackstone Group L.P., TC Group, L.L.C. d/b/a "The Carlyle Group", Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co, L.P. and Thomas H. Lee Partners, L.P.
Supervisory Board	the supervisory board (*Raad van commissarissen*) of VNU
Unconditional Date	the date on which the Offeror shall publicly announce whether the Offer is declared unconditional (*gestand wordt gedaan*), in accordance with Applicable Law. Article 9t paragraph 4 of the Bte 1995 requires that such announcement be made within five Business Days following the Acceptance Closing Date
US Tender Agent	The Bank of New York
VNU Articles of Association	The articles of association (*statuten*) of VNU, as most recently amended on 24 December 2004
VNU or the Company	VNU N.V., a public limited liability company (*naamloze vennootschap incorporated under Dutch law*), with its statutory seat in Haarlem, The Netherlands and, where appropriate, also including its group companies as described in article 2:24b of the Dutch Civil Code and its affiliates
Wte 1995	the Securities Market Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*), as amended from time to time

4. SUMMARY

This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Offer Memorandum. Shareholders are advised to review the Offer Memorandum in detail and to seek independent advice where appropriate in order to reach a reasoned judgment in respect of the contents of the Offer Memorandum and the Offer itself. Unless the context requires otherwise, capitalised terms used in this Offer Memorandum shall have the meanings set out in Section 3 (Definitions).

4.1 The Offer

The Offeror is making an Offer to purchase from Shareholders all Shares, on the terms and subject to the conditions and restrictions contained in this Offer Memorandum. Shareholders tendering their Ordinary Shares under the Offer will be paid the Offer Price per Ordinary Share in respect of each Ordinary Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (*geleverd*), subject to the Offer being declared unconditional. See Section 10.1 (Offer Price per Ordinary Share).

Shareholders tendering their Preferred Shares under the Offer will be paid in respect of each Preferred Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (*geleverd*) the Offer Price per Preferred Share subject to the Offer being declared unconditional. See Section 5.2 (Offer Conditions).

The Offer Price per Ordinary Share of EUR 28.75 represents compelling value for Shareholders and:

(i) a premium of 23.1 percent to the unaffected closing price per Ordinary Share of EUR 23.35 on 8 July 2005, the last trading day prior to VNU's announcement of its planned merger with IMS Health;

(ii) premiums of 29.0 and 20.8 percent respectively to the 12 and 24 month average price per Ordinary Share of EUR 22.28 and EUR 23.80 prior to 8 July 2005, the last trading day prior to VNU's announcement of its planned merger with IMS Health;

(iii) premiums of 27.8 and 20.3 percent respectively to the price per Ordinary Share of EUR 22.50 and EUR 23.90, 9 months and 12 months prior to 8 March 2006, the day on which VNU and the Offeror jointly announced that the expectation was justified that agreement on an offer could be reached;

(iv) a premium of 18.6 percent to the price per Ordinary Share of EUR 24.23 implied by the consensus research 2006E EBITDA multiple of 10.6x for VNU's peer group;

(v) a multiple of 13.4x 2005 normalized EBITDA (adjusted for IMS and IRI settlement costs and book gains), an attractive valuation compared to the recent trading of peer company stocks, as well as to the recent history of trading of VNU's stock; and

(vi) on the basis of implied enterprise value to EBITDA, a multiple which exceeds that of every reasonably comparable peer, including Arbitron, GfK, IMS Health, McGraw-Hill, Reed Elsevier PLC and NV, Thomson, Taylor Nelson Sofres, Dun & Bradstreet, Pearson, Wolters Kluwer, Ipsos and WPP.

See also Section 5.5 (Substantiation of the Offer Price).

4.2 The Offeror's Rationale for the Offer

The Offer presents a number of benefits to the Shareholders and VNU's employees, customers and other stakeholders:

(i) *All Cash Offer*: the Offer provides Shareholders the opportunity to realize immediate value in cash for their Shares, eliminating significant price risk related to future investment, execution uncertainty and any liquidity discount upon sale;

(ii) *Compelling Valuation*: the Offer represents a significant premium to the unaffected trading price before the announcement of the proposed IMS transaction, VNU's historical trading ranges, and the average multiple implied by the current enterprise valuations of VNU's peer group. In

addition, the Offer fully values the Company's long-term operating plan including Project Forward; and

(iii) *Ongoing support of VNU*: the Sponsors comprise investors who have extensive experience in the information and media industries and who can provide significant support, expertise and capital in partnership with VNU to support strategic initiatives and its employees, customers and other stakeholders.

See Section 5.5 (Substantiation of the Offer Price) and Section 5.6 (The Offeror's Rationale for the Offer).

4.3 Financing of the Offer

The Offeror will finance acceptances under the Offer through a combination of fully committed debt facilities, subject to customary conditions and other conditions in line with the Offer, arranged by Citigroup, Deutsche Bank Securities Inc. and JPMorgan Securities, Inc. and, in part, by ABN AMRO Bank N.V. and ING Bank N.V. and equity financing.

4.4 Recommendation by the Supervisory Board and Executive Board

The Supervisory and the Executive Board, after having given due and extensive consideration to the strategic, financial and social aspects and consequences of the proposed transaction and having extensively reviewed other alternatives available to the Company, such as a stand-alone scenario and a break-up of the Company, have reached the conclusion that the Offer is in the best interests of the Company, the shareholders and all other stakeholders of the Company.

Throughout the process, the Supervisory Board and the Executive Board have met on a frequent basis and discussed the progress of the process and key decisions in connection therewith. The terms and conditions to the Offer, as documented in the Merger Protocol, have been agreed between the Company and the Offeror only with prior approval of the Supervisory Board.

The Supervisory Board and the Executive Board are of the opinion that the price being offered per Share and the other terms of the Offer are reasonable and fair to the Shareholders. In this respect, reference is made to the fairness opinions rendered by Credit Suisse and NM Rothschild, as included in Section 7 (Fairness opinion Credit Suisse) and Section 8 (Fairness opinion NM Rothschild). With reference to the above, the Supervisory Board and the Executive Board unanimously support the Offer and unanimously recommend the Offer to the Shareholders for acceptance.

4.5 Shares held by members of the Supervisory Board and the Executive Board

As at the date of this Offer Memorandum 2,571 Ordinary Shares are held by R.F. van den Bergh, 1,314 Ordinary Shares are held by R.A. Ruijter and 10,086 Ordinary Shares are held by J.L. Brentjens, who have irrevocably undertaken to tender the Ordinary Shares held by them under the Offer as described in this Offer Memorandum including the Offer Conditions set out in Section 5.2 (Offer Conditions). On the date of this Offer Memorandum, no Shares are held by any of the other members of the Supervisory Board or the Executive Board. See Section 5.3 (Shareholdings of the members of the Supervisory Board and Executive Board).

4.6 Arrangements with Foundations

In relation to the Offer, under the condition precedent of the Offer becoming unconditional, the Priority Foundation has committed itself to transfer the Priority Shares on the Settlement Date.

In relation to the Offer, under the condition precedent of the Offer becoming unconditional, the Protection Foundation, has irrevocably renounced its option right to acquire Preferred A Shares and any other rights under similar arrangements.

4.7 Acceptance Conditions, Acceptance Period, Declaring the Offer Unconditional, Extension and Settlement

4.7.1 Acceptance Conditions

The Offer shall be declared unconditional (*gestanddoening*) if the Offer Conditions as set out in Section 5.2 (Offer Conditions) are fulfilled or, if permitted by applicable law, waived by the party or parties entitled to waive such Offer Conditions.

4.7.2 Acceptance Period

The Acceptance Period begins on 4 April 2006 and ends, subject to extension in accordance with Applicable Law, including article 9o, paragraph 5 of the Bte 1995, on 5 May 2006 at 15:00 hours Amsterdam time (9:00 hours, New York time). See Section 10.5 (Acceptance Period).

If one or more of the Offer Conditions is not fulfilled, the Offeror may extend the Acceptance Period until all such Offer Conditions have been satisfied or waived. Extension of the Acceptance Period may occur one or more times. See also Section 4.7.4 (Extension).

Shares tendered on or prior to the Acceptance Closing Date may not be withdrawn, subject to the right of withdrawal of any tender during any extension of the Acceptance Period in accordance with the provisions of article 9o, paragraph 5 of the Bte 1995. During an extension of the Acceptance Period, any Shares previously tendered and not withdrawn will remain subject to the Offer. Shares tendered during an extension of the Acceptance Period may not be withdrawn.

If all Offer Conditions are satisfied or, where appropriate, waived, the Offeror will accept all Shares that have been validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and not previously withdrawn pursuant to the terms of the Offer in accordance with, for the Shares, the procedures set forth in Section 10.3 (Acceptance by Shareholders).

4.7.3 Declaring the Offer Unconditional (*gestanddoening*)

The Offer shall be subject to the fulfillment of the Offer Conditions, including, but not limited to, the Offer Conditions that at least 95% of the issued and outstanding ordinary share capital of VNU has been tendered under the Offer as set out in Section 5.2.1 and that at least 95% of the issued 7% preferred share capital has been tendered under the Offer as set out in Section 5.2.2. The Offeror reserves the right to waive such Offer Conditions, provided that the Offeror may not waive or invoke the Offer Condition contained in Section 5.2.8 without the prior written consent of VNU. In addition, the waiver of certain other Offer Conditions is in certain circumstances subject to the prior written consent of VNU. See Section 5.2 (Offer Conditions). If the Offeror wishes to waive or reduce one or more Offer Conditions, the Offeror will announce in a manner reasonably designed to inform Shareholders that it waives or reduces such Offer Conditions by means as required by Applicable Law, including the Bte 1995.

Unless the Acceptance Period is extended, the Offeror will announce, in accordance with Applicable Law, such date being the Unconditional Date, whether the Offer Conditions have been fulfilled or are to be waived by the Offeror and will announce whether (i) the Offer has been declared unconditional, (ii) there is still uncertainty as to the fulfillment of any of the Offer Conditions, or (iii) the Offer is terminated, as a result of the Offer Conditions not having been fulfilled or waived by the Offeror, all in accordance with article 9t paragraph 4 of the Bte 1995. See Section 10.6 (Declaring the Offer Unconditional (*gestanddoening*)). The Bte 1995 requires that such announcement be made within five business days following the Acceptance Closing Date. In the event that the Offeror announces that the Offer is declared unconditional (*gestand wordt gedaan*) the Offeror will accept for payment all Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and may continue the Offer by way of a post acceptance period for at least five additional Business Days after the Unconditional Date to continue to accept for payment all Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) during such period and the Offeror shall pay promptly, but in any event within three Business Days following such tender, for such Shares.

4.7.4 Extension

The Offeror may extend the Acceptance Period past the Acceptance Closing Date, in which case all references in this Offer Memorandum to the "Acceptance Closing Date" or "15:00 hours, Amsterdam time (9:00 hours, New York time), on 5 May 2006" shall, unless the context requires

otherwise, be moved to the latest date and time to which the Acceptance Period has been so extended. A bank or stockbroker may set an earlier deadline for communication by Shareholders in order to permit the bank or stockholder to communicate its acceptances to the Exchange Agent in a timely manner.

If the Acceptance Period is extended such that the obligation pursuant to Applicable Law, including article 9t of the Bte 1995 to announce whether the Offer has been declared unconditional is postponed, a public announcement to that effect shall be made in accordance with Applicable Law. See Section 10.7 (Extension). Article 9o, paragraph 5 of the Bte 1995 requires that such announcement be made not later than the third Business Day following the Acceptance Closing Date.

4.7.5 Settlement

In the event that the Offeror announces that the Offer is declared unconditional (*gestand wordt gedaan*), the Offeror will pay on the Settlement Date to Shareholders who have tendered and delivered their Ordinary Shares and/or Preferred Shares to the Offeror prior to the Acceptance Closing Date, the Offer Price per Ordinary Share and/or the Offer Price per Preferred Share in respect of each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (*geleverd*). See Section 10.8 (Settlement).

4.8 Offeror

Valcon Acquisition B.V., a private limited liability company (*besloten vennootschap met beperkte aansprakelijkheid*) duly incorporated 23 January 2006 and validly existing under the laws of The Netherlands, with its statutory seat at Amsterdam, The Netherlands. See Section 13 (Information on the Offeror).

4.9 Liquidity and Delisting

The purchase of Shares by the Offeror pursuant to the Offer, among other things, will reduce the number of Shareholders and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares not tendered and not held by VNU.

Should the Offer be declared unconditional (*gestand wordt gedaan*), it is intended that VNU's listing on Euronext Amsterdam will be terminated as soon as possible. This would further adversely affect the liquidity of any shares not tendered. In addition, the Offeror may initiate any of the procedures as set out in Section 4.10 (Legal Structure of VNU following the Offer), including procedures which would result in termination of the listing of the Shares (including Shares not being tendered). See Section 5.7.2 (Liquidity and Delisting).

4.10 Legal structure of VNU following the Offer

Summary of risk factors following the Offer

As set out in Sections 5.2.1 and 5.2.2, the Offer is conditional upon acceptances being received with respect to at least 95% of the Ordinary Shares and at least 95% of the Preference Shares. However, the Offeror has the right to waive these conditions and to declare the Offer unconditional (*gestand doen*) even if the Shares that have not been tendered represent more than 5% of either of or both the classes of Shares.

Shareholders who do not tender their Shares in the Offer should carefully review this Section 4.10, which describes certain risks they will be subject to after the Offer is declared unconditional (*gestand wordt gedaan*). These risks are in addition to the exposure to the business of VNU and its subsidiaries, as such business and the structure of the VNU group may change from time to time after the Settlement Date. The following is a summary of the key additional risks:

- COMPULSORY PURCHASE

As soon as the relevant legal requirements have been satisfied, the Offeror may seek to acquire the remaining Shares through the statutory Squeeze-Out procedure.

- LOSS OF LIQUIDITY

As soon as the relevant legal requirements have been satisfied, the Offeror may seek to terminate the listing of VNU on Euronext Amsterdam and to convert VNU into a private limited company (*besloten vennootschap met beperkte aansprakelijkheid*), which will *inter alia* cause all shares in VNU to become subject to transfer restrictions.

Alternatively or cumulatively, the Offeror may seek to implement an Upstream Merger, which could result in shareholders in VNU becoming shareholders in a Merging Entity by operation of law. This Merging Entity will be a private limited company *(besloten vennootschap met beperkte aansprakelijkheid)*, and the shares in its capital will not be listed or publicly traded, and will be subject to transfer restrictions.

Even if no conversion or merger is implemented, the size of the free float in Shares will be substantially reduced as a result of the Offer, and as a result trading volumes and liquidity of Shares will be materially adversely affected.

The Offeror may also seek a sale of substantially all assets of VNU, which may be followed by a liquidation and a distribution of the sale proceeds.

- INCREASED LEVERAGE

As a result of one or more Legal Mergers or as a result of other measures implemented by the Offeror and VNU after the Settlement Date, the proportion of the balance sheet of VNU or its successor entities which is represented by debt may increase substantially compared to the current position.

- REDUCED GOVERNANCE RIGHTS

In the event that VNU or its successor entity will no longer be listed and its shares will no longer be publicly traded, the statutory provisions applicable to the governance of public or listed companies will no longer apply and the rights of minority shareholders will be limited to the statutory minimum.

- CONTROLLING SHAREHOLDER

Following the Settlement Date, VNU will be majority controlled by the Offeror and the indirect shareholders of the Offeror will appoint all of the members of the Executive Board and all of the members of the Supervisory Board, except for any independent members of the Supervisory Board appointed in accordance with Section 5.7.7.

- TAX TREATMENT OF DISTRIBUTIONS

The Offeror and VNU have no insight into and no responsibility with respect to the tax treatment of Shareholders with respect to any distributions made by VNU or any successor entity to VNU, which may include dividends, repayments of capital and liquidation distributions. In the event that there is a sale of substantially all assets of VNU, followed by a liquidation and a distribution of the sale proceeds, this may raise specific tax issues for Shareholders.

General

The Offeror reserves the right to use any permitted method to acquire 100% of VNU's share capital, as well as to align VNU with the holding and financing structure of the group of companies that includes the Offeror. For this purpose the Offeror will consider, depending *inter alia* on the number of Shares obtained by the Offeror as a result of the Offer, a number of processes, including a compulsory acquisition procedure (*uitkoopprocedure*) in accordance with article 2:92a of the Dutch Civil Code (a "**Squeeze-Out**"), a legal merger (*juridische fusie*) between VNU and the Offeror or an affiliate of the Offeror in accordance with article 2:309 *et seq* of the Dutch Civil Code (a "**Legal Merger**"), a contribution of assets to VNU in exchange for new shares issued (in which case the existing shareholders do not have pre-emptive rights), or a sale of assets by VNU (subject to Section 5.10). Separately, the Offeror may cause VNU to be converted into a private limited company (*besloten vennootschap met beperkte aansprakelijkheid*).

For the avoidance of doubt, any or all of the measures and processes described in this Section 4.10 may be applied cumulatively, alternatively, or not at all, at the discretion of the Offeror, subject to applicable provisions of Dutch law.

Squeeze-Out

In the event that the Offeror has acquired 95% or more of the issued and outstanding share capital of VNU at or following the Settlement Date (excluding Shares held by VNU or its subsidiaries), the Offeror shall initiate a Squeeze-Out, in order to acquire the remaining VNU Shares not tendered and not held by the Offeror or VNU. The Offeror may also initiate a Squeeze-Out at any time after

the Settlement Date, if and when it is entitled to do so, with respect to shares in any successor entity of VNU, created through a Legal Merger or otherwise.

Legal Merger

At any time after the Offer has been declared unconditional (*gestand wordt gedaan*), the Offeror and VNU may take steps to implement a Legal Merger between the Offeror or an affiliate of the Offeror (the "**Merging Entity**") and VNU. As a result of such a Legal Merger, one of the two legal entities involved (the "**Disappearing Entity**") will disappear and the other (the "**Surviving Entity**") will survive and acquire all assets and liabilities of the Disappearing Entity by operation of law on the date on which the Legal Merger becomes effective (the "**Merger Date**"). The following paragraphs of this subsection explain the two principal forms of Legal Merger which the Offeror may consider and set out a summary of the process that will be followed prior to any Legal Merger being implemented. No rights can be derived from these explanations and the Offeror reserves the right to pursue a Legal Merger on different terms.

In case a Legal Merger is effected in which VNU is the disappearing entity (an "**Upstream Merger**"), shareholders in VNU (including Shareholders that have not tendered their Shares under the Offer, but excluding the Merging Entity) will become, by operation of law, shareholders in the Merging Entity, alongside the Offeror or the Offerror's affiliate which is already a shareholder of the Merging Entity (the "**Merging Entity Parent**"). The new shareholders will acquire shares in the capital of the Merging Entity that have the same economic value as the shares in VNU they hold immediately before the Legal Merger becomes effective, which will be computed on the basis of the relevant prices set out in this Offer Memorandum, deducting any distributions made to the relevant shareholders after the Settlement Date. The capital of the Merging Entity is likely to be divided in different classes of shares and holders of one class of shares in VNU may acquire one or more classes of ordinary and/or preference shares in the Merging Entity, depending on factors such as the rights attaching to the shares in VNU they hold on the Merger Date and the amount of any debt financing the Merging Entity has outstanding at that time. The exact identity of the Merging Entity, the composition of its share capital, the economic and other rights attaching to each class of shares in that capital and the exchange ratio applicable to each class of shares in VNU will only be established by the executive board of VNU and the Offeror on or after the Unconditional Date and shall be approved by the Supervisory Board. The approval shall require a vote in favor by a majority of the independent members of the Supervisory Board as referred to in Section 5.7.7 if this will be decided on or after the Settlement Date. The independent members of the Supervisory Board may request that additional independent financial or legal experts are appointed to advise them on the reasonableness of the proposed exchange ratio for the shares in the Merging Entity with a view to the economic and other rights attached to the shares in the Merging Entity to be received by the minority shareholders as compared to the economic and other rights attached to the shares in VNU held by them immediately prior to the Merger Date.

It is not intended that any shares in the Merging Entity will be listed on any stock exchange or otherwise be publicly traded. As the Merging Entity will be a private limited company (*besloten vennootschap met beperkte aansprakelijkheid*), restrictions will apply to the transferability of these shares. However, the Merging Entity Parent may grant the new holders of shares in the Merging Entity the right for a certain period after the Merger Date to sell their shares to the Merging Entity Parent, for a price per share equal to the relevant price set out in this Offer Memorandum, deducting any distributions made to the relevant shareholders after the Settlement Date. Shareholders that do not tender their Shares in the Offer need to be aware that, in the event the Offer is declared unconditional (*gestand wordt gedaan*) and an Upstream Merger is implemented, except to the extent and for the period that any sale right is granted in accordance with the previous sentence, the shares in the Merging Entity which they receive in exchange for their Shares will be illiquid and cannot be freely traded.

As a further result of the Merging Entity in an Upstream Merger being an unlisted private limited company, statutory provisions applicable to the governance of public or listed companies will not apply to the Merging Entity and the rights of minority shareholders in the Merging Entity will be limited to the statutory minimum.

As an alternative or precursor to an Upstream Merger, the Offeror may choose to implement a Legal Merger in which the Merging Entity will be the Disappearing Entity and VNU will be the Surviving Entity (a "**Downstream Merger**"). In such a case, the shareholders of VNU will continue to

hold their shares. The Shares held by the Merging Entity will be cancelled and the Merging Entity Parent will be issued with new Shares, taking into account any assets or liabilities which the Merging Entity has on the Merger Date, other than Shares.

A Downstream Merger will not in itself affect the listing of VNU on Euronext Amsterdam or the tradeability of Shares. The Downstream Merger does not, however, prevent the Offeror and VNU from seeking a termination of that listing, when they are entitled to do so under applicable listing rules. Similarly, the Offeror may initiate a Squeeze-Out subsequent to a Downstream Merger, if and when it is entitled to do so, with respect to the shares in VNU it does not at that point own (other than shares owned by VNU itself or its subsidiaries). In addition, the completion of the Offer and any subsequent measures initiated by the Offeror and VNU, within the restrictions imposed by applicable law, are likely to significantly reduce the trading volume in Shares and thereby the liquidity of a continued investment in Shares beyond the Settlement Date.

After implementing a Downstream Merger, the Offeror may decide to implement an Upstream Merger, with a different Merging Entity than that which disappeared as a result of the Downstream Merger. The previous subsection, relating to an Upstream Merger and the shares that will be issued to holders of shares in VNU, will apply *mutatis mutandis* in such a case.

In the event that the Offeror chooses to pursue any Legal Merger, the process for achieving this result will be subject to Part 7 of Book 2 of the Dutch Civil Code and any other applicable provisions of Dutch law, and will include safeguards to ensure that the exchange ratio or ratios applicable to each respective class of shares in VNU is confirmed as being fair by independent experts, and is ultimately approved by the Supervisory Board, including by a majority of the independent members as referred to in Section 5.7.7. The process also requires a resolution of the general meeting of shareholders of the Disappearing Entity and, under certain circumstances, of the general meeting of shareholders of the Surviving Entity. Shareholders should be aware, however, that these safeguards and procedures do not prevent the Surviving Entity, in which they will be shareholders from the Merger Date, from having substantially more debt as a proportion of its balance sheet total than VNU currently has.

Asset Sale

At any time after the Offer has been declared unconditional (*gestand wordt gedaan*), the Offeror and VNU may take steps to cause a sale by VNU of all or substantially all of its assets to a company directly or indirectly wholly owned by the Offeror or by an affiliate of the Offeror, in a manner that is consistent with the undertakings reflected in Section 5.9. This sale will be made at a value computed on the basis of the share prices set out in this Offer Memorandum, deducting any distributions made to VNU's shareholders after the Settlement Date. A confirmation will be obtained from independent experts as to the fairness of such a transaction and it would require the approval of the Supervisory Board, including a majority of the independent members as referred to in Section 5.7.7, as well as that of the general meeting of VNU's shareholders. Following such a sale, VNU may be liquidated, in which case the proceeds of the transaction will be distributed to its shareholders, in accordance with the provisions of the VNU Articles of Association in force at the relevant time.

Other Possible Measures

The Offeror reserves the right to use any other permitted method to obtain 100% of VNU's share capital, as well as to align the company structure of VNU with the group's new holding and financing structure that will exist once the Offer has been declared unconditional (*gestand wordt gedaan*), including the contribution of assets by the Offeror to VNU against the issue of shares in the capital of VNU, whilst at the same time excluding the pre-emptive rights (*voorkeursrechten*) (if any) of other VNU Shareholders, all in accordance with Dutch law and the VNU Articles of Association in force at the relevant time.

Finally, the Offeror reserves the right to pursue alterations to the corporate and capital structure of VNU, including internal reorganizations, changes to the accounting policies applied by VNU, amendments to the VNU Articles of Association, a liquidation, a demerger as specified in article 2:334a of the Dutch Civil Code or a rights issue, all to be effected in accordance with Dutch law and the VNU Articles of Association (as amended from time to time). Any distributions made may take the form of a distribution out of reserves, an interim dividend, a final dividend, payment upon cancellation or, in case the Company is liquidated, a liquidation distribution.

4.11 Dividend Policy

The Offeror expects to amend significantly VNU's dividend policy should the Offer be declared unconditional (*gestand wordt gedaan*). The Offeror expects to stop paying regular cash dividends after the Settlement Date for the foreseeable future, subject to any applicable requirements under Dutch law. Any dividends paid in the near term will be one time in nature. The size and make-up of one time dividends (if any) will depend on several factors but could be significant. Distributions made on the relevant shares after the Settlement Date (if any) will be deducted for the purposes of establishing the value per Share in the event of any Legal Merger or other relevant measure as described in Section 5.7.3.

4.12 Announcements

Announcements contemplated by the foregoing paragraphs will be issued by press release or advertisement and will be published in at least the Wall Street Journal, the Financial Times, the Daily Official List, *Het Financieele Dagblad*, *NRC Handelsblad*. Subject to any applicable requirements of Dutch public offer regulations and U.S. federal securities laws and regulations and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror will have no obligation to communicate any public announcement other than as described above.

4.13 Indicative Timetable

(All times are Amsterdam time, New York time is six hours earlier)

Expected Date and Time	**Event**
(All times are Amsterdam time)	
09:00 hours, 3 April 2006	Publication of advertisement announcing the availability of the Offer Memorandum and the commencement of the Offer, in accordance with article 9o paragraph 2 of the Bte 1995
09:00 hours, 4 April 2006	Commencement of the Acceptance Period under the Offer
16:00 hours, 18 April 2006.....	Annual General Meeting of Shareholders, at which meeting the Offer, among other matters, will be discussed in accordance with the provisions of article 9q paragraph 1 of the Bte 1995
15:00 hours, 5 May 2006, subject to extension	*Acceptance Closing Date* Deadline for Shareholders wishing to tender Shares
In accordance with Applicable Law	*Unconditional Date* the date on which the Offeror shall publicly announce whether the Offer is declared unconditional (*gestand wordt gedaan*) in accordance with Applicable Law. Pursuant to Article 9t paragraph 4 of the Bte 1995, the Offer must be declared unconditional within five Business Days following the Acceptance Closing Date
Within three Business Days after the Unconditional Date .	*Settlement Date* the date on which, in accordance with the terms and conditions of the Offer, payment of the Offer Price per Ordinary Share and/or the Offer Price per Preferred Share shall be made by the Offeror to the Shareholders who have validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (*geleverd*) their Shares under the Offer prior to the Acceptance Closing Date, which date shall be promptly, but in any event, within three Business Days following the Unconditional Date, subject to the Offer being declared unconditional (*gestand wordt gedaan*)

5. EXPLANATION OF THE OFFER

5.1 Introduction

On 8 March 2006, the Company and the Offeror jointly announced that the expectation was justified that agreement could be reached in connection with an offer by the Offeror for the Company at EUR 28.75 per Ordinary Share and at EUR 13.00 per Preferred Share. The expectation that the Company would reach an agreement on the Offer was realized after a meeting of the Supervisory Board in Haarlem in the evening of 7 March 2006. In the morning of 8 March 2006, the Company and the Offeror entered into the Merger Protocol. Certain terms of the Merger Protocol are reflected or otherwise described in this Offer Memorandum.

5.2 Offer Conditions

The obligation of the Offeror to declare the Offer unconditional (*gestand te doen*) shall be subject to the following conditions precedent (the "**Offer Conditions**") being satisfied or waived, as the case may be:

5.2.1 such number of Ordinary Shares are tendered for acceptance that these, together with the Ordinary Shares directly or indirectly held by the Offeror, its group or the Sponsors at the Acceptance Closing Date and Ordinary Shares which are the subject of purchase agreements in effect at the Acceptance Closing Date represent at least 95% of the Company's issued ordinary share capital (*geplaatst gewoon aandelenkapitaal*) as at the Acceptance Closing Date (excluding Ordinary Shares held by VNU or its subsidiaries);

5.2.2 such number of Preferred Shares are tendered for acceptance that these, together with the Preferred Shares directly or indirectly held by the Offeror, its group or the Sponsors at the Acceptance Closing Date and Preferred Shares which are the subject of purchase agreements in effect at the Acceptance Closing Date represent at least 95% of the Company's issued 7% preference share capital (*geplaatst 7% preferent aandelenkapitaal*) as at the Acceptance Closing Date;

5.2.3 the Supervisory Board and the Executive Board have not withdrawn or changed their recommendation of the Offer as included in this Offer Memorandum;

5.2.4 no effect, event, occurrence, circumstance or change that, has had or could reasonably be expected to have a Material Adverse Effect has occurred or become known to the Offeror after the date on which the Acceptance Period starts and prior to or on the Acceptance Closing Date;

5.2.5 no public announcement, or written notification pursuant whereto the Offeror has a right to terminate the Merger Protocol according to its terms, has been made, announcing for the first time that a third party is preparing or announcing a bona fide public offer which the Supervisory Board has concluded constitutes a competing offer for at least 50% or more of the Shares or a proposal for a legal merger that would involve a change of control of the Company and no third party has obtained the right to acquire from the Company or subscribe for from the Company, or has agreed to acquire from the Company or subscribe for from the Company, shares or depositary receipts of shares in the capital of the Company, other than pursuant to the exercise of employee options or other equity awards granted prior to the date of the Merger Protocol;

5.2.6 no order, stay, judgment or decree is issued by any court, arbitral tribunal, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the Offer, any of which restrains, prohibits or delays or is reasonable likely to restrain, prohibit or delay consummation of the Offer in any material respect;

5.2.7 on or prior to the Acceptance Closing Date the Company has not breached certain conduct of business undertakings and certain other undertakings related to the preparation of the Offer and the Offer itself, to the extent that such breach has or could reasonably be expected to have material adverse repercussions on the Offeror or the Offer, if such breach is not remedied prior to the Acceptance Closing Date;

5.2.8 on or prior to the Acceptance Closing Date the Offeror has not breached the Merger Protocol, to the extent that such breach has or could reasonably be expected to have material adverse repercussions on the Offer, if such breach is not remedied prior to the Acceptance Closing Date;

5.2.9 the occurrence of one of the following events prior to the Acceptance Closing Date:

(a) competition authorities in the United States, Germany and Austria allowing any required waiting period to lapse or issuing the necessary decision, authorisation, approval in respect of the Offer and if that decision, authorisation, approval is given subject to conditions or obligations, then those conditions and obligations being satisfactory to the Offeror, acting reasonably; or

(b) the expiry, lapsing or termination of all applicable waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of the United States, Germany and Austria;

5.2.10 on or prior to the Acceptance Closing Date, the Protection Foundation, subject only to the Offer becoming unconditional, has irrevocably and otherwise unconditionally renounced its rights under any option agreement(s) or any other similar arrangement with the Company in this respect;

5.2.11 between 31 March 2006 and the Acceptance Closing Date, the Company has not committed itself in any way to the payment of any dividend or other distribution (other than the Preferred Dividends), whether or not in the form of shares, nor has the Company paid out any dividend, capital repayment or any other distribution (other than the Preferred Dividends), whether or not in the form of shares;

5.2.12 on or prior to the Acceptance Closing Date no notification has been received from the AFM that the Offer has been made in conflict with any of the stipulations of Chapter IIa of the Wte 1995, within the meaning of Article 32(a) Bte 1995 in which case the securities institutions would not be allowed to co-operate with the settlement of the Offer;

5.2.13 on or prior to the Acceptance Closing Date trading in the Shares on Eurolist by Euronext Amsterdam N.V. has not been permanently suspended as a result of a listing measure (*noteringsmaatregel*) taken by Euronext Amsterdam N.V. in accordance with Article 2706/1 of Euronext Rulebook II;

5.2.14 on or prior to the Acceptance Closing Date the Merger Protocol has not been terminated pursuant to the termination provisions contained therein (see Section 5.8 (Termination Events Merger Protocol));

5.2.15 on or prior to the Acceptance Closing Date the holders of at least 95% of the Preferred B Shares have tendered the sale and purchase of their respective Preferred B Shares to the Offeror as per the Settlement Date, subject to the Offer being declared unconditional (*gestand wordt gedaan*); and

5.2.16 on or prior to the Acceptance Closing Date the Company shall not have a class of securities registered under the Exchange Act and the Company shall have complied with the undertakings in the Merger Protocol in respect of the Exchange Act.

The Offer Conditions in Sections 5.2.1 up to and including Section 5.2.11, excluding 5.2.8, and in Sections 5.2.14 up to and including 5.2.16 are for the benefit of the Offeror and may be waived by the Offeror (either in whole or in part) at and any time by written notice to the Company; provided that the Offer Conditions in Sections 5.2.1 and 5.2.2 may only be waived by the Offeror together with the Company if the number of Ordinary Shares tendered for acceptance together with the Ordinary Shares directly or indirectly held by the Offeror at the Acceptance Closing Date, represent less than 60% of the total of the Company's issued ordinary share capital as at the Acceptance Closing Date. The Offer Condition in Section 5.2.8 is for the benefit of the Company and shall not be waived or invoked by the Offeror (either in whole or in part) without the prior written consent of the Company. The Offer Condition in 5.2.12 is for the benefit of the Company and the Offeror and may be waived by the Company together with the Offeror, if following receipt of a notice as referred to in Offer Condition 5.2.12, such notification has been or will be revoked by AFM, if such notification is overruled by a court decision or after consultation with the AFM. The Offer Condition in Clause 5.2.13 is for the benefit of both the Company and the Offeror and may be waived by the Company together with the

Offeror (either in whole or in part) by written notice, provided however that the Offeror and the Company may only waive the fulfilment of such Offer Condition if the non-fulfilment of such a condition is not caused by the Offeror or VNU respectively and furthermore provided that the Party causing non-fulfilment of this condition is not entitled to invoke it.

5.3 Shareholdings of the members of the Supervisory Board and Executive Board

5.3.1 Information on Shares

As of the date of this Offer Memorandum, 2,571 Ordinary Shares are held by Mr. R.F van den Bergh, 1,314 Ordinary Shares are held by Mr. R.A Ruijter and 10,086 Ordinary Shares are held by Mr. J.L. Brentjens, who have irrevocably undertaken to tender the Ordinary Shares held by them under the Offer as described in this Offer Memorandum including the Offer Conditions set out in Section 5.2 (Offer Conditions). Other than information contained in this Offer Memorandum, the Offeror did not disclose to these Shareholders any material information regarding the Offer which would be relevant for Shareholders when considering to tender Shares under the Offer.

As of the date of this Offer Memorandum, no Shares are held by any of the other members of the Supervisory Board.

5.3.2 Information on Share Options

As of the date of this Offer Memorandum Mr. R.F. van den Bergh held 200,000 options for Ordinary Shares, Mr. R.A. Ruijter held 40,000 options for Ordinary Shares and Mr. G.S. Hobbs held 100,000 options for Ordinary Shares, as shown in the following table:

Ordinary options	Balance at 30 March 2006	Expiration date	Exercise price in EUR
Executive Board			
Mr. R.F. van den Bergh	20,000	06/02/10	59.80
	20,000	03/23/11	39.29
	40,000	03/22/09	36.50
	20,000	03/22/12	36.50
	20,000	03/21/10	24.92
	20,000	03/21/13	24.92
	20,000	03/18/11	22.60
	20,000	03/18/14	22.60
	20,000	03/18/15	21.92
Sub-total	200,000		
Mr. R.A. Ruijter	20,000	03/18/12	21.92
	20,000	03/18/15	21.92
Sub-total	40,000		
Supervisory Board			
Mr. G.S. Hobbs (former member of the Executive Board)	20,000	06/02/10	59.80
	20,000	03/23/11	39.29
	40,000	03/22/09	36.50
	20,000	03/22/12	36.50
Sub-total	100,000		
Total	340,000		

At the date of this Offer Memorandum, no options for Ordinary Shares are held by any of the other members of the Supervisory Board and the Executive Board.

On the Settlement Date, all outstanding options for Ordinary Shares, whether vested or unvested, then held by VNU employees (including the Executive Board), as well as the members of the Supervisory Board, will be cancelled by VNU. In consideration for this cancellation, each holder of a cancelled option will receive a lump sum payment, in cash, equal to the product of (x) the number of Ordinary Shares previously subject to such cancelled option and (y) the excess, if any, of the Offer Price per Ordinary Share over the exercise price per share of Ordinary Share previously subject to such

cancelled option. The total lump sum payment in consideration for cancellation of options amounts to EUR 59,658,823.43 on a pre-tax basis.

Also on the Settlement Date, any outstanding restricted stock units ("RSUs"), whether vested or unvested, then held by VNU employees (including the Executive Board) will be cancelled by VNU (excluding any RSUs granted to employees after the date of distribution of this Offer Memorandum, if any, which if so issued (a) would be issued in lieu of stock option grants that would be made to employees of the VNU group in the ordinary course consistent with past practice and (b) would be payable solely in cash in accordance with their terms). In consideration for this cancellation, each holder of a cancelled RSU will receive a lump sum payment, in cash, equal to the product of (x) the number of Ordinary Shares previously subject to such cancelled RSU and (y) the Offer Price per Ordinary Share. All payments made by VNU in consideration for the cancellation of any option on Ordinary Shares or RSU, as described above, will be less any withholding for applicable taxes, which will be remitted to the appropriate governmental taxing authority. The total lump sum payment in consideration for cancellation of RSUs amounts to EUR 10,080,305.74 on a pre-tax basis.

Mr. R.F. van den Bergh holds 98,755 RSUs of which 51,452.33 will be cashed out; the rest will be forfeited without payment. The payment, on a pre-tax basis, in respect of Mr. R.F. van den Bergh's equity awards upon termination is the sum of an option cash out of EUR 535,800 increased with an RSU cash out of EUR 1,479,254.49 which amounts to EUR 2,015,054.49.

Mr. R.A. Ruijter holds 79,515 RSUs. The payment, on a pre-tax basis, in respect of Mr. R.A. Ruijter's equity awards upon termination is the sum of an option cash out of EUR 273,200 increased with an RSU cash out of EUR 2,286,056.25 which amounts to EUR 2,559,256.25.

One member of the Supervisory Board, Mr. G.S. Hobbs, holds at the date of this Offer Memorandum options for Ordinary Shares, which will be cancelled without payment because the exercise prices of all of his outstanding options are in excess of the Offer Price per Ordinary Share. No other current members of the Supervisory Board hold any options for Shares or RSUs.

5.4 Arrangements with Foundations

In relation to the Offer, under the condition precedent of the Offer becoming unconditional, the Priority Foundation has committed itself to transfer the Priority Shares on the Settlement Date.

In relation to the Offer, under the condition precedent of the Offer becoming unconditional, the Protection Foundation, has irrevocably renounced its option right to acquire Preferred A Shares and any other rights under similar arrangements.

5.5 Substantiation of the Offer Price

5.5.1 Introduction

In establishing the Offer Price per Ordinary Share and the Offer Price per Preferred Share, the Offeror has carefully considered the history and prospects of VNU, including through an analysis of historic and potential future developments in profitability, cash flows and balance sheet. Furthermore, account has been taken of the historic market valuation of the Ordinary Shares and, in respect of the Preferred Shares, the amount contributed on the Preferred Shares (which equals the nominal value of the Preferred Shares) and accrued but unpaid dividends.

The Offer Price per Ordinary Share has been based on careful financial analyses, including, among others:

(i) a leveraged buy-out analysis, based on the historic and expected developments in the operational and financial performance of the business as well as the current conditions in the leveraged finance markets;

(ii) a trading multiple analysis based on the financial performance of VNU and the prices and trading activity of the Ordinary Shares compared with those of certain comparable publicly traded companies and their securities, as listed in 5.5.2(vi). In addition to these companies, a number of other companies have been reviewed for comparison, specifically Aegis, EMAP, Euromoney, Forrester, Gartner, Harris, Harte-Hanks, Informa, ITE, Reuters and UBM;

(iii) an analysis of bid premiums in recent public offers that were deemed comparable, in particular 46 Dutch public offers in the period from 1 January 2001 to 31 December 2005;

(iv) a transaction multiple analysis based on the financial terms, to the extent publicly available, of certain comparable acquisition transactions including CVC/Network Communications, DLJ/Advanstar, Emap/Worth Global Style Network, GfK/NOP World, Informa/IIR, Ipsos/Mori, JPMorgan Partners/Hanley Wood, McGraw-Hill/JD Power, VNU/AC Nielsen and VNU/IMS Health; and

(v) a discounted cash flow analysis based on historic and expected developments in the operational and financial performance of VNU.

In addition, certain financial information as derived from annual accounts, analyst presentations, market reports, press releases and additional financial information provided by the Company have been reviewed.

5.5.2 Premiums

The Offer Price per Ordinary Share of EUR 28.75 represents compelling value for Shareholders, and:

(i) a premium of 23.1 percent to the unaffected closing price per Ordinary Share of EUR 23.35 on 8 July 2005, the last trading day prior to VNU's announcement of its planned merger with IMS Health;

(ii) premiums of 29.0 and 20.8 percent respectively to the 12 and 24 month average price per Ordinary Share of EUR 22.28 and EUR 23.80 prior to 8 July 2005, the last trading day prior to VNU's announcement of its planned merger with IMS Health;

(iii) premiums of 27.8 and 20.3 percent respectively to the price per Ordinary Share of EUR 22.50 and EUR 23.90, 9 months and 12 months prior to 8 March 2006, the day on which VNU and the Offeror jointly announced that the expectation was justified that agreement on an offer could be reached;

(iv) a premium of 18.6 percent to the price per Ordinary Share of EUR 24.23 implied by the consensus research 2006E EBITDA multiple of 10.6x for VNU's peer group;

(v) a multiple of 13.4x 2005 normalized EBITDA (adjusted for IMS and IRI settlement costs and book gains), an attractive valuation compared to the recent trading of peer company stocks, as well as to the recent history of trading of VNU's stock;

(vi) on the basis of implied enterprise value to EBITDA, a multiple which exceeds that of every reasonably comparable peer, including Arbitron, GfK, IMS Health, McGraw-Hill, Reed Elsevier PLC and NV, Thomson, Taylor Nelson Sofres, Dun & Bradstreet, Pearson, Wolters Kluwer, Ipsos and WPP.

On 7 March 2006, NM Rothschild and Credit Suisse rendered their respective fairness opinions in writing to the Supervisory Board and the Executive Board. Such fairness opinions are reproduced in Section 7 (Fairness Opinion Credit Suisse) and Section 8 (Fairness Opinion NM Rothschild). As at the respective dates of such opinions, and based upon and subject to the factors and assumptions referred to in such opinions, NM Rothschild and Credit Suisse consider the Offer Price per Ordinary Share to be fair, from a financial point of view, to the Ordinary Shareholders.

5.6 The Offeror's Rationale for the Offer

The Offer presents a number of benefits to the Shareholders and VNU's employees, customers and other stakeholders:

(i) *All Cash Offer*: the Offer provides Shareholders the opportunity to realize immediate value in cash for their Shares, eliminating significant price risk related to future investment, execution uncertainty and any liquidity discount upon sale;

(ii) *Compelling Valuation*: the Offer represents a significant premium to the unaffected trading price before the announcement of the proposed IMS transaction, VNU's historical trading ranges, and the average multiple implied by the current enterprise valuations of VNU's peer group. In addition, the Offer fully values the Company's long-term operating plan including Project Forward; and

(iii) *Ongoing support of VNU*: the Sponsors comprise investors who have extensive experience in the information and media industries and who can provide significant support, expertise and capital in partnership with VNU to support strategic initiatives and its employees, customers and other stakeholders.

5.7 Consequences of the Offer

5.7.1 Strategy

The Offeror supports VNU's strategy, which includes the following:

(i) a focus on high growth high margin data collection and business information units.

(ii) to grow the businesses that comprise the Company with a particular focus on the benefits for large global customers who rely on the Company's industry standard data assets for measurement in their respective fields.

(iii) investment in the businesses to maintain and enhance the Company's leading data collection and measurement franchises on a global basis.

(iv) to drive for cost leadership and operational excellence through a comprehensive and ongoing approach to reduce and optimize costs.

5.7.2 Liquidity and Delisting

The purchase of Shares by the Offeror pursuant to the Offer, among other things, will reduce the number of Shareholders and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares not tendered and not held by VNU.

Should the Offer be declared unconditional (*gestand wordt gedaan*), it is intended that VNU's listing on Euronext Amsterdam will be terminated as soon as possible. This would further adversely affect the liquidity of any shares not tendered. In addition, the Offeror may initiate any of the procedures as set out in Section 5.7.3 (Legal Structure of VNU following the Offer), including procedures which would result in termination of the listing of the Shares (including Shares not being tendered).

5.7.3 Legal structure of VNU following the Offer

Summary of risk factors following the Offer

As set out in Sections 5.2.1 and 5.2.2, the Offer is conditional upon acceptances being received with respect to at least 95% of the Ordinary Shares and at least 95% of the Preference Shares. However, the Offeror has the right to waive these conditions and to declare the Offer unconditional (*gestand doen*) even if the Shares that have not been tendered represent more than 5% of either of or both the classes of Shares.

Shareholders who do not tender their Shares in the Offer should carefully review this Section 5.7.3, which describes certain risks they will be subject to after the Offer is declared unconditional (*gestand wordt gedaan*). These risks are in addition to the exposure to the business of VNU and its subsidiaries, as such business and the structure of the VNU group may change from time to time after the Settlement Date. The following is a summary of the key additional risks:

- COMPULSORY PURCHASE

As soon as the relevant legal requirements have been satisfied, the Offeror may seek to acquire the remaining Shares through the statutory Squeeze-Out procedure.

- LOSS OF LIQUIDITY

As soon as the relevant legal requirements have been satisfied, the Offeror may seek to terminate the listing of VNU on Euronext Amsterdam and to convert VNU into a private limited company (*besloten vennootschap met beperkte aansprakelijkheid*), which will *inter alia* cause all shares in VNU to become subject to transfer restrictions.

Alternatively or cumulatively, the Offeror may seek to implement an Upstream Merger, which could result in shareholders in VNU becoming shareholders in a Merging Entity by operation of law. This Merging Entity will be a private limited company (*besloten vennootschap met beperkte*

***aansprakelijkheid*), and the shares in its capital will not be listed or publicly traded, and will be subject to transfer restrictions.**

Even if no conversion or merger is implemented, the size of the free float in Shares will be substantially reduced as a result of the Offer, and as a result trading volumes and liquidity of Shares will be materially adversely affected.

The Offeror may also seek a sale of substantially all assets of VNU, which may be followed by a liquidation and a distribution of the sale proceeds.

- INCREASED LEVERAGE

As a result of one or more Legal Mergers or as a result of other measures implemented by the Offeror and VNU after the Settlement Date, the proportion of the balance sheet of VNU or its successor entitities which is represented by debt may increase substantially compared to the current position.

- REDUCED GOVERNANCE RIGHTS

In the event that VNU or its successor entity will no longer be listed and its shares will no longer be publicly traded, the statutory provisions applicable to the governance of public or listed companies will no longer apply and the rights of minority shareholders will be limited to the statutory minimum.

- CONTROLLING SHAREHOLDER

Following the Settlement Date, VNU will be majority controlled by the Offeror and the indirect shareholders of the Offeror will appoint all of the members of the Executive Board and all of the members of the Supervisory Board, except for any independent members of the Supervisory Board appointed in accordance with Section 5.7.7.

- TAX TREATMENT OF DISTRIBUTIONS

The Offeror and VNU have no insight into and no responsibility with respect to the tax treatment of Shareholders with respect to any distributions made by VNU or any successor entity to VNU, which may include dividends, repayments of capital and liquidation distributions. In the event that there is a sale of substantially all assets of VNU, followed by a liquidation and a distribution of the sale proceeds, this may raise specific tax issues for Shareholders.

General

The Offeror reserves the right to use any permitted method to acquire 100% of VNU's share capital, as well as to align VNU with the holding and financing structure of the group of companies that includes the Offeror. For this purpose the Offeror will consider, depending *inter alia* on the number of Shares obtained by the Offeror as a result of the Offer, a number of processes, including a compulsory acquisition procedure (*uitkoopprocedure*) in accordance with article 2:92a of the Dutch Civil Code (a "**Squeeze-Out**"), a legal merger (*juridische fusie*) between VNU and the Offeror or an affiliate of the Offeror in accordance with article 2:309 *et seq* of the Dutch Civil Code (a "**Legal Merger**"), a contribution of assets to VNU in exchange for new shares issued (in which case the existing shareholders do not have pre-emptive rights), or a sale of assets by VNU (subject to Section 5.10). Separately, the Offeror may cause VNU to be converted into a private limited company (*besloten vennootschap met beperkte aansprakelijkheid*).

For the avoidance of doubt, any or all of the measures and processes described in this Section 5.7.3 may be applied cumulatively, alternatively, or not at all, at the discretion of the Offeror, subject to applicable provisions of Dutch law.

Squeeze-Out

In the event that the Offeror has acquired 95% or more of the issued and outstanding share capital of VNU at or following the Settlement Date (excluding the Shares held by VNU and or its subsidiaries), the Offeror shall initiate a Squeeze-Out, in order to acquire the remaining VNU Shares not tendered and not held by the Offeror or VNU. The Offeror may also initiate a Squeeze-Out at any time after the Settlement Date, if and when it is entitled to do so, with respect to shares in any successor entity of VNU, created through a Legal Merger or otherwise.

Legal Merger

At any time after the Offer has been declared unconditional (*gestand wordt gedaan*), the Offeror and VNU may take steps to implement a Legal Merger between the Offeror or an affiliate of the Offeror (the "**Merging Entity**") and VNU. As a result of such a Legal Merger, one of the two legal entities involved (the "**Disappearing Entity**") will disappear and the other (the "**Surviving Entity**") will survive and acquire all assets and liabilities of the Disappearing Entity by operation of law on the date on which the Legal Merger becomes effective (the "**Merger Date**"). The following paragraphs of this subsection explain two principal forms of Legal Merger which the Offeror may consider and set out a summary of the process that will be followed prior to any Legal Merger being implemented. No rights can be derived from these explanations and the Offeror reserves the right to pursue a Legal Merger on different terms.

In case a Legal Merger is effected in which VNU is the disappearing entity (an "**Upstream Merger**"), Shareholders in VNU (including Shareholders that have not tendered their Shares under the Offer, but excluding the Merging Entity) will become, by operation of law, shareholders in the Merging Entity, alongside the Offeror or the Offerror's affiliate which is already a shareholder of the Merging Entity (the "**Merging Entity Parent**"). The new shareholders will acquire shares in the capital of the Merging Entity that have the same economic value as the shares in VNU they hold immediately before the Legal Merger becomes effective, which will be computed on the basis of the relevant prices set out in this Offer Memorandum, deducting any distributions made to the relevant shareholders after the Settlement Date. The capital of the Merging Entity is likely to be divided in different classes of shares and holders of one class of shares in VNU may acquire one or more classes of ordinary and/or preference shares in the Merging Entity, depending on factors such as the rights attaching to the shares in VNU they hold on the Merger Date and the amount of any debt financing the Merging Entity has outstanding at that time. The exact identity of the Merging Entity, the composition of its share capital, the economic and other rights attaching to each class of shares in that capital and the exchange ratio applicable to each class of shares in VNU will only be established by the executive board of VNU and the Offeror on or after the Unconditional Date and shall be approved by the Supervisory Board. The approval shall require a vote in favor by a majority of the independent members of the Supervisory Board as referred to in Section 5.7.7 if this shall be decided on or after the Settlement Date. The independent members of the Supervisory Board may request that additional independent financial or legal experts are appointed to advise them on the reasonableness of the proposed exchange ratio for the shares in the Merging Entity with a view to the economic and other rights attached to the shares in the Merging Entity to be received by the minority shareholders as compared to the economic and other rights attached to the shares in VNU held by them immediately prior to the Merger Date.

It is not intended that any shares in the Merging Entity will be listed on any stock exchange or will otherwise be publicly traded. As the Merging Entity will be a private limited company (*besloten vennootschap met beperkte aansprakelijkheid*), restrictions will apply to the transferability of these shares. However, the Merging Entity Parent may grant the new holders of shares in the Merging Entity the right for a certain period after the Merger Date to sell their shares to the Merging Entity Parent, for a price per share equal to the relevant price set out in this Offer Memorandum, deducting any distributions made to the relevant shareholders after the Settlement Date. Shareholders that do not tender their Shares in the Offer need to be aware that, in the event the Offer is declared unconditional (*gestand wordt gedaan*) and an Upstream Merger is implemented, except to the extent and for the period that any sale right is granted in accordance with the previous sentence, the shares in the Merging Entity which they receive in exchange for their Shares will be illiquid and cannot be freely traded.

As a further result of the Merging Entity in an Upstream Merger being an unlisted private limited company, statutory provisions applicable to the governance of public or listed companies will not apply to the Merging Entity and the rights of minority shareholders in the Merging Entity will be limited to the statutory minimum.

As an alternative or precursor to an Upstream Merger, the Offeror may choose to implement a Legal Merger in which the Merging Entity will be the Disappearing Entity and VNU will be the Surviving Entity (a "**Downstream Merger**"). In such a case, the shareholders of VNU will continue to hold their shares. The Shares held by the Merging Entity will be cancelled and the Merging Entity Parent will be issued with new Shares, taking into account any assets or liabilities which the Merging Entity has on the Merger Date, other than Shares.

A Downstream Merger will not in itself affect the listing of VNU on Euronext Amsterdam or the tradeability of Shares. The Downstream Merger does not, however, prevent the Offeror and VNU from seeking a termination of that listing, when they are entitled to do so under applicable listing rules. Similarly, the Offeror may initiate a Squeeze-Out subsequent to a Downstream Merger, if and when it is entitled to do so, with respect to the shares in VNU it does not at that point own (other than shares owned by VNU itself or its subsidiaries). In addition, the completion of the Offer and any subsequent measures initiated by the Offeror and VNU, within the restrictions imposed by applicable law, are likely to significantly reduce the trading volume in Shares and thereby the liquidity of a continued investment in Shares beyond the Settlement Date.

After implementing a Downstream Merger, the Offeror may decide to implement an Upstream Merger, with a different Merging Entity than that which disappeared as a result of the Downstream Merger. The previous subsection, relating to an Upstream Merger and the shares that will be issued to holders of shares in VNU, will apply *mutatis mutandis* in such a case.

In the event that the Offeror chooses to pursue any Legal Merger, the process for achieving this result will be subject to Part 7 of Book 2 of the Dutch Civil Code and any other applicable provisions of Dutch law, and will include safeguards to ensure that the exchange ratio or ratios applicable to each respective class of shares in VNU is confirmed as being fair by independent experts, and is ultimately approved by the Supervisory Board, including by a majority of the independent members as referred to in Section 5.7.7. The process also requires a resolution of the general meeting of shareholders of the Disappearing Entity and, under certain circumstances, of the general meeting of shareholders of the Surviving Entity. Shareholders should be aware, however, that these safeguards and procedures do not prevent the Surviving Entity, in which they will be shareholders from the Merger Date, from having substantially more debt as a proportion of its balance sheet total than VNU currently has.

Asset Sale

At any time after the Offer has been declared unconditional (*gestand wordt gedaan*), the Offeror and VNU may take steps to cause a sale by VNU of all or substantially all of its assets to a company directly or indirectly wholly owned by the Offeror or by an affiliate of the Offeror, in a manner that is consistent with the undertakings reflected in Section 5.10. This sale will be made at a value computed on the basis of share prices set out in this Offer Memorandum, deducting any distributions made to VNU's shareholders after the Settlement Date. A confirmation will be obtained from independent experts as to the fairness of such a transaction and it would require the approval of the Supervisory Board, including a majority of the independent members as referred to in Section 5.7.7, as well as that of the general meeting of VNU's shareholders. Following such a sale, VNU may be liquidated, in which case the proceeds of the transaction will be distributed to its shareholders, in accordance with the provisions of the VNU Articles of Association.

Other Possible Measures

The Offeror reserves the right to use any other permitted method to obtain 100% of VNU's share capital, as well as to align the company structure of VNU with the group's new holding and financing structure that will exist once the Offer has been declared unconditional (*gestand wordt gedaan*), including the contribution of assets by the Offeror to VNU against the issue of shares in the capital of VNU, whilst at the same time excluding the pre-emptive rights (*voorkeursrechten*) (if any) of other VNU Shareholders, all in accordance with Dutch law and the VNU Articles of Association in force at the relevant time.

Finally, the Offeror reserves the right to pursue alterations to the corporate and capital structure of VNU, including internal reorganizations, changes to the accounting policies applied by VNU, amendments to the VNU Articles of Association, a liquidation, a demerger as specified in article 2:334a of the Dutch Civil Code or a rights issue, all to be effected in accordance with Dutch law and the VNU Articles of Association (as amended from time to time). Any distributions made may take the form of a distribution out of reserves, an interim dividend, a final dividend, payment upon cancellation or, in case the Company is liquidated, a liquidation distribution.

5.7.4 Dividend policy

The Offeror expects to amend significantly VNU's dividend policy should the Offer be declared unconditional (*gestanddoening*). The Offeror expects to stop paying regular cash dividends after the

Settlement Date for the foreseeable future, subject to any applicable requirements under Dutch law. Any dividends paid in the near term will be one time in nature. The size and make-up of one time dividends (if any) will depend on several factors but could be significant. Distributions on the relevant shares made after the Settlement Date (if any) will be deducted for the purposes of establishing the value per Share in the event of any Legal Merger or other relevant measure as described in Section 5.7.3.

5.7.5 Arrangements relating to employees

The Offeror has given the Company certain undertakings relating to the continuation of employee benefit programs for 12 months following the Settlement Date. During this period the Offeror has agreed to:

(a) provide the Company's employees with annual salary or hourly wage rates that are no less than provided by the Company immediately prior to the Settlement Date;

(b) provide the Company employees who currently participate in annual and long-term incentive plans maintained prior to the Settlement Date with continued participation in and payment of incentive compensation under such plans upon the achievement of the Company's pre-established performance targets under such plans;

(c) provide certain employee benefits at such levels and such costs to the Company's employees that are in aggregate no less favourable on a per-capita basis than such benefits (excluding defined benefit pension plan and equity-based benefits) as maintained by the Company immediately prior to the Settlement Date; and

(d) honour all obligations in existence on the Settlement Date to the Company's employees under any employee benefit plans or employee agreements, including severance pay plans.

In addition, the Offeror shall give the Company's employees full credit for such employees' service with the Company under the employee benefit plans or arrangements to be maintained by the Offeror, to the same extent such service was recognised by the Company immediately prior to the Settlement Date.

However, the Company and the Offeror have agreed that these undertakings shall not restrict the Offeror's ability to terminate the employment of any employees of the Company or engage in, or amend the terms of, any workforce restructurings or terminate the employment of any employees as part of any cost reduction programmes of the Company. The Company currently has in place a number of cost reduction programmes and is seeking to put in place Project Forward. It is envisaged that following the Settlement Date the Offeror will continue these programmes. Also, any employee benefit plan other than the plans referred to in (b) above may be amended before the expiry of 12 months after the Settlement Date.

Also, the agreements described in this Section 5.7.5 are between the Company and the Offeror only and no other person has any rights, remedies, claims or benefits under, or with respect to, these agreements.

5.7.6 Employee consultations

Consultations have taken place with the central works council of VNU B.V., the trade unions involved and the secretariat of the Social Economic Council (*Sociaal-Economische Raad*) has been informed of the Offer in accordance with the SER Merger Code 2000 (*SER-besluit Fusiegedragsregels 2000*).

5.7.7 Future Composition of the Boards

It is currently envisaged that after the Offer has been declared unconditional the Executive Board will consist of Mr. R.F. van den Bergh and Mr. R.A. Ruijter. On 17 November 2005, Mr. R.F. van den Bergh in consultation with the Supervisory Board announced that he would step down as Chief Executive Officer. Against this background, it is currently anticipated that Mr. Van den Bergh will step down upon the Settlement Date. Currently no successor to Mr. Van den Bergh has been identified. It is envisaged that at some time after the Offer has been declared unconditional, a new Chief Executive Officer will be nominated for appointment by the General Meeting of Shareholders.

It is envisaged that from the Settlement Date onwards the Supervisory Board will consist of Mr. A. Navab and Mr. S. Brown (representatives of Kohlberg Kravis & Roberts & Co. L.P.),

Mr. M.S. Chae and Mr. R. Reid (representatives of The Blackstone Group L.P.), Mr. M.J. Connelly and Mr. E.P.S. Merrill (representatives of The Carlyle Group), Mr. S.A. Schoen and Mr. G.R. Taylor (representatives of Thomas H. Lee Partners, L.P.), Mr. I. Leigh (a representative of AlpInvest Partners N.V.), Mr. P. Healy (a representative of Hellman & Friedman LLC), Mr. D.G. Eustace (who is independent within the meaning of the Dutch Corporate Governance Code) and Mr. G.S. Hobbs (who is independent from the Sponsors).

Other than Mr. G.S. Hobbs, all current members of the Supervisory Board shall resign as from the Settlement Date. The members of the Supervisory Board who shall resign will not be paid any compensation as meant in article 9i sub p of the Bte 1995. In relation to the Offer the members of the Supervisory Board who retire upon settlement will not receive remuneration other than their unpaid board member's fees for services rendered until the date of resignation.

The Company and the Offeror have agreed that, during the period from the Settlement Date until 18 months after the Settlement Date, the Supervisory Board shall have at least two members who are independent of the Sponsors, the Offeror and their respective affiliates as defined in the Dutch Corporate Governance Code, irrespective of whether such members are also otherwise independent within the meaning of the Dutch Corporate Governance Code.

In accordance with the VNU Articles of Association, the meeting of Priority Shareholders has made a binding nomination for two candidates for each position in the Supervisory Board. The following persons are nominated by the meeting of Priority Shareholders: Mr. A. Navab and Lord C. Hollick as nominees for the first position, Mr. S. Brown and Mr. P. Stavros as nominees for the second position, Mr. M.S. Chae and Mr. J.A. Quella as nominees for the third position, Mr. R. Reid and Mr. M. Dal Bello as nominees for the fourth position, Mr. M.J. Connelly and Mr. J.A. Attwood as nominees for the fifth position, Mr. E.P.S. Merrill and Mr. R.C. Farscht as nominees for the sixth position, Mr. S.A. Schoen and Mr. R.J. Bressler as nominees for the seventh position, Mr. G.R. Taylor and Mr. G.B. Rao as nominees for the eighth position, Mr. I. Leigh and Mr. D. Ever as nominees for the ninth position, Mr. P. Healy and Mr. B. Kleinman as nominees for the tenth position and Mr. D.G. Eustace and Mr. C.A. Brizius as nominees for the eleventh position.

On the basis of agreements entered into with Mr. Van den Bergh in 2000 and 2001, he will receive a lump sum payment, which in no event will amount to more than would have been paid if his monthly salary (including a proportionate amount of half of his target bonus) would have continued until his normal retirement date in May 2010. The total costs related to the termination of Mr. Van den Bergh's employment are estimated to be EUR 3,903,198 and the Company has taken a charge against 2005 earnings for this amount, see VNU 2005 annual accounts, p. 112. In addition, Mr. Van den Bergh will receive a lump sum estimated around EUR 550,000 for pension accruals over the period until May 2010. The termination of Mr. Van den Bergh's employment and the payments resulting from such termination are not related to, nor conditional upon, settlement of the Offer.

The Merger Protocol provides that, prior to the Settlement Date, VNU may enter into a termination protection agreement with Mr. Ruijter, in a form that is substantially the same as the termination protection agreements currently in effect with other executive officers of VNU. VNU anticipates that the Supervisory Board will approve VNU entering into this agreement with Mr. Ruijter. The Company has adopted a special retention incentive programme, consisting of a bonus pool that may be allocated by the Supervisory Board to key employees and that may be paid at the Settlement Date to participants in the programme who are employed by the Company or its affiliates on the Settlement Date. The Supervisory Board may allocate a bonus from this pool to Mr. Ruijter.

The Boards will consider, and continue to act in, the best interests of the Company regardless of the outcome of the Offer. As of the date of this Offer Memorandum, none of the Board members has any intention to resign, except upon settlement of the Offer as contemplated by Section 10.8 and as set out above in this Section 5.7.7.

5.8 Termination Events Merger Protocol

In relation to the Offer, the Company and the Offeror have entered into a Merger Protocol. Certain features of the Merger Protocol are described in Sections 5.8 through 5.10.

The Merger Protocol provides for termination arrangements if one or more Offer Conditions are not satisfied or waived on the Acceptance Closing Date. The Merger Protocol may also be terminated (i) by the Offeror, if the Company, having declined to terminate the Merger Protocol to accept a

competing offer, fails to re-affirm its support and recommend the Offer, or (ii) by the Offeror upon (a) either Board announcing that it no longer supports or recommends the Offer, or (b) either Board amending the text of its recommendation of the Offer (See Section 9 (Recommendation of the Supervisory Board and the Executive Board) without the agreement of the Offeror, provided that the Offeror shall not withhold or delay its agreement in respect of drafting changes that do not affect the offer in any material respect. In addition, the Company may terminate the Merger Protocol (i) in the event the Offer Conditions have been satisfied or waived, but the Settlement does not take place on the Settlement Date or (ii) if the Offeror breaches in any material respect any provision of the Merger Protocol.

5.9 Certain arrangements between the Offeror and VNU

In the event the Merger Protocol is terminated (a) by the Company because of a competing offer for at least 50% or more of the Shares or a proposal for a legal merger that would involve a change of control of the Company, (b) by the Offeror because the Boards have revoked the recommendation set out in Section 9 (Recommendation by the Supervisory Board and the Executive Board), then the Company shall pay to the Offeror an amount of EUR 74.52 million. In addition, if the Merger Protocol is terminated by the Offeror where the Offer Condition described in Section 5.2.1 has not been satisfied or waived and prior to such termination an offer for a change of control of VNU or an offer for the acquisition of the Media Measurement and Information or Marketing Information group is made and, within 12 months after such termination, the Company either enters into an agreement for such offer (which is ultimately consummated) or consummates such an offer, then the Company shall also pay to the Offeror an amount of EUR 74.52 million.

If the Merger Protocol is terminated by the Offeror because one or more Offer Conditions are not satisfied or waived at the Acceptance Closing Date whereby (i) the Offer Condition in Section 5.2.1 has not been satisfied or waived, (ii) the Offer Conditions in Sections 5.2.6, 5.2.8, 5.2.9, 5.2.12 and 5.2.13 have been satisfied or waived and (iii) the Company the Company has not actually paid to the Offeror the amount provided for in the previous paragraph, the Company shall reimburse to the Offeror any fees, costs and expenses incurred by the Offeror in connection with the preparation of the transactions contemplated by the Merger Protocol up to a maximum amount of EUR 30 million.

In the event the Merger Protocol is terminated by the Company because the Offeror has willfully and materially breached any provision of the Merger Protocol, and at the time of such termination the Offer Conditions have been satisfied or waived but settlement does not take place on the Settlement Date or the sole reason that the Offer Conditions have not been satisfied is the Offeror's willful and material breach of the Merger Protocol, the Offeror shall pay to the Company an amount of EUR 149.04 million, unless the Company has materially breached the Merger Protocol. Other than the payment of this amount to the Company the Offeror shall not have any liability arising out of or relating to the Merger Protocol or the Offer. The payment of the amount has been guaranteed on a pro rata, several and not joint, basis by the Sponsors.

5.10 Post Settlement Undertakings

The Company and the Offeror have agreed to certain undertakings for a period of 18 months after the Settlement Date to the effect that:

(a) the business of the Company and its group is kept materially intact and that there will not be a sale or transfer of all or a majority of the marketing information or media measurement information divisions, provided that transfers of such divisions within the Company and its group or the Offeror are not prohibited;

(b) the large company (*verplicht structuurregime*) rules which are of mandatory application to VNU B.V., a subsidiary of the Company, are respected;

(c) certain current employee co-determination regulations (*medezeggenschap*) are respected;

(d) certain current social plans and collective labour agreements are respected.

The Offeror and the Company have agreed that these undertakings do not need to be complied with if certain facts or circumstances have resulted in, or could result in, a breach or a default under any contract which may result in substantial payment obligations being accelerated, or if such is needed

or appropriate either to prevent or reduce a material adverse effect for the Company group or the Offeror.

The Offeror and the Company have agreed that after the Settlement Date the Company may be burdened with an additional amount of interest bearing debt.

5.11 Financing of the Offer

The Offeror will finance acceptances under the Offer through a combination of fully committed debt facilities, subject to customary conditions and other conditions in line with the Offer, arranged by Citigroup, Deutsche Bank AG and JPMorgan Securities, Inc., and, in part, by ABN AMRO Bank N.V. and ING Bank N.V. and equity financing.

6. LETTER TO SHAREHOLDERS

Dear Shareholder,

The Annual General Meeting of shareholders to be held on 18 April 2006 is an important event for VNU. During this meeting you will, among other things, be informed about the Offer.

On 8 March 2006, it was announced that the expectation that VNU would reach an agreement with the Offeror on the intended public offer for all of the Company's issued ordinary shares and 7% preferred shares was realized after a meeting of the Boards in Haarlem in the evening of 7 March 2006.

In this letter, we would like to address the background of this proposed transaction. As you will see from the process described herein, the Boards have given this transaction careful and extensive consideration. We have reached the conclusion that the Offer is in the best interests of VNU, its shareholders and all of its other stakeholders. We unanimously support and unanimously recommend the Offer to the shareholders for acceptance.

6.1 Background of the Offer

The Supervisory Board and Executive Board and senior management have regularly evaluated the Company's business, strategy, alternatives and prospects in the context of market developments and with a view to enhancing the Company's competitive position. Over the past several years, the Company has, through a combination of strategic transactions and internal growth, transformed itself from a diversified publisher into one of the world's leading global information and media companies. On 10 July 2005, the Boards unanimously approved the acquisition by the Company of IMS Health, Inc. ("**IMS**"), a leader in information and consulting solutions for the pharmaceutical and healthcare industries.

Throughout July, August and September of 2005, several significant shareholders of the Company expressed public opposition to the proposed merger with IMS, and the Company began to consider its potential alternatives if the proposed IMS acquisition could not obtain shareholder approval. Representatives of Credit Suisse and Evercore, the Company's financial advisers in connection with the IMS transaction, met with the Supervisory Board and the Executive Board during October and November to review and discuss the status of the merger with IMS and consider a revised merger agreement as well as strategic alternatives in the event the merger with IMS were to be terminated.

On 7 November 2005, the Company issued a press release stating that, although the Company and IMS continued to believe the merger was in the best interests of their respective shareholders, they had discussed various possible alternatives, including a revised merger agreement as well as termination of the agreement. These discussions culminated in the mutual agreement to terminate the proposed merger on 17 November 2005. When VNU announced the termination of the merger agreement with IMS, VNU said that going forward as a stand-alone company it also would explore additional steps to maximize shareholder value. These steps included (i) initiating, in the near future, a program to return approximately EUR 1 billion to shareholders, on top of the regular dividend; (ii) expanding current cost-management initiatives to all areas of the Company worldwide, possibly including some restructuring; (iii) optimizing the Company's portfolio by continuing to evaluate targeted changes that would enhance existing lines of business; and (iv) pursuing a listing on the New York Stock Exchange, to raise the Company's public profile and expand its shareholder base.

Shortly after the termination of the merger agreement with IMS, representatives of Kohlberg Kravis Roberts & Co. ("**KKR**") and Thomas H. Lee Partners contacted the Company and expressed an interest in discussions regarding a potential acquisition of the Company. On 22 November 2005, members of the Company's management met with representatives of a potential consortium including AlpInvest Partners, The Blackstone Group, KKR, Thomas H. Lee Partners as well as one other private equity sponsor who subsequently withdrew (the "**First Consortium**"). During the course of the meeting, this group of potential investors conveyed their interest in taking the Company private. The Carlyle Group, Hellman & Friedman and another private equity sponsor who withdrew at a later stage joined the First Consortium in December.

During early December of 2005, the Company retained Credit Suisse and Evercore Partners as financial advisers in connection with the Company's consideration of strategic alternatives. During this

period confidentiality and standstill agreements were negotiated with the members of the First Consortium.

Also in early December, the Company's financial advisers were contacted by certain private equity firms (that were not in the First Consortium) to express possible interest in an acquisition of the Company. Concurrently, the financial advisers contacted additional private equity firms to gauge their interest in forming a second consortium. The result of these contacts was the formation of a second consortium that sought to pursue due diligence on the Company.

At this time, a strategic buyer also expressed possible interest in an acquisition of the Company without specifying a proposed price or any other terms. This potential buyer requested confidential information but never received any such information due to its unwillingness to sign a confidentiality and standstill agreement.

At a meeting of the Supervisory Board on 13 December 2005, the Supervisory Board, together with management and the Company's advisers, discussed the strategic alternatives available to the Company. At the conclusion of this meeting, the Supervisory Board authorized management and the Company's advisers to continue discussions with the first and second consortium and to allow each consortium to conduct a due diligence review of the Company's business. The Supervisory Board also established a committee of directors, consisting of Messrs. A.G. Jacobs, F.L.V. Meysman, G.S. Hobbs and A. van Rossum, to oversee on a continuing basis the status of discussions with potential acquirors and the progress of any potential transaction (the "transaction committee"). Following this meeting, the Company announced that it had received expressions of interest regarding a possible acquisition of the Company and that the Boards were evaluating this possibility.

Confidentiality and standstill agreements were negotiated with the members of the second consortium throughout December of 2005 after which they received confidential information, conducted due diligence and had discussions with the Company's management.

On 13 January 2006, the Company received a non-binding proposal of EUR 28.00 – EUR 28.50 per ordinary share from the First Consortium. Prior to submitting this proposal, one of the members of the First Consortium withdrew because it would not support the price range reflected by this proposal. The proposal was subject to, among other items, negotiation and execution of the Merger Protocol, receipt of requisite regulatory approvals, completion of due diligence, and satisfaction of the First Consortium's lenders with the completion of due diligence. At a meeting of the Boards on 15 January 2006, the Supervisory Board and the Executive Board, together with the Company's advisers, carefully considered this proposal. At the meeting, the Boards learned that the second private-equity consortium was not prepared to pursue a potential acquisition of the Company at a comparable valuation. At this stage, the First Consortium sought exclusivity, which was rejected. Although the Company announced that it was in discussions about a possible sale of the Company, the Company was not subsequently contacted by any party expressing possible interest in acquiring the Company or either of the Marketing Information or Media Measurement and Information businesses. On 16 January 2006, the Company announced that it would proceed with discussions with this First Consortium as it continued to weigh alternatives and fully and fairly evaluate what course of action would serve the best interests of the Company's stakeholders.

Over the ensuing weeks, the First Consortium and its advisers conducted extensive due diligence on the Company. During this period, the transaction committee also met on a regular basis to oversee the process.

On 6 February 2006, NM Rothschild was formally engaged to provide additional financial advice to the Boards. At a meeting on 6 February 2006, management and representatives of Credit Suisse and Evercore provided the Boards with an update on the status of the potential transaction with the First Consortium. Management presented a business update and financial overview, including a report on Project Forward. Credit Suisse and Evercore reviewed with the Boards various financial aspects of the strategic alternatives available to the Company including a stand-alone case (including a stand-alone case in combination with a restructuring of the Company) and a break-up analysis. NM Rothschild reviewed with the Boards its preliminary overview and financial analysis. The Company's legal advisers reviewed with the Boards the contract that had been provided to the Company by the First Consortium's legal advisers.

Between 6 February and 28 February 2006, the Company continued active talks with the First Consortium and due diligence continued. During this period, the legal advisers to the First Consortium

and the Company began to negotiate the terms of the Merger Protocol. The transaction committee met a number of times to assess developments and monitor the process.

Later in February, after substantially completing due diligence, including on the Company's ability to meet its cost savings goals, and as price negotiations continued, another member of the First Consortium withdrew.

On 28 February 2006, the Boards met to consider and review the strategic alternatives, including a possible offer for the entire Company by the First Consortium. Each of the financial advisers reviewed the financial aspects of a possible offer for the Company as well as stand-alone scenarios and a break-up of the Company. The legal advisers discussed the status of legal documentation for the possible sale of the Company. The Boards discussed, among other matters, the risks and benefits of a stand-alone alternative or break-up of the Company and compared the values that could be obtained in such transactions with the potential offer for the entire Company.

In the evening of 6 March 2006 in anticipation of the Boards' scheduled meeting on 7 March, the First Consortium indicated its intention to make an offer at EUR 28.75 per Ordinary Share subject to, among other conditions, the Company agreeing to pay a EUR 75 million fee if the Offer were not consummated due to the failure to satisfy the Offer Condition that at least 95% of the Ordinary Shares be tendered at the Acceptance Closing Date.

At a meeting on 7 March 2006, the Boards met to consider whether to approve the transaction proposed by the First Consortium. The legal advisers to the Company reviewed the Merger Protocol and other legal aspects of the First Consortium's offer. Each of Credit Suisse and NM Rothschild delivered its oral opinion, confirmed by delivery of a written opinion dated 7 March 2006 to the effect that as of such date and subject to the assumptions made, matters considered and limitations on the review undertaken, the EUR 28.75 Offer price was fair from a financial point of view to holders of the Company's ordinary shares. Following discussion and deliberation, the Boards recessed. Mr. Jacobs, Chairman of the Supervisory Board, subsequently informed the First Consortium of the terms under which the Boards would accept an offer of EUR 28.75. These terms included, as part of the total package and in response to the First Consortium's request for a EUR 75 million fee, a provision providing for reimbursement of up to EUR 30 million of the First Consortium's out-of-pocket expenses if the transaction were terminated under specified circumstances. After some deliberation, the First Consortium then informed Mr. Jacobs in the evening of 7 March that these terms would be acceptable subject to further discussion on the legal aspects of such offer. During that conversation the expectation became justified that agreement could be reached on an offer. The Boards later reconvened and unanimously approved the Merger Protocol and the transactions contemplated thereby. Accordingly, the Merger Protocol was executed by the Company and the Offeror in the morning of 8 March 2006 and, prior to the opening of Euronext Amsterdam, the Company and the First Consortium issued a joint press release announcing the transaction.

6.2 Recommendation of the Boards

The Supervisory and the Executive Board, after having given due and extensive consideration to the strategic, financial and social aspects and consequences of the proposed transaction and having extensively reviewed other alternatives available to the Company, such as a stand-alone scenario and a break-up of the Company, have reached the conclusion that the Offer is in the best interests of the Company, the shareholders and all other stakeholders of the Company.

Throughout the process, the Supervisory Board and the Executive Board (as well as the transaction committee) have met on a frequent basis and discussed the progress of the process and key decisions in connection therewith. The key terms and conditions to the Offer have been agreed between the Company and the Offeror only after prior approval of the Supervisory Board.

The Supervisory Board and the Executive Board are of the opinion that the price being offered per Share and the other terms of the Offer are reasonable and fair to the Shareholders. In this respect, reference is made to the fairness opinions rendered by Credit Suisse and NM Rothschild, as included in Section 7 (Fairness opinion Credit Suisse) and Section 8 (Fairness opinion NM Rothschild). With reference to the above, the Supervisory Board and the Executive Board unanimously support the Offer and unanimously recommend the Offer to the Shareholders for acceptance.

6.3 The Boards' Rationale

In addition to analyzing and negotiating the Offer, over recent months, the Company has worked on a stand-alone operating plan that includes its recently-announced Project Forward, a three-year program that targets annualized cost savings of EUR 125 million that are incremental to the substantial cost savings estimated in the Company's medium term plan (see Section 11.7 (Certain Projections)), and has explored the possibility of breaking up the Company into several individual operating companies.

In assessing the strategic alternatives available to the Company, the Boards thoroughly considered and compared the merits and disadvantages of the Offer, a stand-alone strategy and a break-up of the Company. The stand-alone strategy was considered in combination with returning EUR 1 billion to shareholders, cost management initiatives and optimizing the Company's portfolio by targeted changes to existing lines of business. In reaching their decision to approve the Offer and to recommend that the Company's shareholders tender their shares in the Offer, the Supervisory Board and the Executive Board consulted with management and the Company's legal and financial advisers. The Boards considered a number of factors and potential benefits and disadvantages associated with the Offer including, without limitation, the following:

(i) the price being offered for the Company's ordinary shares in the transaction represents a substantial premium to historic trading prices, including a premium of (i) 23.1% to the closing stock price on the trading day prior to the announcement of the IMS merger, (ii) 20.7% over the two-year average trading price for the Company's shares at the close of business on 3 March 2006 and (iii) 15.2% over the one-year average trading price for the Company at the close of business on 3 March 2006;

(ii) the price being offered for the Company's ordinary shares implies a value for the Company

- at a multiple of EBITDA above the multiples applicable to the Company's industry peers and above the Company's historical multiples;
- that fully values the Company's projected growth, eliminating execution risk which, particularly for Marketing Information, is significant;
- that fully values estimated savings from Project Forward, eliminating the significant uncertainty as to whether those savings would be realized.

(iii) the price being offered for the Company's ordinary shares represents the highest proposed price that the Company had received for the acquisition of the entire Company, and the fact that, despite public announcements by the Company of its consideration of strategic alternatives, no other bids for the Company or the Marketing Information or Media Measurement and Information businesses were presented;

(iv) the fact that the Offer consideration is all cash, which provides certainty of value to the Company's shareholders;

(v) the possible alternatives to the sale of the Company, including continuing to operate the Company on a stand-alone basis (including a stand-alone case in combination with a restructuring of the Company) or the break-up of the Company, and the risks and time value of money costs associated with such alternatives, each of which the Boards determined not to pursue in light of its belief that the sale of the entire Company to the First Consortium maximized shareholder value and represented the best available alternative for the Company's stakeholders;

(vi) that the transactions contemplated by the Merger Protocol can be accomplished quickly, providing certainty of outcome, reducing time value costs and imposing less distraction and disruption on the Company and its clients and employees;

(vii) the opinion dated 7 March 2006 of Credit Suisse that, subject to the assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, the per share consideration to be received by the Company's holders of ordinary shares was, as of such date, fair from a financial point of view to such shareholders (see Section 7 (Fairness opinion Credit Suisse));

(viii) the opinion dated 7 March 2006 of NM Rothschild that, subject to the assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, the per share consideration to be received by the Company's holders of ordinary shares was, as of such date, fair from a financial point of view to such shareholders (see Section 8 (Fairness opinion NM Rothschild));

(ix) the debt commitment letters obtained by the First Consortium indicated a strong commitment on the part of the lenders with few conditions that would permit the lenders to terminate their commitment, and that the Merger Protocol had no condition based on receipt of financing;

(x) the fact that the Offeror supports the Company's overall strategy for long-term growth and that the members of the First Consortium consist of investors who have extensive experience in the information and media industries and who can provide significant support, expertise and capital to support future strategic initiatives and long term development of the Company;

(xi) the terms of the Merger Protocol that provides for the continuation of specific employee benefits and pursuant to which, for at least eighteen months following the closing, the Company shall have at least two independent directors and will not break up the Company by separating its Marketing Information and Media Measurement and Information divisions;

(xii) the provisions of the Merger Protocol that allow the Company, in case the Company receives unsolicited offers, to furnish information to and conduct negotiations with third parties and that allow the Boards, under certain circumstances, to change their recommendation that the Company's shareholders tender their shares into the Offer;

(xiii) the other terms of the Merger Protocol, including the ability of the Boards to terminate the Merger Protocol in order to accept a superior offer for the Company unless such superior offer is matched by the Offeror (subject to paying the Offeror the EUR 74.52 million termination fee);

(xiv) the terms of the Merger Protocol to the effect that the Offeror has agreed to pay a termination fee of EUR 149.04 million to the Company in certain circumstances if the Offeror has willfully and materially breached the Merger Protocol and that the members of the First Consortium have guaranteed this payment on a several basis; and

(xv) the terms of the Merger Protocol to the effect that the Company has agreed to reimburse to the Offeror for fees, costs and expenses incurred by the Offeror in connection with the preparation of the transactions contemplated in the Merger Protocol up to a maximum amount of EUR 30 million, in certain circumstances, if less than 95% of the Company´s Ordinary Shares have been tendered for acceptance and the Merger Protocol is terminated by the Offeror. See the second paragraph of Section 5.9 (Certain arrangements between the Offeror and VNU).

After taking into account all of the factors set forth above, as well as others, the Boards determined that the benefits for the Company's shareholders from the Offer outweigh the benefits possible with the other alternatives available to the Company. Before reaching this conclusion and committing to the private-equity offer, with the aid of its financial advisers, the Executive Board and the Supervisory Board carefully considered the potential value creation available to the Company as a stand-alone public company, including taking into account expected cost savings associated with Project Forward, and in connection with a break-up of the Company.

In addition to considering the value of the Company under the Company's stand-alone operating plan and Project Forward, the Boards took into account the following factors, among others, in comparing the Offer to the Company's prospects on a stand-alone basis:

- The significant challenges associated with achieving the cost savings envisioned by Project Forward:
  - The EUR 125 million annual savings estimated to be achieved with Project Forward are additive to other cost reduction programmes already being implemented by the Company.
  - The Company is projecting to grow EBITDA over the period 2005 through 2008, at annual rates that are significantly in excess of growth rates historically achieved by the Company, making it uncertain that such rates can be achieved.
  - The Company may have some difficulty retaining key employees and clients while executing Project Forward.

    - Some of the prospective benefits of Project Forward may have to be reinvested to maintain the Company's margins, or may otherwise be offset by price pressure from customers.

- The Offer represents an attractive multiple of historical and projected cash flows compared with continuing on a stand-alone basis, even assuming Project Forward and the Company's long-term operating plan are fully achieved;

    - Consolidation in the consumer packaged goods and media industries has put pressure on pricing of our information products and services and, in certain instances, led to a net decrease in demand for the Company's information products and services;

    - The Company operates in businesses that require sophisticated data collection and processing systems and software and other technology, thereby giving rise to increasing pressure on the Company's profit margins because of the need to develop cost effective techniques for data collection and processing in order to accommodate rapid technological change affecting each of the Company's businesses (particularly the Media Measurement and Information group);

    - Maintaining the Company as a stand-alone entity would require the Company to seek a new Chief Executive Officer, which could be time consuming as well as present a risk of disruption to the Company's business during the search; and

    - The belief of the Boards that the consideration to be received by the Company's shareholders pursuant to the Offer exceeds the intrinsic value of the Company based on the Boards' familiarity with such matters and the presentations of the Company's financial advisers.

The Supervisory Board and the Executive Board also thoroughly analyzed the risk-reward benefits of breaking up the Company. The Boards determined that pursuing a break-up strategy would not be as attractive to stakeholders as a sale of the Company in a single transaction, particularly after taking into account the time value of money, substantial valuation and execution risks and associated tax costs. In reaching that determination, the Boards considered the following factors, among others:

- The offer price exceeded both (i) the high end of the range of the break-up private market analysis provided by NM Rothschild and (ii) the midpoint of the sum of the parts break-up analysis provided by Credit Suisse;

- No other offers currently exist for the businesses, and there would be both timing and achievability risks to obtain such offers at reasonable valuations;

- A substantial portion of the Project Forward cost savings opportunities available to the Company may not be obtainable if the Company were split apart. Any business units that become stand-alone companies would incur incremental expenses, including those associated with being a public company, and lose operational benefits from working together;

- There would be adverse tax effects on a sale or potential spin-off of the Company's businesses and a break-up of the Company would also likely result in a significant increase in the effective tax rates for the component businesses going forward. The Company enjoys certain tax advantages as a Dutch company that would not be available to spin-off companies based in the U.S.;

- Clients understand the advantages the Company brings to creating integrated services and they prefer that the Company remain together; and

- A break-up of the Company could take an extended period of time to complete, disrupting management and employees and potentially damaging client relationships.

Based on these analyses, the Supervisory Board and the Executive Board came to the conclusion that the Offer is a better alternative for the Company's shareholders and other stakeholders than either the stand-alone strategy or a breakup of the Company and that, compared to the Offer, no other strategy was in the best interests of VNU's shareholders, clients, employees and other stakeholders. After careful consideration of the risks, opportunities and other factors associated with the Offer, a stand-alone strategy and a breakup of the Company, the Boards concluded that the Offer, on the terms and conditions negotiated with the First Consortium, was in the best interest of the Company's shareholders and its other stakeholders.

31 March 2006

Supervisory Board
A.G. Jacobs
F.L.V. Meysman
P.A.F.W. Elverding
J.L. Brentjens
R. Dahan
G.S. Hobbs
A. van Rossum

Executive Board
R.F. van den Bergh
R.A. Ruijter

7. FAIRNESS OPINION CREDIT SUISSE

Members of the Executive Board and Supervisory Board:

7.1 Introduction

Credit Suisse Securities (USA) LLC (hereinafter referred to as Credit Suisse) acted as VNU's financial adviser in connection with the Offer. In connection with Credit Suisse's engagement, VNU requested that Credit Suisse evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of ordinary shares of VNU pursuant to the Offer. On March 7, 2006, at a meeting of VNU's Executive and Supervisory boards held to evaluate the Offer, Credit Suisse rendered to VNU's Executive and Supervisory boards an opinion, subsequently confirmed in writing and dated March 7, 2006, to the effect that, as of that date and based on and subject to the matters described in the opinion, the consideration to be received by the holders of ordinary shares of VNU pursuant to the Offer was fair, from a financial point of view, to such holders.

The full text of Credit Suisse's written opinion, dated March 7, 2006, to VNU's executive and supervisory boards, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is set forth below. Shareholders of VNU are encouraged to read this opinion carefully in its entirety. Credit Suisse's opinion was provided to VNU's Executive and Supervisory boards in connection with their consideration of the Offer and relates only to the fairness, from a financial point of view, to the holders of the ordinary shares of VNU of the consideration to be received by such holders pursuant to the terms of the Offer, and does not address any other aspect or implication of the Offer or any other agreement, arrangement or understanding entered into in connection with the Offer or otherwise and does not constitute a recommendation to any shareholder as to whether such shareholder should tender ordinary shares into the Offer or as to how such shareholder should vote or act on any matter relating to the Offer.

7.2 Text of Opinion of Credit Suisse

[CREDIT SUISSE SECURITIES (USA) LLC LETTERHEAD]

March 7, 2006

Executive Board and Supervisory Board
VNU N.V.
Ceylonpoort 5-25
2037 AA Haarlem
The Netherlands

Members of the Executive Board and Supervisory Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of ordinary shares with a nominal value of €0.20 each (the "Ordinary Shares") of VNU N.V. (the "Company"), of the Ordinary Share Consideration (as defined below) to be received by such holders pursuant to the terms of the Merger Protocol (the "Merger Protocol") to be entered into between Valcon Acquisition B.V. (the "Offeror") and the Company. The Merger Protocol provides, among other things, that the Offeror will effect a firm public offer (the "Offer"), in cash, for all Ordinary Shares, excluding the Treasury Shares (as defined in the Merger Protocol), pursuant to which the Offeror shall commit to acquire each Ordinary Share tendered pursuant to the Offer against payment of a cash price of €28.75 (the "Ordinary Share Consideration").

In arriving at our opinion, we have reviewed the Merger Protocol and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with us by the Company and have met with the Company's management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company, the management of the Company has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. We also have assumed, with your consent, that in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer, no modification, delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Offer that would in any respect be material to our analysis and that the Offer will be consummated in accordance with the terms of the Merger Protocol, without waiver, modification or amendment of any material term, condition or agreement therein. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion addresses only the fairness, from a financial point of view, to the holders of Ordinary Shares of the Ordinary Share Consideration to be received in the Offer and does not address any other aspect or implication of the Offer or any other agreement, arrangement or understanding entered into in connection with the Offer or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the relative merits of the Offer as compared to alternative transactions or business strategies that might be available to the Company, nor does it address the Company's underlying business decision to proceed with the Offer or the transactions contemplated by the Merger Protocol. In connection with our engagement, at the direction of the Company we contacted a limited number of private equity firms to assess their interest in forming a competing consortium with respect to an acquisition of the entire Company. We were not requested to, and we did not, generally solicit proposals with respect to acquisitions of divisions of the Company.

We have acted as financial advisor to the Company in connection with the Offer and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. From time to time, we and our affiliates have in the past provided, are currently providing, and in the future we may provide, investment banking and other financial services to the Company as well as the private investment firms whose affiliates are stockholders of Valcon Acquisition B.V. and their respective affiliates, for which we have received, and would expect to receive, compensation. We and certain of our affiliates and certain of our and their respective employees and certain private investment funds affiliated or associated with us have invested in private equity funds managed or advised by the private investment firms whose affiliates are stockholders of Valcon Acquisition B.V. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company and affiliates of the stockholders of Valcon Acquisition B.V. and, accordingly may at any time hold a long or short position in such securities, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Executive Board and Supervisory Board of the Company in connection with its consideration of the Offer and does not constitute a recommendation to any shareholder as to whether such shareholder should tender Ordinary Shares into the Offer or as to how such shareholder should vote or act on any matter relating to the Offer.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Ordinary Share Consideration to be received by the holders of the Ordinary Shares pursuant to the Offer is fair, from a financial point of view, to such holders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

7.3 Description of Credit Suisse Fairness Analyses

In preparing its opinion, Credit Suisse performed a variety of financial and comparative analyses, including those briefly described below. The summary of Credit Suisse's analyses described below is not a complete description of the analyses underlying Credit Suisse's opinion. The preparation of a financial opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of VNU. No company, transaction or business used in Credit Suisse's analyses as a comparison is identical to VNU or the Offer, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Credit Suisse's analyses are inherently subject to substantial uncertainty.

In connection with our engagement, at the direction of the Company we contacted a limited number of private equity firms to assess their interest in forming a competing consortium with respect to an acquisition of the entire Company. We were not requested to, and we did not, generally solicit proposals with respect to acquisitions of divisions of the Company.

Credit Suisse's opinion and financial analyses were only one of many factors considered by VNU's Executive and Supervisory boards in their evaluation of the Offer and should not be viewed as determinative of the views of VNU's Executive and Supervisory boards with respect to the Offer or the consideration to be received by the holders of ordinary shares of VNU pursuant to the Offer.

The following is a brief summary of the material financial analyses performed by Credit Suisse and reviewed with VNU's executive and supervisory boards in connection with Credit Suisse's opinion dated March 7, 2006. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse's financial analyses. For purposes of the analyses described below, certain of the estimated data for VNU were based on internal estimates of VNU's management.

7.3.1 Selected Company Trading Analysis

Using publicly available information, Credit Suisse reviewed the enterprise values and estimated calendar year 2006 EBITDA multiples of the following selected publicly traded companies in the publishing and information industry:

Selected Companies

- Arbitron, Inc.
- Dun & Bradstreet Corporation
- GfK AG

- IMS Health Inc.
- Ipsos SA
- McGraw-Hill Companies, Inc.
- Pearson plc
- Reed Elsevier plc
- Taylor Nelson Sofres plc
- Thomson Corporation
- Wolters Kluwer NV
- WPP Group plc

Credit Suisse compared enterprise values (defined as equity value plus net debt plus minority interest and preferred stock) as multiples of 2006 estimated earnings before interest, taxes, depreciation and amortization ("EBITDA"). Multiples were based on closing market prices on March 3, 2006. Estimated data for the selected companies were based on publicly available research analysts' estimates. Estimated data for VNU were based on internal management forecasts. Credit Suisse then applied a range of multiples of 2006 estimated EBITDA for the selected companies described above to the estimated 2006 EBITDA of VNU in order to derive an implied enterprise value reference range for the Company. Thereafter, Credit Suisse calculated a range of per share values by making certain adjustments, including adjustments to reflect the Company's year-end 2005 net debt, preferred stock, associates/joint ventures, minority interests and certain other liabilities in order to derive an implied equity value reference range for the Company and then dividing those amounts by the number of fully diluted shares of the Company. This analysis indicated an implied per share equity value reference range for VNU of approximately EUR 22.70 to EUR 25.45 based on a reference valuation range of 10.0x – 11.0x estimated 2006 EBITDA.

7.3.2 Selected Precedent Transaction Analysis

Using publicly available information, Credit Suisse reviewed the transaction multiples of the following eight merger and acquisition transactions in the publishing and information industry that Credit Suisse deemed relevant:

Acquiror	Target
T&F Informa plc	IIR Holdings Limited
GfK AG	NOP World Technology
McGraw-Hill Companies, Inc.	JD Power and Associates
VNU N.V.	ACNielsen Corporation
Reed Elsevier plc.	Harcourt General, Inc.
VNU N.V.	Miller Freeman USA
VNU N.V.	Nielsen Media Research, Inc.
Aegis Group plc.	Market Facts, Inc.

Credit Suisse compared values in the selected transactions as multiples of the target companies' expected EBITDA for the year during which each transaction was announced. Transaction multiples for the selected transactions, including the transactions involving VNU, were based on publicly available financial information at the time of announcement of the relevant transaction and research analysts' estimates for EBITDA. Estimated data for VNU were based on internal management forecasts. Credit Suisse then applied a range of multiples derived from the selected transactions to estimated 2006 EBITDA for VNU in order to derive an implied enterprise value reference range for the Company. Thereafter, Credit Suisse calculated a range of per share values by making certain adjustments, including adjustments to reflect the Company's year-end 2005 net debt, preferred stock, associates/joint ventures, minority interests and certain other liabilities in order to derive an implied equity value reference range for the Company and then dividing those amounts by the number of fully diluted shares of the Company. This analysis indicated an implied per share equity value reference range for VNU of approximately EUR 26.85 to EUR 29.60 based on a reference valuation range of 11.5x – 12.5x estimated 2006 EBITDA.

7.3.3 Discounted Cash Flow Analysis

Using a discounted cash flow ("**DCF**") analysis, Credit Suisse calculated a range of estimated net present values of both the consolidated, unlevered, after-tax free cash flows that VNU could generate over calendar years 2006 through 2010 and the terminal value at 2010. These cash flows were based on internal forecasts of VNU's management (as described more fully in this Offer Memorandum under the heading "Certain Projections"). "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions, the cost of capital, and other appropriate factors. "Terminal value" refers to the value of all future cash flows from an asset at a particular point in time in the future. In the first instance, Credit Suisse did not give effect to the value of the estimated cost savings projected by VNU management pursuant to VNU management's proposed "Project Forward" cost savings initiative. Credit Suisse then calculated a range of estimated terminal values for VNU by multiplying VNU's estimated 2010 EBITDA by selected multiples ranging from 10.0x to 11.0x. The estimated after-tax free cash flows and terminal values were then discounted to the present value using discount rates ranging from 8.5% to 9.5%. Thereafter, Credit Suisse calculated a range of per share values by making certain adjustments, including adjustments to reflect the Company's year-end 2005 net debt, preferred stock, associates/joint ventures, minority interests and certain other liabilities in order to derive an implied equity value reference range for the company and then dividing those amounts by the number of fully diluted shares of the Company.

Separately, Credit Suisse used a DCF analysis to calculate a range of estimated net present values of management's projected estimated cost savings for calendar years 2006 through 2010 based upon VNU management's proposed "Project Forward" cost savings initiative, including the estimated pre-tax costs projected to achieve such savings (as described more fully in this Offer Memorandum under the heading "Certain Projections"). This analysis was based on discount rates ranging from 8.5% to 12.5% and a terminal value based on cash flows in perpetuity growing at annual rates ranging from 0.0% to 1.0% This analysis indicated at the midpoint of these assumptions an implied per share value of approximately EUR 2.25.

The implied values per VNU ordinary share including cost savings was calculated by adding the implied per share DCF value of the "Project Forward" cost savings initiative to the implied values per VNU ordinary share calculated as described above. This analysis indicated the following implied per share equity value reference ranges for VNU.

Discounted Cash Flow Scenario	Implied Per Share Equity Reference Range for VNU
Excluding Project Forward Estimated Cost Savings	EUR 24.75 - EUR 28.25
Including Project Forward Estimated Cost Savings	EUR 27.00 - EUR 30.50

Credit Suisse also performed a sensitivity analysis on the estimated Project Forward cost savings in order to assess the potential impact of variations in the amount of cost savings realized by assuming full run-rate cost savings in calendar year 2008 of EUR 125 million, EUR 175 million and EUR 225 million, assuming the same ramp up in cost savings during calendar years 2006 and 2007 as in the Project Forward cost savings initiative as provided by VNU management. This analysis was based on discount rates ranging from 8.5% to 12.5% and a terminal value based on cash flows in perpetuity growing at an annual rate of 0.5%. This analysis indicated an implied per share value range of approximately EUR 1.75 to EUR 3.75.

7.3.4 Other Factors

Sum-of-the-Parts Break-up Analysis

Credit Suisse's opinion addressed only the fairness from a financial point of view to the holders of the ordinary shares of VNU of the consideration to be received by such holders pursuant to the Offer and did not address the merits of a potential alternative transaction involving a break-up of VNU or other alternative transactions or strategies that may be available to VNU. At the request of the Supervisory Board, in order to assist the Supervisory Board in evaluating the offer, Credit Suisse also considered financial analyses regarding a possible transaction pursuant to which the Company's business information businesses would be sold and each of its Marketing Information and the Media Measurement and Information unit would be separated into independent public companies. In connection with such analyses, among other things, VNU management advised Credit Suisse, and Credit Suisse assumed without independent verification, that (i) the sale of the Business Information

U.S. unit would result in a tax liability of approximately EUR 380 million to EUR 400 million (based on Credit Suisse's estimated valuation analysis described below), (ii) the sale of the Business Information Europe unit for cash would result in approximately EUR 320 million to EUR 370 million of proceeds, without any tax liability incurred, (iii) the separation of the Marketing Information and Media Measurement and Information units would be effected through a tax-free separation, (iv) certain pro forma annualized cost savings (without giving effect to the pre-tax costs to achieve such savings) would be realized at each of the Marketing Information and Media Measurement and Information units in the amount of EUR 15 - 20 million and EUR 50 - 60 million, respectively, (v) approximately EUR 73 million of after tax costs would be required to achieve such savings, (vi) all corporate overhead would be eliminated, although EUR 15 million in stand-alone, public company expenses were assumed to be required at the Marketing Information and Media Measurement and Information units and (vii) there would be transaction expenses and costs associated with the transactions contemplated by this analysis of EUR 150 million. Credit Suisse was informed that a break-up of the Company would also likely result in a significant increase in the effective tax rates for each of the Marketing Information and Media Measurement and Information units, although this impact was not factored into the analysis.

Sale of Business Information U.S. for Cash

Using publicly available information, Credit Suisse also reviewed the transaction multiples of several merger and acquisition transactions, which involved targets that Credit Suisse deemed similar to the Business Information U.S. unit. Credit Suisse noted that the transactions identified below were deemed the most relevant for purposes of its analysis.

Acquiror	Target
PBI Media Holdings, Inc. (an entity controlled by Wasserstein & Co., LP)	Primedia Inc.'s business information unit
J.P. Morgan Partners, LLC	Hanley Wood LLC
Apprise Media LLC	Canon Communications
VNU N.V.	Miller Freeman USA

Credit Suisse compared transaction values in the selected transactions as multiples of the target companies' expected EBITDA for the year during which each transaction was announced. Transaction multiples for the selected transactions, including the transaction involving VNU, were based on publicly available financial information at the time of the announcement of the relevant transaction and research analysts' estimates for EBITDA. Estimated data for the Business Information U.S. unit were based on internal management forecasts. Credit Suisse then applied a range of multiples derived from the selected transactions to estimated 2006 EBITDA for the Business Information U.S. unit. This analysis indicated an implied range of enterprise values, before giving effect to tax liabilities associated with the sale of the Business Information U.S. unit, of EUR 1,150 million to EUR 1,200 million based on a reference multiple range of 11.5x – 12.0x estimated 2006 EBITDA.

Public Market Valuation for Media Measurement and Information

Using publicly available information, Credit Suisse reviewed the enterprise values and calendar year 2006 estimated EBITDA multiples of the following three selected publicly traded companies it deemed similar to the Media Measurement and Information unit: Arbitron, Inc., GfK AG and Ipsos SA. Credit Suisse compared enterprise values (defined as equity value plus net debt plus minority interest and preferred stock) as multiples of estimated 2006 EBITDA. Multiples were based on closing market prices on March 3, 2006. Estimated data for the selected companies were based on publicly available research analysts' estimates. Estimated data for the Media Measurement and Information unit were based on internal VNU management forecasts, and accounted for pro-forma cost savings. Credit Suisse then applied a range of multiples of estimated 2006 EBITDA for the selected companies described above to estimated 2006 EBITDA of the Media Measurement and Information unit (excluding NetRatings, Inc. estimated 2006 EBITDA of EUR 1 million). This analysis indicated an implied range of enterprise values (excluding NetRatings, Inc.) of approximately EUR 3,605 million to EUR 3,970 million based on a reference multiple range of 12.0x – 13.0x estimated pro forma 2006 EBITDA.

Public Market Valuation for Marketing Information

Using publicly available information, Credit Suisse reviewed the enterprise values and calendar year 2006 estimated EBITDA multiples of the following five selected publicly traded companies it deemed similar to Marketing Information: IMS Health Inc., Taylor Nelson Sofres plc, Wolters Kluwer NV, Thomson Corporation and Reed Elsevier plc. Credit Suisse compared enterprise values (defined as equity value plus net debt plus minority interest and preferred stock) as multiples of estimated 2006 EBITDA. Multiples were based on closing market prices on March 3, 2006. Estimated data for the selected companies were based on publicly available research analysts' estimates. Estimated data for the Marketing Information unit were based on internal VNU management forecasts, and accounted for pro-forma cost savings. Credit Suisse then applied a range of multiples of estimated 2006 for the selected companies described above to estimated 2006 EBITDA of the Marketing Information unit. This analysis indicated an implied range of enterprise values of EUR 3,150 million to EUR 3,600 million based on a reference multiple range of 9.0x – 10.0x estimated pro forma 2006 EBITDA.

Based on its analysis, Credit Suisse calculated an aggregate enterprise value EUR 7,844 million to EUR 8,741 million based on the after-tax cash proceeds from the cash sale of the Business Information U.S. and Europe units and the public market enterprise value of each of the Media Measurement and Information unit and the Marketing Information unit. Thereafter, Credit Suisse calculated a range of per share values by making certain adjustments to the aggregate enterprise value to account for certain factors, including subtracting (x) net debt, preferred stock and certain other liabilities of EUR 1,302 million (excluding NetRatings, Inc. year end cash), after-tax cost to achieve savings and transaction costs and expenses associated with the transactions (as described above), and, at the direction of VNU, adding (y) market value of EUR 226 million for VNU's 61% stake in NetRatings, Inc. and (z) book value of EUR 170 million with respect to other minority interests (excluding NetRatings, Inc.) held by VNU and its associates/joint ventures.

The sum of the parts break up analysis indicated an implied per share equity value reference range for VNU of EUR 25.90–EUR 29.35.

7.4 Miscellaneous

VNU selected Credit Suisse based on Credit Suisse's experience, reputation and familiarity with VNU and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

From time to time, Credit Suisse and its affiliates have in the past provided are currently providing and in the future may provide investment banking and other financial services to VNU as well as the private investment firms whose affiliates are stockholders of Valcon Acquisition B.V. and their respective affiliates, for which Credit Suisse has received, and would expect to receive, compensation. Credit Suisse and certain of its affiliates and their respective employees and certain private investment funds affiliated or associated with Credit Suisse have invested in private equity funds managed or advised by the private investment firms whose affiliates are stockholders of Valcon Acquisition B.V. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for it or its affiliates, own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of VNU and affiliates of the stockholders of Valcon Acquisition B.V. and, accordingly may at any time hold a long or short position in such securities, as well as provide investment banking and other financial services to such companies. VNU has agreed to pay Credit Suisse a fee that is customary in transactions of this nature, a substantial portion of which is contingent upon the consummation of the Offer.

VNU has also agreed to reimburse Credit Suisse for reasonable expenses, including fees and expenses of legal counsel and any other adviser retained by Credit Suisse, resulting from or arising out of its engagement. VNU has further agreed to indemnify Credit Suisse and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

8. FAIRNESS OPINION NM ROTHSCHILD

8.1 Introduction

The Supervisory Board and the Executive Board retained NM Rothschild to provide a fairness opinion in relation to the Offer. VNU selected NM Rothschild based on its reputation and experience. As part of its investment banking business, NM Rothschild regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, private placements and other matters.

On March 7, 2006, NM Rothschild delivered a written opinion to the Supervisory Board and the Executive Board, dated as at such date, to the effect that as at the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by NM Rothschild, the consideration to be received by the holders of Ordinary Shares in the Offer was fair to the holders of Ordinary Shares, from a financial point of view.

The full text of NM Rothschild's written opinion dated March 7, 2006, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken is set forth below. We encourage Shareholders to read this opinion carefully and in its entirety. Although NM Rothschild's opinion was provided for the information of the Supervisory and Executive Boards in connection with the evaluation of possible strategic transactions, including the Offer, NM Rothschild's opinion is limited to the fairness of the consideration to be received by the holders of Ordinary Shares in the Offer, from a financial point of view as at the date thereof, to the holders of Ordinary Shares and does not address any other transaction that the Company has considered or may consider or any other matter than the Offer. NM Rothschild expressed no opinion as to the fairness of the consideration Shareholders may have received in an alternative transaction, or on the relative merits of the Offer to any alternative transaction or business strategy that may be available to VNU.

8.2 Text of Opinion of NM Rothschild

[NM ROTHSCHILD LETTERHEAD]

VNU N.V.
Supervisory and Executive Board
Ceylonpoort 5-25
2037 AA Haarlem
The Netherlands

March 7, 2006

Dear Sirs

You have requested our opinion ("Opinion") as to the fairness, from a financial point of view, to the holders of the ordinary shares, par value € 0.20 per share ("Ordinary Shares"), of VNU N.V. ("VNU" or the "Company"), of the Consideration (as defined below) to be received by such holders pursuant to the terms of the Merger Protocol (the "Protocol"), dated as of March 7th, 2006, among the Company on the one hand and Valcon Acquisition B.V. (the "Offeror") on the other hand (the acquisition of the Ordinary Shares by the Offeror and all ancillary transactions hereinafter: the "Transaction"). The Protocol provides, among other things, that the consideration for the Ordinary Shares in the Transaction will be €28.75 payable in cash (the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Protocol.

In arriving at our opinion, we have, among other things:

(i) reviewed the Protocol;

(ii) reviewed certain publicly available business and financial information relating to VNU that we deemed to be generally relevant in evaluating VNU;

(iii) reviewed certain audited and unaudited financial statements of VNU, and certain other financial and operating data, including financial forecasts, concerning the respective businesses, earnings, cash flows, assets, liabilities and prospects of VNU, as well as the estimated amount and timing of the cost savings to be achieved in the medium term as identified by the management of VNU;

(iv) held discussions with the supervisory board of VNU (the "Supervisory Board"), the executive board of VNU (the "Executive Board"), management and advisers and other representatives of

VNU regarding the matters described in (ii) and (iii) above, as well as the operations and financial condition and prospects of VNU;

(v) compared the historical and projected financial performance of VNU as a whole and of its constituent businesses, with those of certain publicly traded companies that we deemed to be generally relevant;

(vi) reviewed the current and historical market prices of the Ordinary Shares and certain publicly traded securities of such other companies that we deemed to be generally relevant for or comparable to VNU;

(vii) reviewed, to the extent publicly available, the financial terms of certain public transactions that we deemed to be generally relevant, for VNU as a whole as well as its constituent businesses;

(viii)reviewed, to the extent publicly available, information relating to premiums paid in certain transactions that we deemed to be generally relevant;

(ix) reviewed the estimated present value of the unlevered, after-tax free cash flows of VNU for the fiscal years ending 2006 through 2010 and a terminal value at the end of 2010 based on financial forecasts provided to or discussed with us by the Executive Board and management of VNU, respectively;

(x) reviewed the affordability of an acquisition of VNU from the perspective of financial investors with regard to equity return targets, potential exit valuations and currently available acquisition financing based on financial forecasts provided to or discussed with us by the Executive Board and management of VNU;

(xi) reviewed the estimated value of a scenario where the businesses of VNU would be sold separately in private transactions; and

(xii) considered such other factors and information, and conducted such other analyses, as we deemed appropriate.

In connection with our review, we have not assumed any obligation independently to verify any of the financial or other information utilized, reviewed or considered by us in formulating our Opinion and have relied on such information, including all information that was publicly available to us or provided to us by the Company being accurate and complete in all material respects. With respect to the financial forecasts and other information and operating data for the Company, including the expected cost savings, provided to or discussed with us by the management of the Company we have assumed that these have been reasonably prepared on bases reflecting the best available estimates and judgments of the management of the Company as to the future financial performance of the Company and the expected cost savings. In reaching our conclusions we have taken into account the views expressed to us by the Supervisory and Executive Boards and management of the Company relating to the Company's prospects and position in the markets in which it operates. We express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based.

In arriving at our opinion, we were influenced by a number of specific factors. We were informed about the risks to the achievability of internal forecasts and commercial threats to the Marketing Information groups of VNU. We also noted that selected sell-side market analysts' expectations for EBITDA generally exceeded Company management's own expectations prior to the addition of management's cost savings plan known as "Project Forward". We were informed that Project Forward had associated execution risks, including the cultural change required in VNU to implement the restructuring successfully and whether VNU would be able to retain key staff and clients while executing the plan. We were further informed that some of the prospective benefits of Project Forward might have to be reinvested to maintain margin, or be otherwise offset by price pressure from customers. Finally, the continuation of VNU as a stand-alone entity would require seeking a new Chief Executive for VNU. We were informed that this could take some time and that there was a risk of disruption to the business in the meantime.

With respect to tax and regulatory matters, we have relied, with your consent, on the advice of counsel, experts and advisers to the Company and, further, on discussions with, and information and materials furnished to us by, the management of the Company regarding the tax position of the Company, both before and after giving effect to the Transaction (as defined below) as well as with regards to certain alternative strategic scenarios. We have also assumed, at your direction, that there

has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company since the respective dates on which the most recent financial statements or other financial and business information relating to the Company were made available to us. We further have assumed, with your consent, that the representations and warranties of the parties to the Protocol are true and correct, that each of the parties to the Protocol will perform all of the covenants and agreements to be performed by it under the Protocol. We have also assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Transaction, and that no divestitures or asset sales from the Company will be required as a result of the Transaction, in either case that would in any respect be material to our analysis. We have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company nor have we evaluated the solvency or fair value of the Company under any law relating to bankruptcy, insolvency or similar matters.

Our Opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this Opinion, we have not assumed any obligation to update, revise or reaffirm this Opinion.

In connection with this Opinion, we were not authorized by the Company or its Executive Board to conduct, nor have we conducted, any solicitation of third party indications of interest for the acquisition of all or any part of the Company or any other alternative transaction, nor did we negotiate with the Offeror and/or its shareholders and/or their affiliates. We are expressing no opinion herein as to the price at which Ordinary Shares will trade at any future time.

We are serving as financial adviser to the Company in connection with the delivery of this Opinion. We are entitled to payment of our fees upon the rendering of our Opinion, the termination of the Transaction or after a certain date. The amount of our fees is independent of the success of the Transaction. While neither we nor any of our affiliates are currently engaged on any advisory assignments with the Offeror or served as financial adviser to the Offeror on any mergers and acquisitions assignments within the past year, we and certain of our affiliates served, or may currently serve, as financial adviser to shareholders of the Offeror and/or their affiliates on unrelated matters and received fees or may receive fees for such services. In addition, we or our affiliates may, in the future, provide financial advisory or other services to the Offeror and/or its affiliates and/or to the shareholders of the Offeror and/or their affiliates and may receive fees for such services. In the ordinary course of business, we and our affiliates may trade the securities of the Company for our own accounts or for the accounts of customers and may, therefore, at any time hold a long or short position in such securities. We and our affiliates also may maintain relationships with the Company, the shareholders of the Offeror and their respective affiliates or related parties.

This Opinion is for the information of the Supervisory and Executive Boards of the Company in connection with its evaluation of the Transaction and does not constitute a recommendation as to how any stockholder should vote or act with respect to any corporate matter. This Opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Consideration to be received by the holders of Ordinary Shares pursuant to the Transaction and does not address any other aspect of the Transaction. Our Opinion does not address, and we express no view as to, the merits of the underlying decision by the Company to proceed with or engage in the Transaction and related transactions or as to any aspect of the Transaction (including without limitation the structure of the Transaction), other than the Consideration to be received by the holders of Ordinary Shares, nor does it address any other transaction that the Company has considered or may consider. We express no opinion as to the consideration the holders of Ordinary Shares may have received in an alternative transaction, or on the relative merits of the Transaction as compared to any alternative transaction or business strategy that may be available to the Company. In addition, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company other than the holders of Ordinary Shares.

This Opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval which will not be unreasonably withheld. If required by applicable law, rule or regulation, this Opinion may be reproduced in full in any disclosure document or proxy statement that the Company must file with any

relevant securities laws regulatory authority, but may not otherwise be disclosed publicly in any manner without our prior written approval which will not be unreasonably withheld, and then only in full.

Based upon and subject to the foregoing and other factors we deem relevant in reliance thereon, it is our Opinion that, as of the date hereof, the Consideration to be received by the holders of Ordinary Shares pursuant to the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

N M ROTHSCHILD & SONS LIMITED

8.3 Key factors on the continuation of VNU as a stand-alone entity

In arriving at its opinion, NM Rothschild was particularly influenced by a number of factors in addition to the analysis described herein.

NM Rothschild was informed of Executive Board and management concerns about the risks to the achievability of internal forecasts (with or without a break-up of the Company into its component divisions). In this context, NM Rothschild noted that selected sell-side market analysts' expectations for the Company's EBITDA exceeded the Company's own expectations prior to the addition of management cost savings plan known as "Project Forward".

Management also informed NM Rothschild about its concerns relating to commercial aspects of the Company's Marketing Information groups, in particular:

- the strong price pressure in that business, especially from important consumer goods clients;
- increasing competition from other participants in the industry; and
- the increasing difficulty of gaining access to retailer data causing revenue and margin pressure in the business.

In addition, NM Rothschild was informed that Project Forward had associated execution risks because of potential resistance by management below the Board level and the cultural change required in the marketing information and media measurement and information businesses to implement the restructuring successfully, as well as the ability to retain key staff and clients while executing the plan. NM Rothschild was informed that some of the prospective benefits of Project Forward might have to be reinvested to maintain margin, or be otherwise offset by price pressure from customers.

Finally, the continuation of the Company as a stand-alone entity would require seeking a new Chief Executive for the Company. NM Rothschild was informed that this could take some time and that there was a risk of disruption to the business in the meantime.

8.4 Description of analysis methodologies

In preparing its opinion, NM Rothschild performed a variety of financial and comparative analyses. Described below is a summary of the material analyses performed by NM Rothschild. The summary of these analyses is not a comprehensive description of all analyses and factors considered by NM Rothschild. The preparation of a fairness opinion is a complex analytical process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. NM Rothschild believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

NM Rothschild employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion reached by NM Rothschild. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by NM Rothschild is based on all analyses and factors taken as a whole and also on application of NM Rothschild's experience and judgment, which conclusion may involve significant elements of subjective judgment and qualitative analysis. NM Rothschild therefore gives no opinion as to the value or merit of any one or more parts of the analyses it performed taken on a stand-alone basis. In its analyses, NM Rothschild considered industry performance, general business, economic, market and financial conditions and other matters existing as at the date of its opinion, many of which are beyond the control of VNU or NM Rothschild. No company, transaction or business used in those analyses as a comparison is identical to VNU or the proposed transaction, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analysed.

The estimates contained in NM Rothschild's analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, NM Rothschild's analyses and estimates are inherently subject to substantial uncertainty.

NM Rothschild's opinion and analyses were only one of many factors considered by the Executive and Supervisory Board in its evaluation of the Offer and should not be viewed as determinative of the views of the Executive Board or management with respect to the Offer.

In analysing VNU for the purposes of its opinion, NM Rothschild used a number of methodologies for valuing a business in connection with the preparation of a fairness opinion, including an assessment of the stand-alone potential public market value after a restructuring of the business, an analysis of the range of the brokers' target stock prices, a discounted cash flow analysis, a transaction multiple analysis, a break-up private market analysis, a leveraged buyout (LBO) analysis, and a market premium analysis.

The stand-alone potential public market value assessment comprised a sum-of-the-parts analysis based upon establishing and then aggregating independent public market values for each of VNU's distinct businesses, and then valuing the effects of restructuring measures as considered by the Executive Board. The range of brokers' target stock prices was an overview of how brokers value VNU. The discounted cash flow analysis was used to calculate a range of theoretical values for VNU based on the net present value of the implied annual cash flows expected to be generated by the Company to, and terminal value at, year-end 2010. Transaction multiple analysis was used to provide an indication of how companies with business and operating characteristics similar to VNU are valued on a change of control. The break-up private market analysis was the aggregate of the sales proceeds of the various businesses of VNU in separate private auction sales. The LBO analysis was used to calculate a range of theoretical values for VNU's businesses based upon assumed financial leverage and equity return threshold parameters. Market premium analysis was used to demonstrate the share price premiums paid in similar types of transactions.

The following is a summary of the material financial analyses performed by NM Rothschild in connection with the delivery of its opinion to VNU. In order fully to understand NM Rothschild's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of NM Rothschild's financial analyses.

NM Rothschild calculated net debt and minorities interests based on information provided by VNU taking the sum of gross financial liabilities (adjusted for the value of associated derivatives), cash (excluding NetRatings cash, where relevant) and minorities as well as, where relevant, the cash effects of portfolio changes and of a share buyback and special dividend for a total of approximately EUR 1 billion.

NM Rothschild calculated the per share value on a fully diluted basis, i.e. assuming 259 million ordinary shares VNU outstanding, except where stated otherwise. NM Rothschild assumed that the Offer would close at the end of April 2006 and therefore calculated the value per share using the various methodologies as of that date to allow for better comparability and to appropriately reflect the time value of money.

8.4.1 Stand-alone public market value—Potential public market value post-restructuring

In assessing VNU's public market value NM Rothschild considered the potential value post-restructuring assuming that a new CEO will have been found and welcomed by the market, that the new CEO will have reviewed and announced his or her strategy (which is assumed to include Project Forward) and that there will have been a successful implementation of the early parts of Project Forward. In addition, it assumed the Company will have executed certain transactions involving some of its portfolio companies and a return of capital to shareholders for approximately EUR 1 billion (by way of a special dividend and share buy-back).

The value assumed today's current market conditions. NM Rothschild noted that the market reception of a new CEO and his or her strategy would be critical, and that the value would be vulnerable to execution risk and disruption to the business in the meantime.

NM Rothschild performed a sum-of-the-parts valuation of VNU by separately valuing VNU's Marketing Information (MI), Media Measurement and Information (MMI) and Business Information (BI) businesses, respectively, at their appropriate trading multiple based on specific peer groups for each business group, then deducting the value of the corporate overhead and contingencies valued at the average multiple weighted by the 2006 EBITDA of the three businesses, a separate inclusion of the 61% stake in NetRatings (at its market value as per March 3, 2006) and associates/joint ventures (based on book value), added the value of Project Forward (assuming that this project would yield additional value of between EUR 700 million and EUR 800 million—see below for further details) and finally the value of the portfolio restructuring. The portfolio restructuring includes the net effect of certain transactions involving some of its portfolio companies. The return of approximately EUR 1 billion to shareholders as part of the restructuring assumed a special dividend of EUR 1 paid on each of the fully diluted 259 million VNU ordinary shares and a share buyback of EUR 700 million at the implied value per share. These calculations resulted in a range of EUR 7.8 billion to EUR 8.6 billion for the enterprise value from which NM Rothschild deducted net debt of EUR 2.0 billion to arrive at a range of EUR 6.0–6.9 billion for the equity value after adding back the total amount of the special dividend. This analysis indicated a range of implied values per VNU ordinary share of approximately EUR 26.00 to EUR 29.50. NM Rothschild then compared this range with the offer price of EUR 28.75 (the "**Offer Price**") and noted that the Offer Price is within this range, although in the upper half.

	2006E EBITDA multiples		Total valuation (EUR millions)		Value per share (EUR)	
	Low	High	Low	High	Low	High
MI	8.5x	9.5x	2,678	2,993		
MMI	11.0x	12.0x	3,296	3,595		
BI	10.5x	11.5x	1,274	1,395		
Corporate/Contingencies	10.8x	9.8x	(412)	(374)		
NetRatings (61% stake)			233	233		
Associates and JVs			177	177		
Project Forward			700	800		
Portfolio Restructuring (net effect)			(153)	(189)		
EV post Project Forward			7,792	8,630		
Net debt and minorities			(2,002)	(1,952)		
Special dividend(1)			259	259		
Equity Value post restructuring and capital return (including special dividend)(2)			6,049	6,937	26.0	29.5

(1) Special dividend of EUR 1 per share, based on diluted number of shares pre-buyback (259 million).

(2) Value per share calculated based on number of shares post buyback (low: 232.2 million, high: 235.4 million).

Project Forward

NM Rothschild was informed by VNU of its plans for Project Forward to achieve on-going cost savings of EUR 125 million annually from 2008 onwards. To include the value of Project Forward in the public market valuation, NM Rothschild has estimated the theoretical value of the cost savings using two valuation approaches.

(i) Discounted cash flows: NM Rothschild discounted the after tax cash flows of the cost savings and implementation expenses of Project Forward at discount rates between 8.0% and 9.0% (see "Discounted Cash Flow Analysis" below for further details). In its calculation, NM Rothschild has assumed a tax rate of 38.1% as advised by VNU management and a range of growth rates beyond 2008 between 1.5% and 2.5%. This analysis yielded a value of EUR 0.8 billion to EUR 1.1 billion.

(ii) Multiple-based valuation: The value was calculated by applying a range of 2008 EBITDA multiples of 8.0x to 10.0x to the 2008 cost savings target of EUR 125 million and subtracting the implementation expenses from the result. This calculation yielded a value between EUR 0.8 billion to EUR 1.1 billion.

These calculations produced a value range of EUR 0.8 billion to EUR 1.1 billion. In NM Rothschild's judgment, supported by the analysis of similar situations, VNU would be unlikely to receive immediately full credit from public equity investors for the total theoretical value of Project Forward. NM Rothschild estimated that VNU might receive credit for approximately EUR 700 million to EUR 800 million.

8.4.2 Range of brokers' target prices

NM Rothschild collated the target prices for the VNU ordinary share as published by eighteen brokers since 15 December 2005, the date VNU confirmed entertaining a take private transaction. These brokers used a range of valuation methodologies, under which some estimate a public market value, others a private market value, and yet others did not specify this.

To the extent that these target prices were projected prices at a specific future point in time, they were discounted to their present value as at April 30, 2006, by using a cost of equity of 9.7%. NM Rothschild noted that broker target prices generally pointed to future values, even if no specific time horizons were indicated; however, brokers had not discounted these target prices to present values.

This analysis yielded a range between EUR 26.0 and EUR 31.5 per VNU ordinary share, as shown in the table below:

	Target price	Present value of target price*
Average of brokers' target prices	EUR 28.41	EUR 28.03
Median of brokers' target prices	EUR 28.20	EUR 28.00
Lowest brokers' target price	EUR 26.00	EUR 26.00
Highest brokers' target price	EUR 31.50	EUR 31.50

* where target prices are expressed as a future value by a defined date

NM Rothschild compared this range with the Offer Price of EUR 28.75 and NM Rothschild noted that only six of the brokers targeted a price above the Offer Price and both the average and median were lower.

8.4.3 Discounted Cash Flow Analysis

NM Rothschild performed a discounted cash flow analysis which indicated a range of implied values per VNU ordinary share of approximately EUR 29.9 to EUR 35.8 based on financial forecasts provided to NM Rothschild by VNU management and including Project Forward.

For the discounted cash flow analysis NM Rothschild calculated the present value of the unlevered, after tax free cash flows that VNU's business is forecast to generate for the years 2006 through 2010 plus the present value of the terminal value of VNU's business after 2010. Through 2008 these cash flows were derived from the medium term plan provided by VNU and for the later years these cash flows were derived from an extrapolation of financial performance prepared by VNU. In the calculation of the cash flows, NM Rothschild used expected tax cash flows as provided by VNU reflecting the Company's medium term tax planning: these tax cash flows imply tax rates between 19.8% and 24.4%

of earnings before interest and taxes or "EBIT" over the forecast period until 2010. The discounted cash flows included the forecast cash flows of Project Forward (including both cost savings and implementation expenses) and of NetRatings as provided by VNU. Project Forward was therefore not discounted separately.

NM Rothschild discounted the after tax cash flows through 2010 and the terminal value back to January 1, 2006, at discount rates between 8.0% and 9.0%. This range includes the theoretical estimate of VNU's weighted average cost of capital at 8.3% which is based on a cost of equity of 9.7%, an after tax cost of debt of 4.6% and a capital structure of 36.4% debt to equity (reflecting a return of capital of approximately EUR 1 billion). The terminal value at the end of 2010 was based on a range of EBITDA multiples from 9.5x to 11.0x estimated 2011 EBITDA.

NM Rothschild estimated a range of enterprise values for the Company by adding the present value of estimated after tax free cash flow for the fiscal years 2006-2010 and the present value of the estimated terminal values. NM Rothschild adjusted these added amounts for the net debt as at December 31, 2005, as well as the value of associates and minorities (including the value of the NetRatings minority at its market value) to arrive at the equity value in total and per VNU ordinary share. To adjust for the fact that the proposed offer is expected to close at or around the end of April 2006, NM Rothschild grossed up the value per share at the cost of equity of 9.7% until April 30, 2006. This analysis yielded a value per share in the range of EUR 29.9 to EUR 35.8 as illustrated in the table below.

	Terminal multiple (x)			
Discount rate	**9.5x**	**10.0x**	**10.5x**	**11.0x**
	Value per share (EUR)			
8.0%	31.4	32.9	34.3	35.8
8.5%	30.7	32.1	33.5	35.0
9.0%	29.9	31.3	32.7	34.1

NM Rothschild compared the range of EUR 29.9 to EUR 35.8 to the Offer Price of EUR 28.75 and noted that the range is above the Offer Price. In its consideration, NM Rothschild took particular account of the factors mentioned above (see "Key factors on the continuation of VNU as a stand-alone entity").

NM Rothschild also performed a sensitivity analysis on the forecasts provided by VNU management in order to assess the potential impact of uncertainties related to the Company's business by assuming a 5% change in each year of the management EBITDA forecasts. These calculations resulted in changes to the value per share ranging from EUR 1.7 to EUR 1.9. This analysis was based on the theoretical estimate of VNU's weighted average cost of capital at 8.3% and terminal EBITDA multiples from 9.5x to 11.0x estimated 2011 EBITDA.

8.4.4 Transaction Multiple Based Valuation

Using publicly available information and estimates, NM Rothschild analysed the transaction value multiples (both EBIT and EBITDA) paid in selected private market transactions involving companies in similar businesses.

This analysis is based on six precedents, that are listed below. For each of these transactions, NM Rothschild calculated the implied transaction value as a multiple of both EBITDA and EBIT in the most recent reported financial year. This calculation is set out below:

		Transaction Value as a Multiple of Trailing	
Transaction	**Date**	**EBITDA**	**EBIT**
Ipsos/MORI	October 2005	12.5x	16.1x
VNU/IMS Health	July 2005	13.5x	16.5x
Informa/IIR	June 2005	12.5x	15.2x
JPM/Hanley Wood	May 2005	13.1x	n/a
GfK/NOP	April 2005	13.6x	15.7x
McGraw Hill/JD Power	March 2005	n/a	14.6x

Based on this calculation, NM Rothschild then arrived at a reference range of 12.5 – 13.6x VNU's 2005 EBITDA and 14.6 – 16.5x VNU's 2005 EBIT. Applying these multiples to the 2005 EBITDA and EBIT of VNU as provided to NM Rothschild by VNU's management and adjusting for net debt, minorities and associates as estimated by NM Rothschild as per April 30, 2006, yielded an implied value of VNU per ordinary share of EUR 24.7 to EUR 30.8. NM Rothschild then compared this range with the Offer Price of EUR 28.75 and noted that the Offer Price falls within this range, although in the upper half.

NM Rothschild noted that the value of a transaction precedent multiples analysis as set out above is reduced if there is a small number of available comparable transactions. In this case, there are only six transactions involving comparable companies available, although the companies are not comparable in every respect. As a result, the value of a transaction precedent multiples analysis for the Offer is inherently limited.

8.4.5 Break-up Private Market Analysis

NM Rothschild's opinion addressed only the fairness from a financial point of view of the Offer consideration and did not address the merits of a potential alternative transaction involving a break-up of VNU or other alternative transactions or strategies that may be available to VNU. At the request of the Company, NM Rothschild did analyse a potential break-up of VNU involving separate sales of each of the three business units in the following scenario. Each division would be sold as soon as possible, which, based on the assessment of the time required as estimated by VNU management, NM Rothschild assumed to mean for MI and MMI completion of the sale at the end of April 2007 and for BI at the end of October 2006. The value was then discounted to its present value at April 30, 2006 (the date NM Rothschild assumed the Offer would close) at the cost of equity of 9.7%. NM Rothschild also assumed that Project Forward would be rolled out with a delay of one year to reflect management's concern that VNU cannot at the same time split itself up and embark on a significant cost reduction programme. In addition, NM Rothschild assumed at the direction of the Company that the total year 3 target cost savings of Project Forward would, by virtue of excluding those cost savings predicated on VNU as an integrated group, be reduced to EUR 64 million by virtue of exclusivity.

The scenario further assumed that

- BI would be sold in one or several trade sale transactions (given a likely strong interest from trade buyers), and
- MI and MMI would each be sold in a leveraged buy-out transaction, which NM Rothschild considered to be the likely price setting methodology given the limited interest from trade buyers to date.

For the valuation applicable to the private market sale transactions for BI, MI and MMI, NM Rothschild has made the assumptions and derived the results as detailed below:

- For the sale of BI, NM Rothschild assumed that the US and European businesses would be sold in separate transactions completing at the end of October 2006. The US business would be sold at a valuation of 11.5x to 12.0x estimated 2007 EBITDA and the European business at a valuation of 11.4x to 13.4x estimated 2007 EBITDA. NM Rothschild further assumed that potential buyers of BI would pay between approximately EUR 75 million and EUR 80 million for the value of the planned cost savings from Project Forward attributable to BI. After discussion with the tax department of VNU, NM Rothschild assumed that approximately EUR 536 to EUR 560 million of capital gains tax would become payable as a result of the sale of the US businesses of BI. The total after tax proceeds from a sale of BI at the end of October 2006, rolled forward at the cost of equity of 9.7% to April 2007, were estimated to range from EUR 1.2 billion to EUR 1.4 billion.
- For the sale of MI, NM Rothschild assumed a competitive auction among financial investors that base their valuation on an LBO transaction analysis. The structure for such an LBO transaction assumed: total debt equivalent to 7.5x estimated 2006 EBITDA; exit at the end of 2011 in the form of an IPO at forward EBITDA multiples of 8.5x to 9.5x and a target return on equity of 16% to 18%. For the bottom end of the range, NM Rothschild included in the forecasts used for MI in this analysis such cost savings and implementation expenses related to Project Forward as were attributed to MI by VNU under a break-up scenario. For the top end of the range, NM Rothschild assumed cost savings and implementation expenses 60% higher than those planned in

Project Forward (corresponding to total cost savings for VNU as an integrated group of EUR 200 million vs. the EUR 125 million in Project Forward) as a sensitivity to reflect potentially more aggressive cost reduction plans that financial investors may pursue. On this basis, the analysis yielded an enterprise value of EUR 3.0 billion to EUR 3.5 billion for MI as at April 30, 2007, which implied multiples of 9.2x to 10.6x estimated 2007 EBITDA.

- For the sale of MMI, NM Rothschild assumed similarly a competitive auction among financial investors that base their valuation on an LBO transaction analysis. The structure for such an LBO transaction assumed: total debt equivalent to 8.5x estimated 2006 EBITDA; exit at the end of 2011 in the form of an IPO at forward EBITDA multiples of 11.0x to 12.0x and a target return on equity of 16% to 18%. For the bottom end of the range, NM Rothschild included in the forecasts used for MMI in this analysis such cost savings and implementation expenses related to Project Forward as were attributed to MMI by VNU under a break-up scenario. For the top end of the range, NM Rothschild assumed cost savings and implementation expenses 60% higher than those planned in Project Forward (corresponding to total cost savings for VNU as an integrated group of EUR 200 million vs. the EUR 125 million in Project Forward) as a sensitivity to reflect potentially more aggressive cost reduction plans that financial investors may pursue. On this basis, the analysis yielded an enterprise value of EUR 3.5 billion to EUR 3.8 billion for MMI as at April 30, 2007, which implied multiples of 11.2x to 12.2x estimated 2007 EBITDA.

The three sale transactions would yield a total enterprise value of EUR 7.7 billion to EUR 8.7 billion as at April 30, 2007. Adjusted for the net debt amount at this point in time as estimated by NM Rothschild based on the financial forecasts provided by VNU, this enterprise value translates to an equity value between EUR 6.6 billion to EUR 7.5 billion as at April 30, 2007. After discounting the equity value back to April 30, 2006, at VNU's estimated cost of equity of 9.7% and adjusting for minorities, associates / joint venture and transaction costs (assumed at EUR 150 million) as well as an assumed final dividend for 2005 of EUR 0.43 per share payable in May 2006, the calculations yielded a value to VNU shareholders at that date of EUR 23.7 to EUR 27.0 per share.

Apart from the capital gains tax in regard to the sale of the US business of BI (see above), NM Rothschild assumed in its analysis no further adverse tax consequences as a result of or in connection with a potential break-up analysis. In particular, NM Rothschild did not take into consideration any potential changes of the effective tax rate of the businesses or any tax effects associated with the distribution of sale proceeds to shareholders. NM Rothschild noted that additional negative tax consequences may be possible which would have a negative effect on value.

The summary results of this analysis are shown in the table below.

	Low	High
	Amounts (EUR billions)	
Sale of MI	3.0	3.5
Sale of MMI	3.5	3.8
Sale of BI	1.2	1.4
Enterprise value as at April 30, 2007	7.7	8.7
Net debt	(1.1)	(1.1)
Equity value as at April 30, 2007	**6.6**	**7.5**
Equity value as at April 30, 2006	**6.0**	**6.9**
Equity value per share as at April 30, 2006 (EUR)	**23.7**	**27.0**

NM Rothschild then compared the equity value per share as at April 30, 2006, of EUR 23.7 to EUR 27.0 with the Offer Price of EUR 28.75 and noted that the Offer Price is above this range.

8.4.6 Leveraged Buy-Out Analysis

Using financial forecasts provided to NM Rothschild by VNU management, NM Rothschild performed a leveraged buy-out (LBO) analysis on VNU as a whole to determine the potential price per share, under current market conditions, that a leveraged buy-out purchaser could theoretically pay for VNU.

To perform this analysis, NM Rothschild made the following assumptions:

- The financial forecasts through 2008 are based on the medium term plan as provided by VNU and thereafter on the extrapolation of financial performance provided by VNU. The financial forecasts include projections in respect of the 61% of NetRatings owned by VNU.
- The forecasts include the cost savings and implementation expenses of Project Forward with target 2008 cost savings of EUR 125 million for the bottom end of the range and EUR 200 million for the top end of the range as a sensitivity to reflect potentially more aggressive cost reduction plans that financial investors may pursue.
- The initial LBO acquisition structure assumed EUR 5.7 billion of acquisition debt corresponding to 8.7x 2005 EBITDA plus EUR 15 million of cost savings from Project Forward. The acquisition debt is distributed between various types of debt instruments similar to NM Rothschild's understanding of the funding structure of the Consortium. NM Rothschild assumed market interest cost for these instruments.
- The exit was assumed to take place at the end of 2010. The valuation at exit was based on multiples of estimated 2011 EBITDA ranging from 9.5x to 11.0x.
- The target return on equity was assumed to be between 16.0% and 18.0%
- The value of the LBO analysis was calculated as per April 30, 2006, and net debt was adjusted to reflect a transaction closing date of April 30, 2006.

This analysis yielded values per share in the range of EUR 25.6 to EUR 31.5 as shown in the tables below which show the values per share at various exit multiples and return target assumptions for cost saving targets of EUR 125 million and EUR 200 million in 2008.

EUR 125 million 2008 cost savings (Project Forward)

	Exit multiples of 2011E EBITDA			
Target IRR	**9.5x**	**10.0x**	**10.5x**	**11.0x**
16.0%	26.5	27.5	28.5	29.6
18.0%	25.6	26.6	27.6	28.5

EUR 200 million 2008 cost savings (Project Forward + 60%)

	Exit multiples of 2011E EBITDA			
Target IRR	**9.5x**	**10.0x**	**10.5x**	**11.0x**
16.0%	28.1	29.2	30.4	31.5
18.0%	27.2	28.2	29.2	30.3

NM Rothschild compared the range of EUR 25.6 to EUR 31.5 with the Offer Price of EUR 28.75 and noted that the Offer Price falls within this range, although marginally in the upper half.

8.4.7 Market Premium Analysis

NM Rothschild reviewed the premiums paid in selected all cash public transactions involving Dutch and U.S. based targets announced between January 1, 2002 and December 31, 2005 with transaction values between $1 billion and $10 billion in the US and with transaction values greater than $100 million in the Netherlands, in each case excluding transactions involving a negative premium or a premium greater than 100%, which were deemed not to be relevant.

NM Rothschild compared the premiums with regards to the share prices one week and one month before the announcement of the selected transactions for 2005 with the premiums implied by the Offer Price of EUR 28.75 to share prices of VNU at various historic points and periods of time.

The table below indicates that the selected precedent premiums in the US and the Netherlands in 2005 range between 18% and 26%. NM Rothschild selected premiums observed in transactions during 2005 in order to reflect the current level of premiums in its considerations.

Precedent transaction premiums

Period	Premium (%)
Average US premium, one month prior to transaction announcement	26%
Average US premium, one week prior to transaction announcement	22%
Average Dutch premium, one month prior to transaction announcement	18%
Average Dutch premium, one week prior to transaction announcement	21%

These precedent premiums compare to the premiums observed for the Offer Price relative to VNU's share price at various historic points and periods in time as indicated in the table below.

Premiums implied by Offer Price

Period/Date	Value per share (EUR)	Premium (%)
Average price for 2 years to March 3, 2006	23.81	20.7%
Average price for 1 year to March 3, 2006	24.95	15.3%
Price at July 8, 2005 (1 day prior to announcement of IMS transaction)	23.35	23.1%
Price at August 15, 2005 (first speculation of IMS deal not being approved)	25.32	13.5%
Price at November 16, 2005 (IMS deal collapses)	25.54	9.1%
Price for 90 trading day average prior to March 3, 2006	27.47	4.6%
Price at October 25, 2005 (first press rumours of Consortium bid)	26.67	7.8%
Price at January 13, 2006 (1 trading day prior to January 15, announcement)	28.25	1.8%
Price on March 3, 2006	27.19	5.7%

NM Rothschild noted that the premiums implied by the Offer Price of EUR 28.75 relative to recent share prices appear low compared to precedents. On the other hand, NM Rothschild believed that the share price of VNU had already been influenced by potential bid speculation even before press reports of a private equity offer emerged.

8.5 Miscellaneous

Under the terms of its engagement, VNU agreed to pay NM Rothschild a fee that is customary in transactions of this nature. The amount of NM Rothschild's fee is independent of the success of the Offer. The fee was payable upon rendering of its opinion, the termination of the transaction with the Offeror or after a certain date. VNU also agreed to reimburse NM Rothschild for reasonable expenses incurred by NM Rothschild in performing its services, including fees and expenses of its legal counsel, and to indemnify NM Rothschild and related persons against liabilities, including liabilities under securities laws, arising out of its engagement.

While neither NM Rothschild nor any of its affiliates were at the date of its opinion engaged on any advisory assignments with the Offeror or had served as financial adviser to the Offeror on any mergers and acquisitions assignments within the previous year, NM Rothschild and certain of its affiliates had served, or might at the date of its opinion have served, as financial adviser to shareholders of the Offeror and/or their affiliates on unrelated matters and had or might have received fees for such services. In addition, NM Rothschild or its affiliates may, in the future, provide financial advisory or other services to the Offeror and/or its affiliates and to shareholders of the Offeror and/or their affiliates and may receive fees for such services. In the ordinary course of business, NM Rothschild and its affiliates may trade the securities of the Company either for their own accounts or for the accounts of customers and may, therefore, at any time hold a long or short position in such securities. NM Rothschild and its affiliates may also maintain relationships with VNU, the shareholders of the Offeror and their respective affiliates or related parties.

9. RECOMMENDATION BY THE SUPERVISORY BOARD AND THE EXECUTIVE BOARD

The Supervisory and the Executive Board, after having given due and extensive consideration to the strategic, financial and social aspects and consequences of the proposed transaction and having extensively reviewed other alternatives available to the Company, such as a stand-alone scenario and a break-up of the Company, have reached the conclusion that the Offer is in the best interests of the Company, the shareholders and all other stakeholders of the Company.

Throughout the process, the Supervisory Board and the Executive Board have met on a frequent basis and discussed the progress of the process and key decisions in connection therewith. The terms and conditions to the Offer, as documented in the Merger Protocol, have been agreed between the Company and the Offeror only with prior approval of the Supervisory Board.

The Supervisory Board and the Executive Board are of the opinion that the price being offered per Share and the other terms of the Offer are reasonable and fair to the Shareholders. In this respect, reference is made to the fairness opinions rendered by Credit Suisse and NM Rothschild, as included in Section 7 (Fairness opinion Credit Suisse) and Section 8 (Fairness opinion NM Rothschild). With reference to the above, the Supervisory Board and the Executive Board unanimously support the Offer and unanimously recommend the Offer to the Shareholders for acceptance.

31 March 2006

Supervisory Board
A.G. Jacobs
F.L.V. Meysman
P.A.F.W. Elverding
J.L. Brentjens
R. Dahan
G.S. Hobbs
A. van Rossum

Executive Board
R.F. van den Bergh
R.A. Ruijter

10. INVITATION TO THE SHAREHOLDERS

The Offeror hereby makes a recommended public cash offer for all the Shares. The Shareholders are advised to review this Offer Memorandum (including all documents incorporated by reference herein) and in particular Section 1 (Restrictions and Important Information) thoroughly and completely and to seek independent advice where appropriate in order to reach a balanced judgment with respect to the Offer and this Offer Memorandum. With due reference to all statements, terms, conditions and restrictions included in this Offer Memorandum, Shareholders are hereby invited to tender their Shares under the Offer in the manner and subject to the terms, conditions and restrictions set out below.

10.1 Offer Price per Ordinary Share

For each Ordinary Share tendered under the terms and conditions of the Offer, the Offeror offers the Offer Price per Ordinary Share of EUR 28.75 in cash. The Executive Board with the approval of the Supervisory Board, has proposed that, after payment of a customary Preferred Dividend, the dividend per Ordinary Share in respect of the Financial Year 2005 is set at EUR 0.12, which amount was already paid on 23 August 2005 as interim dividend and therefore no final dividend (*slotdividend*) will be paid on the Ordinary Shares.

10.2 Offer Price per Preferred Share

For each Preferred Share tendered under the terms and conditions of the Offer, the Offeror offers the Offer Price per Preferred Share of EUR 13.00 in cash. Since EUR 0.64 was already paid as a dividend on the Preferred Shares, no final dividend will be paid on the Preferred Shares in respect of the Financial Year 2005.

In the event that prior to the Settlement Date any dividends are paid in respect of the Preferred Shares (except for the dividend in respect of the Preferred Shares in the amount of EUR 0.64 which was already paid on 23 August 2005), the Offer Price per Preferred Share will be decreased with an amount per Preferred Share equivalent to any such dividend or distribution per Preferred Share.

No compensation will be paid for accrued and unpaid dividends in respect of the period starting on 1 January 2006 until the Settlement Date.

10.3 Acceptance by Shareholders

10.3.1 Acceptance by holders of Shares held through any Admitted Institution

Holders of Shares who hold their Shares through an Admitted Institution are requested to make their acceptance known via their bank or stockbroker no later than 15:00 hours, Amsterdam time (9:00 hours, New York time) on 5 May 2006, unless the Acceptance Period is extended in accordance with Section 10.7 (Extension). Your bank or stockbroker may set an earlier deadline for communication by Shareholders in order to permit the bank or stockbroker to communicate its acceptances to the Exchange Agent in a timely manner. Holders of American Depositary Shares representing Ordinary Shares ("**ADSs**") should review the procedures for acceptance and settlement contained in Schedule 1.

The Admitted Institutions may tender Shares for acceptance only to the Exchange Agent and only in writing. In tendering the acceptance, the Admitted Institutions are required to declare that (i) they have the tendered Shares in their administration, (ii) each Shareholder who accepts the Offer irrevocably represents and warrants that the Shares tendered by him are being tendered in compliance with the restrictions set out in Section 1 (Restrictions and Important Information) and (iii) they undertake to transfer these Shares to the Offeror on the Settlement Date, provided the Offer has been declared unconditional (*gestand wordt gedaan*).

Subject to article 9o, paragraph 5 of the Bte 1995, the tendering of Shares in acceptance of the Offer shall constitute irrevocable instructions to block any attempt to transfer the Shares tendered, so that on or prior to the Settlement Date no transfer of such Shares may be effected (other than to the Exchange Agent on or prior to the Settlement Date if the Offer has been declared unconditional (*gestand wordt gedaan*) and the Shares have been accepted for purchase) and to debit the securities account in which such Shares are held on the Settlement Date in respect of all of the Shares tendered, against payment by the Exchange Agent of the Offer Price per Share in respect of those Shares.

10.3.2 Acceptance by holders of shares individually recorded in the VNU shareholders register

Holders of Shares individually recorded in the VNU shareholders register wishing to accept the Offer in respect of such Shares must deliver a completed and signed acceptance form to the Exchange Agent (ABN AMRO Bank N.V., attn. Servicedesk MF 7020, Kemelstede 2, 4817 ST Breda, The Netherlands, tel. +31765799455, fax. +31765799643, e-mail: So.Servicedesk.WCS@nl.abnamro.com). In accordance with the terms and conditions of the Offer, not later than 15:00 hours, Amsterdam time, on 5 May 2006 (9:00 hours, New York time), being the Acceptance Closing Date. The acceptance forms are available upon request from VNU (Ceylonpoort 5-25, 2037 AA Haarlem, tel. +31235463502, fax +31235463938, e-mail: ir.info@hq.vnu.com) and the Exchange Agent (ABN AMRO Bank N.V., attn. Servicedesk MF 7020, Kemelstede 2, 4817 ST Breda, The Netherlands, tel. +31765799455, fax. +31765799643, e-mail: So.Servicedesk.WCS@nl.abnamro.com), the acceptance form will also serve as a deed of transfer (*akte van levering*) with respect to the Shares referenced therein.

10.3.3 Undertakings, representations and warranties by tendering

Each Shareholder tendering Shares pursuant to the Offer by such tender, undertakes, represents and warrants to the Offeror, on the date that such Shares are tendered through to and including the Settlement Date, subject to the proper withdrawal of any tender, in accordance with article 9o, paragraph 5 of the Bte 1995, that:

(a) the tender of any Shares constitutes an acceptance by the Shareholder of the Offer, on and subject to the terms and conditions of the Offer;

(b) such Shareholder has full power and authority to tender, sell and deliver (*leveren*), and has not entered into any other agreement to tender, sell or deliver (*leveren*), the Shares stated to have been tendered to any party other than the Offeror (together with all rights attaching thereto) and, when the same are purchased by the Offeror for cash, the Offeror will acquire such Shares, with full title guarantee and free and clear of all third party rights and restrictions of any kind; and

(c) such Shares are being tendered in compliance with the restrictions as set out in Section 1 (Restrictions and Important Information) and the securities and other applicable laws or regulations of the jurisdiction in which such Shareholder is located or of which it is a resident and no registration, approval or filing with any regulatory authority of such jurisdiction is required in connection with the tendering of such Shares.

Shares tendered on or prior to the Acceptance Closing Date may not be withdrawn, subject to the right of withdrawal of any tendered Shares during any extension of the Acceptance Period in accordance with the provisions of article 9o, paragraph 5 of the Bte 1995. During any such extension of the Acceptance Period, any Shares previously tendered and not withdrawn will remain subject to the Offer.

10.4 Offer Conditions

The Offer shall be declared unconditional (*gestanddoening*) if the conditions as set out in Section 5.2 (Offer Conditions) are fulfilled or, if permitted by applicable law, waived by the party or parties entitled to waive such Offer Conditions. Subject to the Conditions set out in Section 5.2 (Offer Conditions), the Offeror reserves the right to accept any tender for acceptance, even if it has not been effected in such manner as set out in Section 10.3 (Acceptance by Shareholders).

10.5 Acceptance Period

The Acceptance Period begins on 4 April 2006 and ends, subject to extension in accordance with Article 9o, paragraph 5 of the Bte 1995, on 5 May 2006 at 15:00 hours, Amsterdam time (9:00 hours, New York time).

If one or more of the Offer Conditions set out in Section 5.2 (Offer Conditions) is not fulfilled, the Offeror may extend the Acceptance Period until all such Offer Conditions have been satisfied or waived. Extension of the Acceptance Period may occur one or more times. See also Section 10.7 (Extension). During an extension of the Acceptance Period, any Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of each Shareholder to withdraw the Shares he or she has already tendered in accordance with Applicable Law, including Article 9o, paragraph 5 of the Bte 1995.

If all Offer Conditions are satisfied or, where appropriate, waived, the Offeror will accept all Shares that have been validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and not previously withdrawn pursuant to the terms of the Offer in accordance with, for the Shares, the procedures set forth in Section 10.3 (Acceptance by Shareholders).

10.6 Declaring the Offer Unconditional (*gestanddoening*)

The Offer shall be subject to the fulfillment of the Offer Conditions. The Offeror reserves the right to waive such Offer Conditions, provided that the waiver in certain circumstances of certain of such Offer Conditions shall be subject to the prior written consent of VNU or can only be made jointly with VNU. See Section 5.2 (Offer Conditions). If the Offeror wishes to waive or reduce one or more Conditions, the Offeror will inform Shareholders that it waives or reduces such Offer Conditions by means as required by Applicable Law.

Unless the Acceptance Period is extended, the Offeror will announce, in accordance with Applicable Law, such date being the Unconditional Date, whether the Offer Conditions have been fulfilled or are to be waived by the Offeror and will announce whether (i) the Offer has been declared unconditional, (ii) there is still uncertainty as to the fulfillment of any of the Offer Conditions, or (iii) the Offer is terminated, as a result of the Offer Conditions not having been fulfilled or waived by the Offeror, all in accordance with article 9t, paragraph 4 of the Bte 1995. The Bte 1995 requires that such announcement be made within five Business Days after the Acceptance Closing Date. In the event that the Offeror announces that the Offer is declared unconditional (*gestand wordt gedaan*) the Offeror will accept for payment all Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and may continue the Offer by way of a post Acceptance Period with at least five additional Business Days after the Unconditional Date to continue to accept for payment all Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) during such period and the Offeror shall pay promptly, but in any event within three Business Days following such tender, for such Shares.

The announcement, if any, by the Offeror that there is still uncertainty as to the fulfillment of any of the Offer Conditions, does not mean that any Shareholder will have the right to withdraw any tender of Shares or that any tender of Shares shall be deemed to be automatically withdrawn.

10.7 Extension

The Offeror may extend the Offer past the Acceptance Closing Date, in which cases all references in this Offer Memorandum to the "Acceptance Closing Date" or "15:00 hours, Amsterdam time (9:00 hours, New York time), on 5 May 2006" shall, unless the context requires otherwise, be moved to the latest date and time to which the Offer has been so extended.

If the Acceptance Period is extended such that the obligation pursuant to article 9t of the Bte 1995 to announce whether the Offer has been declared unconditional (*gestand wordt gedaan*) is postponed, a public announcement to that effect shall be made in accordance with Applicable Law. Article 9o, paragraph 5 of the Bte 1995 requires that such announcement be made not later than the third Business Day following the initial Acceptance Closing Date

During any such extension of the Acceptance Period, any Shares previously tendered and not withdrawn will remain subject to the Offer. In accordance with Applicable Law, including article 9o, paragraph 5 of the Bte 1995, Shares tendered on or prior to the original Acceptance Closing Date may be withdrawn during the Acceptance Period as extended.

10.8 Settlement

In the event the Offeror announces that the Offer is declared unconditional (*gestand wordt gedaan*), the Offeror will pay on the Settlement Date to Shareholders who have tendered and delivered their Shares for acceptance pursuant to the Offer prior to or on the Acceptance Closing Date the Offer Price in respect of each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (*geleverd*), at which point, dissolution or annulment of a Shareholder's tender or delivery (*levering*) shall not be permitted.

10.9 Dividends

In line with VNU's press release of 8 March 2006, while the intended offer for VNU is pending no dividends will be declared on the Ordinary Shares. After adoption of the annual accounts for the Financial Year 2005 at the Annual General Meeting of Shareholders, a dividend of EUR 0.45 per Priority Share and EUR 0.7775 per Preferred B Share shall be distributed. The Executive Board with the approval of the Supervisory Board, has proposed that, after payment of the customary Preferred Dividends, the dividend per Ordinary Share in respect of the Financial Year 2005 is set at EUR 0.12. On 23 August 2005, this amount was already paid as interim dividend, therefore no final dividend (*slotdividend*) will be paid. Since EUR 0.64 was already paid as a dividend on the Preferred Shares, also no final dividend will be paid on the Preferred Shares. VNU has not taken a decision as to payment of dividend on its Ordinary Shares if the Offer will not be declared unconditional (*gestand wordt gedaan*).

10.10 Commission

Admitted Institutions shall receive from the Exchange Agent on behalf of the Offeror a commission in the amount of EUR 0.0161 in respect of each Ordinary Share and EUR 0.0650 in respect of each Preferred Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (*geleverd*), up to a maximum of EUR 10,000.00 per Shareholder tendering. The commission must be claimed from Offeror through the Exchange Agent upon the Settlement Date. No costs will be charged to the Shareholders by the Offeror or VNU for the delivery and payment of the Shares in case an Admitted Institution is involved. Costs might be charged in case a foreign institution is involved in the delivery and payment of the Shares.

10.11 Restrictions

The Offer is being made with due observance of such statements, conditions and restrictions as are included in the Offer Memorandum. The Offeror reserves the right to accept any tender under the Offer, which is made by or on behalf of a Shareholder, even if it has not been effectuated in such manner as set out above.

10.12 Announcements

Announcements contemplated by the foregoing paragraphs will be issued by press release or advertisement and will be published in at least the Wall Street Journal, the Financial Times, the Daily Official List, *Het Financieele Dagblad* and *NRC Handelsblad*. Subject to any applicable requirements of Dutch tender offer regulations and U.S. federal securities laws and regulations and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror will have no obligation to communicate any public announcement other than as described above.

11. INFORMATION REGARDING VNU

11.1 Overview

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair). VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. VNU employs approximately 40,700 people. In 2005, VNU's total revenue from continuing operations amounted to approximately EUR 3.46 billion. VNU's common shares are listed on Euronext Amsterdam (ASE: VNU) and VNU is part of the AEX index of leading Netherlands-based stocks. VNU's website address is www.vnu.com. The information on VNU's website does not form part of this document.

11.2 History

In recent years, VNU has transformed itself from a publishing company with a narrow geographic scope and a heavy reliance on advertising revenues to a global provider of marketing, media and business information. VNU now focuses on providing marketing, television audience measurement, entertainment and business information and trade show services and divides its operations into three main business groups: Marketing Information, Media Measurement and Information and Business Information.

11.3 Group structure

VNU N.V., with co-headquarters in Haarlem and New York City, conducts its business through numerous direct and indirect local subsidiaries. In addition to a central corporate and administrative function, to which its business units report, VNU operates through three main business groups: Marketing Information, Media Measurement and Information and Business Information. With operations in over 100 countries, business results are also reported by geographic region.

11.4 Business overview

VNU's Marketing Information group measures retail sales of consumer packaged goods and studies consumer attitudes and behaviour to give its clients a competitive advantage in today's fast-moving, complex marketplace. This essential knowledge helps clients improve brand performance, develop and launch new products and identify new marketing opportunities. The Marketing Information group contributed 54% of VNU's 2005 revenue and 43% of its EBITDA.

VNU's Media Measurement and Information group measures audiences for television, motion pictures, radio, print, the Internet, outdoor advertising and other media and tracks CD, video, DVD and book sales. In advertising, it monitors both expenditures and creative content. This information helps media owners, agencies, advertisers and retailers plan and optimize their marketing activities. The Media Measurement and Information group contributed 28% of VNU's 2005 revenues and 41% of its EBITDA.

VNU's Business Media group delivers news, analysis and vital business insights to help professionals stay on top of industry issues and enable them to make critical business decisions. It offers numerous print publications, trade shows and related conferences, executive summits and Websites, each targeted to the specific industry groups it serves. The Business Media group contributed 18% of VNU's 2005 revenues and 16% of its EBITDA.

11.5 Business strategy

Marketing Information continues to focus on:

- providing comprehensive information and insights about complex markets and fragmenting consumer populations to help clients make better marketing decisions;
- expanding in developing countries to help clients succeed in these high-growth markets;
- offering expert analysis and fact-based advice;
- enhancing data warehousing, software and delivery capabilities to make information more accessible and useful;

- developing integrated advisory services that deliver innovative business solutions focused on client issues; and
- achieving recognition as the global authority on consumer behaviour and marketing effectiveness.

Media Measurement and Information continues to focus on:

- ensuring comprehensive coverage of a changing media environment where new technologies give greater control to consumers;
- helping clients manage shifting business models by providing solution-based insights and analysis;
- helping clients better understand and improve the return on their advertising investments;
- building a culture that supports innovation and encourages diversity in the workplace;
- strengthening global leadership in advertising information services covering both expenditures and creative content; and
- expanding Nielsen Entertainment's portfolio of tracking services, qualitative research and consultation.

Business Media continues to focus on:

- maintaining leading brand positions in the marketplace for trade media;
- developing multimedia capabilities combining print and online publishing with expositions to serve major industries;
- developing a publishing model using online services for news and current events and print for background and analysis; and
- maintaining tight cost controls in response to continuing weakness in display advertising.

11.6 Financial Outlook

The company deems it too early in the year to give any earnings guidance for 2006.

11.7 Certain Projections

In the course of discussions between the Company and the Offeror, the Company provided the Offeror with selected, internal financial projections prepared by the Company's senior management for the three fiscal years ending 31 December 2006 through 2008 that the Company believes were not publicly available. The projections were prepared for internal management purposes. The Company was and is not under any obligation to make these projections public as price-sensitive information and it has not as a matter of course made public any projections as to future financial performance or earnings with respect to periods after its then-current fiscal year.

The projections set forth below were not prepared with a view to public disclosure or compliance with title 9, book 2 of the Dutch Civil Code, IFRS as endorsed by the EU or published guidelines of the SEC, regarding preparation and presentation of prospective financial information. The Company's internal financial forecasts, upon which the projections were based, are subjective in many respects. The projections reflect numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and beyond the Company's control. The projections also reflect numerous estimates and assumptions related to the Company's business (including with respect to the growth and viability of certain segments of the Company's business) that are inherently subject to significant economic, political and competitive uncertainties, all of which are difficult to predict and many of which are beyond the Company's control. In compiling the projections, the Company's management took into account historical performance, combined with estimates regarding revenues, operating income and EBITDA. The projections were developed in a manner consistent with management's historical development of budgets and were not developed for public disclosure. There can be no assurance that the assumptions made in preparing the projections set forth below will prove accurate, and actual results may be materially greater or less than those contained in the projections set forth below. In addition, the projections have not been revised to reflect events that have occurred subsequent to their preparation, and thus, reliance should not be placed on these projections.

The inclusion of the projections in this Offer Memorandum should not be regarded as an indication that the Company, Credit Suisse, Evercore, Rothschild, the Offeror or their respective officers, directors and other affiliates consider such information to be an accurate prediction of future events or necessarily achievable. None of the Company, Credit Suisse, Evercore, Rothschild, the Offeror or their respective officers, directors and other affiliates has made any representations regarding such projected financial information. This information is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this information. Neither the Company nor the Company's officers, directors or other affiliates intends to update or revise the projections to reflect the circumstances existing after the date when prepared or to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events, except to the extent required by law.

Summary of Financial Projections

(€ in millions)	Normalized 2005A(1)	2006E	2007E	2008E
Revenue	€ 3,457	€3,648	€3,849	€4,058
EBITDA(2)	€ 641	€ 700	€ 753	€ 806
Cost Savings(3)	0	15	75	125
EBITDA After Savings	**€ 641**	**€ 715**	**€ 828**	**€ 931**
CapEx	€ 190	€ 175	€ 165	€ 165
Cost to Achieve Savings	0	(60)	(75)	(40)

(1) Adjusted to exclude one-time items, including IRI settlement expense of EUR 47 million, IMS deal termination expense of EUR 30 million and non-recurring gains of EUR 23 million.

(2) EBITDA represents earnings before interest, taxes, depreciation and amortization. The Company believes that this metric is useful to investors and management as a measure of the Company's operating performance. EBITDA is not intended to represent cash flow from operations as defined by IFRS and such metric should not be considered as an alternative to net income, cash flow from operations or any other performance measure prescribed by IFRS. The Company's calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

(3) Cost savings represents the estimated annual cost savings expected to be generated by the Company's Project Forward initiatives. In November 2005, the Executive Board and the Supervisory Board discussed Project Forward, a multi-year plan to address cost-based value creation opportunities. The Project Forward cost savings project an EBITDA impact of EUR 125 million to be fully realized in 2008. The targeted cost savings consists of: (i) EUR 5 million from organizational changes that will better align and integrate the business units within the Company; (ii) EUR 50 million from corporate mandated cost savings programs that is achieved primarily as a result of purchase cost reductions; (iii) EUR 45 million targeted EBITDA impact from reductions related to eliminating redundancies in overhead including in human resources, information technology and finance; and (iv) EUR 25 million from strategies to reduce the cost of operations.

11.8 Dividend

In line with VNU's press release of 8 March 2006, while the intended offer for VNU is pending no dividends will be declared on the Ordinary Shares. After adoption of the annual accounts for the Financial Year 2005 at the Annual General Meeting of Shareholders, a dividend of EUR 0.45 per Priority Share and EUR 0.7775 per Preferred B Share shall be distributed. The Executive Board with the approval of the Supervisory Board, has proposed that, after payment of the customary Preferred Dividends, the dividend per Ordinary Share in respect of the Financial Year 2005 is set at EUR 0.12. On 23 August 2005, this amount was already paid as interim dividend, therefore no final dividend (*slotdividend*) will be paid. Since EUR 0.64 was already paid as a dividend on the Preferred Shares, also no final dividend will be paid on the Preferred Shares. VNU has not taken a decision as to payment of dividend on its Ordinary Shares if the Offer will not be declared unconditional (*gestand wordt gedaan*).

11.9 Supervisory Board; Executive Board

VNU has two separate boards of directors: the Executive Board and the Supervisory Board. The Executive Board currently consists of two members, being:

Mr. R.F. van den Bergh, chairman (Chief Executive Officer), appointed on 1 July 1992; and

Mr R.A. Ruijter, Chief Financial Officer, appointed on 1 December 2004.

On 17 November 2005, Mr. van den Bergh in consultation with the Supervisory Board announced that he would step down as Chief Executive Officer. This is now anticipated to happen per the Settlement Date.

The Supervisory Board currently consists of 7 members, being:

Mr. A.G. Jacobs, Chairman, appointed on 1 January 1998;

Mr. F.L.V. Meysman, appointed on 25 April 1995;

Mr. P.A. F.W. Elverding, appointed on 18 April 2000;

Mr. J.L. Brentjens, appointed on 18 April 2000;

Mr. R. Dahan, appointed on 15 April 2003;

Mr. G.S. Hobbs, appointed on 1 January 2004; and

Mr. A. van Rossum, appointed on 19 April 2005.

The term of Mr. Jacobs shall end at the date of the Annual General Meeting of Shareholders but it is currently contemplated that Mr. Jacobs will be reappointed in view of the prominent and specific position Mr. Jacobs has taken in the negotiations of the Merger Protocol. However, it is currently contemplated that, other than Mr. G.S. Hobbs, all members of the Supervisory Board shall resign as of the Settlement Date.

12. CAPITAL AND SHARES

12.1 Authorised and Issued Capital

VNU's authorized share capital amounts to EUR 226,204,000. It is divided into (i) 500 Priority Shares, each share amounting to EUR 8, (ii) 550,000,000 Ordinary Shares, each share amounting to EUR 0.20, (iii) 150,000 Preferred Shares, each share amounting to EUR 8, (iv) 13,750,000 Preferred A Shares, each share amounting to EUR 8 and (v) 25,000,000 Preferred B Shares, each share amounting to EUR 0.20, sub-divided into 10 series of 2,500,000 Preferred B Shares, the series A up to and including J. Each series of Preferred B Shares shall be deemed to be a separate category of shares.

VNU's issued share capital at 30 March 2006 amounts to EUR 54,141,253.20. It is divided into 500 Priority Shares, 257,471,130 Ordinary Shares, of which 15,136 shares are held in treasury, 150,000 Preferred Shares and 7,200,000 Preferred B Shares. All issued shares are fully paid up. No Preferred A Shares are issued. The Ordinary Shares and Preferred Shares are listed on Euronext Amsterdam.

At 30 March 2006, a total number of 13,976,489 options to acquire Ordinary Shares have been granted by VNU to its officers and employees.

Each Ordinary Share and Preferred B Share carries the right to cast one vote and each Preferred A Share, Preferred Share and Priority Share carries the right to cast forty votes. No votes may be cast in respect of shares held by VNU or a subsidiary company of VNU nor may VNU or a subsidiary company cast votes in respect of shares that have been encumbered with a right of usufruct or pledge or a right of pledge on its or their behalf. Usufructuaries or pledgees of a VNU share held by VNU or a subsidiary company are not excluded from voting rights, if the right of usufruct or pledge was created before VNU or such subsidiary company acquired such share.

The holders of Preferred B Shares have agreed to exercise only part of their voting rights (approximately 8 votes per share corresponding to ⅕ of the per share voting power). It is noted that under Dutch law, notwithstanding this agreement, holders of Preferred B Shares can validly exercise forty votes per share if they choose not to honour the agreement.

12.2 Share Price Development


30.00
28.75
27.00
24.00
21.00
18.00
15.00
EUR
8 July 2004: 12 months before 8 July 2005, the last trading day before the announcement of the IMS Health transaction
8 July 2005: Last trading day before the announcement of the IMS Health transaction
17 November 2005: Announcement of the cancellation of the IMS transaction
14 December 2005: VNU confirms expressions of interest
16 January 2006: Indicative offer of The Consortium
8 March 2006: Recommended public offer of The Consortium
08/07/2004
08/08/2004
08/09/2004
08/10/2004
08/11/2004
08/12/2004
08/01/2005
08/02/2005
08/03/2005
08/04/2005
08/05/2005
08/06/2005
08/07/2005
08/08/2005
08/09/2005
08/10/2005
08/11/2005
08/12/2005
08/01/2006
08/02/2006
08/03/2006
VNU Share Price

12.3 Shareholders

A Dutch foundation, Stichting tot Beheer van de Prioriteitsaandelen in VNU N.V. holds all 500 issued Priority Shares. The Preferred B Shares are held by certain institutional investors. In relation to the Offer, the foundation as well as the holders of the Preferred B Shares have committed themselves to respectively sell and transfer their shares to VNU on the Settlement Date or tender their shares under the Offer.

An option to acquire Preferred A Shares in such amount as may be necessary to match the number of all votes of issued Ordinary Shares, Preferred Shares and Preferred B Shares has been granted to the Protection Foundation. The Protection Foundation, under the condition precedent of the Offer becoming unconditional, has irrevocably renounced its option right and any other rights under similar arrangements.

In accordance with the regulations of the Disclosure Act, the following shareholders have registered with the AFM an interest exceeding 5% of the issued share capital of VNU:

Shareholder	Percentage of actual Share Capital	Percentage of actual Votes	Percentage of potential share capital	Percentage of potential Votes
Aegon N.V.	5.28%	5.28%	0%	0%
ING Groep N.V.	9.95%	9.95%	0%	0%
Protection Foundation	0%	0%	207.14%	207.14%

Aegon notified its interest as referred to above on 28 February 1992, ING Groep N.V. notified its interest as referred to above on 11 June 1999, whereas the potential interest of the Protection Foundation was notified on 28 February 1992.

Possible Differences between Disclosed Interests and Current Interests

Disclosures pursuant to the Disclosure listed above may differ from the actual current interests of the Shareholders named here for the following reasons. Only those acquisitions and disposals need to be disclosed that move a shareholder's capital interest or voting rights to a different range. The relevant percentage ranges referred to in the Disclosure Act are 0-5%, 5-10%, 10-25%, 25-50%, 50-66⅔, and 66⅔% or more. Furthermore, only those changes in capital interest or voting rights to a different range as a consequence of the shareholders' own actions have to be disclosed. The Protection Foundation notified the AFM of its potential interest in 1992 and since then its potential interest did not fall into another percentage range and it has therefore not since updated its filing.

12.4 Overview of shares and options held by members of the Boards

On the date of this Offer Memorandum, 2,571 Ordinary Shares are held by R.F. van den Berg, 1,314 Ordinary Shares are held by R.A. Ruijter, each a member of the Executive Board and 10,086 Ordinary Shares are held by J.L. Brentjes, member of the Supervisory Board.

Options to acquire Ordinary Shares are held by R.F. van den Berg, R.A. Ruijter, each a member of the Executive Board, and G.S. Hobbs, member of the Supervisory Board. It is VNU's policy not to grant options to members of the Supervisory Board. The options held by Mr. G.S. Hobbs were granted

to him during his service as a member of the Executive Board. On the date of this Offer Memorandum options were held as shown in the following table:

Ordinary options	Balance at 30 March 2006	Expiration date	Exercise price in EUR
Executive Board			
Mr. R.F. van den Bergh	20,000	06/02/10	59.80
	20,000	03/23/11	39.29
	40,000	03/22/09	36.50
	20,000	03/22/12	36.50
	20,000	03/21/10	24.92
	20,000	03/21/13	24.92
	20,000	03/18/11	22.60
	20,000	03/18/14	22.60
	20,000	03/18/15	21.92
Sub-total	200,000		
Mr. R.A. Ruijter	20,000	03/18/12	21.92
	20,000	03/18/15	21.92
Sub-total	40,000		
Supervisory Board			
Mr. G.S. Hobbs (former member of the Executive Board)	20,000	06/02/10	59.80
	20,000	03/23/11	39.29
	40,000	03/22/09	36.50
	20,000	03/22/12	36.50
Sub-total	100,000		
Total	340,000		

13. INFORMATION ON THE OFFEROR

13.1 Information on the Offeror

Valcon Acquisition B.V., a private limited liability company (*besloten vennootschap met beperkte aansprakelijkheid*) duly incorporated 23 January 2006 and validly existing under the laws of The Netherlands, with its statutory seat at Amsterdam, The Netherlands.

13.2 Board of Managing Directors

The statutory board of managing directors of the Offeror consists of AlpInvest Partners 2006 B.V., Mr. M.S. Chae (a representative of The Blackstone Group L.P.), Mr. M. Cohen (a representative of Hellman & Friedman LLC), Mr. D. D'Aniello (a representative of The Carlyle Group), Mr. A. Navab (a representative of Kohlberg Kravis Roberts & Co. L.P.) and Mr. S. Schoen (a representative of Thomas H. Lee Partners, L.P.).

13.3 Capital and shares

The authorised share capital of the Offeror amounts to EUR 90,000 and consists of 90 ordinary shares with a nominal value of EUR 1,000 each. All shares of the Offeror are registered shares. On the date of the publication of the Offer Memorandum, 18 ordinary shares have been issued and fully paid-up, which are held by Valcon Acquisition Holding (Luxembourg) S.a.r.l. The Offeror was indirectly formed by the Sponsors and the shares in the Offeror are indirectly held by the Sponsors.

13.4 Information on the Sponsors

The Sponsors are investment funds affiliated with and/or advised or managed by each of AlpInvest Partners N.V., The Blackstone Group L.P., TC Group, L.L.C. d/b/a/ The Carlyle Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Thomas H. Lee Partners, L.P. and hold as at the date of this Offer Memorandum equal relative indirect interests in the Offeror and will hold as of the Settlement Date approximately 7.0%, 20.7%, 20.7%, 10.0%, 20.7% and 20.7% respectively. The Sponsors are unaffiliated entities that co-operate with a view of indirectly purchasing all issued and outstanding shares in VNU.

13.5 Information on Management Participation

The Offeror and certain senior executives of the Company are currently in discussions, which may result in direct or indirect equity or equity like participation by such senior executives in the Company, its affiliates or their respective successors following completion of the Offer.

14. FURTHER DECLARATIONS PURSUANT TO THE BTE 1995

In addition to the other statements set out in this Offer Memorandum, the Offeror with regard to subjects (ii) and (vi), the Offeror and the Supervisory and Executive Boards jointly with regard to subjects (i), (iii), (iv) and (v), hereby declare as follows:

(i) There have been consultations between the Offeror and VNU regarding the Offer, which have resulted in agreement regarding the Offer. Discussions regarding the Offer Price per Ordinary Share, the Offer Price per Preferred Share, the financing of the Offer and the conditions to the Offer took place between the Offeror and the Supervisory Board and the Executive Board and its representatives.

(ii) With due observance of and without prejudice to the restrictions referred to in Section 1 (Restrictions and Important Information), the Offer concerns all outstanding Shares and applies on an equal basis to all Shares of a certain class and holders of shares of a certain class.

(iii) No transactions have taken place or will take place on the basis of concluded agreements with individuals and/or legal persons within the meaning of article 9i paragraph s and/or t and/or u of the Bte 1995, other than with respect to members of the Executive Board and one member of the Supervisory Board. See Section 5.3 (Shareholdings of the members of the Supervisory Board and Executive Board).

(iv) At the date of his Offer Memorandum, the Offeror has no interest in the share capital of VNU, and VNU has no interest in the share capital of the Offeror and/or any Sponsor, whether directly or indirectly within the meaning of article 9i sub q of the Bte 1995.

(v) The information referred to in article 9p sub 1 and 2 of the Bte 1995 has been provided to the AFM.

(vi) The AFM and Euronext Amsterdam have been informed of the Offer.

15. FINANCIAL STATEMENTS

15.1 VNU financial statements relating to the Financial Year 2005 and the Financial Year 2004 on the basis of IFRS as adopted by the EU 74

15.2 Financial data for the Financial Year 2004 and the Financial Year 2003 on the basis of Dutch GAAP 160

15.3 Auditors' Report 164

15.1 VNU financial statements relating to the Financial Year 2005 and the Financial Year 2004 on the basis of IFRS as adopted by the EU

Consolidated Balance Sheet at December 31, 2005

Note	(EUR in millions)	2005	2004
	ASSETS		
	Current assets		
7	Cash and cash equivalents	862	2,045
8	Other financial assets	263	121
9	Trade and other receivables	644	549
10	Other current assets	169	124
		1,938	2,839
	Non-current assets		
11	Goodwill	4,027	3,579
11	Other intangible assets	1,548	1,451
12	Property, plant & equipment	424	370
26	Deferred tax assets	68	116
13	Investments accounted for using the equity method	172	52
21	Pension assets	63	60
8	Other financial assets	323	78
14	Other non-current assets	82	70
		6,707	5,776
	TOTAL ASSETS	8,645	8,615
	LIABILITIES AND EQUITY		
	Current liabilities		
	Bank overdrafts	80	—
15	Accounts payable and other current liabilities	589	628
16	Deferred revenues	369	334
	Income tax payable	50	41
17	Borrowings and other financing	535	167
20	Provisions	79	46
		1,702	1,216
	Non-current liabilities		
20	Provisions	221	415
21	Post employment benefit liabilities	153	158
26	Deferred tax liabilities	394	334
17	Borrowings and other financing	1,819	2,759
	Other non-current liabilities	124	103
		2,711	3,769
	TOTAL LIABILITIES	4,413	4,985
	Capital and reserves attributable to VNU's equity holders		
22	Share capital	51	53
	Additional paid-in-capital	2,623	2,640
	Retained earnings	1,847	1,669
22	Other reserves	(372)	(811)
		4,149	3,551
	Minority interests	83	79
	Total equity	4,232	3,630
	TOTAL LIABILITIES AND EQUITY	8,645	8,615

Consolidated Statement of Income for the Year Ended December 31, 2005

Note	(EUR in millions)	2005	2004
23	**Revenues**	3,457	3,319
23	**Other income**	20	16
		3,477	3,335
24	Personnel costs	1,752	1,756
24	Supplies and purchased services	717	704
24	Depreciation and amortization expenses	249	280
24	Other operating expenses	421	299
	Operating profit	338	296
27	Financial income	29	20
27	Financial expense	(107)	(110)
13	Share of net-income of associates and joint ventures	10	(2)
	Profit before tax	270	204
26	Income tax expense	(20)	(52)
	Profit for the year from continuing operations	250	152
6	**Profit for the year from discontinued operations**	6	94
	Profit for the year	256	246
	Attributable to:		
	Equity holders of VNU	256	250
	Minority interests	—	(4)
		256	246
30	Earnings per common share, basic and diluted:		
	Profit for the year from continuing operations	0.98	0.59
	Profit for the year	1.00	0.97

Consolidated Statement of Cash Flows for the Year Ended December 31, 2005

Note	(EUR in millions)	2005	2004
	Operating Activities		
	Profit for the year attributable to equity holders of VNU	256	250
	Adjustments to reconcile profit for the year to net cash provided by operating activities:		
	—Share-based compensation	19	22
	—Gain on sale of discontinued operations, net of tax	(6)	(8)
	—Interest income and expense (net)	94	139
	—Currency exchange rate differences on financial transactions	(9)	1
	—Gain on derivative financial instruments and other	(7)	(9)
	—Income tax expense	20	74
13	—Income from joint ventures and associates	(10)	(18)
	—Minority interests in net income of consolidated subsidiaries	—	(4)
23	—Gain on sale of assets	(19)	(16)
24	—Depreciation and amortization	249	247
24	—Impairment charges	—	40
	Changes in operating assets and liabilities, net of effect of businesses acquired and divested:		
	—Trade and other receivables and other current assets	(37)	(35)
	—Accounts payable and other current liabilities and deferred revenues	9	31
	—Other non-current liabilities	(11)	1
	—Interest received	29	17
	—Cash paid for interest, net of amounts capitalized	(120)	(175)
	—Dividends received from unconsolidated affiliates	9	30
	—Cash received for income taxes	16	11
	—Cash paid for income taxes	(67)	(124)
	Net cash provided by operating activities	415	474
	Investing Activities		
6	Acquisition of subsidiaries and unconsolidated affiliates, net of cash acquired	(142)	(83)
6	Proceeds from sale of subsidiaries and unconsolidated affiliates	(19)	2,058
	Additions to property, plant & equipment and other assets	(131)	(147)
	Additions to intangible assets	(59)	(70)
	Proceeds from sale of property, plant & equipment	6	5
28	Other investing activities	(2)	92
	Net cash (used in) provided by investing activities	(347)	1,855
	Financing Activities		
	Proceeds from issuance of debt	—	83
	Repayments of debt	(1,332)	(667)
	Payments to minority interests, net of cash received	(9)	16
	Proceeds from share issuance on exercise on share options	5	—
	Cash dividends paid to shareholders	(72)	(66)
	Other financing activities	53	4
	Net cash used in financing activities	(1,355)	(630)
	Effect of exchange-rate changes on cash and cash equivalents	24	(6)
	(Decrease) increase in cash and cash equivalents	(1,263)	1,693
7	Cash and cash equivalents at beginning of year	2,045	352
7	Cash and cash equivalents at end of year	862	2,045
	Bank overdrafts at beginning of year	—	—
	Bank overdrafts at end of year	80	—

Consolidated Statement of Changes in Equity

Note	(EUR in millions)	Share Capital (22)	Additional Paid-in-Capital	Retained Earnings	Other Reserves (22)	Capital and Reserves Attributable to VNU's Equity Holders	Minority Interests	Total Equity
	Balance, January 1, 2004	52	2,563	1,564	(687)	3,492	74	3,566
	Currency translation adjustments	—	—	—	(145)	(145)	8	(137)
	Total income and expense for the year recognized directly in equity	—	—	—	(145)	(145)	8	(137)
	Profit for the year attributable to the equity holders of VNU	—	—	250	—	250	(4)	246
	Total income and expense for the year	—	—	250	(145)	105	4	109
	Common share dividends	1	78	(139)	—	(60)	—	(60)
17	Preference share dividends	—	—	(6)	—	(6)	—	(6)
25	Share-based compensation	—	—	—	21	21	—	21
	Share movements of majority owned subsidiaries	—	(1)	—	—	(1)	1	—
	Balance, December 31, 2004	53	2,640	1,669	(811)	3,551	79	3,630
34	Impact of IAS 32/39 adoption	(3)	(89)	63	(90)	(119)	—	(119)
	Balance, January 1, 2005	50	2,551	1,732	(901)	3,432	79	3,511
	Currency translation adjustments	—	—	—	499	499	12	511
22	Revaluation reserve	—	—	—	2	2	—	2
	Net unrealized gain on available-for-sale securities	—	—	—	5	5	—	5
19	Cash flow hedges	—	—	—	5	5	—	5
	Total income and expense for the year recognized directly in equity	—	—	—	511	511	12	523
	Profit for the year attributable to the equity holders of VNU	—	—	256	—	256	—	256
	Total income and expense for the year	—	—	256	511	767	12	779
	Common shares dividends	1	68	(141)	—	(72)	—	(72)
25	Share option exercises	—	6	—	—	6	—	6
25	Share-based compensation	—	—	—	18	18	—	18
	Share movements of majority owned subsidiaries	—	(2)	—	—	(2)	2	—
	Other changes	—	—	—	—	—	(10)	(10)
	Balance, December 31, 2005	**51**	**2,623**	**1,847**	**(372)**	**4,149**	**83**	**4,232**

Notes to the Primary Financial Statements

1. Corporate Information

VNU nv ("VNU", or "the Company") is a global information and media company, with leading market positions and recognized brands. Until November 2004, VNU was organized into four groups: Marketing Information (e.g. ACNielsen), Media Measurement & Information (e.g. Nielsen Media Research), Business Information (e.g. Billboard, The Hollywood Reporter, Computing, Intermediair, Expositions) and Directories (e.g. Golden Pages). In November 2004, VNU completed the sale of the Directories group (See Note 6). VNU is active in more than 100 countries, with its headquarters located at Ceylonpoort 5-25 in Haarlem, the Netherlands and at 770 Broadway in New York City, USA. VNU has approximately 40,000 full-time employees. VNU is listed on the Amsterdam Euronext Stock Exchange (ASE: VNU), and is part of the AEX index of leading Netherlands- based stocks.

The consolidated financial statements of VNU for the year ended December 31, 2005 were authorized for issue in accordance with a resolution of the Supervisory Board on March 7, 2006.

The consolidated financial statements will be presented for adoption to the General Meeting of Shareholders, which is scheduled for April 18, 2006 in Amsterdam, the Netherlands.

2. Basis of Preparation/Statement of Compliance

The consolidated financial statements of VNU for the year ended December 31, 2005 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

The IFRS transition date is January 1, 2004, prior to which the financial statements of VNU were prepared under Dutch GAAP. Details about first time adoption of IFRS and the most significant decisions made by VNU in relation to the optional exemptions and mandatory exceptions are disclosed in Note 34.

The consolidated financial statements are presented in Euro (EUR).

3. Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Principles of Consolidation

The consolidated financial statements include accounts of VNU and all subsidiaries. Intercompany accounts and transactions between consolidated companies have been eliminated in consolidation. The financial statements of certain subsidiaries outside the United States and Canada are consolidated using their statutory fiscal years ending November 30. There have been no significant events after the balance sheet dates of November 30, 2005 and 2004 related to these subsidiaries which were not recorded in the consolidated financial statements.

Accounting for Associates and Joint Ventures

Associates are entities over which VNU has significant influence but not control, usually supported by a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting, which involves recognition in the consolidated statement of income of VNU's proportionate share of the associate's profit or loss for the year. VNU's interest in an associate is carried in the balance sheet at its share in the net assets of the associate together with goodwill paid on acquisition, less any impairment loss. Joint ventures are entities in which VNU holds an interest and which are jointly controlled by VNU and one or more other ventures under a contractual arrangement. VNU's interests in jointly controlled entities are accounted for by the equity method of accounting.

Accounting for Acquisitions

VNU uses the purchase method of accounting to account for acquisitions of subsidiaries. The cost of an acquisition is measured, as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the

acquisition. The excess of the cost of acquisition over the fair value of VNU's share of identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill.

Foreign Currency Translation

The functional and presentation currency of VNU and its euro-zone subsidiaries is the Euro (EUR). Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated statement of income with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a non-euro-zone entity, which are taken directly to equity along with any tax charges and credits attributable to exchange differences on the borrowings until the disposal of the net investment, at which time they are recognized in the consolidated statement of income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the initial transaction date. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

VNU has investments in non-euro-zone countries, primarily the United States and the United Kingdom of which changes in the value of foreign currencies affect the consolidated financial statements when translated into Euro. For all operations outside the euro-zone where VNU has designated the local currency as the functional currency, assets and liabilities are translated using end-of-period exchange rates; revenues, expenses and cash flows are translated using monthly average rates of exchange. The exchange differences arising on the retranslation are taken directly to a separate component of equity, whereas transaction gains and losses are recognized in other income and other expense. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the consolidated statement of income.

Use of Estimates

The preparation of financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and in hand and deposits held at call with banks with a remaining maturity of three months or less. Cash equivalents are carried at fair value. Prior to the adoption of IAS 32 "Financial Instruments: Disclosure and Presentation", on January 1, 2005, cash and cash equivalents included bank overdrafts. Upon the adoption of IAS 32, bank overdrafts, which are not intended to be settled on a net basis, are classified as a current liability.

Trade and Other Receivables

The reported values represent the invoiced amounts, less adjustments for doubtful receivables. An estimate for doubtful debts is made when collection of the full amount is no longer probable.

Goodwill and Indefinite-Lived Assets

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over VNU's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Indefinite-lived intangible assets acquired separately are measured initially at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition.

Goodwill and other indefinite-lived intangible assets are stated at historical cost less accumulated impairment losses.

Other Amortized Intangible Assets

Intangible assets acquired separately are measured initially at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition.

Intangible assets with finite lives are carried at cost less accumulated amortization and impairment losses. These intangible assets are amortized on a straight-line basis over the following estimated useful lives, which are reviewed annually: for trade names and trademarks (with finite lives) 5-30 years; for customer-related intangibles 4-30 years; for tradeshows and related publications 5-20 years; for covenants not to compete 2-7 years; for databases 3-7 years; for computer software 3-10 years; and for patents and other 3-14 years.

Computer software includes purchased software and internally developed software to facilitate our global information processing, financial reporting and access needs, as well as developed software to be sold, leased or otherwise marketed to customers.

Property, Plant & Equipment

Property, plant and equipment is carried at historical cost less accumulated depreciation and impairment losses. Expenditures relating to major scheduled turnarounds are capitalized and depreciated over the period up to the next turnaround.

Property, plant and equipment is depreciated on a straight-line basis over the following estimated useful lives. The initially assumed expected useful lives are in principle: for office buildings 25-50 years; for information and communication equipment 3-5 years; and for other equipment 3-10 years. Land is not depreciated.

Reviews are made annually of the estimated remaining lives of the most important individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear.

Maintenance and repairs are charged to expense when incurred

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from continued use or sale of the asset. Any gain or loss arising on derecognition of the asset is included in income.

Other Non-Current Assets

Direct costs of establishing an electronic metered sample/panel in a market, classified as pre-contract costs, are deferred. These pre-contract costs are amortized over the original contract period, generally five years, beginning when the electronic metered sample/panel is adequate in terms of size and composition and therefore ready for its intended use. The amortization of these costs is classified within depreciation and amortization in the consolidated statement of income.

Impairment of Assets

Goodwill and other indefinite-lived intangible assets, consisting of certain trade names and trademarks, are tested for impairment on an annual basis as of December 31 and whenever events or circumstances indicate that the carrying amount of assets may not be recoverable.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The estimates of fair value of trade names and trademarks are determined using a "relief from royalty" discounted cash flow valuation methodology. Significant assumptions inherent in this

methodology include estimates of royalty and discount rates. Assumptions about royalty rates are based on the rates at which comparable trade names and trademarks are being licensed in the marketplace.

Impairment losses of goodwill, indefinite lived intangibles, other intangibles or tangible assets are included in depreciation and amortization expenses in the consolidated statement of income, while impairment losses of other non-current financial assets are included in financial expense.

Impairments, except for goodwill, are reversed if and to the extent that the impairment no longer exists.

Provisions

Provisions are recognized when all of the following conditions are met: 1) there is a present legal or constructive obligation as a result of past events; 2) it is probable that a transfer of economic benefits will settle the obligation; and 3) a reliable estimate can be made of the amount of the obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected cash flows. Where discounting is used, the increase in the provision due to the passage of time is recognized as borrowing cost. However, the interest costs relating to pension obligations are included in pension costs.

Provisions include reorganization accruals following restructuring of businesses. Provisions for restructuring as a result of an acquisition are only recognized as part of the cost of the acquisition if the acquired company has an existing liability for restructuring recognized before the acquisition date.

Pension and Other Post-Employment Benefit Plans

Employee pension plans have been established in many countries in which VNU is active in accordance with local policy and legal requirements. Approximately 25% of VNU employees participate in defined benefit plans. Certain employees of VNU are eligible to participate in VNU's defined contribution plans. In certain countries, in addition to providing pension benefits, VNU provides other post-employment benefits, primarily retiree healthcare benefits.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If the aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Pension costs, in respect of defined-benefit pension plans, primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeds 10% or the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. VNU recognizes obligations for contributions to defined-contribution pension plans as expenses in the statement of income as they are incurred. Additional information on pension and other post-employment benefit plans is contained in Note 21.

Financial Instruments

VNU's financial instruments include cash and cash equivalents, accounts receivable, investments, accounts payable, borrowings and derivative financial instruments. VNU's financial instruments are carried at fair value, except for differences with respect to long-term, fixed-rate debt and certain differences relating to investments accounted for at cost and other financial instruments. In 2004, prior to the adoption of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement", borrowings were recorded at face value.

As of January 1, 2005, which is the IFRS transition date for IAS 32 and IAS 39, this policy was revised. Upon the adoption of IAS 32/39, borrowings are carried at amortized cost, with any difference between the proceeds (net of transaction costs) and the redemption value recognized in income using the effective interest method.

The fair value of financial instruments is generally determined by reference to market prices resulting from trading on a securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

Other Financial Assets

Financial assets in the scope of IAS 39 are classified in accordance with the standard. When financial assets are recognized initially, they are measured at fair value. VNU determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

The available-for-sale financial assets are measured against fair value with changes in fair value being recognized in equity. In case a reliable fair value cannot be established, the securities are held at cost. On disposal, the cumulative fair value adjustments of the related securities are released from equity and included in income. Proceeds from other securities held at cost are recognized in income upon disposal.

VNU assesses declines in the value of individual investments to determine whether such decline is other-than-temporary and thus the investment is impaired.

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they were acquired for the purpose of selling in the near term. Gains or losses on investments held for trading are recognized in income.

The financial assets classified as held for trading include a trading asset portfolio which has been designated as an asset at fair value through profit or loss, maintained to generate returns to offset changes in certain liabilities related to deferred compensation arrangements. Regular purchases and sales of investments are recognized on the date on which VNU commits to purchase or sell the asset, the trade date.

The fair values of the securities are determined based on prevailing market prices. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the term of the borrowings using the effective interest method.

Preferred shares, which require payment of dividends, are classified as liabilities with the related dividends recognized in the statement of income as financial expense.

Derivative financial instruments and hedge accounting

VNU uses derivative financial instruments principally to manage the risk associated with movements in foreign currency exchange rates and the risk that changes in interest rates will affect the fair value or cash flows of its debt obligations. See Note 19 for additional information regarding derivative financial instruments held by VNU and Note 18 for the related risk management strategies.

Prior to the adoption of IAS 32 and IAS 39 on January 1, 2005, derivative financial instruments were not separately recognized in the balance sheet. Interest rate swaps were recognized at initial cost, which was always zero. Cross currency swaps were netted against the carrying value of the financial instrument to which they related. Transactions qualified as hedges if they were identified as such, and there was a negative correlation between the hedging results and the results of the positions being hedged. Prior to the adoption of IAS 32 and IAS 39, all derivatives that contributed to VNU's risk

management policy were considered hedges for accounting purposes, and were accounted for in accordance with the accounting principles of the hedged item to which the derivative financial instrument related.

As of January 1, 2005, all derivative financial instruments are recognized on the balance sheet at fair value. For derivative financial instruments that qualify for hedge accounting, changes in the fair value are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through income, or recognized in equity as a component of other reserves until the hedged item is recognized in income, depending on whether the derivative financial instrument is being used to hedge changes in fair value, cash flows or net investments in foreign operations. The ineffective portion of a derivative financial instrument's change in fair value is immediately recognized in income. The purpose of hedge accounting is to match the impact of the hedged item and the hedging instrument in the consolidated statement of income or to match the movements on the net investments due to currency differences with the related hedging instruments in equity. To qualify for hedge accounting, the hedging relationship must meet strict conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement.

VNU also evaluates contracts for embedded derivatives, and considers whether any embedded derivatives must be bifurcated, or separated, from the host contracts. If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives.

Financial liabilities at fair value through profit or loss

IAS 39, as amended, allows for debt instruments containing embedded derivatives to be measured at fair value through profit or loss, provided they are irrevocably designated as such upon initial recognition. VNU has elected to apply the "fair value option" to the 1.75% convertible debenture loan and its embedded conversion feature, and the 6.75% debenture loan (EMTN) that VNU partially repaid in January 2005.

Since the application of the Fair Value Option significantly reduces a measurement inconsistency that would otherwise arise, the Company believes that the conditions of IAS 39 are met.

Derecognition of financial assets and liabilities

A financial asset is derecognized when the rights to receive cash flows from the asset have expired, the Company has transferred rights to receive cash flows from the asset, and either has transferred substantially all of the risks and rewards of the asset, or the Company has transferred control of the asset.

If an asset does not meet the above criteria in full, the asset is recognized to the extent of the Company's continuing involvement in the asset. Guarantees related to transferred assets are measured at the lower of the original carrying amount of the asset or the maximum amount of consideration that the Company could be required to pay.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

Revenue Recognition

Sale of Products

VNU recognizes revenue for the sale of products when significant risks and rewards of ownership have been transferred to the customer, VNU is no longer involved with ownership or control of the goods sold, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to VNU, and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Rendering of Services

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the balance sheet date. Service revenue is recognized when: the amount of revenue can be measured reliably; it is probable that the economic benefits associated with the transaction will flow

to the Company; the stage of completion of the transaction at the balance sheet date can be measured reliably; and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

In cases where VNU delivers multiple products or services within the same contractual arrangement (a "multiple element arrangement"), the individual deliverables within the contract are separated and recognized upon delivery based upon their fair values relative to the total contract value, to the extent that the fair values are readily determinable and to the extent that the deliverables have standalone value to the customer (the "relative fair value method"). In cases where the fair value is not determinable, or the deliverables do not have stand-alone value to the customer, the individual elements are considered to be one unit of accounting, and revenue is recognized when all of the revenue recognition criteria have been met for the particular contract.

VNU enters into barter transactions that exchange advertising for advertising, advertising for other products and services, data for data, or data for other products and services. Revenue from barter transactions is recognized based on the fair value of the goods or services received or the fair value of the goods or services provided to customers, whichever is more clearly evident. If the fair values are not determinable, no recognition is given to such barter transactions. VNU recognizes revenue from barter transactions as its products are delivered or services are performed. The related barter expense is recognized as the products or services are utilized by VNU.

A discussion of VNU's revenue recognition policies, by segment, follows:

Marketing Information

Revenue from retail measurement services and consumer panel services is recognized on a straight-line basis over the period during which the services are performed and information is delivered to the customer. Software sold as part of these arrangements is considered to be incidental to the arrangements, and is not recognized as a separate element.

Revenue from customized research projects is recognized as value is delivered to the customer. The pattern of revenue recognition for these contracts varies depending on the terms of the individual contracts, and may be recognized proportionally or deferred until the end of the contract term and recognized when the final report has been delivered to the customer.

Revenue from perpetually licensed software products is recognized once the software has been delivered or installed. Maintenance fees associated with these products are recognized on a straight-line basis over the maintenance period.

Media Measurement & Information

Television audience measurement revenue is recognized on a straight-line basis over the contract period, as the information is delivered to the customer. Software sold as part of these arrangements is considered to be incidental to the arrangements, and is not recognized as a separate element.

Internet measurement revenue is recognized ratably over the term of the related contract as services are provided (recurring services) or in the period in which the product is delivered (non-recurring services).

Revenue from customized research projects is recognized as value is delivered to the customer. The pattern of revenue recognition for these contracts varies depending on the terms of the individual contracts, and may be recognized proportionally or deferred until the end of the contract term and recognized when the final report has been delivered to the customer.

Business Information

Single copy revenue for publications sold via newsstands and/or dealers is recognized in the month of the magazine cover date. Revenue from printed circulation and advertisements included therein is recognized on the publishing date. Revenue from electronic circulation and advertising is recognized over the period during which both are electronically available. The unearned portion of paid magazine subscriptions is deferred until magazines are delivered to subscribers. Upon each delivery, a proportionate share of the gross subscription price is included in revenues, net of any fees paid to subscription agents. For products (such as magazines and books) sold to customers with the right to

return unsold items, revenues are recognized when the products are shipped, based on gross sales less an allowance for future estimated returns.

In transactions involving intermediaries or agents, revenue is recorded on a gross or net basis depending on whether VNU is acting as a principal or an agent in the transaction. VNU serves as the principal in transactions in which it has substantial risks and rewards of ownership and, accordingly, records revenue on a gross basis. To the extent that revenues are recorded on a gross basis, any commissions or other payments to third parties are recorded as costs of sales.

Revenue from trade shows is recognized upon completion of the event.

Directories

Revenue from printed advertisements is recognized on the date that the directories, in which these advertisements are included, are published. Revenue from electronic advertisements is recognized on a straight-line basis over the period in which the advertisement is electronically available. The Directories business was disposed of in 2004 and is included in discontinued operations for all years presented.

Raw Materials and Purchased Services

Direct and incremental project costs are capitalized and recognized proportionally with the related revenue. Other costs are charged to income in the period in which they are incurred.

Research and Development

Research and development costs mainly consist of software development costs. Costs relating to the development of software for internal use, after the software has reached technical feasibility, are capitalized and subsequently amortized over the estimated useful life of the software. Other costs of new products or services are charged to income in the year in which they are incurred, because they do not meet the criteria for capitalization.

Share-Based Compensation

The costs of option plans are measured by reference to the fair value of the options at the date at which the options are granted. The fair value is determined using a Black-Scholes option pricing model, taking into account market conditions linked to the price of the VNU share. The costs of these options are recognized in income (personnel costs), together with a corresponding increase in equity (reserve for share-based compensation) during the vesting period, except for the cash-settled options that are granted to the CEO. All other options are settled in equity. No expense is recognized for options that do not ultimately vest.

Income Taxes

VNU provides for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted or substantially enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred taxes are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income as an adjustment to income tax expense in the period that includes the enactment or substantial enactment date.

Borrowing Costs

Borrowing costs directly attributable to acquisition or production of qualifying assets are capitalized as part of the cost of the assets, until the assets are substantially ready for their use. All other borrowing costs are expensed in the consolidated statement of income in the period in which they are incurred.

Leases

Leases of property, plant and equipment where VNU has substantially all the risks and rewards of ownership are classified as finance leases and are capitalized at the lower of the fair value of the leased property and the present value of the minimum lease payments at the inception of the lease. The corresponding lease liabilities are included in borrowings. Leases that do not qualify as finance leases are considered operating leases and the related lease payments are charged on a straight-line basis to the consolidated statement of income over the term of the lease agreement.

Earnings per Common Share

Basic profit per common share is computed by dividing the profit available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted profit per common share adjusts basic profit per common share for the effects of convertible securities, share options, restricted share units and other potentially dilutive financial instruments, only in the periods in which such effect is dilutive.

Dividends

Dividends are recorded as a liability in the period in which they are approved by VNU's shareholders.

Effect of New Accounting Standards

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for VNU's accounting periods beginning on or after January 1, 2006 or later periods but which VNU has not early adopted, as follows:

IAS 19 (Amendment), "Employee Benefits". This amendment introduces the option of an alternative recognition approach for actuarial gains and losses.

IAS 21 (Amendment), "Net Investment in a Foreign Operation" (effective from January 1, 2006). This amendment relates to the recognition of exchange differences arising from the translation of foreign currency into the reporting currency.

IAS 39 (Amendment), "Recognition and Measurement—Cash Flow Hedge Accounting of Forecast Intragroup Transactions".

IFRS 7, "Financial Instruments: Disclosures, and a Complementary Amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures" (effective from January 1, 2007).

IFRIC 4, "Determining Whether an Arrangement Contains a Lease".

IFRIC 7, "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies".

IFRIC 8, "Scope of IFRS 2".

VNU expects that the adoption of these new standards, amendments to standards and new IFRIC interpretations in future periods will have no material impact on VNU's financial statements.

4. Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated Impairment of Goodwill

Goodwill is tested for impairment annually. The recoverable amounts of cash-generating units have been determined based on various valuation techniques, including a discounted cash flow analysis and market-based assumptions. These calculations require the use of estimates.

Estimated Impairment of Intangible Assets

Indefinite lived intangible assets are tested annually for impairment. The recoverable amounts of indefinite lived intangible assets have been determined based on a "relief from royalty" discounted cash flow valuation methodology. These calculations require the use of estimates.

Income Taxes

VNU operates in over 100 locations worldwide. Over the past five years, VNU completed many material acquisitions and divestitures, which have generated complex tax issues requiring management to use its judgment to make various tax determinations. VNU tries to organize the affairs of its subsidiaries in a tax efficient manner, taking account of the jurisdictions in which VNU operates. The tax payable on a number of disposals made in recent years has not been determined. Although VNU is confident that tax returns have been appropriately compiled, there are risks that further tax may be payable on certain transactions or that the deductibility of certain expenditures may be disallowed for tax purposes. VNU's policy is to make its best estimate of the provision for tax risks until a high degree of confidence exists that the tax treatment will be accepted by the tax authorities. The policy in respect of deferred taxation is to provide in full for timing differences using the liability method.

Deferred tax assets are only recognized to the extent that they are considered recoverable in the short term. This assessment of the recoverability is judgmental.

Management assesses the recoverability of deferred tax assets by considering the forecast level of taxable profits in jurisdictions where such assets have arisen. Forecasts are made of taxable profits, taking into account any unresolved tax risks. Only to the extent that the forecast level of taxable profits supports the amount of deferred tax benefits are deferred tax benefits recognized.

Pension Costs

The determination of benefit obligations and expense is based on actuarial models. In order to measure benefit costs and obligations using these models, certain assumptions are made with regard to the discount rate, expected return on plan assets and the assumed rate of compensation increases. In addition, retiree medical care cost trend rates are a key assumption used in determining costs for post-employment benefit plans. Management reviews these assumptions at least annually. Other assumptions involve demographic factors such as the turnover, retirement and mortality rates. Management reviews these assumptions periodically and updates them as necessary.

The discount rate is the rate at which the benefit obligations could be effectively settled. The discount rate is set by reference to market yields on high quality corporate bonds.

At December 31, 2005, VNU reduced the discount rate from 4.5% to 4.0% for its Dutch pension plans and from 5.9% to 5.8% for its U.S. plans. Reduction in the discount rate also occurred in the remaining country plans, where the range of applicable discount rates at December 31, 2005 is 1.75% to 9.0% versus a range of 2.0% to 9.5% at December 31, 2004. As a sensitivity measure for VNU's U.S. plans, a further 50 basis point decrease in the discount rate, without changing any other assumptions, would increase pension expense by approximately EUR 3 million per year. For VNU's primary Dutch plan, a similar decrease would reduce pension expense by approximately EUR 0.1 million. To determine the expected long-term rate of return on pension plan assets, VNU considers, for each country, the structure of the asset portfolio and the expected rates of return for each of the components. For VNU's U.S. plans, a 50 basis point decrease in the expected return on assets would increase pension expense on VNU's principal plans by approximately EUR 0.8 million per year. For VNU's primary Dutch plan, a similar 50 basis point decrease in the expected return on assets would increase pension expense on VNU's principal Dutch plans by approximately EUR 2.2 million per year. VNU assumed that the weighted averages of long-term returns on VNU's pension plans were 6.1% in 2005 and 6.0% in 2004. The actual return on plan assets will vary from year to year versus this assumption. Although the actual return on plan assets will vary from year to year, VNU believes it is appropriate to use long-term expected forecasts in selecting its expected return on plan assets. As such, there can be no assurance that VNU's actual return on plan assets will approximate the long-term expected forecasts.

5. Segments

VNU classifies its business interests into three reportable segments: Marketing Information, consisting principally of market research and analysis and marketing and sales advisory services; Media Measurement & Information, consisting principally of television ratings, television, radio and Internet audience and advertising measurement and research and analysis in various facets of the entertainment and media sectors; and Business Information, consisting principally of business publications, both in print and online, trade shows, events and conferences and information databases and websites. Corporate consists principally of unallocated corporate expenses. Information as to the operations of VNU in each of its business segments is set forth below based on the nature of the products and services offered and geographic areas of operations. The accounting policies of the business segments are the same as those described in Note 3. Corporate includes the elimination of intersegment revenues.

Primary Segments

	Marketing Information(1)		Media Measurement & Information		Business Information		Corporate(2)		Total(3)	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
(EUR in millions)										
Financial performance										
Revenues	1,874	1,806	968	900	618	614	(3)	(1)	3,457	3,319
Operating profit	161	82	186	158	84	70	(93)	(14)	338	296
Share-based compensation	8	8	7	6	3	3	1	3	19	20
EBITDA	287	243	271	238	109	95	(80)	—	587	576
Depreciation and amortization expenses	(126)	(121)	(85)	(80)	(25)	(25)	(13)	(14)	(249)	(240)
Impairment charges	—	(40)	—	—	—	—	—	—	—	(40)
Financial income (expense)									(78)	(90)
Share of net-income of associates and joint ventures	(2)	(12)	8	8	4	2	—	—	10	(2)
Profit before tax									270	204
Income tax expense									(20)	(52)
Profit for the year from continuing operations									250	152
Financial position										
Capital expenditures	87	82	94	116	7	5	2	14	190	217
Total assets	3,321	3,074	3,243	2,752	1,023	926	1,058	1,863	8,645	8,615
Total liabilities	1,226	1,021	648	620	243	216	2,296	3,128	4,413	4,985
Investments accounted for under the equity method	30	27	127	12	15	13	—	—	172	52

(1) Revenues include retail measurement service revenues of EUR 1,199 and EUR 1,163 for 2005 and 2004, respectively.

(2) At corporate, total assets includes cash of EUR 543 and EUR 1,689 and derivative financial instruments of EUR 355 and EUR 0 for 2005 and 2004, respectively. Total liabilities includes debt of EUR 2,123 and EUR 2,696 for 2005 and 2004, respectively. Operating profit and EBITDA include EUR 47 to settle the IRI lawsuit and EUR 30 of deal related expenses associated with the terminated merger with IMS Health in 2005.

(3) Discontinued operations are presented on a net basis below operating profit in the consolidated statement of income. Directories revenues of EUR 408 and operating profit of EUR 131 are reflected in the consolidated statement of income as discontinued operations and are not included in amounts above. See Note 6. There were no assets or liabilities classified as held for sale at December 31, 2005 or 2004.

Geographic Segments

Geographic Region Information

(EUR in millions)	Revenues(1) 2005	Revenues(1) 2004	Operating profit 2005	Operating profit 2004	Total assets 2005	Total assets 2004	Capital expenditures 2005	Capital expenditures 2004
U.S.	1,869	1,770	247	231	5,456	4,737	127	152
Other Americas	261	226	57	39	508	390	21	14
The Netherlands	119	249	(13)	39	964	1,681	3	5
Other Europe, Middle East & Africa	910	781	21	(28)	1,245	1,350	27	35
Asia Pacific	298	293	26	15	472	457	12	11
Total	3,457	3,319	338	296	8,645	8,615	190	217

(1) Revenues are attributed to geographic areas based on the location of the sale.

6. Business Acquisitions and Divestitures

Business Acquisitions

During the years ended December 31, 2005 and 2004, VNU completed several acquisitions for an aggregate cost of EUR 145 million and EUR 81 million, respectively. The following overview gives a summary of the purchase price and the assets and liabilities acquired:

	2005			2004
(EUR in millions)	AGB joint venture	Other acquisitions	Total	Total
Purchase price				
Cash paid	51	42	93	72
Other consideration	36	2	38	6
Transaction costs	13	1	14	3
Total purchase price	100	45	145	81
Purchase price allocation				
Cash acquired	—	—	—	1
Tangible assets	100	10	110	9
Liabilities assumed	—	(6)	(6)	(10)
Intangible assets	—	7	7	10
Goodwill	—	34	34	71
Total purchase price	100	45	145	81
Consolidated revenues	—	17	17	45
Consolidated operating profit	—	4	4	6
Full year revenues	—	29	29	49
Full year operating profit	—	4	4	8
Reconciliation with statement of cash flows				
Cash paid for current year acquisitions			93	72
Cash acquired			—	(1)
Transaction costs paid			4	10
Cash paid for prior years' acquisitions			45	2
Acquisition of subsidiaries and unconsolidated affiliates, net of cash acquired			142	83

In March 2005, VNU announced that Nielsen Media Research International, a division of Media Measurement & Information (MMI), and the AGB Group successfully closed a joint venture arrangement. The 50/50 joint venture, named AGB Nielsen Media Research, merges the television audience measurement services of the Kantar Media Research owned AGB Group operations with those of Nielsen Media Research International. In addition to a cash contribution by VNU, there was a contribution in kind by VNU's international television audience measurement companies of

approximately EUR 36 million including EUR 25 million of allocated goodwill from MMI. The purchase price allocation of the joint venture has not yet been finalized. VNU's share of the joint venture's loss for the year was EUR 1 million and is recorded net of tax in net-income of associates and joint ventures on the consolidated statement of income.

The shares of BBC De Media en Reclame Bank bv currently named Nielsen Media Research bv (BBC) were acquired by VNU by Nielsen Media Research International. BBC offers intelligence covering most of the Dutch advertising market such as Internet, newspapers, magazines, television and radio. Other MMI acquisitions include Korea Advanced Digital Data inc (KADD) and its subsidiary, BasisNet inc, one of South Korea's largest advertising monitoring and intelligence companies and, in June 2005, AudioAudit, a leading provider of broadcast verification technology services for the advertising industry based in New Jersey, USA.

In November 2005, the remaining 49% of the activities in Chile was acquired by Marketing Information (MI). The activities were already fully consolidated in prior periods as VNU owned 51%. In December 2005, the Marketing Information group acquired all shares in Decisions Made Easy, a company dedicated to helping suppliers of consumer packaged goods manage, analyze, present and action their sales and supply chain data.

The acquisitions in 2005 resulted in goodwill of EUR 34 million, none of which is deductible for tax purposes, EUR 3 million of customer-related intangibles, and EUR 4 million of other intangibles. The intangible assets are being amortized on a straight-line basis over their useful lives, which range from five to fifteen years.

The most notable acquisitions during 2004 were the purchase of Nationale Vacaturebank.nl bv, an online job search company, by VNU Business Media Europe, a division of Business Information (BI); the remaining interest of Music Control gmbh, a radio-airplay monitoring business, acquired by Nielsen Entertainment, a division of MMI; Red-sheriff, a site-centric-based Internet audience measurement and information company, acquired in 2004 and 2003 by VNU's subsidiary NetRatings inc; and the remaining interest in AMER Research ltd, a company that provides marketing information services to the Middle East, acquired by MI.

The acquisitions in 2004 resulted in goodwill of EUR 71 million, none of which is deductible for tax purposes, EUR 5 million of customer-related intangibles and EUR 5 million of trade names. The intangible assets are being amortized on a straight-line basis over their useful lives, which vary from five to fifteen years.

Acquisition-related arrangements that could require further payments, once the contingencies are resolved, are described further in Note 31.

On January 17, 2006 VNU announced that it acquired a majority interest (50.1%) in privately held Buzzmetrics, inc.

Business Divestitures

The following shows the overview of divestitures during 2005 and 2004:

	2005		2004	
	Book gain	**Cash received/ (paid)**	**Book gain**	**Cash received/ (paid)**
(EUR in millions)				
Discontinued operations (Directories group)	7	(32)	9	2,003
Other divestitures	12	13	14	55
Total	19	(19)	23	2,058

Discontinued Operations

In 2004, as part of its long-term business strategy, VNU decided to focus on its core marketing, media measurement and business information activities. As a result, VNU began exploring strategic options for its Directories group, including a possible sale of the business. In November 2004, VNU completed the sale of VNU World Directories, inc to World Directories Acquisition Corp., a legal entity owned by funds advised by Apax Partners Worldwide llp and Cinven Limited, for EUR

2,075 million in cash. After deductions for net indebtedness, working capital and transaction costs, VNU received EUR 2,003 million in net cash proceeds.

Balance sheet information

Directories group

(EUR in millions)	November 28, 2004
Assets	2,292
Liabilities	(281)
Net asset value	2,011

The sale resulted in a gain of EUR 9 million, net of income taxes; EUR 1,170 million of the proceeds was used to repay debt in 2005. Prior to its sale, VNU considered Directories a reportable segment.

In connection with the sale of the Directories group, VNU has an exposure under a tax indemnity guarantee with the acquirer, pursuant to which VNU has agreed to pay any tax obligations relating to past years (see Note 26). Additionally, the sale price is subject to adjustment based on final agreement on working capital and net indebtedness. VNU expects to reach an agreement with the buyers in the first half of 2006. In 2005 VNU recorded an additional gain of EUR 7 million to reflect the anticipated final closing position.

VNU recorded the results of the Directories group through the disposition date, and the corresponding gain and loss on disposal, as income (loss) from discontinued operations, net of income taxes, in the consolidated statements of income for 2005 and 2004.

Summarized results of operations for discontinued operations are as follows:

	Year ended December 31,	
(EUR in millions)	2005(1)	2004
Revenues	—	408
Operating profit	—	131
Profit before tax	—	89
Income tax expense	—	(24)
Share of net-income of unconsolidated affiliates	—	20
Minority interests	—	—
Profit	—	85
Gain on sale, net of tax	6	9
Profit from discontinued operations	6	94

(1) Net amount of closing positions on the sale of the Directories group, Claritas Europe and VNU Magazines.

The interest charges allocated to discontinued operations were comprised of interest expense on debt that was assumed by the acquirers of VNU's discontinued operations and a portion of interest expense that could not be specifically attributed to other operations of VNU, which was based on the ratio of net assets sold as a proportion of consolidated net assets. For the year ended December 31, 2004, VNU allocated interest expense of EUR 43 million to Directories for related debt, including approximately EUR 42 million of debt that was assumed by Apax Partners Worldwide llp and Cinven Limited.

The major categories of cash flows from discontinued operations, net of tax, are as follows:

	December 31, 2004
(EUR in millions)	
Net cash provided by operating activities	166
Net cash used in investing activities	(26)
Net cash provided by financing activities	1
	141

There were no material cash flows from discontinued operations during 2005.

Other Divestitures

The book gains in 2005 and in 2004 are related to the sale of insignificant activities.

7. Cash and Cash Equivalents

	December 31,	
	2005	2004
(EUR in millions)		
Cash	303	869
Investment in EUR money market funds	423	1,702
Bank overdrafts(1)	—	(643)
Other time deposits	136	117
	862	2,045

(1) In 2005 bank overdrafts of EUR 80 were included in current liabilities, see Note 34.

Time deposits can be converted into cash immediately. Cash amounting to EUR 30 million for 2005 and EUR 24 million for 2004 was held by NetRatings, inc, a U.S. publicly traded subsidiary, and is therefore not available for corporate financing purposes. Investments in money market funds, which can be converted to cash immediately, have been designated as financial instruments at fair value through profit or loss.

8. Other Financial Assets

Current Portion of Other Financial Assets

	December 31,	
	2005	2004
(EUR in millions)		
Auction rate securities	46	36
Corporate notes	22	14
Commercial paper	2	1
Euro dollar bonds	20	31
Floating rate bonds	2	—
U.S. government and agency securities	31	39
Other	5	—
	128	121
Derivative financial instruments	135	—
	263	121

Of the 2005 available-for-sale financial assets, EUR 123 million are held by VNU's majority-owned, publicly-traded subsidiary, NetRatings, inc ("NetRatings") and are therefore not available for corporate financial purposes. All assets have maturities of less than twenty- four months.

At December 31, 2005, cost and net unrealized loss of the available-for-sale financial assets totaled EUR 129 million and EUR 1 million, respectively. At December 31, 2004, cost and net unrealized

losses of NetRatings' available for sale financial assets totaled EUR 122 million and EUR 1 million, respectively. During 2005 and 2004, realized gains and losses on these assets were not material.

Non-current Portion of Other Financial Assets

	December 31,	
	2005	2004
(EUR in millions)		
Derivative financial instruments	220	—
Financial assets at fair value through profit and loss	75	57
Available-for-sale assets	21	15
Other	7	6
	323	78

The available-for-sale financial assets include investments in two publicly traded companies, RSDB nv and CMGI, inc.

At December 31, 2005, the cost and net unrealized gains of VNU's non-current available-for-sale assets totaled EUR 8 million and EUR 13 million, respectively.

VNU's financial assets through profit and loss are comprised of investments in mutual funds which are intended to fund liabilities arising from its deferred compensation plan. These investments are classified as trading securities and any gains or losses from changes in fair value are included in financial income (expense); these gains or losses are offset in their entirety by the changes in liabilities to participants in the deferred compensation plan.

For a discussion on the derivative financial instruments refer to Note 19.

9. Trade and Other Receivables

	December 31,	
	2005	2004
(EUR in millions)		
Trade receivables	553	488
Less: Allowance for doubtful accounts	(21)	(22)
Less: Provision returns on product/reworks	(9)	(8)
Trade receivables, net	523	458
Unbilled receivables	69	58
Other receivables	52	33
	644	549

Other receivables include VAT and sales tax receivables, loans to third parties and personnel and collectible interest from third parties in 2005 and 2004, and an additional gain on the Directories divestiture in 2005.

10. Other Current Assets

	December 31,	
	2005	2004
(EUR in millions)		
Prepaid expenses	82	92
Income tax receivable/prepaid	62	—
Pension assets	11	2
Inventory	11	9
Other current assets	3	21
	169	124

Pension assets are discussed in Note 21. Other current assets as at December 31, 2004 include deferred bank fees.

11. Goodwill and Other Intangible Assets

The table below summarizes the carrying amounts of goodwill and other indefinite lived intangible assets by cash-generating unit at December 31, 2005 and 2004.

	Goodwill	
(EUR in millions)	2005	2004
Marketing Information	1,540	1,390
Media Measurement	1,555	1,362
Media Solutions	34	30
Entertainment	205	186
Internet Measurement	58	49
VNU Business Media USA	536	465
VNU Business Media Europe	99	97
	4,027	3,579

	Indefinite lived intangible assets	
(EUR in millions)	2005	2004
Marketing Information	407	365
Media Measurement	109	94
Media Solutions	—	—
Entertainment	—	—
Internet Measurement	—	—
VNU Business Media USA	—	—
VNU Business Media Europe	—	—
	516	459

Goodwill

The table below summarizes the changes in the carrying amount of goodwill.

(EUR in millions)	2005	2004
Balance, January 1	3,579	5,504
Effect of foreign currency translation	441	(170)
Acquired during the year (see Note 6)	34	71
Impairment charges	—	(40)
Sale of Directories (see Note 6)	—	(1,786)
Disposals and other (see Note 6)	(27)	—
Balance, December 31	4,027	3,579

Other Indefinite Lived Intangible Assets

The table below summarizes the changes in the carrying amount of the other indefinite lived intangible assets.

(EUR in millions)	2005	2004
Balance, January 1	459	534
Effect of foreign currency translation	57	(21)
Sale of Directories	—	(54)
Balance, December 31	516	459

The indefinite lived intangibles represent trade names and trademarks purchased through the effect of a business combination. The trade names associated with the acquisitions of Nielsen Media Research and ACNielsen were deemed indefinite lived intangible assets as their associated brand awareness and recognition has existed for over 50 years and VNU intends to utilize these trade names for the foreseeable future. There are also no legal, regulatory, contractual, competitive, economic or other factors that may limit their useful lives.

Impairment Testing of Goodwill and Other Indefinite Lived Intangible Assets

The recoverable amounts of the cash-generating units have been determined based on the value in use calculations. To calculate these, cash flow projections are based on financial budgets approved by senior management covering a three-year period. The discount rates, as well as the growth rates which have been used in the extrapolation applied to cash flow projections beyond the three-year period, are shown in the following table.

	Discount rates used in the cash flow projections	
Cash-Generating Unit (in %)	**2005**	**2004**
Marketing Information	9	10
Media Measurement	8	10
Media Solutions	10	10
Entertainment	10	10
Business Media USA	10	10
Business Media Europe	11	10

	Growth rates used for extrapolation beyond the three year period	
Cash-Generating Unit (in %)	**2005**	**2004**
Marketing Information	3.0	3.0
Media Measurement	3.0	3.0
Media Solutions	2.5	2.5
Entertainment	2.5	2.5
Business Media USA	3.0	3.0
Business Media Europe	3.0	3.0

Management determined budgeted gross margin based on past performance and its expectations for the market development. The discount rates reflect specific risks relating to the relevant units. Internet Measurement was valued based on the year-end stock price.

The 2004 Marketing Information goodwill impairment charge relates to the recognition of deferred tax assets after the initial accounting of a business combination is complete. If the potential benefit of the acquiree's income tax loss carryforwards or other deferred tax assets did not satisfy the criteria for separate recognition when a business combination is initially accounted for but is subsequently realized, VNU recognizes that benefit as income. In addition, VNU reduces the carrying amount of goodwill to the amount that would have been recognized if the deferred tax asset had been recognized as an identifiable asset from the acquisition date and recognizes the reduction in the carrying amount of the goodwill as expense. The impairment of EUR 40 million had no impact on profit for the year or equity.

The annual impairment test for indefinite-lived trade names and trademarks did not result in any impairment charge in 2005 or 2004.

Intangible Assets Subject to Amortization

The following table summarizes the changes in the carrying amounts of amortizable intangible assets in 2005 and 2004.

	Customer-related intangibles	Tradeshows and related publications	Software(2)	Other	Total
Balance at January 1, 2004					
Cost	764	172	411	57	1,404
Accumulated amortization	(24)	(2)	(223)	(10)	(259)
Net book value	740	170	188	47	1,145
Balance, January 1, 2004	**740**	**170**	**188**	**47**	**1,145**
Exchange differences	(41)	(12)	(9)	(3)	(65)
Additions	—	—	67	3	70
Additions as a result of business combinations	5	—	—	5	10
Amortization (1)	(76)	(10)	(55)	(11)	(152)
Sale of Directories	—	—	(18)	—	(18)
Other	—	—	2	—	2
Balance, December 31, 2004	**628**	**148**	**175**	**41**	**992**
At December 31, 2004					
Cost	719	159	410	61	1,349
Accumulated amortization	(91)	(11)	(235)	(20)	(357)
Net book value	628	148	175	41	992
Exchange differences	80	22	19	1	122
Additions	—	—	59	—	59
Additions as a result of business combinations	3	—	—	4	7
Amortization	(76)	(10)	(50)	(12)	(148)
Balance, December 31, 2005	**635**	**160**	**203**	**34**	**1,032**
At December 31, 2005					
Cost	833	183	509	70	1,595
Accumulated amortization	(198)	(23)	(306)	(36)	(563)
Net book value	**635**	**160**	**203**	**34**	**1,032**

(1) Amortization includes EUR 7 relating to Directories classified as discontinued operations on the consolidated statement of income.

(2) Software at December 31, 2005 and 2004 includes EUR 164 and EUR 120, respectively, of internally developed software.

Future amortization expense is estimated to be as follows for the years ending December 31:

(EUR in millions)	
2006	156
2007	147
2008	130
2009	66
2010	47
Thereafter	486
	1,032

Total Other Intangible Assets

(EUR in millions)	2005	2004
Indefinite lived intangible assets	516	459
Intangible assets subject to amortization	1,032	992
	1,548	1,451

12. Property, Plant & Equipment

(EUR in millions)	Land and buildings	Information and communication equipment	Other	Total
At January 1, 2004:				
Cost	267	487	179	933
Accumulated depreciation	(88)	(361)	(107)	(556)
Net book value	179	126	72	377
Year ended December 31, 2004:				
Opening net book value	179	126	72	377
Additions	39	68	14	121
Additions as a result of business combinations	—	—	—	—
Depreciation (1)	(16)	(57)	(18)	(91)
Disposals and other	(4)	(9)	(1)	(14)
Divestitures	(2)	(2)	(3)	(7)
Effect of foreign currency translation	(10)	(3)	(3)	(16)
Closing net book value	186	123	61	370
At December 31, 2004:				
Cost	283	456	159	898
Accumulated depreciation	(97)	(333)	(98)	(528)
Net book value	186	123	61	370
Year ended December 31, 2005:				
Opening net book value	186	123	61	370
Additions	23	72	18	113
Additions as a result of business combinations	—	—	3	3
Depreciation	(17)	(59)	(14)	(90)
Disposals and other	(2)	(3)	(8)	(13)
Divestitures	—	(6)	—	(6)
Effect of foreign currency translation	28	13	6	47
Closing net book value	218	140	66	424
At December 31, 2005:				
Cost	334	524	176	1,034
Accumulated depreciation	(116)	(384)	(110)	(610)
Net book value	218	140	66	424

(1) Depreciation includes EUR 2 relating to Directories classified as discontinued operations on the consolidated statement of income.

Other primarily consists of office furniture and other equipment. Assets under finance lease included in property, plant & equipment and related accumulated depreciation are as follows:

(EUR in millions)	December 31, 2005	2004
Gross asset amount:		
Buildings	128	117
Information and communication equipment	5	10
Other	7	5
Total	140	132
Less: accumulated depreciation		
Buildings	16	11
Information and communication equipment	3	5
Other	3	1
Total	22	17
Net assets amount (included in property, plant & equipment)	118	115

13. Investments Accounted for Using the Equity Method

	2005			2004		
(EUR in millions)	Joint Ventures	Associates	Total	Joint Ventures	Associates	Total
Balance, January 1	**22**	**30**	**52**	**155**	**93**	**248**
Acquisitions of equity investments(1)	101	4	105	—	—	—
Dispositions of equity investments	—	—	—	(133)	(41)	(174)
Consolidations of equity investments	—	—	—	—	(9)	(9)
Share of profit/(loss)(2)	11	(1)	10	16	2	18
Dividends	(8)	(1)	(9)	(14)	(16)	(30)
Exchange differences	1	4	5	—	(2)	(2)
Other equity movements	7	2	9	(2)	3	1
Balance, December 31(3)	**134**	**38**	**172**	**22**	**30**	**52**

(1) Acquisitions of equity investments in 2005 includes the newly formed AGB Nielsen Media Research joint venture.

(2) Share of profit/(loss) is after tax and minority interests of associates and includes the share in profit of Directories' equity investments in Portugal, South Africa and Puerto Rico in 2004.

(3) Investments in associates and joint ventures at December 31, 2005 include goodwill of EUR 134.

VNU's significant equity-method investees are Scarborough Research, VNU Exhibitions Europe bv, Solucient llc and AGB Nielsen Media Research bv. In March 2005 the Company announced that its subsidiary Nielsen Media Research International and the AGB Group successfully closed the joint venture deal which had been announced in August 2004. The newly formed company is called AGB Nielsen Media Research bv, a 50/50 joint venture that merges the television audience measurement operations of the Kantar Media Research owned AGB Group with those of Nielsen Media Research International. In addition to its contributed television audience measurement operations, VNU paid EUR 51 million to our JV partner to increase the Company's ownership to 50%.

Equity-method investments held by Directories as of January 1, 2004 in Portugal, South Africa and Puerto Rico have been deconsolidated in connection with VNU's disposition of the Directories group in 2004.

VNU's share of the results of its significant joint ventures and associates, all of which are unlisted, and its share of the assets (including goodwill and liabilities) are as follows:

(EUR in millions)	Country of incorporation	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Profit or (Loss)	% held
2005								
AGB	Netherlands	24	90	21	6	44	(1)	50%
Scarborough	US	11	3	1	—	23	6	51%
VNU Exhibitions	Netherlands	13	17	13	—	31	3	50%
Solucient	US	7	59	16	20	27	(2)	35%
2004								
Scarborough	US	9	—	—	—	22	6	51%
VNU Exhibitions	Netherlands	16	15	15	—	28	2	50%
Solucient	US	6	55	14	18	23	(14)	35%

14. Other Non-Current Assets

(EUR in millions)	December 31, 2005	December 31, 2004
Pre-contract costs (deferred charges)	56	44
Prepaid expenses	9	14
Other sundry non-current assets	17	12
	82	70

Pre-contract costs relate to the deferral of direct costs of establishing an electronic metered sample/panel in a market. VNU capitalized EUR 18 million and EUR 26 million, while amortizing EUR 11 million and EUR 6 million of pre-contract costs in 2005 and 2004, respectively.

Other sundry non-current assets contain long-term prepaid expenses related to exhibitions and software maintenance contracts.

15. Accounts Payable and Other Current Liabilities

(EUR in millions)	December 31, 2005	December 31, 2004
Trade accounts payable	101	98
Other taxes and social benefits	63	52
Personnel costs	238	225
Accrued outside services	81	95
Other current liabilities	106	158
	589	628

Other current liabilities include interest, royalties and cooperation payments.

16. Deferred Revenues

Amounts recorded on this line item reflect the liabilities resulting from client invoicing in advance of the delivery of services.

17. Borrowings and Other Financing

(EUR in millions)	December 31, 2005			January 1, 2005(1)		
	Current carrying amount	Non-current carrying amount	Fair value	Current carrying amount	Non-current carrying amount	Fair value
Borrowings						
EUR 15 million private placement debenture loan (EMTN) (3-month Euribor based variable rate) due 2005	—	—	—	15	—	15
EUR 150 million private placement debenture loan (EMTN) (3-month Euribor based variable rate) due 2005–2012	148	—	149	2	148	151
EUR 10 million private placement debenture loan (EMTN) (3-month Euribor based variable rate) due 2005	—	—	—	10	—	10
NLG 2,750 million syndicated bank loan (6-month Euribor based variable rate) due 2005	—	—	—	89	—	90
EUR 1,150 million 1.75% convertible debenture loan due 2006(2)	335	—	335	—	882	882
EUR 500 million 6.625% debenture loan due 2007 (effective rate 6.75%)	—	502	527	—	502	544
NLG 500 million 5.55% subordinated private placement loan due 2005–2008	47	94	145	47	141	196
NLG 600 million 5.50% debenture loan due 2008 (effective rate 5.37%)	—	281	286	—	281	300
EUR 600 million 6.75% debenture loan (EMTN) due 2008(2)	—	54	54	—	681	681
USD 150 million 7.60% debenture loan due 2009	—	127	137	—	110	124
EUR 50 million private placement debenture loan (EMTN) (3-month Euribor based variable rate) due 2010	—	50	50	—	50	50
GBP 250 million 5.625% debenture loan (EMTN) due 2010 or 2017 (effective rate 5.76%)	—	378	388	—	370	377
JPY 4,000 million 2.50% private placement debenture loan (EMTN) due 2011 (effective rate 2.68%)	—	29	31	—	28	31
EUR 30 million 6.75% private placement debenture loan (EMTN) due 2012 (effective rate 6.86%)	—	32	37	—	32	37
EUR 50 million private placement debenture loan (EMTN) (3-month Euribor based variable rate) due 2012	—	50	50	—	50	50
Total borrowings	530	1,597	2,189	163	3,275	3,538
Other financing						
7% preferred shares	—	1	1	—	1	1
Series B preferred shares,	—	96	96	—	96	96
Finance lease obligations	5	125	130	4	115	119
Other financing	5	222	227	4	212	216
Total borrowings and other financing	535	1,819	2,416	167	3,487	3,754

(1) For reasons of consistency the comparables are presented as of January 1, 2005. Please refer to Note 34 First-time adoption of International Financial Reporting Standards.

(2) The loan has been designated as at fair value through profit or loss ("Fair Value Option").

(3) The carrying amounts of VNU's borrowings are denominated in the following currencies:

(EUR in millions)	December 31, 2005	January 1, 2005(1)
Euro	1,593	2,930
British Pounds	378	370
Japanese Yen	29	28
U.S. Dollars	127	110
	2,127	3,438

(1) For reasons of consistency the comparables are presented as of January 1, 2005. Please refer to Note 34 First-time adoption of International Financial Reporting Standards.

Annual maturities of VNU's borrowings (nominal amounts) are as follows:

(EUR in millions)	December 31, 2005	December 31, 2004
2005	—	162
2006	527	1,077
2007	545	545
2008	367	918
2009	127	110
2010	418	410
Thereafter	108	109
	2,092	3,331

All borrowings are senior debt unless stated otherwise, and are not secured.

See Note 18 for a discussion of VNU's policies with respect to foreign currency exchange risk, interest rate risk, credit risk and liquidity risk.

Gross and Net Debt

(EUR in millions)	December 31, 2005	January 1, 2005(1)
Borrowings	2,127	3,438
Preferred shares	97	97
Finance lease obligations	130	119
Total Borrowings and other financing	**2,354**	**3,654**
Derivative financial instruments	(355)	(580)
Cash and cash equivalents minus bank overdrafts	(782)	(2,045)
Short-term investments	(128)	(121)
Net debt	1,089	908

(1) For reasons of consistency the comparables are presented as of January 1, 2005. Please refer to Note 34, First-time adoption of International Financial Reporting Standards.

Euro Medium Term Note Program

In October 2001, a EUR 2,000 million Euro Medium Term Note program (EMTN) was established. Under this program, debenture loans and private placements can be issued up to the program amount, both on a long-term and short-term basis. Debenture loans and private placements issued under this program can be quoted on the Luxembourg Stock Exchange. In fact, all debenture loans and most private placements are quoted. In October 2003, the program amount was increased to EUR 2,500 million. At December 31, 2005 and 2004, EUR 712 million and EUR 1,294 million, respectively, was outstanding under the EMTN program.

The EUR 150 million private placement debenture loan originally due 2005 is automatically extended in 18 month increments to 2012 at the option of the holder. During 2005 the maturity of EUR 148 million was extended through September 2006. The extension option embedded in the EUR 150 million debenture loan (EMTN) should, in principle, be bifurcated. However, since neither the fair value of the embedded option nor of the hybrid instrument (combined debenture loan and embedded derivative) can be reliably measured, no bifurcation has been applied and the combined instrument is carried at amortized cost.

In 2003, a GBP 250 million debenture loan was issued under the EMTN program. After 7 years, the interest rate on the debenture loan will be reset for the remaining 7 years to 5.50% plus the then applicable market credit spread for VNU. As a feature of the loan, after the 7 years, VNU had a right to acquire the debentures from the holders at par. At the issuance date of the loan, VNU has assigned this right to two investment banks. If the acquisition right is exercised, the interest rate will be reset as aforementioned. If the acquisition right is not exercised, VNU will redeem the debenture loan at par.

In January 2005, VNU made a tender offer for the EUR 600 million debenture loan due 2008. Of the debentures tendered, VNU accepted and cancelled a nominal amount of EUR 551 million for which VNU paid cash of EUR 625 million, excluding accrued interest, resulting in a loss of EUR 0.3 million.

The EUR 600 million debenture loan due 2008 has been designated as at fair value through profit or loss. At December 31, 2005 the nominal amount outstanding was EUR 49 million. During the year ended December 31, 2005 a loss of EUR 4 million was recorded in financial expense as fair value change on this loan.

Convertible Debenture Loan

The holders have the right to convert the convertible debenture loan, issued in 2001 in the amount of EUR 1,150 million into VNU common shares at a conversion price of EUR 59.50. When debentures are offered for conversion, VNU is entitled in lieu of delivery of common shares to pay a cash amount in Euro based on the market price of the common shares. As of December 31, 2005 no conversion rights have been exercised.

During 2004 and 2003, debentures with a nominal value of EUR 87 million and EUR 180 million, respectively, were repurchased in various open market transactions and subsequently cancelled. In January 2005, VNU made a tender offer for the remainder of the convertible debenture loan. Of the convertible debentures tendered, VNU accepted and cancelled a nominal amount of EUR 550 million for which it paid cash of EUR 546 million, excluding accrued interest, resulting in a loss of EUR 1 million.

VNU has the right to redeem the outstanding debentures if the closing price of the common shares for 20 trading days within a period of 30 consecutive trading days ending within 5 days before the date on which VNU notifies the Trustee of the early redemption, has been at least 130% of the conversion price.

The convertible debenture loan has been designated as at fair value through profit or loss. At December 31, 2005 the nominal amount outstanding was EUR 333 million. During the year ended December 31, 2005 a loss of EUR 5 million was recorded in financial expense as fair value change on this loan.

Syndicated Bank Loan

The syndicated bank loan was originally issued in 1998 in the amount of NLG 2,750 million (EUR 1,248 million) which was payable in 14 semi-annual payments, commencing December 15, 1998 with the final payment made on June 15, 2005 in final settlement.

Other Financing Arrangements

On December 31, 2005, VNU had a committed credit facility available of EUR 1,000 million. This 5-7 year committed revolving credit facility for liquidity back-stop, acquisitions, working capital financing and general corporate purposes was entered into in October, 2004 with a syndicate of 23 banks. The facility is unsecured and requires that VNU comply with certain covenants, the most significant of which is the interest coverage ratio described below.

Amounts drawn under the committed revolving credit facility, carry a variable interest rate plus a credit spread that is linked to VNU's credit rating. At December 31, 2005 the credit spread was 0.35%. Effective January 17, 2006 this credit spread is 0.45%. On the unused amount of the facility, VNU pays a quarterly commitment fee of 35% per annum of the applicable credit spread. Before the first and second anniversaries of the facility, respectively, VNU is entitled to request an extension of the final maturity date of one year. Subject to the approval of each syndicate bank for its share in the commitment, the facility amount will be extended in full or pro rata. If both extension requests are granted, the final maturity date of the facility will be extended from 5 to 7 years.

In September 2005, the first one-year extension of the facility until 2010 was requested by VNU and granted by all of the banks.

At December 31, 2005 and 2004, no amounts were outstanding under the committed revolving credit facility.

Preferred Shares

The 7% preferred shares are listed on Euronext Amsterdam. In the years ended December 31, 2005 and 2004, VNU declared and paid dividends of EUR 0.1 million (EUR 0.64 per share) on these preferred shares.

The Series B cumulative preferred shares are not listed and have a cumulative preferred dividend of 6.22% of the paid-in-capital on these preferred shares. The dividend percentage is reset every 7 years based on the average effective yield on certain Dutch State loans plus a margin of 0.7 – 1.3%. In the years ended December 31, 2005 and 2004, VNU declared and paid dividends of EUR 6 million (EUR 0.78 per share) on these preferred shares. In 2004, the dividend was a direct charge to equity, while in 2005, after adoption of IAS 32/39, the dividend was recorded in interest expense.

Financial Ratio Covenant

VNU is required to maintain a minimum interest coverage ratio of 3.0 under the terms of the NLG 2,750 million (EUR 1,248 million) syndicated bank loan and the EUR 1,000 million committed revolving credit facility. This interest coverage ratio is defined in the agreements as total operating income before goodwill amortization, impairment charges and depreciation of property, plant & equipment divided by interest expense net of interest income. Additionally, in the calculation of the interest coverage ratio, VNU's share of operating income of associates is limited to 10% of operating income of subsidiaries. The interest coverage ratio was 6.6 for the year ended December 31, 2004, calculated under Dutch GAAP as stipulated under the agreements. In view of the change of the applicable accounting standards from Dutch GAAP to IFRS, VNU will enter into discussions with the relevant credit providers to make appropriate adjustments to the definition of the financial ratio or to the financial ratio covenant.

Finance Leases

VNU leases real estate, computer equipment, and automobiles under finance leases. These leases are discussed in Note 31 Commitments and Contingencies.

Fair Value of Short-term Financial Instruments

The carrying value of short-term financial instruments approximates fair value.

18. Financial Risk Management

Market Risk

VNU is exposed to market risk, primarily related to foreign exchange and interest rates. VNU actively monitors these exposures. To manage the volatility relating to these exposures, VNU enters into a variety of derivative financial instruments, mainly interest rate swaps, cross-currency swaps and forward rate agreements. VNU's objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings, cash flows and the value of its net investments in foreign entities associated with changes in interest rates and foreign currency rates. It is VNU's policy not to trade in financial instruments.

Foreign Currency Exchange Risk

VNU is active in more than 100 countries. Therefore, a substantial portion of its assets, liabilities and operating profit are denominated in foreign currencies, primarily the U.S. dollar. As a result, VNU is exposed to foreign currency transaction risk and foreign currency translation risk.

Foreign currency transaction risk is the risk that the value of transactions to be settled at a future date in a foreign currency will fluctuate, expressed in the functional currency of a subsidiary or associate. It is VNU's policy that all material net foreign currency transaction risks be hedged.

Foreign currency translation risk is the risk that exchange rate gains or losses arise from translating the statements of income and the balance sheets of foreign entities to VNU's corporate reporting currency (the Euro) for consolidation purposes. Translation risk exposure is managed by creating "natural hedges" in VNU's financing or by using derivative financial instruments, aimed at offsetting certain exposures in the statement of income or the balance sheet.

On December 31, 2005, including the effect of derivative financial instruments, approximately 82% of VNU's total interest-bearing debt (nominal amounts) was denominated in U.S. dollar.

The table below details the breakdown of revenues and expenses by currency in 2005.

	Euro	U.S. dollars	Other currencies
Percentage of revenues	18%	55%	27%
Percentage of expenses	20%	52%	28%
EBITDA	7%	74%	19%

One eurocent change in the Euro/U.S. dollar exchange rate will affect revenues by EUR 24 million, EBITDA by EUR 6 million, operating profit by EUR 4 million, profit for the year by EUR 2 million, and earnings per common share by EUR 0.01 (calculation based on 2005 figures).

Interest Rate Risk

VNU is subject to market risk from exposure to changes in interest rates based on its financing and investing activities. VNU's objective is to protect its earnings from material adverse movements in interest rates by controlled management of interest rate structures in the areas of investments and borrowings. VNU does this through a mixture of fixed and floating rate debt, interest rate swaps and forward rate agreements.

On December 31, 2005, including the effect of derivative financial instruments, approximately 65% of total interest-bearing debt (nominal amounts) was at a fixed rate.

VNU has time deposits on which it receives interest and investments in money-market funds on which it receives dividends. In both cases, the income received is subject to changes in short-term interest rates. NetRatings has investments in various securities of which the value is subject to changes in interest rates.

Equity Price Risk

VNU is a minority shareholder in two publicly listed companies, RSDB nv and CMGI, inc. As a result, VNU is exposed to equity price risk through movements in the share prices of these companies. One way of assessing exposure to changes in equity market prices is to estimate the potential changes in market values on equity investments resulting from a hypothetical broad-based decline in equity market prices of 10%. Under this model, with all other factors constant, VNU estimated that such a decline in equity market prices would decrease the market value of its equity investments by approximately EUR 2 million, based on VNU's equity positions as at December 31, 2005.

Credit Risk

VNU has no significant concentrations of credit risk with its customers. It has policies in place to ensure that sales are made to customers with an appropriate credit history.

Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Corporate Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

19. Derivative Financial Instruments

The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments by type of contract at December 31, 2005 and 2004. Contract or underlying principal amounts indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The fair values are determined using market prices and standard pricing models at December 31, 2005 and 2004.

	Contract or underlying principle amount		Fair Value 2005		Fair Value 2004	
	December 31, 2005	December 31, 2004	Positive value (Assets)	Negative value (Liabilities)	Positive value (Assets)	Negative value (Liability)
(EUR in millions)						
Currency related instruments						
EUR/USD Cross-currency swaps	1,533	1,783	333	—	530	—
GBP/EUR Cross-currency swaps	211	211	5	—	—	4
Forward foreign exchange contracts	160	100	—	1	—	1
Total currency related instruments	1,904	2,094	338	1	530	5
Interest related Instruments						
Fixed-to-floating interest rate swaps	583	1,250	18	—	56	—
Floating-to-fixed interest rate swaps	—	215	—	—	—	2
Total interest related instruments	583	1,465	18	—	56	2
Total derivative financial instruments	**2,487**	**3,559**	**356**	**1**	**586**	**7**
Current derivative financial instruments	1,143	315	136	1	—	3
Non-Current derivative financial instruments	1,344	3,244	220	—	586	4

Currency Related Instruments

VNU uses the Euro as its reporting currency and is therefore exposed to foreign exchange rate movements, primarily in the U.S., the U.K. and Japan. Consequently, VNU enters into various contracts which change in value as foreign exchange rates change, to preserve the value in Euro of certain assets, liabilities, commitments and anticipated transactions. VNU enters into forward foreign exchange contracts and cross-currency swaps to hedge certain anticipated foreign currency cash flows, revenues and costs and the net investment in certain foreign entities.

At December 31, 2005, VNU had entered into cross-currency swaps with notional amounts aggregating EUR 1,744 million to hedge its net investments in foreign entities. In the period ended December 31, 2005, a cross-currency swap with a notional amount of EUR 250 million designated as a net investment in foreign entity hedge was terminated.

At December 31, 2005, VNU had also entered into several forward foreign exchange contracts with notional amounts aggregating EUR 160 million to hedge exposure to fluctuations in the British Pound Sterling and the U.S. dollar. These contracts expire ratably over the subsequent year. Based on quoted market prices, for contracts with similar terms and maturity dates, in 2005, VNU recorded a net gain of EUR 15 million to adjust forward foreign exchange contracts to their fair market value.

Interest Related Instruments

VNU is exposed to cash flow interest rate risk on floating-rated borrowings and has used floating-to-fixed interest rate swaps to hedge this exposure. As of December 31, 2005 no floating-to-fixed interest rate swaps were outstanding.

VNU is also exposed to fair value interest rate risk on fixed-rated borrowings and uses fixed-to-floating interest rate swaps to hedge this exposure. As of December 31, 2005, two fixed-to-floating interest rate swaps with an aggregate notional amount of EUR 583 million were outstanding. Changes in the fair value of these interest rate swaps are recorded in financial expense.

In the period ended December 31, 2005, interest rate swaps with notional amounts aggregating EUR 215 million designated as cash flow hedges matured. Additionally, interest rate swaps with notional amounts aggregating EUR 417 million hedging loans designated at fair value through profit or loss and an interest rate swap with a notional amount of EUR 250 million with no hedge designation were terminated.

Hedge Accounting

Effective January 1, 2005 VNU thoroughly documented its hedging relationships and conducted a high-quality analysis of hedge effectiveness for derivative financial instruments already outstanding at January 1, 2005. As a result of clearly documenting its risk- management objective and strategy for entering into a derivative transaction as well as performing and documenting a hedge effectiveness analysis assessing whether the relationship between the hedging instrument and the hedged item is highly effective, all but one of the derivative financial instruments held by VNU at January 1, 2005 qualified for hedge accounting and were determined to be highly effective.

On January 1, 2005, VNU designated derivative financial instruments which qualify as hedges for accounting purposes as cash flow hedges or net investment in foreign entity hedges. No derivative financial instruments were designated as fair value hedges.

Net Investment Hedges

VNU uses cross-currency swaps and foreign-currency-denominated debt to hedge its net investments in foreign entities against adverse movements in foreign exchange rates. VNU measures ineffectiveness based upon the change in spot rates in the case of floating-to-floating cross-currency swaps and forward rates in the case of fixed-to-fixed cross-currency swaps. For the period ended December 31, 2005, EUR 157 million of net losses related to these derivative financial instruments and foreign-currency denominated debt were included in the foreign currency translation reserve in equity. For the same period, no net gains or losses were recorded in income representing the amount of the hedges' ineffectiveness.

Cash Flow Hedges

Cash flow hedges are hedges that use derivative financial instruments to offset the variability of expected future cash flows. VNU uses cross-currency swaps to convert certain debt denominated in a foreign currency to (effectively) Euro-denominated debt. Furthermore, as part of its interest rate risk management policy, VNU uses interest rate swaps to convert floating-rated debt into fixed-rated debt. If, as would be expected, the derivative financial instrument is highly effective in offsetting variability in the hedged item, changes in its fair value are recorded in the cash flow hedge reserve in equity and reclassified to income in the same line item in which the hedged item is recorded contemporaneously with the income effects of the hedged item.

As of December 31, 2005, and excluding hedges related to the payment of variable interest on existing financial instruments, VNU had cash flow hedges in place with maturity dates up to 2010.

For the period ended December 31, 2005, amounts related to derivative financial instruments qualifying as cash flow hedges resulted in an increase of the cash flow hedge reserve in equity of EUR 5 million. Nothing is expected to be transferred from the cash flow hedge reserve to income in the next 12 months as the derivative financial instruments and their underlying hedged items expire or mature according to their original terms, along with the income effects of the related forecast transactions in the next 12 months. For the period ended December 31, 2005, no amount has been reclassified to income as a result of cash flow hedges being terminated or sold.

Counterparty Risk

VNU manages exposure to possible defaults on derivative financial instruments by monitoring the concentration of risk that VNU has with any one bank and through the use of minimum credit quality standards for all counterparties. VNU does not require, nor is required to provide, collateral or other

security in relation to derivative financial instruments. Since it is VNU's policy to only enter into derivative contracts with banks of internationally acknowledged standing, VNU considers the counterparty risk to be remote.

It is VNU's policy to enter into an ISDA Master Agreement with a bank prior to entering into any derivative contract with that bank. Under each of these ISDA Master Agreements, it is agreed to settle only the net amount of the combined market values of all derivative contracts outstanding with any one counterparty should that counterparty default. As at December 31, 2005, VNU's maximum economic exposure to loss due to credit risk on derivative financial instruments was EUR 355 million if all bank counterparties were to default.

20. Provisions

A summary of the changes in provisions is as follows:

(EUR in millions)	Provision for tax exposures(1)	Restructuring	Onerous contracts(2)	Other(3)	Total
Balance at January 1, 2004	**330**	**6**	**46**	**99**	**481**
Accruals	29	49	1	7	86
Payments/transfers to current liabilities	—	(18)	(6)	(14)	(38)
Acquisitions	—	—	—	—	—
Divestitures	—	(2)	—	—	(2)
Releases	(41)	—	(14)	(11)	(66)
Increase as a result of the passage of time	—	—	4	—	4
Effect of foreign currency translation	—	—	(1)	(3)	(4)
Balance at December 31, 2004	**318**	**35**	**30**	**78**	**461**
Current	—	27	10	9	46
Non-current	318	8	20	69	415
Accruals	19	—	2	51	72
Payments/transfers to current liabilities	(42)	(21)	(8)	(42)	(113)
Acquisitions	—	—	—	—	—
Divestitures	—	—	—	—	—
Releases	(120)	(1)	—	(16)	(137)
Increase as a result of the passage of time	—	—	5	—	5
Effect of foreign currency translation	—	2	3	7	12
Balance at December 31, 2005	**175**	**15**	**32**	**78**	**300**
Current	—	12	12	55	79
Non-current	175	3	20	23	221

(1) From the provision for tax exposures, in 2005 an amount of EUR 29 was released to equity relating to income tax attributable to exchange differences arising on the translation of borrowings in foreign currency.

(2) Onerous contracts include the 605 Third Avenue real estate lease in New York.

(3) Other includes the accrual of EUR 47 in 2005 for settlement of the IRI antitrust litigation and the payment of EUR 37 in 2005 to settle D&B Legacy Tax Matters.

Restructuring

	2005		2004	
(EUR in millions)	Current	Non-Current	Current	Non-Current
Marketing Information Europe restructuring	4	—	11	—
Corporate Headquarters restructuring	2	2	9	—
Project Atlas restructuring	6	1	7	8
	12	**3**	**27**	**8**

Marketing Information Europe Restructuring

In December 2004, VNU initiated a restructuring plan within Marketing Information to improve the competitiveness of the European retail measurement business. The 2004 charge of EUR 11 million was entirely for severance benefits associated with headcount reductions of 81 employees in Europe. Cash payments related to this plan totaled EUR 7 million in 2005 and are expected to be approximately EUR 4 million in 2006.

Corporate Headquarters Restructuring

In November 2004, VNU initiated a restructuring plan in conjunction with the transfer of a portion of Corporate Headquarters' responsibilities from Haarlem, the Netherlands to New York. The transfer of responsibilities is the consequence of the recent changes in VNU's business portfolio (including the sale of World Directories) and the fact that the majority of operations are now managed from New York. This plan will result in a headcount reduction of approximately 40 employees in Haarlem. The 2004 charge of EUR 9 million consisted of severance benefits. Cash payments related to this plan totaled EUR 5 million in 2005 and are expected to be approximately EUR 2 million in 2006 and EUR 2 million thereafter.

Project Atlas Restructuring

In December 2003, VNU launched Project Atlas, a multi-year business improvement program in Marketing Information. This program was designed to enable Marketing Information to better meet client needs, improve operational efficiency, accelerate revenue growth through the introduction of new products and services and increase operating margins. Primarily concentrated in Marketing Information's North American operations, Project Atlas activities are expected to streamline key operational practices to enhance quality and lower production costs, create a more streamlined and state-of-the-art technology platform and leverage global purchasing power to achieve cost efficiencies.

Project Atlas began in 2003 and is expected to be completed by 2007 and result in headcount reductions in excess of 700 employees, primarily in North America. The opening 2004 accrual included EUR 6 million of accrued but unpaid severance benefits and asset write-offs. Additional charges of EUR 19 million in 2004, relate to severance benefits. Cash payments related to this plan totaled EUR 10 million in 2004 and EUR 9 million in 2005, and VNU expects additional cash outlays to be EUR 6 million in 2006 and EUR 1 million in 2007.

Directories Restructuring

During 2003, Directories launched an operational improvement program to realign the organization and the staffing levels in certain parts of the organization with the levels of business activity and to adjust the staffing levels to new business processes. The restructuring began in December 2003 and was still in process at the time of the World Directories divestiture. The original plan anticipated headcount reductions of 66 employees in Europe. A 2004 charge of EUR 10 million is included in income from discontinued operations in the consolidated statement of income. During 2004, payments of EUR 8 million were made prior to the divestiture of World Directories in November 2004.

In connection with all of the restructuring actions discussed above, severance benefits were computed pursuant to the terms of local statutory minimum requirements in labor contracts or similar employment agreements.

21. Post-Employment Benefit Obligations

Defined Benefit Plans

VNU sponsors both funded and unfunded defined benefit pension plans and other post-employment benefit plans for some of its employees in the Netherlands, United States and other international locations. The post-employment benefit plans relate to healthcare benefits for retirees who meet the eligibility requirements. All of these plans provide benefits to the employees based on various criteria, including years of service and compensation during the service period, that are dependent on the terms and legal requirements of the respective plans and jurisdictions. VNU uses a measurement date of December 31 for its primary Netherlands, United States and Canada pension and post-employment benefit plans and November 30 for other international plans. Results for other international plans would not differ significantly if they were determined by using a measurement date of December 31.

A summary of the activity for VNU's defined benefit pension plans and other post-employment benefit plans follows:

	Pension Benefits 2005			
(EUR in millions)	The Netherlands	United States	Other	Total
Change in defined benefit obligation				
Benefit obligation at beginning of year	446	149	324	919
Service cost	5	10	10	25
Interest cost	20	10	16	46
Plan participants' contributions	2	—	2	4
Plan amendments	—	—	1	1
Actuarial gains/(losses) on obligation	30	9	22	61
Acquisitions/divestitures	2	—	—	2
Benefits paid	(22)	(4)	(15)	(41)
Curtailments	(3)	—	—	(3)
Settlements	2	—	(1)	1
Transfer from retiree healthcare benefits	2	—	—	2
Effect of foreign currency translation	—	24	12	36
Benefit obligation at end of year	484	198	371	1,053
Change in plan assets				
Fair value of plan assets at beginning of year	483	103	224	810
Expected return on plan assets	24	10	16	50
Actuarial gains/(losses) on plan assets	28	(3)	21	46
Actual return on plan assets	52	7	37	96
Employer contributions	6	20	20	46
Plan participants' contributions	2	—	2	4
Acquisitions/divestitures	2	—	—	2
Benefits paid	(22)	(4)	(15)	(41)
Settlements	2	—	(1)	1
Effect of foreign currency translation	—	17	9	26
Fair value of plan assets at end of year	525	143	276	944
Funded status at end of year	41	(55)	(95)	(109)
Unrecognized past service cost	—	—	1	1
Unrecognized net actuarial gains/(losses)	23	18	18	59
Net amount recognized	64	(37)	(76)	(49)
Amounts recognized in the consolidated balance sheet consist of:				
Pension assets	62	—	1	63
Prepaid pension assets under other current assets	7	—	4	11
Accrued benefit liability	(5)	(37)	(81)	(123)
Net amount recognized	64	(37)	(76)	(49)

(EUR in millions)	Pension Benefits 2004			
	The Netherlands	United States	Other	Total
Change in defined benefit obligation				
Benefit obligation at beginning of year	483	138	334	955
Service cost	7	10	12	29
Interest cost	25	9	18	52
Plan participants' contributions	2	—	2	4
Plan amendments	—	—	2	2
Actuarial gains/(losses) on obligation	46	6	27	79
Acquisitions/divestitures	(94)	2	(53)	(145)
Benefits paid	(23)	(3)	(16)	(42)
Settlements	—	—	—	—
Effect of foreign currency translation	—	(13)	(2)	(15)
Benefit obligation at end of year	446	149	324	919
Change in plan assets				
Fair value of plan assets at beginning of year	510	105	240	855
Expected return on plan assets	25	9	17	51
Actuarial gains/(losses) on plan assets	15	1	7	23
Actual return on plan assets	40	10	24	74
Employer contributions	23	—	13	36
Plan participants' contributions	2	—	2	4
Acquisitions/divestitures	(69)	—	(38)	(107)
Benefits paid	(23)	(3)	(16)	(42)
Settlements	—	—	—	—
Effect of foreign currency translation	—	(9)	(1)	(10)
Fair value of plan assets at end of year	483	103	224	810
Funded status at end of year	37	(46)	(100)	(109)
Unrecognized past service cost (credit)	—	—	1	1
Unrecognized net actuarial gain/(loss)	21	4	16	41
Net amount recognized	58	(42)	(83)	(67)
Amounts recognized in the consolidated balance sheet consist of:				
Pension assets	60	—	—	60
Prepaid pension assets under current assets	2	—	—	2
Accrued benefit liability	(4)	(42)	(83)	(129)
Net amount recognized	**58**	**(42)**	**(83)**	**(67)**

(EUR in millions)	Net periodic pension cost The Netherlands	United States	Other	Total
Year Ended December 31, 2005				
Service cost	5	10	10	25
Interest cost	20	10	16	46
Expected return on plan assets	(24)	(10)	(16)	(50)
Amortization of net (gain)/loss	1	—	—	1
Amortization of past service cost/(credit)	—	—	1	1
Curtailment (gain)	(3)	—	—	(3)
Transfer from retiree healthcare benefits	2	—	—	2
Net periodic pension cost	1	10	11	22
Year Ended December 31, 2004				
Service cost	7	10	12	29
Interest cost	25	9	18	52
Expected return on plan assets	(25)	(9)	(17)	(51)
Amortization of net (gain)/loss	—	—	—	—
Amortization of past service cost/(credit)	—	—	1	1
Net periodic pension cost	7	10	14	31

The weighted average assumptions underlying the pension computations were as follows:

(in %)	The Netherlands	United States	Other	Total
2005				
Pension benefit obligation:				
discount rate	4.0	5.8	4.7	4.6
rate of compensation increase	3.0	4.0	3.0	3.2
Net periodic pension costs:				
discount rate	4.5	5.9	5.1	4.9
rate of compensation increase	3.0	4.0	3.1	3.2
expected long-term return on plan assets	5.2	8.3	6.9	6.1
2004				
Pension benefit obligation:				
discount rate	4.5	5.9	5.1	4.9
rate of compensation increase	3.0	4.0	3.1	3.2
Net periodic pension costs:				
discount rate	5.3	6.3	5.3	5.4
rate of compensation increase	2.9	4.0	2.9	3.0
expected long-term return on plan assets	5.2	8.3	6.8	6.0

VNU's pension plans' weighted average asset allocations by asset category are as follows:

(in %)	The Netherlands	United States	Other	Total
December 31, 2005				
Equity securities	25	70	62	43
Fixed income securities	74	30	36	56
Other	1	—	2	1
Total	100	100	100	100
December 31, 2004				
Equity securities	20	68	62	38
Fixed income securities	80	32	36	61
Other	—	—	2	1
Total	**100**	**100**	**100**	**100**

No VNU shares are held by the pension plans.

The target asset allocation for 2006 is 40% equity securities and 60% long-term interest-earning investments (debt or fixed income securities).

The assumptions for the expected return on plan assets for pension plans were based on a review of the historical returns of the asset classes in which the assets of the pension plans are invested. The historical returns on these asset classes were weighted based on the expected long-term allocation of the assets of the pension plans.

VNU's primary objective with regard to the investment of pension plan assets is to ensure that in each individual scheme sufficient funds are available to satisfy future benefit obligations. For this purpose, Asset and Liability Management (ALM) studies are made periodically at each pension fund. For each of the pension plans an appropriate mix is determined on the basis of the outcome of these ALM studies, taking into account the national rules and regulations.

Contributions to the pension plans in 2006 are expected to be none for U.S. plans, EUR 8 million for Netherlands plans and EUR 16 million for other plans.

The following pension benefit table shows the 2005 and 2004 payments:

(EUR in millions)	2005	2004
The Netherlands	22	23
United States	4	3
Other	15	16
Total	41	42

	Other post-employment benefits 2005		
(EUR in millions)	The Netherlands	United States	Total
Change in benefit obligation			
Benefit obligation at beginning of year	10	12	22
Service cost	—	—	—
Interest cost	—	1	1
Plan participants' contributions	—	—	—
Actuarial (gains)/losses	—	—	—
Benefits paid	(1)	(1)	(2)
Settlements	(7)	—	(7)
Transfer to defined benefit plan	(2)	—	(2)
Effect of foreign currency translation	—	2	2
Benefit obligation at end of year	—	14	14
Change in plan assets			
Fair value of plan assets at beginning of year	—	—	—
Employer contributions	1	1	2
Plan participants' contributions	—	—	—
Benefits paid	(1)	(1)	(2)
Fair value of plan assets at end of year	—	—	—
Funded status at end of year	—	(14)	(14)
Unrecognized past service cost	—	—	—
Unrecognized net actuarial (gain)/loss	—	(1)	(1)
Net amount recognized	—	(15)	(15)

Prior to December 2005 in the U.S. and in the Netherlands VNU provided other post-employment benefits, primarily retiree healthcare benefits. As a result of changes in Dutch healthcare laws in 2005, VNU ceased to provide retiree healthcare benefits to certain of its Dutch retirees. VNU recorded a gain of EUR 7 million to record the settlement.

(EUR in millions)	Other post-employment benefits 2004		
	The Netherlands	United States	Total
Change in benefit obligation			
Defined benefit obligation at beginning of year	10	12	22
Service cost	—	—	—
Interest cost	—	1	1
Plan participants' contributions	—	1	1
Actuarial (gains)/losses	1	—	1
Benefits paid	(1)	(1)	(2)
Effect of foreign currency translation	—	(1)	(1)
Benefit obligation at end of year	10	12	22
Change in plan assets			
Fair value of plan assets at beginning of year	—	—	—
Employer contributions	1	1	2
Plan participants' contributions	—	—	—
Benefits paid	(1)	(1)	(2)
Fair value of plan assets at end of year	—	—	—
Funded status at end of year	(10)	(12)	(22)
Unrecognized past service cost	—	—	—
Unrecognized net actuarial (gain)/loss	1	(1)	—
Net amount recognized	(9)	(13)	(22)

The components of other post-employment benefit cost for the year ended December 31, 2005 were as follows:

(EUR in millions)	The Netherlands	United States	Total
Service cost	—	—	—
Interest cost	—	1	1
Amortization of net (gain)/loss	—	—	—
Settlement (gain)	(7)	—	(7)
Transfer to defined benefit plan	(2)	—	(2)
Net periodic benefit cost	(9)	1	(8)

The components of other post-employment benefit cost for the year ended December 31, 2004 were as follows:

(EUR in millions)	The Netherlands	United States	Total
Service cost	—	—	—
Interest cost	—	1	1
Amortization of net (gain)/loss	—	—	—
Net periodic benefit cost	—	1	1

The weighted average assumptions for the post-employment benefits were as follows:

	2005	2004
Discount rate for net periodic other post-employment benefit costs	5.3%	5.8%
Discount rate for other post-employment benefit obligations at December 31	5.8%	5.3%
Assumed healthcare cost trend rates at December 31:		
healthcare cost trend assumed for next year	11.0%	7.6%
rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.0%	3.8%
year in which rate reaches the ultimate trend rate	2011	2011

A one-percentage point change in the assumed healthcare cost trend rates would have the following effects:

(EUR in millions)	1% Increase	1% Decrease
Effect on total of service and interest costs	—	—
Effect on other post-employment benefit obligation	1	(1)

Employer contributions to the post-employment benefit plans in 2006 are expected to be EUR 1 million for U.S. plans.

The following post-employment benefit table shows the 2005 and 2004 payments.

(EUR in millions)	2005	2004
The Netherlands	1	1
United States	1	1
Total	2	2

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 was enacted in the U.S. VNU determined that the subsidy did not have a material impact on VNU's financial position, results of operations or cash flows in 2005.

Defined Contribution Plans

VNU also offers a defined contribution plan to certain participants, primarily in the United States. VNU's expense related to these plans was EUR 19 million and EUR 18 million for the years ended December 31, 2005 and 2004, respectively. In the U.S., VNU contributes cash to each employee's account in an amount up to 3% of compensation (subject to IRS limitations). No contributions are made in VNU shares.

22. Capital and Reserves Attributable to VNU's Equity Holders

Issued and Authorized Share capital

	December 31,	
(EUR in millions, except share and per share data)	2005	2004
Common shares, EUR 0.20 par value, 550,000,000 shares authorized; 257,073,932 and 253,757,620 shares issued at December 31, 2005 and 2004, respectively	51	51
Priority shares, EUR 8.00 par value, 500 shares authorized, issued and outstanding	—	—
7% preferred shares, EUR 8.00 par value, 150,000 shares authorized, issued and outstanding	—	1
Series A preferred shares, EUR 8.00 par value, 13,750,000 shares authorized, none issued or outstanding	—	—
Series B cumulative preferred shares, EUR 0.20 par value, 25,000,000 shares authorized; 7,200,000 shares issued and outstanding	—	1
Total share capital	51	53

Issued Common Shares

(actual number of units)	2005	2004
Balance at January 1, beginning of period	**253,757,620**	**250,323,801**
Common share dividend	3,088,567	3,433,819
Exercise of management and personnel options	227,745	—
Balance at December 31,	**257,073,932**	**253,757,620**
Common shares held in treasury at December 31,	15,136	15,136

Each priority share has the right to 40 votes, non-cumulative dividends of EUR 0.45 per share and a liquidation preference equal to the original issuance price of the priority shares, any capital contributions of the shareholder and any unpaid dividends. VNU declared and paid dividends of EUR 0.45 per share on priority shares during 2005 and 2004.

Each 7% preferred share has the right to 40 votes. See Note 34 for a discussion of the 7% preferred shares which have been classified in borrowings and other financing from January 1, 2005.

Each series A preferred share has the right to 40 votes, a non-cumulative dividend based on a rate calculated based on the weighted average of the EURIBOR for cash loans with a maturity of 12 months, increased by 1% and a liquidation preference equal to the par value of EUR 8 per share, any capital contributions by the shareholder and any unpaid dividends. There were no series A preferred shares outstanding at December 31, 2005 or 2004.

Each series B cumulative preferred share has the right to one vote. See Note 17 for a discussion of the series B cumulative preferred shares which have been classified in borrowings and financing from January 1, 2005.

Each common share has the right to one vote and a dividend determined at the general meeting of shareholders payable in cash or common shares. The common share dividend price per share is the average final market price during the last three days of the period in which shareholders can make the dividend payment election. VNU declared dividends of EUR 0.12 per common share for the financial year 2005 and of EUR 0.55 per common share for the financial year 2004, paid in cash and common shares at the option of the shareholder. Beginning with the interim dividend payable on August 23, 2005, VNU will pay a cash dividend only. The issued and outstanding common shares of VNU are listed on the Amsterdam Euronext Stock Exchange.

In the event of an issuance of common shares, each holder of common shares has the first opportunity to purchase newly issued VNU common shares proportionate to the percentage of shares already held by the respective holder ("pre-emptive right"). However, such holder does not have a pre-emptive right to (i) shares issued against contribution other than in cash, (ii) common shares issued to employees of VNU or of a group company of VNU and (iii) common shares issued as a result of merger or legal split-off. Holders of priority shares, 7% preferred shares, series A preferred shares and series B cumulative preferred shares do not have a pre-emptive right in case of common shares being issued. No pre-emptive rights exist for the issue of shares other than common shares.

Each shareholder of VNU has the right to attend the general meeting of shareholders and to exercise his/her voting rights.

VNU holds a limited number of treasury shares to satisfy an existing obligation under the Dutch employee share purchase plan, which is no longer active.

Other Reserves

(EUR in millions)	Foreign currency translation reserve	Cash flow hedge reserve	Revaluation reserve	Net unrealized gains/ (losses) reserve	Reserve for share-based compensation	Total
Balance at January 1, 2004	**(687)**	**—**	**—**	**—**	**—**	**(687)**
Options granted	—	—	—	—	21	21
Currency translation differences:						
VNU	(143)	—	—	—	—	(143)
Associates	(2)	—	—	—	—	(2)
Balance at December 31, 2004	**(832)**	**—**	**—**	**—**	**21**	**(811)**
Impact of IAS 32/39 adoption	(88)	(10)	—	8	—	(90)
January 1, 2005	**(920)**	**(10)**		**8**	**21**	**(901)**
Options granted	—	—	—	—	18	18
Net unrealized gains on available-for-sale assets	—	—	—	5	—	5
Currency translation differences:						
VNU	651	—	—	—	—	651
Associates	5	—	—	—	—	5
Changes in cash flow hedges		5	—	—	—	5
Changes in net investment hedges	(157)	—	—	—	—	(157)
Revaluation reserve	—	—	2	—	—	2
Balance at December 31, 2005	**(421)**	**(5)**	**2**	**13**	**39**	**(372)**

Share Movements of Majority Owned Subsidiaries

Gains and losses on issuances of shares by majority owned subsidiaries, or the acquisition of treasury shares are reflected as changes in additional paid-in-capital.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the effect of hedging net investments in foreign operations.

Cash Flow Hedge Reserve

Recorded in the cash flow hedge reserve is the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge.

Revaluation reserve

The revaluation of assets resulting from a step acquisition is reflected as a change in the revaluation reserve.

Net unrealized gains reserve

The net unrealized gains reserve records fair value changes on available-for-sale financial assets.

Reserve for share-based compensation

The reserve for share-based compensation records the amount of share-based compensation expense attributable to the equity holders of VNU.

23. Revenues and Other Income

Revenues

(EUR in millions)	2005	in %	2004	in %
Revenues from the provision of services				
Marketing information	1,874	54	1,806	55
Media information	968	28	900	27
Advertising	280	8	273	8
Trade shows	177	5	170	5
Miscellaneous	58	2	58	2
	3,357		3,207	
Revenues from sale of goods				
Circulation	100	3	112	3
Revenues	**3,457**	**100**	**3,319**	**100**

Barter Revenues

The following table presents revenues recognized from barter transactions, which are included in total revenues in the previous schedule.

(EUR in millions)	2005	in %	2004	in %
Marketing information	28	68	25	67
Advertising	11	26	10	28
Tradeshows	2	6	2	5
Barter revenues	**41**	**100**	**37**	**100**

Other Income

(EUR in millions)	2005	2004
Gains on divestitures	12	14
Gains on disposals of fixed assets	7	2
Other	1	—
Other income	20	16

24. Operating Expenses

On the face of the statement of income, VNU has classified the operating expenses by nature. In the following table, additional information is disclosed.

Expenses by nature

(EUR in millions)	2005	2004
Personnel costs included in the consolidated statement of income		
Wages and salaries	1,265	1,269
Share-based compensation	19	20
Social security costs	240	251
Other staff costs	228	216
Personnel costs	1,752	1,756
Supplies and purchased services included in the consolidated statement of income		
Trade shows	45	43
Editorial, paper, printing and distribution	131	138
Marketing and data services	267	262
Other supplies and purchased services	274	261
Supplies and purchased services	717	704
Depreciation, impairment, and amortization, included in the consolidated statement of income		
Depreciation	90	89
Amortization of intangible fixed assets	148	145
Impairment	—	40
Amortization of pre-contract costs	11	6
Depreciation and amortization expenses	249	280
Other operating expense included in the consolidated statement of income		
Sales costs	77	64
Occupancy costs	117	98
Office expenses	83	82
Other	144	55
Other operating expenses	421	299

In 2005, one-time transaction costs associated with the terminated IMS Health merger of EUR 30 million and costs related to the settlement of the IRI antitrust litigation of EUR 47 million are included in operating expenses.

A one-time gain associated with the change in post-retirement and pension obligations in the Netherlands of EUR 9 million is included in personnel costs.

Research and development costs related to the development of software were EUR 16 million and EUR 22 million in 2005 and 2004, respectively and are included in operating expenses.

25. Share-Based Compensation

VNU has several share option plans under which it may grant options to purchase VNU common shares to employees of VNU and its subsidiaries. The plans include the Management Option Plan (MOP) and the Personnel Option Plan (POP). MOP was established for members of the Executive Board and senior management. Generally, MOP options granted cliff vest after two years. As of 2004, certain MOP options granted to the Executive Board cliff vest after three years. MOP options granted prior to 2002 have a five or ten-year life and MOP options granted beginning in 2002 have a seven or ten-year life. MOP options can lapse when employment has been terminated.

Under the MOP, the number of options granted to members of VNU's Executive Board is dependent upon the performance of VNU's share price in relation to the share price of a peer group of nine other companies ("Total Shareholder Return"). The first 20,000 options have a ten-year life and other options, if granted, have a seven-year life. The effect of the market condition is reflected in the options' fair value on the date of grant.

POP was established in 1999 and available for participation until 2004, for VNU employees in the Netherlands, including senior management. POP options vest immediately and have a five-year life.

Options under the respective plans have exercise prices equal to fair market value at the date of grant. All MOP and POP participants are bound by VNU's Insider Trading Regulations.

Generally, VNU's policy is to issue new shares when options are exercised. The Executive Board is granted the authority to issue a maximum of 10% of the outstanding issued capital of common shares for general purposes, including issuance of shares under share option plans in 2005 without further approval of the shareholders. An additional 10% of the outstanding issued capital of the common shares may be issued in connection with a merger or acquisition. Through December 31, 2005, VNU did not acquire its own shares for outstanding options but issued new shares if options were exercised.

At the General Meeting of Shareholders, April 19, 2005, the Executive Board was granted the authority to issue 25,375,762 shares of Common Stock amongst others for issuance under all of VNU's share plans. Subsequent exercises of 227,745 options resulted in a balance of 25,148,017 shares reserved for issuance at December 31, 2005.

Restricted Share Unit Plans

Executive Equity Participation Plan

In 2004, the Supervisory Board approved the Executive Equity Participation Plan (the Plan). Under the Plan, Executive Board members and certain key employees are permitted to defer a portion of their annual bonus, and instead, receive VNU Restricted Share Units ("RSUs"). Each RSU represents the right to one VNU common share, to be transferred to the employee three years from the grant date. VNU matches each deferred bonus RSU with an additional RSU. The bonus RSUs are fully vested when received and the matching RSUs vest three years after the award of the initial bonus. In 2004, no RSUs were granted, as the first award was scheduled for 2005. As a result of the link with the annual bonus plan, the granting of RSUs under the Plan is conditional on the grantees meeting certain performance criteria in the year prior to the grant.

The cost of the matching RSUs are amortized on a straight-line basis over the full four-year service period and totaled EUR 0.7 million and EUR 0.3 million in 2005 and 2004, respectively.

Executive Board Long Term Incentive Plan

Beginning in April 2005, the Supervisory Board approved the Executive Board Long Term Incentive Plan (EB LTIP). Under the EB LTIP, each member of the Executive Board is eligible to receive a number of Performance Shares, determined over a three-year performance period. The number of shares awarded at the end of the performance period is based upon EBITDA growth, Total Shareholder Return (using the same peer group as described above), and the achievement of certain personal objectives.

The effect of the market condition contained in the EB LTIP is reflected in the share award's fair value on the date of grant. Based on the performance period beginning in 2005, a maximum of 203,762 shares can be settled in 2008 at the end of the performance period related to the 2005 grant.

Share Option Activity

The following table summarizes VNU's share option activity in the two-year period ended December 31, 2005:

	2005		2004	
(actual number of units)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding as at January 1	15,119,721	EUR 31.62	12,141,542	EUR 35.11
Option plans granted				
MOP March (all but Executive Board)	3,585,642	EUR 21.92	3,806,300	EUR 22.60
Executive MOP March	60,000	EUR 21.92	120,000	EUR 22.60
MOP August	258,200	EUR 24.97	332,250	EUR 21.01
POP	—	—	26,426	EUR 21.01
	3,903,842	EUR 22.12	4,284,976	EUR 22.47
Exercised (all series)	(227,745)	EUR 24.99	—	—
Expired (all series)	(934,506)	EUR 62.04	(736,197)	EUR 36.61
Forfeited and lapsed (all series)	(1,698,275)	EUR 32.48	(570,600)	EUR 31.29
Outstanding as at December 31	16,163,037	EUR 27.57	15,119,721	EUR 31.62

The weighted average share price for the share options exercised during 2005 was EUR 27.23. During 2004 there were no exercises. The following table summarizes significant ranges of outstanding and exercisable options of VNU at December 31, 2005:

	Options outstanding as at December 31, 2005			Number exercisable (fully vested) as at December 31, 2005		
Exercise price ranges	Number of options	Weighted average exercise price	Weighted average remaining life	Number of options	Weighted average exercise price	Weighted average remaining life
EUR 21.01 to EUR 24.97	10,861,126	EUR 23.08	5.33	3,267,834	EUR 24.89	4.27
EUR 26.00 to EUR 27.27	500,211	EUR 26.57	3.74	500,211	EUR 26.57	3.74
EUR 36.15 to EUR 39.29	4,721,700	EUR 37.46	2.25	4,721,700	EUR 37.46	2.25
EUR 57.15 to EUR 64.70	80,000	EUR 59.80	4.42	80,000	EUR 59.80	4.42
	16,163,037			8,569,745		

As of December 31, 2005, the aggregate intrinsic value for outstanding options is EUR 54 million and for exercisable options is EUR 11 million. The intrinsic value of all options outstanding and exercisable at December 31, 2004 was zero.

VNU applied fair value accounting as described in IFRS 2 "Share-Based Payments" to all share-based compensation granted after November 7, 2002 which had not vested at January 1, 2005, the effective date of IFRS 2. The compensation costs charged to the consolidated statement of income related to the VNU options plans were EUR 16 million and EUR 18 million for 2005 and 2004, respectively. For 2004, EUR 2 million was charged to discontinued operations. The fair value of the option grants was estimated using a Black-Scholes option-pricing model. The expected volatility estimates were based on the historical volatility of VNU's share price, over a period commensurate with the expected term of each respective option grant. The volatility estimate was adjusted for discrete periods of unusual market volatility, which VNU believes were not representative of VNU's historic volatility, specifically the period from September 1999 through September 2000.

Cash from exercises and taxation

Cash received from option exercises under all VNU share-based payment arrangements for the years ended December 31, 2005, was EUR 5 million. There were no exercises in 2004. The actual tax benefit realized for the tax deductions in 2005 from option exercise of the share-based payment arrangements totaled EUR 0.1 million.

The tax effects of the recognition of share-based compensation have an impact on our consolidated statement of income of EUR 9 million and none respectively, for the years ended December 31, 2005 and 2004. Cash received from options exercised and the related tax benefits are reflected within cash flows from financing activities in our consolidated statement of cash flows.

Fair Value Estimates

The expected option term was estimated at half the contractual life, based on historical data. The expected life used for share awards with market based performance conditions was assumed to equal the vesting period for the related share award. The expected dividends were based on VNU's actual historical dividend yield. The risk-free interest rate was based on a composite of euro-denominated government bonds.

The following weighted average assumptions relating to VNU's share options were used for the periods ending December 31:

	Black–Scholes fair value information	
	2005	2004
Fair value per option granted during the year	EUR 4.70	EUR 4.80
Weighted average valuation assumptions:		
Expected life (years)	3.52	3.51
Expected volatility	31.97%	32.60%
Expected dividend growth rate	1.91%	5.73%
Expected forfeiture	7.90%	6.47%
Risk-free interest rate	2.78%	2.73%

Share-based payment expense for VNU's share options is recognized on a straight-line basis over the requisite vesting period.

A summary of the nonvested VNU shares as of December 31, 2005, and changes during the year ended December 31, 2005, is presented below:

Nonvested options	Options	Weighted average grant-date fair value
Nonvested at January 1, 2005	8,252,000	EUR 5.28
Granted	3,903,842	EUR 4.70
Exercised	(217,000)	EUR 5.69
Forfeited	(904,600)	EUR 5.20
Vested	(3,440,950)	EUR 5.77
Nonvested at December 31, 2005	7,593,292	EUR 4.76

Total fair value of options vested during 2005 and 2004 were EUR 20 million and EUR 35 million, respectively.

As of December 31, 2005, there was EUR 13 million of total unrecognized compensation expense related to unvested VNU stock options. The expenses are expected to be recognized over a weighted-average period of 0.76 years.

NetRatings

Option Plans

NetRatings, a consolidated subsidiary of VNU, has stock option plans that provide for the grant of stock options exercisable into shares of NetRatings common stock to eligible employees and non-employee directors of NetRatings.

In 1998, NetRatings adopted the 1998 Stock Option Plan (the "Plan"). Under the Plan, up to 1.2 million shares of NetRatings' common stock were initially reserved for issuance. An additional 7.3 million shares of NetRatings' common stock were reserved for issuance through December 31, 2004. Options may be granted at exercise prices of no less than 85% of the fair value of the related common stock on the date of the grant (110% of fair value in certain instances), as determined by the Board of

Directors. Options generally vest over a four-year period and have a maximum term of ten years. In addition to the options granted pursuant to the Plan, NetRatings assumed a total of 26,000 options in connection with NetRatings' purchase of the remaining 80.1% interest in eRatings.

In 2005, NetRatings' Board of Directors and stockholders approved the Amended and Restated 1998 Stock Plan (the "Amended Plan"). Under the Amended Plan, NetRatings is authorized to issue restricted stock (as well as other equity-based compensation) to NetRatings' employees and members of the Board of Directors. In 2005, NetRatings issued, net of forfeitures, approximately 492,000 shares of restricted stock with a fair market value at time of issuance of approximately USD 7 million. The restricted stock issued to members of the Board of Directors vests ratably in equal annual installments over 2 years, while the restricted stock issued to NetRatings' non-executive employees vests ratably in equal annual installments over 3 years. The restricted stock issued to NetRatings' executive officers vests in its entirety on the third anniversary of the date of grant but vesting can be accelerated if specific performance criteria are achieved. The restricted stock has voting rights until canceled. The compensation expense related to these restricted stock awards is amortized over the term of the restricted stock awards using the accelerated graded vesting method.

Stock Option Expense

VNU recorded share-based payment expense from NetRatings' stock options of EUR 3 million and EUR 2 million in 2005 and 2004, respectively. The fair value of NetRatings' options grants was estimated using a Black-Scholes option-pricing model. The estimated fair value of the NetRatings options is amortized to expense over the vesting period of the options using an accelerated attribution method.

Information with respect to NetRatings stock option activity is summarized as follows:

			Stock Options Outstanding		
	Available for grant	Number of restricted stock awards	Number of stock options	Price per share (in USD)	Weighted-average exercise price (in USD)
Balance at January 1, 2004	1,398,000	—	5,033,000	0.10–106.83	10.00
Granted	(1,208,000)	—	1,208,000	10.72–20.00	11.29
Exercised	—	—	(1,649,000)	0.10–17.13	9.63
Canceled	481,000	—	(481,000)	5.40–106.83	10.81
Balance at December 31, 2004	671,000	—	4,111,000	0.10–106.83	10.43
Granted	(647,000)	545,000	102,000	18.25–18.25	18.25
Exercised	—	—	(581,000)	0.10–15.68	8.73
Released	—	(7,000)	—	—	—
Canceled	575,000	(53,000)	(522,000)	5.40–106.83	12.66
Balance at December 31, 2005	599,000	485,000	3,110,000	0.10–106.83	10.64
Options exercisable at:					
December 31, 2004			1,618,000		11.09
December 31, 2005			2,176,000		11.19

The following table summarizes information concerning NetRatings options outstanding and exercisable at December 31, 2005:

Exercise Price (USD)	Options Outstanding			Options Exercisable	
	Number of Shares	Weighted-Average Exercise Price (in USD)	Weighted-Average Remaining Term (in years)	Number of Shares	Weighted-Average Exercise Price (in USD)
0.10–5.40	62,000	4.37	5.55	50,000	4.13
5.82–5.82	548,000	5.82	7.19	273,000	5.82
5.84–9.15	343,000	7.44	6.65	216,000	7.65
9.29–11.02	166,000	10.39	6.26	137,000	10.49
11.05–11.05	684,000	11.05	8.24	255,000	11.05
11.20–12.08	361,000	11.65	6.03	339,000	11.65
12.12–12.375	89,000	12.32	5.67	85,000	12.33
12.51–12.51	456,000	12.51	5.83	456,000	12.51
12.60–15.68	327,000	13.87	5.88	311,000	13.87
16.29–106.83	74,000	30.32	6.09	54,000	30.34
0.10–106.83	3,110,000	10.64	6.74	2,176,000	11.19

26. Income Taxes

The income tax expense on profit before income tax from continuing operations amounted to EUR 20 million in 2005 (2004: income tax expense EUR 52 million). The major components of income tax expense for the years ended December 31, 2005 and 2004 are:

	December 31,	
(EUR in millions)	**2005**	**2004**
Current income tax expense:		
Current income tax charge	(10)	101
Adjustments in respect of current income tax of previous years	(18)	—
Relating to previously unrecognized tax loss, tax credit or temporary difference	—	—
Deferred income tax expense:		
Relating to origination and reversal of temporary differences	54	(3)
Relating to changes in tax rates and imposition of new taxes	(4)	—
Relating to previously unrecognized tax loss, tax credit or temporary difference	(2)	(46)
Income tax expense from continuing operations	20	52

The aggregate current and deferred tax relating to items that are charged or credited to equity are:

	December 31,	
(EUR in millions)	**2005**	**2004**
Charged or credited to equity		
Related to financial instruments	(45)	—
Related to share based compensation and other	(2)	—
	(47)	—

A reconciliation between the effective tax rate and domestic statutory tax rate is as follows:

(in %)	December 31, 2005	2004
Profit from continuing operations before tax (EUR in millions)	260	206
Dutch statutory tax rate	31.5	34.5
Jurisdictional tax rate differences, U.S. state and local taxation	8.8	7.2
Change of estimates for contingent tax matters	(25.7)	(8.3)
Changes in the recoverability of deferred tax assets	8.9	(11.2)
Change of estimates for other tax positions	(8.2)	2.8
Other	(7.6)	0.3
Effective tax rate from continuing operations	7.7	25.3

The drop of effective tax rate from continuing operations from 25.3% to 7.7% is primarily caused by the release of provisions for tax exposures (due to settlement of tax audits, and other tax claims), changes in estimates for valuation allowances, and changes of estimates for other tax positions. Furthermore the effective tax rate is affected by the mix of earnings and differing tax rates within the various regions and jurisdictions.

In assessing the realizability of deferred tax assets, VNU considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon generating future taxable income during the periods in which those temporary differences become deductible. VNU takes into account the scheduled reversal of deferred tax liabilities, tax contingencies, projected future taxable income and tax strategies in making this assessment.

In order to fully realize the deferred tax asset, VNU will need to generate future taxable income in the countries where the unused losses, tax credits and deductible temporary differences were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, VNU believes it is probable that VNU will realize all or some portion of the benefits of these unused tax losses, credits and deductible differences.

Deferred tax assets and liabilities relate to the following balance sheet captions, of which the movements in temporary differences during the year are as follows:

(EUR in millions)	2004	Recognized in income	Recognized in equity(1)	2005
Deferred tax assets and deferred tax liabilities				
Intangible assets	(438)	(45)	—	(483)
Computer software	(58)	(2)	—	(60)
Financial instruments	5	(12)	(17)	(24)
Net operating loss carry forwards (including tax credits)	107	(3)	—	104
Deferred compensation	19	6	—	25
Deferred revenue/costs	47	(12)	—	35
Fixed assets	9	2	—	11
Employee benefits	56	(2)	—	54
Other	35	(5)	(18)	12
Net deferred tax assets (liabilities)(2)	(218)	(73)	(35)	(326)

(1) Including currency translation effects.

(2) This schedule presents deferred taxes on a net basis for balance sheet presentation, deferred tax assets and liabilities in different jurisdictions are not offset against one another.

The net deferred income tax liability is presented in the balance sheet as follows:

	December 31,	
	2005	2004
(EUR in millions)		
Deferred tax assets	68	116
Deferred tax liabilities	(394)	(334)
Deferred income taxes	(326)	(218)

As of December 31, 2005 VNU had net operating loss carryforwards of approximately EUR 734 million (2004: EUR 497 million), tax credit carryforwards of approximately EUR 20 million (2004: EUR 13 million) that will begin to expire in 2009. Due to the uncertainty of achieving sufficient profits to utilize these operating loss carryforwards, VNU currently believes it is not probable that all of these losses will be realized. VNU has not recorded a deferred tax asset of EUR 117 million (2004: EUR 94 million) which is the portion of the losses and tax credit carryforwards that are not probable to be utilized.

In addition, VNU has not recognized a deferred tax asset on deductible temporary differences in the net amount of EUR 66 million (2004: EUR 57 million), as VNU currently believes it is not probable that all of these deductible temporary differences will be realized.

As of December 31, 2005, VNU had approximately EUR 607 million of undistributed earnings of non-Dutch subsidiaries. Taxes were not provided on these undistributed earnings, as VNU has invested or expects to invest these undistributed earnings permanently offshore, and is able to control the timing of distribution. If in the future these earnings are repatriated to the United States, or if VNU determines such earnings will be remitted in the foreseeable future, or VNU is unable to control timing of any distribution, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided.

There are no income tax consequences attaching to the payment of dividends by VNU nv to its shareholders.

VNU establishes liabilities for possible assessments by taxing authorities resulting from known tax exposures including, but not limited to, intercompany transfer pricing and various other tax matters. Such amounts represent a reasonable provision for taxes ultimately expected to be paid, and may need to be adjusted over time as more information becomes known.

27. Financial Income and Financial Expense

(EUR in millions)	December 31, 2005	December 31, 2004
Financial income		
Bank interest	13	9
Income from investments	15	10
Other Interest income	1	1
Total financial income	**29**	**20**
Interest expense		
Bank borrowings	(1)	(1)
Loan interest (including convertible debenture loans)	(92)	(140)
Dividend on preferred shares	(6)	—
Finance charges under finance leases	(7)	(8)
Discounted provisions interest	(3)	(4)
Other interest expense	(3)	(2)
Interest expense reclassified to discontinued operations	—	43
	(112)	(112)
Capitalized interest	1	2
Total interest expense	(111)	(110)
Net foreign exchange transaction gains/(losses)	8	(1)
Fair value gains on financial instruments	8	—
Loans designated at fair value through profit and loss	(10)	—
Interest rate swaps—cash flow hedges, transfers from equity	(1)	—
Other gains/(losses)	(1)	1
Total financial expense	(107)	(110)
Total financial income and financial expense	(78)	(90)

28. Statement of Cash Flow

Tax payments associated with the continuing operations of VNU in 2005 were EUR 67 million. Included in investing activities on the line "acquisition of subsidiaries and unconsolidated affiliates, net of cash acquired" was EUR 37 million in relation to the contingent exposure for the D&B Legacy Tax Matters (see Note 31).

An amount of EUR 1 million and EUR 2 million of interest paid is included in "additions to property, plant & equipment and other assets" and in "additions to intangible assets" representing the amount of interest capitalized during the years ending December 31, 2005 and 2004, respectively.

29. Related Party Transactions

Our related parties consist of our investments accounted for using the equity method, our key management (see remuneration Note 33), and our subsidiaries.

A list with VNU nv's subsidiaries, joint ventures and associates is published at the Chamber of Commerce for Amsterdam, in the Netherlands and available from the Company upon request. The list is also available on the Company's website at www.vnu.com.

Related Party Transactions with Scarborough

VNU and Scarborough entered into various related party transactions in the ordinary course of business. VNU and its subsidiaries provide various services to Scarborough, including data collection, accounting, insurance administration, and the rental of real estate. VNU pays royalties to Scarborough for the right to include Scarborough data in VNU products sold directly to VNU customers. Additionally, VNU sells various Scarborough products directly to its clients, for which it receives a commission from Scarborough. The net cash payments from Scarborough to VNU as a result of these transactions were EUR 9 million and EUR 11 million in 2005 and 2004, respectively.

Obligations between VNU and Scarborough are net settled in cash on a monthly basis in the ordinary course of business.

At December 31, 2005 and 2004 the related amounts outstanding were not significant.

Other Related Party Transactions

In March 2002, with the relocation to the United States of the Chairman of the Executive Board and his family, the Chairman received a home mortgage loan from VNU in the amount of EUR 4.7 million. The loan, which is denominated in U.S. dollars, accrues interest at the rate of 6.0% per year and is collateralized by the house. Interest is due at the time that the loan is repaid, which can be no later than July 1, 2007. If at that time the value of the house is not sufficient to cover the amount of this loan plus accrued interest, VNU will absorb the difference on an after-tax basis. The carrying value of the loan receivable, including accrued interest, was EUR 4.4 million and EUR 3.6 million at December 31, 2005 and 2004, respectively, and is included as a component of other non-current financial assets.

VNU has not made or arranged for a loan or guarantee for any other member of the Executive Board or Supervisory Board.

30. Earnings Per Common Share

Basic and diluted earnings per common share were calculated using the following common share data:

(EUR in millions, except share and per share data)	December 31, 2005	December 31, 2004
Profit for the year from continuing operations	250	152
Less: Preferred share dividends, net of tax	—	(6)
Add: minority interests	—	4
Profit for the year available to common shareholders of VNU from continuing operations—basic and diluted	250	150
Profit for the year from discontinued operations, net of tax—basic and diluted	6	94
Profit for the year available to common shareholders, adjusted for the effect of preferred share dividends—basic and diluted	256	244
Weighted average number of common shares outstanding—basic	255,795,495	252,272,732
Dilutive effect of share options outstanding	107,282	947
Weighted average number of common shares outstanding—diluted	255,902,777	252,273,679
Earnings per common share—basic and diluted:		
Profit for the year from continuing operations	0.98	0.59
Profit for the year from discontinued operations	0.02	0.38
Profit for the year	1.00	0.97

In the computation of diluted earnings per common share from both continuing operations and on a profit for the year basis for the year ended December 31, 2005, the assumed conversion of the EUR 883 million, 1.75% convertible debenture loan due 2006 (Note 17) and 15.8 million share options (Note 25) were excluded since they would have had an anti-dilutive effect on earnings per common share.

In the computation of diluted earnings per common share from both continuing operations and on a profit for the year basis for the year ended December 31, 2004, the assumed conversion of the EUR 265 million 1.75% subordinated convertible debenture loan due 2004, the EUR 883 million 1.75% convertible debenture loan due 2006, and 15.1 million share options were excluded since they would have had an anti-dilutive effect on earnings per common share.

31. Commitments and Contingencies

Contractual Arrangements

VNU has entered into operating leases and other contractual obligations to secure real estate facilities, agreements to purchase data processing services and leases of computers and other equipment used in the ordinary course of business and various outsourcing contracts. Total expenses incurred under these operating leases and other contractual arrangements were EUR 110 million and EUR 317 million, respectively, in 2005 and EUR 111 million and EUR 299 million, respectively, in 2004. At December 31, 2005, the minimum annual payments under these agreements that have initial or remaining non-cancelable terms in excess of one year are listed in the following table:

(EUR in millions)	Operating leases	Other contractual obligations	Pension fund obligations(1)	Total
For the years ending December 31				
2006	103	109	24	236
2007	81	48	—	129
2008	69	30	—	99
2009	57	25	—	82
2010	51	15	—	66
Thereafter	199	9	—	208
Total	560	236	24	820

(1) Pension fund obligations relate primarily to pension plans in Europe and are based on actuarial estimates (see Note 21).

Operating Leases

VNU has entered into commercial leases on real estate, and on certain motor vehicles and office equipment, where it is not in the best interest of the Company to purchase these assets. These leases have an average life of 16, 4 and 4 years, respectively with renewal terms included in the contracts. Renewals are at the option of the specific entity that holds the lease. There are no restrictions placed upon VNU by entering into these leases.

Future minimum rentals payable under non-cancelable operating leases as at December 31, 2005 are as follows:

(EUR in millions)	2005
Within one year	103
After one year but not more than five years	258
More than five years	199
Total	560

VNU recognized rental income received under subleases of EUR 12 million and EUR 11 million in 2005 and 2004, respectively. At December 31, 2005, VNU had aggregate future minimum rental income to be received under non-cancelable subleases of EUR 90 million.

Finance Lease Commitments

VNU has finance leases for offices in Markham, Canada and Oldsmar, Florida. These leases have no terms of renewal, purchase options, or escalation clauses.

Future minimum lease payments under finance leases, together with the present value of the net minimum lease payments are as follows:

(EUR in millions)	2005 Minimum payments	2005 Present value of payments
Within one year	16	7
After one year but not more than five years	51	21
After five years	157	103
Total minimum lease payments	224	
Less amounts representing finance charges	(93)	
Present value of minimum lease payments	131	131

Guarantees and Other Contingent Commitments

The following table summarizes VNU's contingent commitments for which no liability has been accrued at December 31, 2005:

(EUR in millions)	2005
Guarantees	10
Letters of credit	1
	11

NMR, a subsidiary of VNU, has provided sub-lease guarantees in accordance with certain real estate sub-lease agreements pursuant to which VNU guarantees all rental payments upon default of rental payment by the sub-lessee. VNU does not anticipate making any significant payments under real estate sub-lease guarantees. Accordingly, no liabilities were recorded with respect to such guarantees.

In connection with the sale of World Directories in 2004, VNU has an exposure under a tax indemnity guarantee with the acquirer, pursuant to which VNU has agreed to pay any tax obligations relating to periods prior to the sale. VNU has accrued EUR 27 million at December 31, 2005 which is not included in the table above. See Note 6 for further discussion.

VNU guarantees subsidiary credit facilities with international banks totaling EUR 87 million. At December 31, 2005 no amounts were outstanding under these facilities.

VNU has no material liabilities for other guarantees arising in the normal course of business at December 31, 2005.

Letters of Credit

VNU has letters of credit outstanding to an international bank in relation to certain guarantees of real estate leases of VNU subsidiaries, which expire through 2014.

Contingent Consideration

In connection with VNU's acquisition of Nationale Vacaturebank.nl in 2004, VNU may be required to pay contingent consideration up to a maximum of EUR 11 million based on the achievement of certain EBIT targets during 2005 and 2006. A guaranteed payment of EUR 2 million was made in 2005, and an additional guaranteed amount of EUR 2 million will be made in 2006. Based on 2005 operating results, an earn out of EUR 3 million was recorded in 2005, which will also be paid in 2006.

In connection with VNU's 16% share in Trendum, VNU has a call option to acquire an additional 35% at a price based on year 2007 multiples of either EBITA or total revenues. The call option is exercisable from January 1, 2008 until 30 days after VNU's receipt of financial statements containing the information required to make the calculation. Based on current estimates, the value of the call option is not material.

In connection with VNU's acquisition of a further 15% share in VNU Business Publications Espana sa in 2004, VNU had a call option to acquire an additional 10% at a price based on the higher of an average of 2004 and 2005 multiples of EBITDA or a guaranteed amount of EUR 2 million. The call option was exercised at the end of 2005 for the guaranteed amount.

In connection with the December 2005 acquisition of Decisions Made Easy (DME), VNU may be required to pay contingent consideration based on fiscal March 2008 or fiscal March 2008 and 2009 revenue and operating profit. Sellers must notify VNU prior to January 2008 as to the basis they elect to determine the contingent purchase price. Regardless of the choice made by the sellers, a prepayment will be made in 2006 based on revenue achievement. The amount of estimated contingent consideration will be recorded in 2006 upon finalizing DME's purchase accounting.

In connection with VNU's acquisition of Audio Audit in 2005, the estimated contingent payment of EUR 0.6 million was recognized as part of the purchase price, to be paid in 2008.

Termination Agreement VNU—IMS Health

On November 17, 2005 VNU and IMS Health announced their agreement on the termination of the planned merger of the two companies.

Under the terms of the termination agreement, amongst other things, VNU has agreed to pay an amount of USD 45 million to IMS should VNU be acquired pursuant to any agreement entered into within the 12 months following the termination. For its part, IMS has agreed to pay VNU USD 15 million should IMS be acquired pursuant to any agreement entered into within the next 12 months.

Legal Proceedings and Contingencies

VNU is subject to litigation and other claims in the ordinary course of business.

In November 1996, D&B, then known as The Dun & Bradstreet Corporation ("Old D&B") separated into three public companies by spinning off the A.C. Nielsen Company ("ACNielsen") and Cognizant Corporation ("Cognizant") (the "1996 Spin-Off").

In June 1998 Old D&B changed its name to R.H. Donnelley Corporation ("Donnelley") and spun-off The Dun & Bradstreet Corporation ("New D&B") (the "D&B Spin"), and Cognizant changed its name to Nielsen Media Research, Inc ("NMR"), now part of VNU, and spun-off IMS Health Inc ("IMS Health") (the "Cognizant Spin"). In September 2000, New D&B changed its name to Moody's Corporation ("Moody's") and spun off a company now called The Dun & Bradstreet Corporation ("Current D&B") (the "Moody's spin"). In November 1999, VNU acquired NMR and in 2001 VNU acquired ACNielsen.

D&B Legacy Tax Matters

Pursuant to the agreements effecting the 1996 Spin-Off, among other things, certain liabilities, including contingent liabilities relating to the IRI Action (as defined below) and tax liabilities arising out of certain prior business transactions (the "D&B Legacy Tax Matters"), were allocated among Old D&B, ACNielsen and Cognizant under the Original JDA (as defined below).

As a result of the Cognizant Spin, IMS Health and NMR agreed they would share equally Cognizant's share of liability arising out of the D&B Legacy Tax Matters after IMS Health paid the first USD 0.1 million of such liability. NMR's aggregate liability for payments related to the D&B Legacy Tax Matters and legal fees of the IRI Action shall not exceed USD 125 million.

In connection with the acquisition of NMR, VNU recorded a liability of USD 125 million for NMR's aggregate liability for payments related to the D&B Legacy Tax Matters and legal fees of the IRI Action.

IRI

On July 29, 1996, Information Resources Inc ("IRI") filed a complaint in the U.S. District Court for the Southern District of New York, subsequently amended in 1997 (the "IRI Action"), naming as defendants Old D&B, ACNielsen, Cognizant and a predecessor of IMS Health.

The amended complaint alleged various violations of United States antitrust laws under Sections 1 and 2 of the Sherman Act. The amended complaint also alleged a claim of tortuous interference with a contract and a claim of tortuous interference with a prospective business relationship. These claims related to the acquisition by defendants of Survey Research Group Limited ("SRG"). IRI alleged SRG violated an alleged agreement with IRI when it agreed to be acquired by defendants and that defendants induced SRG to breach that agreement.

IRI's amended complaint originally alleged damages in excess of USD 350 million, which IRI asked to be trebled under antitrust laws. IRI has since filed with the Court the report of its expert who has opined that IRI suffered damages of between USD 581.6 million and USD 651.7 million from the defendants' alleged practices, which amount IRI has requested be trebled under the antitrust laws. IRI also sought punitive damages in an unspecified amount.

In April 2003, the court denied a motion for partial summary judgment by defendants seeking dismissal of certain of IRI's claims and granted in part a motion by IRI seeking reconsideration of certain summary judgment rulings the Court had previously made in favor of defendants. The motion granted by the Court concerns IRI's claims of injuries from defendants' alleged conduct in certain foreign markets.

On June 21, 2004, pursuant to a stipulation between IRI and defendants, the Court ordered that certain of IRI's claims be dismissed with prejudice from the lawsuit, including the claim for tortuous interference with the SRG acquisition. VNU believes that the dismissal of the tortuous interference claims precludes any claim for punitive damages.

On December 3, 2004, the Court entered In limine Order No. 1, which bars IRI from "arguing that Nielsen's pricing practices or discounts were illegal or anti-competitive unless it can prove they involved prices below short-run average variable cost, calculated without the inclusion of Nielsen's "Fixed Operations' costs". On December 17, 2004, IRI issued a press release, which said, in relevant part "Without this evidence, IRI believes that little would be left of IRI's case to take to trial" and that IRI had expressed its willingness to have the Court enter a final judgment against it, for the purpose of taking an immediate appeal to the Second Circuit. Defendants did not object to IRI's request and, on January 26, 2005, the parties submitted a stipulation to the Court requesting it to enter a final judgment dismissing IRI's claims with prejudice and on the merits.

On February 1, 2005, the Court entered a judgment dismissing IRI's claims with prejudice and on the merits. IRI has filed a notice of appeal to the United States Court of Appeals for the Second Circuit. Oral arguments were held on October 18, 2005.

The parties entered into a settlement agreement effective February 16, 2006. The United States Court of Appeals for the Second Circuit issued an order dismissing the case on March 7, 2006. The settlement and the order result in a complete dismissal of all claims in the IRI litigation.

The Indemnity and Joint Defense Agreement

In connection with the 1996 distribution, described below, Cognizant, ACNielsen and Old D&B entered into an Indemnity and Joint Defense Agreement (the "Original JDA"), pursuant to which they agreed to:

- allocate potential liabilities that may relate to, arise out of or result from the IRI lawsuit (referred to in this document as IRI Liabilities); and
- conduct a joint defense of such action.

In particular, the Original JDA provided that:

- ACNielsen would assume exclusive liability for IRI Liabilities up to a maximum amount to be calculated at such time as such liabilities became payable as a result of a final non-appealable judgment or any settlement permitted under the Original JDA (referred to in this document as the ACN Maximum Amount); and
- Old D&B and Cognizant would share liability equally for any amounts in excess of the ACN Maximum Amount (referred to in this document as the Old D&B Liabilities and the Cognizant Liabilities).

The ACN Maximum Amount was to be determined by an investment banking firm as the maximum amount that ACNielsen is able to pay after giving effect to:

- any recapitalization plan submitted by such investment bank that is designed to maximize the claims-paying ability of ACNielsen without impairing the investment banking firm's ability to deliver a viability opinion and without requiring shareholder approval; and
- payment of interest on the ACN Notes and related fees and expenses.

The Original JDA also provided that if it becomes necessary to post any bond pending an appeal of an adverse judgment, then Cognizant and Old D&B shall obtain the bond required for the appeal, and each shall pay 50% of the costs of such bond, if any, which cost will be added to IRI Liabilities.

As contemplated by the terms of a distribution agreement dated as of October 28, 1996 among ACNielsen, Old D&B and Cognizant, pursuant to which shares of Cognizant and ACNielsen were distributed to the shareholders of Old D&B (i) New D&B in connection with the D&B Spin, and Current D&B, in connection with the Moody's spin, provided undertakings to ACNielsen to be jointly and severally liable for the Old D&B Liabilities, and (ii) IMS Health, in connection with the Cognizant Spin, provided an undertaking to ACNielsen to be jointly and severally liable for the Cognizant Liabilities. Pursuant to a distribution agreement dated as of June 30, 1998, between Nielsen Media Research and IMS Health, IMS Health and Nielsen Media Research agreed that, as between themselves, IMS Health will assume 75%, and Nielsen Media Research will assume 25%, of any payments to be made in respect of the IRI Action under the Original JDA or otherwise, including any legal fees and expenses related thereto incurred in 1999 or thereafter.

In 2001, ACNielsen was acquired by VNU. VNU assumed ACNielsen's obligations under the Original JDA, and pursuant to the Original JDA, VNU, as parent, was to be included with ACNielsen for purposes of determining the ACN Maximum Amount.

The Amended and Restated JDA

Effective June 30, 2004, VNU entered into an Amended and Restated Indemnity and Joint Defense Agreement with Donnelley, Current D&B, Moody's and IMS Health (referred to in this document as the Amended JDA).

Pursuant to the Amended JDA, any and all IRI Liabilities incurred by Donnelley, Current D&B, Moody's or IMS Health relating to a judgment (even if not final) or any settlement being entered into in the IRI action will be jointly and severally assumed and fully discharged exclusively by us.

Under the Amended JDA, VNU has agreed to, jointly and severally, indemnify Donnelley, Current D&B, Moody's and IMS Health from and against all IRI Liabilities to which they become subject. As a result, the concept of "ACN Maximum Amount" which used to cap ACNielsen's liability for the IRI Liabilities no longer exists and all such liabilities are VNU's responsibility pursuant to the Amended JDA. In addition, the Amended JDA provides that if it becomes necessary to post any bond pending an appeal of an adverse judgment, then VNU shall obtain the bond required for the appeal and shall pay the full cost of such bond.

In connection with entering into the Amended JDA, the parties agreed to amend certain covenants of the Original JDA to provide operational flexibility for ACNielsen going forward. In addition, the Amended JDA includes certain amendments to the covenants of ACNielsen which are designed to preserve such parties' claim-paying ability and protect Donnelley, Current D&B, Moody's and IMS Health. Among other covenants, ACNielsen agreed that neither they nor any of their respective subsidiaries will incur any indebtedness to any affiliated person, except indebtedness which its payment will, after a payment obligation under the Amended JDA comes due, be conditioned on, and subordinated to, the payment and performance of the obligations of such parties under the Amended JDA.

It is VNU's position that the settlement and dismissal of the IRI lawsuit renders the Amended JDA without any further force and effect. VNU understands that several of the other parties to the amended JDA may disagree with VNU's position.

erinMedia

erinMedia, llc filed a lawsuit in federal district court in Tampa, Florida on June 16, 2005. The suit alleges that Nielsen Media Research ("Nielsen") violated Federal and Florida state antitrust laws by attempting to maintain a monopoly in the market for producing national television audience measurement data. The complaint does not specify the amount of damages sought, but does request that the court terminate Nielsen's contracts with the four major national broadcast television networks. On November 17, 2005, the court granted Nielsen's motion to dismiss in part, and dismissed erinMedia's affiliated company, ReacTV, and its claims. The case is now in discovery on the remaining claims by erinMedia.

On January 11, 2006, erinMedia filed a related action against Nielsen alleging violations of federal and state false advertising and unfair competition law. Nielsen moved to dismiss this related action on February 22, 2006; that motion is currently pending.

Although it is too early to predict the outcome of either case, VNU believes both actions are without merit.

Except as described above, there are no other pending actions, suits or proceedings against or affecting VNU which, if determined adversely to VNU, would in its view, individually or in the aggregate, have a material effect on VNU's business, results of operations, financial condition and prospects.

32. Events After Balance Sheet Date

IRI Settlement

On February 16, 2006, VNU announced that it had entered into a settlement agreement of the 1996 antitrust litigation brought by Information Resources, inc (IRI) against Dun & Bradstreet, ACNielsen and IMS Health. On March 7, 2006, the United States Court of Appeals for the Second Circuit issued an order dismissing the case. The settlement and the order result in a complete dismissal of all claims in the IRI litigation.

Under the settlement agreement, VNU agreed to a payment of USD 55 million (EUR 47 million), which, after tax, resulted in a EUR 28 million charge to 2005 earnings, since this settlement provided evidence of conditions that existed at the balance sheet date. It is VNU's position that the settlement and dismissal of the IRI lawsuit renders the Amended JDA without any further force and effect. VNU understands that several of the other parties to the Amended JDA may disagree with VNU's position.

Agreement to Public Offer

On March 8, VNU and Valcon Acquisition bv ("Valcon") announced that they have agreed to a public offer for VNU that values the company's equity at EUR 7,500 million, or EUR 28.75 per common share. Valcon is controlled by a private-equity group consisting of affiliated funds of AlpInvest Partners nv, The Blackstone Group lp, The Carlyle Group, Hellman & Friedman llc, Kohlberg Kravis Roberts & Co. L.P. and Thomas Lee Partners lp. The Supervisory and Executive Boards of VNU, after giving due consideration to the strategic, financial and social aspects of the proposed transaction, unanimously support the offer and conclude that it is in the best interests of shareholders and all other stakeholders of VNU, and they unanimously recommend that shareholders accept the offer.

While the intended offer from Valcon is pending, no dividend on common shares will be declared or paid. Valcon has agreed to pay to VNU a termination fee equal to two percent of the transaction value if Valcon has willfully and materially breached the merger protocol and the offer conditions have been satisfied or such willful and material breach is the sole reason that the offer conditions have not been satisfied. The members of the private equity consortium have guaranteed this payment on a several basis. VNU has agreed to pay a termination fee to Valcon equal to one percent of the transaction value in certain circumstances if VNU recommends or pursues an alternative transaction. VNU has also agreed to reimburse Valcon's transaction expenses up to EUR 30 million if not at least 95% of the ordinary shares have been tendered into the offer and certain other offer conditions have been satisfied or waived.

As disclosed in Note 31, a successful consummation of the transaction with Valcon would result in a USD 45 million termination payment to IMS Health. Following this offer, Standard & Poor's on January 17, 2006, lowered its credit rating to BBB- and maintained the Credit Watch with negative

implications. This was reconfirmed on March 8, 2006, following an agreement by VNU and the private equity consortium on the public offer for the company. On the same date, Moody's Investors Service downgraded VNU from Baa2 to Ba1 and the rating remains under review for further downgrade.

33. Remuneration

Remuneration Policy for Members of the Executive Board

The remuneration of members of the Executive Board is proposed by the Remuneration and Nomination Committee and established by the Supervisory Board, with due observation of the remuneration policy adopted by the General Meeting of Shareholders. The current policy has been adopted by the General Meeting of Shareholders on April 20, 2004 and amended on November 16, 2004, and April 19, 2005. Assisted by independent consultants, the Remuneration and Nomination Committee regularly reviews market developments; it recommends adjustments of the structure or the level of remuneration if and when it deems such changes necessary. The members of the Remuneration and Nomination Committee are selected among the members of the Supervisory Board. Currently the Remuneration and Nomination Committee is constituted by Mr. F.L.V. Meysman (Chairman), Mr. A.G. Jacobs, and Mr. R. Dahan.

VNU's remuneration policy has to be internationally competitive. The remuneration system is designed to attract and retain highly qualified business people and to provide incentives for superior performance. The remuneration system also endeavors to align the interests of senior executives with the interests of shareholders. In order to evaluate Executive Board remuneration packages, they are compared with those of Dutch (amongst others Wolters Kluwer and Reed Elsevier), U.S. (e.g. IMS Health and McGraw-Hill) and other peer companies and competitors (e.g. Pearson and Thomson).

The remuneration structure for the Executive Board is designed to balance short-term operational performance with the longer-term objectives of the Company. The bonus targets and performance conditions reflect the key drivers for value creation and medium-to long-term growth in shareholder value. Variable pay is a significant part of the remuneration packages, because VNU is convinced that a significant variable remuneration component encourages the performance of the individual Executive Board members and of the Executive Board as a whole. Depending on where the Executive Board member is located, the relative importance of the variable versus the non-variable remuneration component can be different in individual remuneration packages. The performance criteria VNU applies to determine variable pay are in line with the Company's corporate goals and internationally broadly accepted. Furthermore, in line with international best practice, VNU has decided to pay future long-term incentive plan awards in VNU shares instead of cash.

The Remuneration and Nomination Committee generally sets the performance criteria and target levels for each Executive Board member at the beginning of the performance period. Subsequently, at the end of the performance period, actual performance is measured and verified and the pay-out determined by the Remuneration and Nomination Committee.

Remuneration of Members of the Executive Board

At present, both members of the Executive Board reside in the United States. In the course of 2005, Mr. R.A. Ruijter relocated from the Netherlands to the United States. A former member of the Executive Board, Mr. M.P. Connors, resigned as of April 1, 2005.

On November 17, 2005 it was announced that Mr. R.F. van den Bergh would step down as CEO and member of the Executive Board. Mr. Van den Bergh has agreed to stay until the Supervisory Board has completed its search for a successor.

Base Salary

Base salaries are usually fixed in the currency of the country where the member of the Executive Board resides. In 2005 and 2004, base salaries of members of VNU's Executive Board were as follows:

Base salary	Resident	2005	2004
R.F. van den Bergh (CEO)	US	USD 778,500	USD 768,635
R.A. Ruijter(1)	NL/US	EUR 470,000	EUR 39,167
M.P. Connors(2)	US	USD 175,000	USD 700,000

(1) Mr. Ruijter was appointed to the Executive Board effective December 1, 2004.

(2) Mr. Connors resigned from the Board effective April 1, 2005. For the period April 1 through June 30, 2005, Mr. Connors continued as Chairman and CEO of the MMI group and received a salary of USD 175,000.

Annual Bonus

In 2005, of the annual bonus, 75% was based on achievement by VNU of an Earnings per Share (EPS) target and 25% was based on achievement of individual targets (as reviewed by the Remuneration and Nomination Committee). Until 2005, bonus awards were linked to Cash Earnings per Share.

As of 2005, a threshold and maximum have been added to the corporate target. There will be no payment in case EPS is less than 80% of the target. If 80% of the target is achieved, 50% of the quantitative portion of the cash incentive will be paid; if 120% or more of the target is achieved, a maximum of 150% of the quantitative part of the cash incentive will be awarded. This plan was approved by the Extraordinary General Meeting of the Shareholders on November 16, 2004.

This table states the actual bonuses accrued during 2005 and 2004. The table also contains the target bonus amounts that each Board member could have earned in each of 2005 and 2004. As of 2005, in the case of superior performance, bonus payouts can exceed the target amount by a maximum of 50%.

	2005		2004	
Annual bonus	Target Bonus	Accrued Bonus	Target Bonus	Actual Bonus
R.F. van den Bergh	USD 778,500	USD 998,426	USD 778,500	USD 778,500
R.A. Ruijter	EUR 300,000	EUR 396,000	—	—
M.P. Connors	—	—	USD 700,000	USD 700,000

The bonuses accrued in 2005 reflect an achievement of 119% of the EPS target; 75% of Mr. Van den Bergh's individual targets; and 90% of Mr. Ruijter's individual targets. The 2005 bonuses are expected to be paid in April 2006. Mr. Ruijter participates in the annual bonus plan as of 2005.

Executive Equity Participation Plan

Under the Executive Equity Participation Plan, Executive Board members may defer half of the annual bonus they have actually earned into VNU Restricted Share Units (RSUs). VNU will match the RSUs with an equal number of RSUs. The Executive Equity Participation Plan was introduced in 2004, with the first grants awarded in early 2005. Vesting of the match component of the RSUs is under a suspensory condition and requires three years of service, calculated from the day the RSUs are granted. In addition, Executive Board members are required to hold the underlying shares for an additional two years. During the six months' period prior to retirement, Executive Board members cannot receive RSUs. The cost of the matching RSUs will be amortized over a four-year period.

The first RSU grant in 2005 was based on the actual annual bonus for financial year 2004:

2004 Executive Equity Participation Plan	2004 bonus	Deferral(1)	Deferral (in bonus RSUs)(2)	2005 Matching RSUs	2005 Accrual
R.F. van den Bergh	USD 778,500	EUR 297,387	13,567	13,567	USD 97,313(3)

(1) One half of 2004 bonus, converted to Euro using April 20, 2005 rate of USD 1.00 = EUR 0.764.

(2) Converted to RSUs using share price on March 18, 2005 of EUR 21.92.

(3) Accrual attributable to second year of four-year amortization period.

Mr. Ruijter will participate beginning with the 2005 plan (RSUs granted in early 2006 based on 2005 bonus). The cost of the matching RSUs will be amortized over a four-year period, starting with financial year 2005. Therefore, in 2005 an amount of EUR 49,500 was charged to the statement of income.

Mr. Connors did not participate in the plan due to his departure as a member of the Executive Board on April 1, 2005.

Mr. Van den Bergh will not participate in the 2005 plan. He will receive a payout in cash of the 2004 plan based on the VNU share price on the date he relinquishes the CEO position.

VNU Share Option Plan

Members of VNU's Executive Board participate in the VNU Share Option Plan (SOP). Options under the SOP give holders the right to obtain common shares of VNU. Executive Board options are unconditionally vested after 3 years. The number of options granted to members of the Executive Board is dependent upon the performance of VNU's share price in relation to the share price of a peer group of nine other companies ("Total Shareholder Return"). Options are typically awarded in the second half of March in any year, approximately ten days after the publication of the prior years' annual results. The exercise price is equal to the closing share price on the date of grant.

Through 2005, the procedure to determine the number of options granted to the members of the Executive Board was as follows:

(1) Comparison of VNU's share price with the share price of the following nine companies: GfK, IMS Health, McGraw-Hill, Pearson, Primedia, SEAT/Eniro, Reed Elsevier, TPI and Wolters Kluwer. The 2005 grant was based upon a comparison covering the period March 29, 2002 through December 31, 2004.

(2) When VNU's share price performance is in the range of the share price performance of the top three peer companies, each member of the Executive Board is granted a maximum of 60,000 options. When VNU's share price performance is in line with the performance of the lowest three peer companies, each member of the Executive Board receives 20,000 options. If performance is in the range of the middle segment, an award of 40,000 options is granted.

The first 20,000 options have an option term of 10 years. Other options, if granted, have an option term of 7 years. Conditions regarding granted options will not be modified during the term of the options, except for technical changes such as stock splits, and always in accordance with established market practices.

As of August 4, 2003, SEAT, one of VNU's peers, is no longer quoted. Therefore, for the purpose of the 2004 option award (granted in 2005), it was decided to include SEAT's share price performance for the period March 29, 2002 through August 3, 2003 and to include Eniro as a peer successor effective August 4, 2003 through December 31, 2004. As a result of the disposal of the Directories group, for the purpose of the 2005 option award (to be granted in 2006), it has been decided to remove the directory companies Eniro and TPI from VNU's peer group. They have been replaced by WPP and Taylor Nelson Sofres effective January 1, 2005. For the period preceding that date, SEAT (March 28, 2003 through August 3, 2003) and Eniro (August 4, 2003 through December 31, 2004) are still part of the peer group.

As of 2006, the number of options to be granted will change. Performance in line with the top three peer companies will result in a grant of 80,000 options. If performance is in the range of the

middle segment, 50,000 options will be awarded. In case performance is in line with the lowest segment, no options will be granted. Through this change, VNU's policy for granting options will become compliant with best practice provision II.2.2 of the Dutch Corporate Governance Code.

In 2005, as a result of the share price performance in the period from March 29, 2002 through December 31, 2004, Messrs. Van den Bergh and Ruijter were each granted 20,000 options, which all have a ten-year term. In accordance with Mr. Ruijter's employment contract, he received an additional 20,000 options in 2005, which have a 7-year term. The exercise price of EUR 21.92 was established at the date of grant (March 18, 2005). According to the calculation as explained in Note 25, these options can be valued at EUR 111,400 and EUR 204,000 for Messrs. Van den Bergh and Ruijter respectively.

Mr. Connors did not receive an option grant in 2005 due to his departure as a member of the Executive Board on April 1, 2005.

In 2006, as a result of the share price performance in the applicable period (March 29, 2003 through December 31, 2005), Mr. Ruijter will not be granted any share options. Mr. Van den Bergh will not receive options due to his impending departure.

Mr. Van den Bergh's existing options will continue in accordance with their original terms after he relinquishes the CEO position.

Long-Term Incentive Plan

VNU's Long-Term Incentive Plan (LTIP) provides for payments to individual members of the Executive Board once every three years, to the extent they have achieved, during the three preceding years, corporate targets and individual targets, which can be of a qualitative or quantitative nature. In case responsibilities of an Executive Board member change during a three-year LTIP-period, the Remuneration and Nomination Committee will adjust the performance criteria. In line with international best practice, LTIP awards for Executive Board members will be payable in VNU shares instead of cash.

Under the 2005-2007 LTIP, 45% of the incentive target is linked to growth in VNU's Earnings Before Interest Taxes Depreciation and Amortization (EBITDA); 45% is linked to Total Shareholder Return (TSR) as compared to a peer group (see discussion of VNU Share Option plan for companies included in the peer group); and the remaining 10% is defined by individual targets. The maximum amount payable is 150% of the target for each of the performance criteria.

The amounts accrued beginning in 2005 for VNU's current LTIP are as follows:

LTIP	Cash Target	Performance share unit equivalent	2005 Accrual	Term of the current LTIP
R.F. van den Bergh	USD 2,100,000	70,954	EUR 377,107	01/01/2005 – 12/31/2007
R.A. Ruijter	EUR 1,410,000	64,887	EUR 344,863	01/01/2005 – 12/31/2007

Because of the change in VNU's business portfolio, the introduction of new accounting standards and the movement from payment in cash to payment in shares, Mr. Van den Bergh's former LTIP—in effect as of January 1, 2004—was terminated and replaced by the new three-year plan based on the new performance criteria. Upon termination of the former LTIP, Mr. Van den Bergh was paid USD 595,000 charged to 2004.

Mr. Connors LTIP was terminated effective December 31, 2004 as he was leaving the Company. Upon termination of the former LTIP, Mr. Connors was paid the pro-rata portion of his three-year target which was USD 833,000.

Mr. Van den Bergh will receive a pro-rated payout for the 2005-2007 performance period of one third of the performance share units. These units will be converted to cash based on the VNU share price on the date he relinquishes the CEO position. An additional EUR 285,598 has been accrued for this payout.

Pension and Retirement Benefits

Pension rights to Mr. Van den Bergh and Mr. Ruijter are covered by the Dutch Foundation "Stichting Pensioenfonds VNU", which covers defined benefit plans for Dutch employees. The benefit accrual for Mr. Van den Bergh and Mr. Ruijter is 2% of the pension base per annum. In 2005 the

pension benefit of Mr. Van den Bergh was increased to provide him with a pension at age 60 of 60% of his base salary. In connection with this increase an additional accrual of EUR 600,000 has been made in 2005. Mr. Ruijter will receive 70% of his current base salary. Beginning in 2006, a portion of Mr. Ruijter's bonus can be made pensionable (2.25%).

Mr. Van den Bergh and Mr. Ruijter both participate in the U.S. 401K plan (defined contribution plan). The following accruals were made in 2005 and 2004:

Pension and Retirement Benefits	2005	2004
R.F. van den Bergh	EUR 278,677	EUR 220,902
	EUR 600,000	
	USD 6,300	USD 6,150
R.A. Ruijter	EUR 273,088	EUR 16,243
	USD 4,415	
M.P. Connors	USD 11,693	USD 35,294

Executive Termination Plans

If an Executive Board member's employment is terminated by VNU other than for cause or voluntary resignation, the following will apply:

Mr. Van den Bergh: In case of termination other than for cause and voluntary resignation, Mr. Van den Bergh will receive twelve months' salary. This payment will be increased by one month's salary for every full year of service from the age of 40, plus an additional 2% for every full year of service. For the purpose of these calculations, 5 years of additional service were awarded to Mr. Van den Bergh in the year 2000. In connection with the monthly salary, the proportional monthly part of 50% of the cash incentive of the annual bonus plan will be included in the termination payment. In case of termination as a result of change-of-control, the above mentioned amount will be multiplied by 1.5, but the total pay-out will not exceed sixty months' salary (for this calculation, the monthly salary is defined as described above).

In no event will the total payment amount to more than would have been paid if monthly salary, as defined above, had continued until Mr. Van den Bergh's retirement in May 2010.

Mr. Ruijter: Mr. Ruijter's contract provides for a notice period of six months for VNU and three months for Mr. Ruijter. Mr. Ruijter was appointed for a period of approximately four years. In case of termination of employment, other than for cause and voluntary resignation, Mr. Ruijter will receive an amount equal to one year of base salary.

Mr. Connors: Mr. Connors resigned from VNU effective July 1, 2005. He remained on the Executive Board until April 1, 2005 and continued as Chairman and CEO of the MMI group until June 30, 2005. In accordance with his agreement with VNU, Mr. Connors received two years of base salary and targeted annual incentive (USD 2,800,000). In addition the Company paid him a pro-rated portion of the three-year targeted LTIP. In the second half of 2005, he was also entitled to the continuation of certain fringe benefits following his departure from the Company. These benefits were valued at USD 157,502.

Other Benefits

During 2005, Mr. Van den Bergh received a payment in honor of his 25 year anniversary with VNU in the amount of 1/12 of his annual salary (USD 64,875). During 2005 and 2004 Mr. Van den Bergh received automobile assistance.

During 2005, Mr. Ruijter received housing related assistance totaling USD 293,297, a portion of which includes gross-up for U.S. income tax purposes, and automobile assistance. In connection with his relocation to the United States, USD 214,222 of costs were incurred.

Total Remuneration

For the years ended December 31, 2004, and 2005, total base salaries, accrued annual bonuses, share options, long-term incentives and pension and retirement benefits amounted to:

Total Remuneration Amounts	Total Remuneration		Variable Remuneration as a % of Total Remuneration	
	2005	2004	2005	2004
(in EUR)				
R.F. van den Bergh(1)	2,923,515	2,248,366	46.7	62.3
R.A. Ruijter	2,146,998	205,410	46.3	73.0
M.P. Connors	275,572	4,311,012	—	86.2
Total	5,346,085	6,764,788		

(1) EUR 600,000 of the 2005 total is a one-time accrual due to a change in pension.

All 2005 U.S. dollar amounts have been translated into Euro amounts at the weighted average exchange rate in 2005 of USD 1.00 = EUR 0.80. For 2004, the average rate was USD 1.00 = EUR 0.81.

The total remuneration for 2005 does not include expenses related to Mr. Van den Bergh's resignation. The total costs will be dependent on the timing of his departure, and are in accordance with prior agreements. The Company has estimated these expenses to be EUR 3,617,600 and has taken a charge against 2005 earnings for this amount. An additional EUR 285,598 has been charged to 2005 based on the termination of the Long Term Incentive Plan as described above.

Director's Loan

In March 2002, in connection with the relocation to the United States of the Chairman of the Executive Board and his family, the Chairman received a home mortgage loan from VNU in the amount of USD 4,140,000. The loan accrues interest at the rate of 6.0% per year. Interest is due at the time that the loan is repaid, which can be no later than July 1, 2007. If at that time the value of the house is not sufficient to cover the amount of this loan plus accrued interest, VNU will absorb the difference on an after-tax basis.

VNU has not made or arranged for a loan or guarantee for any other member of the Executive Board or Supervisory Board.

Common stock holdings of members of the Executive Board and members of the Supervisory Board:

Shares	Balance at December 31,	
	2005	2004
Executive Board		
R.F. van den Bergh	2,571	2,522
R.A. Ruijter	1,314	1,289
Supervisory Board		
J.L. Brentjens	10,086	10,086
Total	13,971	13,897

Common Stock Option Holdings of Members of VNU's Executive and Supervisory Boards

As of December 31, 2005, current members of the Executive Board and one member of the Supervisory Board (granted during his service as a member of the Executive Board) held 380,000 options to acquire common shares, consisting of 40,000 options from the series 2000; 80,000 options from the series 2001; 120,000 options from the series 2002; 40,000 options from the series 2003; 40,000 options from the series 2004; and 60,000 options from the series 2005. These options grant the

option holders the right to acquire VNU common shares. VNU issues new shares if and when stock options are exercised. During 2005, no options were exercised by Executive Board members.

The most important conditions for exercising options by members of either Board do not differ from those which are applicable to other members of senior management. These conditions are described in Note 25. Beginning in 2004, options awarded to members of the Executive Board will vest after three years. All other options have already vested.

It is VNU's policy not to grant options to members of the Supervisory Board.

Details of VNU stock options (including number of options, expiration dates and exercise prices) held by members of the Executive and Supervisory Boards are presented below.

Stock Options	Balance at January 1, 2005	Granted	Expired	Balance at December 31, 2005	Expiration date	Exercise price in EUR
Executive Board						
R.F. van den Bergh	40,000		40,000	—	06/02/05	59.80
	20,000			20,000	06/02/10	59.80
	20,000			20,000	03/23/06	39.29
	20,000			20,000	03/23/11	39.29
	40,000			40,000	03/22/09	36.50
	20,000			20,000	03/22/12	36.50
	20,000			20,000	03/21/10	24.92
	20,000			20,000	03/21/13	24.92
	20,000			20,000	03/18/11	22.60
	20,000			20,000	03/18/14	22.60
		20,000		20,000	03/18/15	21.92
Sub-total	240,000	20,000	40,000	220,000		
R.A. Ruijter		20,000		20,000	03/18/12	21.92
		20,000		20,000	03/18/15	21.92
Sub-total	—	40,000	—	40,000		
Supervisory Board						
G.S. Hobbs (former member of the Executive Board)	40,000		40,000	—	06/02/05	59.80
	20,000			20,000	06/02/10	59.80
	20,000			20,000	03/23/06	39.29
	20,000			20,000	03/23/11	39.29
	40,000			40,000	03/22/09	36.50
	20,000			20,000	03/22/12	36.50
Sub-total	160,000	—	40,000	120,000		
Total	400,000	60,000	80,000	380,000		

Remuneration of Other Key Management Personnel

There are three other executives designated as Key Management: Mr. M. Marchesano, President & CEO—Business Media U.S.; Mr. S.M. Schmidt, President & CEO—VNU Marketing Information; and Ms. S.D. Whiting, President & CEO—VNU Media Measurement & Information and Nielsen Media Research. All reside in the United States.

The remuneration of Key Management is established by the "Executive Board. VNU s remuneration systems should be internationally competitive; attract, motivate, and retain highly qualified business people; align the interests of senior executives with the interests of shareholders; and balance short-term operational performance with longer-term objectives.

For the years ended December 31, 2005 and 2004, the table on the next page summarizes their remuneration, including: base salaries, accrued annual bonuses, equity based remuneration including share options and restricted stock units, long-term incentives, pension and retirement benefits, and

other benefits including housing assistance, automobile assistance, financial planning, and/or country club dues.

Amounts in (Euros)	2005	2004
Base Salary	1,172,000	1,132,460
Annual Bonus	1,156,000	779,739
Equity Based Remuneration	889,095	744,267
Long-Term Incentive Plans	869,344	957,276
Pension & Retirement Benefits(1)	304,706	(530,859)
Other Benefits	238,167	205,913
Total	4,629,312	3,288,796

(1) 2004 amount revised to reflect modification to a retirement plan.

All 2005 and 2004 U.S. dollar amounts have been translated into Euro amounts at the weighted average exchange rate in 2005 of USD 1.00 = EUR 0.80 and in 2004 of USD 1.00 = EUR 0.81.

Remuneration of Members of the Supervisory Board

In order to align the remuneration level of the members of VNU's Supervisory Board with the average level at companies of similar size and structure, VNU increased the annual remuneration of each member of the Supervisory Board by EUR 5,000 in each of the years 2005 and 2006. Accordingly, the remuneration of the Chairman, the Vice Chairman and each of the other members of the Supervisory Board will amount to EUR 45,000, EUR 40,000 and EUR 35,000, respectively, for the financial year 2005 and to EUR 50,000, EUR 45,000 and EUR 40,000, respectively, for the financial year 2006. Furthermore, effective 2005, VNU increased the compensation for the Chairman and each of the members of the Audit Committee to EUR 10,000 (from EUR 7,000) and EUR 8,000 (from EUR 5,000), respectively.

No options or shares are granted to members of the Supervisory Board and none of the members of the Supervisory Board accrued any pension rights.

	2005		2004
Remuneration for 2005	Membership	Committees	Total
Amounts in (Euro)			
A.G. Jacobs	45,000	8,000	45,000
F.L.V. Meysman	40,000	5,000	40,000
J.L. Brentjens	35,000	8,000	35,000
R. Dahan	35,000	5,000	35,000
P.A.F.W. Elverding	35,000	10,000	37,000
G.S. Hobbs	35,000	—	30,000
A. van Rossum	24,519	—	—
Total	249,519	36,000	222,000

34. First-Time Adoption of International Financial Reporting Standards

IFRS 1, "First-time Adoption of International Financial Reporting Standards", prescribes the procedures that VNU followed when adopting IFRS for the first time as its primary basis for preparing its consolidated financial statements. Due to the requirements of IFRS 1 for first-time adopters, the accounting policies should, in principle, be applied retrospectively to VNU's IFRS opening balance sheet at the date of transition, which is January 1, 2004. IFRS 1 also includes a number of optional exemptions and mandatory exceptions from this principle, and the most significant decisions made by VNU in respect of the exemptions and exceptions are described below.

Business Combinations

VNU has elected not to apply IFRS 3, "Business Combinations", retrospectively to business combinations that took place before the date of transition. As a result, in the opening balance sheet, goodwill arising from past business combinations remains as stated under Dutch GAAP at

December 31, 2003, except for certain other adjustments and reclassifications required to be made between goodwill and intangible assets, as discussed later in this note. This goodwill has been tested for impairment at the date of transition.

Employee Benefits

VNU has elected to apply the transition exemption under IFRS 1 which allows recognition of all cumulative unrecognized actuarial gains and losses in relation to employee benefit schemes at the date of transition. This exemption allows VNU to adopt the corridor approach prospectively from the date of transition.

Financial Instruments

As permitted by IFRS 1, VNU has elected to use January 1, 2005 as its transition date for the adoption of IAS 32, "Financial Instruments: Disclosure and Presentation", and "IAS 39, Financial Instruments: Recognition and Measurement" (as amended on June 16, 2005 to include the use of the Fair Value Option). Consequently, the IFRS opening balance sheet as of January 1, 2004, the IFRS consolidated statement of income for 2004, and the IFRS balance sheet as of December 31, 2004 do not reflect any impact from the recognition, classification or measurement provisions of IAS 32 or IAS 39. For the balance sheet as of January 1, 2005, hedge accounting has been applied only to the relationships that qualified for hedge accounting under Dutch GAAP and also meet the requirements of IAS 39. Additionally, under the provisions of the "fair value option" amendment to IAS 39, VNU has irrevocably designated two of its debt issues, along with their embedded derivatives, as financial instruments at "fair value through profit or loss" as of January 1, 2005 and has recorded the corresponding gains and losses in financial income and financial expense, respectively, in 2005.

Share-Based Payments

Consistent with IFRS 2, "Share-based Payment", VNU applied the standard to options granted after November 7, 2002 which are unvested at January 1, 2005. This has no impact on the opening equity in the IFRS opening balance sheet as of January 1, 2004 since all share-based payment plans existing at that date are equity settled.

Assets Classified as Held for Sale and Discontinued Operations

VNU has elected to apply the provisions of IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations", to non-current assets (or disposal groups) that meet the criteria to be classified as held for sale and operations that meet the criteria to be classified as discontinued operations as from January 1, 2004.

Reconciliations of Equity as of January 1, 2004 and December 31, 2004 and Net Income for the Year 2004

Reconciliation of VNU's issued capital and reserves as reported in the consolidated financial statements under Dutch GAAP to its capital and reserves attributable to VNU's equity holders under IFRS as of January 1, and December 31, 2004:

(EUR in millions)		January 1, 2004	December 31, 2004
Issued capital and reserves under Dutch GAAP		**4,066**	**3,957**
Intangible assets	(a)	—	114
Deferred tax liability for identified intangible assets	(b)	(529)	(433)
Income taxes	(b)	12	36
Revenue recognition	(c)	(118)	(99)
Employee benefits	(d)	(35)	(11)
Provisions	(e)	46	(7)
Leases	(g)	(4)	(7)
World Directories book gain and other tax items	(h)	43	—
Other adjustments	(i)	11	1
Equity attributable to equity holders of VNU under IFRS		**3,492**	**3,551**

Reconciliation of the net earnings for 2004 reported in the Dutch GAAP consolidated financial statements to the profit for the year attributable to the equity holders of VNU under IFRS:

(EUR in millions)		2004
Dutch GAAP net earnings 2004		**163**
Goodwill amortization and impairment charges	(a)	247
Amortization of identified intangible assets	(a)	(100)
Deferred taxes for identified intangible assets	(b)	33
Income taxes	(b)	30
Revenue recognition	(c)	(5)
Employee benefits	(d)	(16)
Provisions	(e)	(47)
Share-based payments	(f)	(21)
Leases	(g)	(4)
World Directories book gain and other tax items	(h)	(19)
Other adjustments	(i)	(11)
IFRS profit for the year 2004 attributable to equity holders of VNU		**250**

Explanation of the Effect of the Transition to IFRS

The following is an explanation of the reconciling items shown above and changes that impact classification and presentation but do not give rise to amounts in the reconciliations.

(a) Business Combinations, Goodwill, and Intangible Assets

Under Dutch GAAP, acquired goodwill was capitalized and amortized over its estimated useful life. IFRS 3 requires that goodwill is not amortized, but is subject to an annual impairment test. As a result, VNU reversed 2004 goodwill amortization and impairment charges of EUR 247 million recorded under Dutch GAAP. Any 2004 Dutch GAAP impairment charges related to VNU's 2004 recognition of deferred tax assets of a prior business combination, which were not initially valued in the purchase price accounting, were not reversed for IFRS. The resulting tax gain was recognized in the statement of income, and the goodwill associated with the business combination was reduced by an equal amount.

VNU conducted an impairment test of the IFRS goodwill balance at January 1, 2004 and at December 31, 2004 in accordance with IAS 36, "Impairment of Assets". As part of the implementation of IFRS, VNU defined its cash generating units, which differ from the level at which goodwill was tested under Dutch GAAP. As a result of the impairment tests, no impairment charges were recorded at January 1, 2004 or at December 31, 2004.

Under Dutch GAAP, VNU classified intangible assets such as trade names, trade shows, customer contracts, and other intangible assets under a single account called publishing rights. As part of VNU's conversion to IFRS, those intangibles which met the criteria of IAS 38, "Intangible Assets", as well as previously recognized software assets, have been separately accounted for and are presented under "Other intangible assets' at an amount of EUR 1,679 million as of January 1, 2004, with no net impact on equity. As of January 1, 2004, these intangibles are amortized (except for indefinite-lived intangibles), which resulted in an additional amortization charge of EUR 100 million in 2004, whereas under Dutch GAAP, these intangibles were not amortized.

At December 31, 2004, the impact to equity of EUR 114 million is primarily related to the reversal of Dutch GAAP amortization, offset by incremental IFRS amortization during 2004.

(b) Deferred Tax Liability for Identified Intangible Assets/ Income Taxes

IAS12, "Income Taxes", requires recognition of a deferred tax liability for almost all differences between the carrying amount of an asset or liability in the balance sheet and its tax base. A deferred tax liability should therefore be recognized on the intangible assets that are acquired as part of a business combination, requiring an adjustment of EUR 529 million under IFRS to account for the deferred tax liability relating to the intangible assets separately recognized under IFRS. According to the IFRS transition methodology applied by VNU, goodwill and the carrying value of the intangible assets are not changed as a result of the transition to IFRS, except in specific circumstances. Therefore, the recognition of the deferred tax liability on intangible assets was charged to retained earnings upon

adoption of IFRS. At December 31, 2004, the impact to equity for the recognition of the deferred tax liabilities is EUR 433 million. The amortization of the IFRS deferred tax liability results in an increase to 2004 profit of EUR 33 million. The remaining difference between the January 1, 2004 opening and December 31, 2004 closing equity adjustments, relates to the impact of foreign currency translation of EUR 38 million, since the deferred taxes are denominated in U.S. dollars, as well as the positive equity impact of EUR 25 million resulting from the disposal of VNU's Directories group.

The income taxes line in the reconciliations includes the tax impact of all other IFRS adjustments, as well as principle differences between Dutch GAAP and IFRS related to income tax. The overall tax impact of these other adjustments is an increase to equity of EUR 12 million and EUR 36 million at January 1, 2004 and December 31, 2004, respectively, and an increase of the 2004 IFRS profit for the year of EUR 30 million.

(c) Revenue Recognition

Under IFRS, revenues in 2004 are EUR 461 million lower than under Dutch GAAP. This decrease is primarily explained by the deconsolidation of joint ventures, the reclassification of the Directories group to discontinued operations, and changes in accounting principles for revenue recognition.

The Company changed its revenue recognition policies upon adoption of IFRS, as described below. For further information on revenue recognition policies, see Note 3.

Revenues from retail, television audience, and Internet measurement are recognized over the period that the services are performed and information is delivered to the customer, whereas under Dutch GAAP, revenue was generally recognized over the period that services were rendered.

Revenues from customized research services are recognized as value is delivered to the customer. The pattern of revenue recognition for these contracts varies depending on the terms of the individual contracts, and maybe recognized proportionally or deferred until the end of the contract term and recognized when the final report has been delivered to the customer. Under Dutch GAAP, revenue was recognized using a percentage of completion method, whereby revenues and costs were deferred and recognized by reference to the stage of completion.

As a result of the change in revenue recognition policies, profit for the year 2004 under IFRS is EUR 5 million lower, and shareholders' equity is reduced EUR 118 million and EUR 99 million at January 1, 2004 and December 31, 2004, respectively.

When the Business Information group sells goods or services to an agent or distributor at a discount, revenues are recorded at the fair values of the total consideration received, which may include both cash received from the agent or distributor, and services performed by the agent or distributor, to the extent that the fair value of the services performed by the agent or distributor is determinable. Under Dutch GAAP, such transactions were recorded based only on the net cash received from the customer. The result is that revenues and cost of sales are both increased by an amount of EUR 32 million under IFRS in 2004.

(d) Employee Benefits

Under Dutch GAAP, VNU accounted for pensions and other post- employment benefits in accordance with U.S. GAAP SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Plans other than Pensions". VNU's IFRS opening balance sheet as of January 1, 2004 reflects the implementation of IAS 19, "Employee Benefits".

For the implementation of IAS 19, VNU has recognized the funded status, at January 1, 2004, of the defined benefit obligation (PBO) sofar as this is not covered by provisions or net pension assets in the Dutch GAAP balance sheet. The deficit in the Dutch GAAP balance sheet has been charged against retained earnings in the IFRS opening balance sheet at January 1, 2004.

In the Dutch GAAP balance sheet, VNU had recognized a minimum pension liability for the deficit determined on the accumulated benefit obligation (ABO) level, as required under SFAS No. 87. As an ABO is not recognized under IAS 19, the minimum pension liability related entries have been reversed, partly offsetting the aforementioned recognition of the deficits on a PBO basis.

The impact on profit under IFRS in 2004 was EUR 16 million as a result of a one-time item relating to employee benefits, and the net impact on shareholders' equity is a reduction of EUR 35 million and EUR 11 million at January 1, 2004, and December 31, 2004, respectively.

(e) Provisions

IFRS sets a higher threshold for the recognition of restructuring charges for employee terminations than was required under Dutch GAAP. IFRS requires that a termination plan be communicated to the affected employees in order to recognize a liability within the reporting period, whereas Dutch GAAP allowed the recognition of the liabilities at the balance sheet date, as long as certain requirements were met before the annual report was issued. Under IFRS, any accretion charge related to a discounted provision will be recorded as interest expense and included in financial expense. In addition, certain other provisions recorded under Dutch GAAP did not meet the IFRS criteria for recognition and are reversed in the reconciliation to IFRS. Altogether, the impact of restructuring charges and other provisions on equity was an increase of EUR 46 million at January 1, 2004, and a decrease of EUR 7 million at December 31, 2004. The impact on profit was a reduction of EUR 47 million for the year ended December 31, 2004.

(f) Share-Based Payments

Under Dutch GAAP, VNU did not record any charges for employee share options, because all of the options granted to employees were issued at an exercise price equal to the price of VNU's shares on the date of grant (the options were granted "at the money"). IFRS 2 requires VNU to recognize compensation charges in its statement of income for all employee share options. The compensation charges are recognized over the vesting period of the options, based upon the fair values of the options granted to the employees, with a corresponding increase in other reserves. The fair values are computed using a Black-Scholes option pricing model, as described in Note 25. VNU also recorded share-based compensation charges for NetRatings' employee share options based on the fair value of those options.

As prescribed by IFRS 1, the Company began recording share-based compensation charges for options granted after November 7, 2002, which were unvested at January 1, 2005. As a result, VNU recorded additional expense of EUR 21 million during the year ended December 31, 2004, with no impact to shareholders' equity at January 1, 2004 or at December 31, 2004.

(g) Leases

IAS 17, "Leases", requires a more formal assessment of lease classification than was previously applied under Dutch GAAP. As a result of the assessment performed under IAS 17, VNU recognized certain leases as finance leases, which were previously classified as operating leases under Dutch GAAP.

VNU had previously entered into separate sale and leaseback arrangements for two office buildings in its North American operations. While these were classified as operating leases under Dutch GAAP, the Company's assessment under IAS 17 and a related interpretation, SIC 27, "Evaluating the Substance of Transactions Involving the Legal Form of a Lease", concluded that these arrangements will be accounted for as financings under IFRS.

The impact on the December 31, 2004 balance sheet was an addition of EUR 107 million included in assets and EUR 111 million in liabilities relating to the lease adjustments above, while the net impact to capital and reserves was a reduction of EUR 4 million at January 1, 2004, and a reduction of EUR 7 million at December 31, 2004. The total impact to profit was a reduction of EUR 4 million for the year-ended December 31, 2004.

(h) World Directories Book Gain and Tax Items

As a result of differences in book basis under IFRS, the gain realized on the sale of World Directories in 2004 increased by EUR 24 million. This increase was offset by EUR 43 million of additional tax charges under IFRS in 2004 related to a review of World Directories' tax position at the time VNU began the divestiture process.

(i) Other Adjustments

Other adjustments primarily include the impact of differences related to capitalized internal use software, and the impact of capitalization of interest costs.

Classification and Presentation

Discontinued Operations

VNU has chosen to apply IFRS 5 as of January 1, 2004, as it sold the Directories group in 2004. As a result, revenues and the other lines in the consolidated statement of income do not include the operations of the Directories group. Instead, the income from operations and gain on sale of the Directories group is presented in a separate section of the consolidated statement of income.

Interests in Joint Ventures

Under Dutch GAAP VNU's interests in jointly controlled entities were accounted for by proportionate consolidation, which means that VNU combined its share of the joint ventures' individual assets and liabilities on a line-by-line basis with similar items in VNU's financial statements. Under IFRS, VNU has elected to use the equity method of accounting for jointly controlled entities.

Other Differences in the Consolidated Balance Sheet

IFRS requires a different presentation than was required under Dutch GAAP. Consequently, VNU has reclassified certain elements of the balance sheet, of which the most significant are as follows:

Under IFRS, software that is not deemed a part of related hardware is classified within intangible assets. Consequently, software amounting to EUR 187 million as of January 1, 2004 has been reclassified from property, plant & equipment to other intangible assets;

Under IFRS, for share dividends issued, the fair value amount of the additional shares issued should be transferred from retained earnings to additional paid-in-capital. Therefore, approximately EUR 221 million of retained earnings was reclassified to additional paid-in-capital as of January 1, 2004 related to share dividends granted prior to the IFRS transition date of January 1, 2004;

Deferred tax items are presented as non-current assets or liabilities separately on the face of the balance sheet;

All balance sheet items must be classified as an asset, a liability or as equity under IFRS. Consequently, no balance sheet items can be presented between non-current liabilities and capital and reserves.

Reconciliation of Equity as of January 1, 2005

As permitted by IFRS 1, VNU adopted IAS 32 and IAS 39 (as amended on June 16, 2005 to include the use of the Fair Value Option) as of January 1, 2005. The impact of implementing IAS 32 and IAS 39 on equity attributable to equity holders of VNU as of January 1, 2005 is as follows:

(EUR in millions)	IAS 32/39 Impact
Equity attributable to equity holders of VNU under IFRS as of December 31, 2004	**3,551**
Borrowings valued at amortized cost	(64)
Derivatives at fair value	42
Net investment hedges	9
Cash flow hedges	(11)
Preferred shares (reclassification to Borrowings)	(97)
Tax impact of IAS 32/39 adjustments	2
Equity attributable to equity holders of VNU under IFRS as of January 1, 2005	**3,432**

The Impact of Financial Instruments on the Opening Balance Sheet as of January 1, 2005

Companies that have an IFRS adoption date before January 1, 2006 may choose not to restate their comparatives for IAS 32 and IAS 39. VNU has elected to apply this IFRS 1 exemption, which

means that January 1, 2005 is the "IAS 32/39 transition date". The impact on VNU's financial information of implementing IAS 32/39 as from January 1, 2005 is as follows:

Borrowings are stated at amortized cost using the effective interest method or at fair value;

Derivatives are recognized at fair value in the balance sheet as from January 1, 2005. Currency and interest rate swaps are shown separately on the balance sheet, which results in an increase of VNU's gross debt by EUR 525 million. Unless hedge accounting is applied, the full change in the fair value will impact the financial results in the statement of income and therefore profit for the year. Hedge accounting is applied to hedge relationships that were accounted for as hedges under Dutch GAAP and that met the IAS 39 criteria for hedge accounting as of January 1, 2005;

Preferred shares are no longer classified as equity but are included in borrowings and classified under non-current liabilities. Dividends on preferred shares will be classified as interest and included in financial expense;

VNU has elected to apply the IAS 39 Fair Value Option to its 1.75% convertible debenture loan and the 6.75% debenture loan (EMTN) that the Company partially bought back in January 2005, irrevocably designating these loans as "at fair value through profit or loss";

Capitalized transaction costs of loans are no longer recognized as an asset, but instead as a deduction from borrowings. The amortization of such transaction costs, using the effective interest method, is reclassified from operating expenses to financial expense;

Upon adoption of IAS 32, VNU reclassified EUR 643 million of bank overdrafts from cash and cash equivalents to borrowings because VNU does not have a legally enforceable right to offset such overdrafts against our positive cash balances.

Consolidated IFRS Balance Sheets

(EUR in millions)	January 1, 2004	December 31, 2004	January 1, 2005
ASSETS			
Current assets			
Cash and cash equivalents	352	2,045	2,688
Other financial assets	127	121	121
Trade and other receivables	708	549	549
Other current assets	176	124	114
	1,363	2,839	3,472
Non-current assets			
Goodwill	5,504	3,579	3,579
Other intangible assets	1,679	1,451	1,451
Property, plant & equipment	377	370	370
Deferred tax assets	141	116	119
Investments accounted for using the equity method	248	52	52
Pension assets	65	60	60
Other financial assets	75	78	657
Other non-current assets	68	70	70
	8,157	5,776	6,358
TOTAL ASSETS	9,520	8,615	9,830
LIABILITIES AND EQUITY			
Current liabilities			
Bank overdrafts	—	—	643
Accounts payable and other current liabilities	726	628	591
Deferred revenue	396	334	334
Income tax payable	154	41	41
Borrowings and other financing	399	167	167
Provisions	28	46	46
	1,703	1,216	1,822
Non-current liabilities			
Provisions	454	415	415
Post employment benefit liabilities	200	158	158
Deferred tax liabilities	368	334	334
Borrowings and other financing	3,131	2,759	3,487
Other non-current liabilities	98	103	103
	4,251	3,769	4,497
TOTAL LIABILITIES	5,954	4,985	6,319
Capital and reserves attributable to VNU's equity holders			
Share capital	52	53	50
Additional paid in capital	2,563	2,640	2,551
Retained earnings	1,564	1,669	1,732
Other reserves	(687)	(811)	(901)
	3,492	3,551	3,432
Minority interests	74	79	79
Total equity	3,566	3,630	3,511
TOTAL LIABILITIES AND EQUITY	9,520	8,615	9,830

Balance Sheet

Note	(EUR in millions)	December 31 2005	December 31 2004
	ASSETS		
	Non-current assets		
4	Financial assets	6,148	5,144
5	Other non-current assets	98	15
		6,246	5,159
	Current assets		
6	Cash and cash equivalents	5	1,801
7	Other current assets	2	15
		7	1,816
	TOTAL ASSETS	**6,253**	**6,975**
	EQUITY AND LIABILITIES		
8	**Shareholders' equity**		
	Share capital	51	53
	Additional paid in capital	2,623	2,640
	Retained earnings	1,847	1,669
	Other reserves	(372)	(811)
		4,149	3,551
9	**Provisions**	—	95
	Non-current liabilities		
10	Borrowings and other financing	1,567	2,531
	Current liabilities		
11	Accounts payable and other current liabilities	7	70
10	Borrowings and other financing	530	728
		537	798
	TOTAL EQUITY AND LIABILITIES	**6,253**	**6,975**

Statement of Income

Note	(EUR in millions)	For the year ended December 31, 2005	For the year ended December 31, 2004
12	Share of net-income of subsidiaries, associates and joint ventures	264	194
	Selling, general and administrative expenses	(61)	(32)
	Financial income/expense	53	95
	Income tax expense	—	(7)
12	**Profit attributable to Equity Holders of VNU**	**256**	**250**

(EUR in millions)	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Total shareholders equity
Balance, January 1, 2004	52	2,563	1,564	(687)	3,492
Currency translation adjustments	—	—	—	(145)	(145)
Total income and expense for the year recognized directly in equity	—	—	—	(145)	(145)
Profit for the year	—	—	250	—	250
Total income and expense for the year	—	—	250	(145)	105
Common share dividends	1	78	(139)	—	(60)
Preference share dividends	—	—	(6)	—	(6)
Share-based compensation	—	—	—	21	21
Share movements of majority owned subsidiaries	—	(1)	—	—	(1)
Balance, December 31, 2004	53	2,640	1,669	(811)	3,551
Impact of IAS 32/39 adoption	(3)	(89)	63	(90)	(119)
Balance, January 1, 2005	50	2,551	1,732	(901)	3,432
Currency translation adjustments	—	—	—	499	499
Revaluation reserve	—	—	—	2	2
Net unrealized gain on available-for-sale securities	—	—	—	5	5
Cash flow hedges	—	—	—	5	5
Total income and expense for the year recognized directly in equity	—	—	—	511	511
Profit for the year	—	—	256	—	256
Total income and expense for the year	—	—	256	511	767
Common share dividends	1	68	(141)	—	(72)
Share option exercise	—	6	—	—	6
Share-based compensation	—	—	—	18	18
Share movements of majority owned subsidiaries	—	(2)	—	—	(2)
Balance, December 31, 2005	**51**	**2,623**	**1,847**	**(372)**	**4,149**

1. Basis of Presentation

The statutory accounts of VNU nv are prepared on the basis of Dutch law and regulations and are in accordance with the provision of article 362-8 of Book 2 of the Dutch Civil Code. The accounting policies used are the same as in the consolidated financial statements. Investments in subsidiaries are accounted for at net asset value. The accounting principles are explained in Note 3 of the consolidated financial statements.

In conformity with article 402, Book 2 of the Dutch Civil Code, a condensed statement of income is included in the VNU nv accounts.

2. Change of Accounting Policies

As a result of application of the provision of article 362-8 of Book 2 of the Dutch Civil Code, which allows the use of the same accounting principles as for the consolidated financial statements, the 2004 comparatives have been amended retrospectively to reflect the implementation of IFRS. The primary changes are related to the amount of investment in subsidiaries and the related equity.

For a more detailed explanation of these changes see the explanation of the effect of transition to IFRS in Note 34 of the consolidated financial statements.

3. Legal Restructuring

Effective on June 30, 2005, the two legal entities previously held by the Company—VNU Beheer bv and VNU Finance bv—legally merged with and into the Company and ceased to exist. Effective July 1, 2005, a significant portion of the Company's assets and liabilities were split off to a newly incorporated subsidiary—VNU Holding and Finance bv—including among others, cash, receivables from subsidiaries and the derivative financial instruments. VNU Holding and Finance bv is a Dutch legal entity managed in the Netherlands and acts as the Group's finance and holding company.

4. Financial Assets

	December 31,	
	2005	2004
(EUR in millions)		
Share in equity of subsidiaries		
Balance at December 31, prior year	2,317	2,611
IFRS adjustments	—	(515)
Balance at January 1,	2,317	2,096
Share in net earnings of subsidiaries, associates and joint ventures	264	194
Net effect restructuring	1,426	—
Other changes	49	27
Balance at December 31,	4,056	2,317
Financing		
Balance at December 31, prior year	2,827	5,320
Reclass other stocks & shares to fixed assets—other	—	(21)
Balance at January 1,	2,827	5,299
Changes in loans	(852)	(2,484)
Changes in receivables from subsidiaries	100	18
Changes in interest receivable	17	(6)
Balance at December 31,	2,092	2,827
Total financial assets	6,148	5,144

In relation to the merger of VNU Finance bv and VNU Beheer bv with and into VNU nv on June 30, 2005, the carrying value of the merged subsidiaries was EUR 4,450 million. As a result of the split-off of assets and liabilities to the newly formed subsidiary, the financial asset balance as at December 31, 2005 increased by EUR 1,426 million.

A list with VNU subsidiaries, associates and joint ventures is published at the Chamber of Commerce for Amsterdam in the Netherlands and available from VNU upon request. The list is also available on VNU's website www.vnu.com.

5. *Other Non-Current Assets*

In the 2004 financial statements "other stocks and shares" were included in financing, and are now included in non-current assets. An amount of EUR 92 million at December 31, 2005 relates to the difference between nominal value and market value of the loans transferred to VNU Holding & Finance bv as described above.

6. *Cash and Cash Equivalents*

	December 31	
	2005	2004
(EUR in millions)		
Cash at bank and in hand	5	16
Money market funds	—	1,785
	5	1,801

7. *Other Current Assets*

	December 31	
	2005	2004
(EUR in millions)		
Interest receivable	—	1
Deferred bank fees	—	12
Other receivables	2	2
	2	15

8. *Shareholders' Equity*

	December 31,	
	2005	2004
(EUR in millions, except share and per share data)		
Common shares, EUR 0.20 par value, 550,000,000 shares authorized; 257,073,932 and 253,757,620 shares issued at December 31, 2005 and 2004, respectively	51	51
Priority shares, EUR 8.00 par value, 500 shares authorized, issued and outstanding	—	—
7% preferred shares, EUR 8.00 par value, 150,000 shares authorized, issued and outstanding	—	1
Series A preferred shares, EUR 8.00 par value, 13,750,000 shares authorized, none issued or outstanding	—	—
Series B cumulative preferred shares, EUR 0.20 par value, 25,000,000 shares authorized; 7,200,000 shares issued and outstanding	—	1
Total share capital	51	53

Issued Common Shares

	December 31,	
	2005	2004
(Actual number of units)		
Balance at January 1,	253,757,620	250,323,801
Common share dividend	3,088,567	3,433,819
Exercise of management and personnel options	227,745	—
Balance at December 31,	257,073,932	253,757,620
Common shares held in treasury	15,136	15,136

Other Reserves

	December 31,	
	2005	2004
(EUR in millions)		
Cumulative translation differences in consolidated financial statements(1)	(421)	(833)
Cash flow hedge reserves(1)	(5)	—
Revaluation reserve(1)	2	—
Net unrealized gains/(losses)(1)	13	—
Reserve for share-based compensation	39	22
Other reserves	(372)	(811)

(1) These components of other reserves are part of legal reserves.

A roll forward schedule of the other reserves is included in Note 22 of the consolidated financial statements.

Legal Reserves

Legal reserves are non-distributable to shareholders due to certain legal restrictions in the Netherlands. Included in the legal reserve are the accumulated earnings from joint-ventures and associates net of the dividends received, of EUR 9 million and EUR 7 million at December 31, 2005 and 2004, respectively, and the reserve for capitalized development costs of internally developed software of EUR 164 million and EUR 120 million at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, the legal reserve totals to EUR 188 million and EUR 127 million, respectively. Other components included in the legal reserve are the cash flow hedge reserve, the revaluation reserve, the unrealized gains and losses reserve and the foreign currency translation reserve to the extent that they do not individually carry a deficit balance.

9. *Provisions*

The provision for tax exposures as at December 31, 2004 of EUR 95 million has been split-off to VNU Holding & Finance bv.

10. *Borrowings and Other Financing*

	Balance at December 31, 2005		Balance at December 31, 2004	
	Current	Non-current	Current	Non-current
(EUR in millions)				
Bank overdrafts	—	—	567	—
Subordinated loans	47	94	45	136
Convertible loans	335	—	—	—
Preferred shares	—	97	—	—
Other borrowings and financing	148	1,376	116	2,395
	530	1,567	728	2,531

Except for the USD 150 million 7.60% debenture loan, all borrowing and other financing is recorded in the accounts of VNU nv.

For a further discussion of the external borrowings see Note 17 of the consolidated financial statements.

11. Accounts Payable and Other Current Liabilities

	December 31	
	2005	2004
(EUR in millions)		
Income taxes	—	25
Accrued salaries and bonuses	2	3
Interest to be paid to third parties	—	41
Other	5	1
	7	70

12. Notes to the Statement of Income

VNU nv's statement of income reflects net income from subsidiaries, wages and salaries and other operating costs, and financial income and expense. Financial income and expense includes interest expense on VNU's borrowings, offset by interest income on loans to subsidiaries.

13. Employees

VNU nv currently employs the two members of VNU's Executive Board (2 fte). For further information on remuneration of the Executive Board see Note 33 of the consolidated financial statements.

14. Guarantees

VNU nv guarantees the following:

	Amount	Expiration of Commitments
(EUR in millions)		
Nielsen Media Research, inc USD 150 million 7.6% debenture loan	127	6/15/2009
Hosting Agreement with IBM	46	6/30/2010
Financial Lease Markham, Canada	21	n/a
NMR office leases	127	6/19/2023
VNU Inc ABN AMRO credit Facility	42	n/a
VNU bv/VNU Ireland ING credit facility	45	n/a

In addition, VNU nv guarantees credit facilities available for our subsidiaries or associates. At December 31, 2005, nothing was drawn-down by our subsidiaries or associates. Future rental and hosting services obligations are guaranteed for several of VNU's subsidiaries.

For most of VNU nv's Dutch subsidiaries, declarations of liability were filed in accordance with Article 403 Book 2 of the Netherlands Civil Code.

Executive Board

R.F. van den Bergh, CEO
R.A. Ruijter, CFO

Supervisory Board

A.G. Jacobs, Chairman
F.L.V. Meysman, Vice Chairman
J.L. Brentjens
R. Dahan
P.A.F.W. Elverding
G.S. Hobbs
A. van Rossum

Haarlem, March 7, 2006

Other Data

Proposed Appropriation of Net Profit

(EUR in millions)	December 31, 2005	December 31, 2004
Dividend on priority shares	—	—
Dividend on preferred shares(1)	—	6
Dividend on common shares	30	139
Withdrawal of/addition to retained earnings	226	105

(1) As of January 1, 2005, preferred shares, which require payment of dividends, are classified as liabilities with the related dividends recognized in the statement of income as financial expense.

Profit Appropriation According to the Corporate Bylaws

The Executive Board with the approval of the Supervisory Board determines the size of the provisions that are charged to the profit of the current financial year.

From this profit after provisions, the appropriate level of dividends has been determined as follows: EUR 0.45, is distributed on all priority shares; EUR 0.64, is distributed on all 7% preferred shares, and finally a dividend is distributed on all series A preferred shares, if issued. This dividend is calculated based on the paid-in part of the nominal amount, of which the dividend equals the average weighted percentage of the EURIBOR for 12 month cash loans for the accounting year, increased by 1%. In case profits are insufficient to pay the previously mentioned distribution on series A preferred shares, the distribution will be charged against one or more reserves, to be designated by the Executive Board, with the exception of the share premium reserve formed upon the issuance of the series B and 7% preferred shares.

If possible, a dividend will be distributed on the series B preferred shares equal to a percentage calculated on the nominal amount, increased by the amount of share premium, which was paid upon the first issue of these shares, by taking the arithmetical average of the effective proceeds of certain government loans, possibly increased by an addition amounting to a maximum of two hundred and fifty basis points. For the 7,200,000 shares outstanding this percentage is 6.22%. If in any financial year the distributions have not been made, the provisions will only apply during the subsequent financial years after the deficit has been recovered.

The remaining balance of the profit is fully available to the General Meeting of Shareholders. However, priority shares and preferred shares cannot receive more than the fixed dividend.

The Foundation "Stichting tot beheer van de Prioriteitsaandelen in VNU nv"

The priority shares of VNU are held by the foundation "Stichting tot Beheer van de Prioriteitsaandelen in VNU nv" managed by all members of the Supervisory Board and the Executive Board of VNU nv.

The meeting of the holders of priority shares have the right to make up a binding nomination for the appointment of managing directors and supervisory directors.

Under the articles of association of VNU, the following actions require approval of the meeting of holders of priority shares:

(a) issuance of shares and granting of options;

(b) limitation of pre-emptive rights;

(c) call for payment on preference shares;

(d) a resolution of the managing board regarding a payment in kind on VNU shares;

(e) repurchase and sale of repurchased shares;

(f) reduction of capital;

(g) determination of number of managing/supervisory directors;

(h) amendment of the articles of association or dissolution of VNU.

Declaration of Independence

The board of the foundation "Stichting tot Beheer van de Prioriteitsaandelen in VNU nv" and the Executive Board of VNU together declare that in their opinion "Stichting tot Beheer van de Prioriteitsaandelen in VNU nv" is independent from VNU as referred to in section 10 of Appendix X to the Listing and Issuing rules issued by Eurolist by Euronext Amsterdam nv.

The foundation "Stichting tot Beheer van de Prioriteitsaandelen in VNU nv" is managed by:

A.G. Jacobs, Chairman

R.F. van den Bergh, Secretary

J.L. Brentjens

R. Dahan

P.A.F.W. Elverding

G.J. Hobbs

F.L.V. Meysman

R.A. Ruijter

A. van Rossum

The Foundation "Stichting VNU"

The objective of the foundation "Stichting VNU" is to serve the interests of the company and the businesses operated by the company and its related group companies in such a way that the interests of the company, its businesses and all those involved are secured in the best possible way and influences that could affect the company's interests, independence, its continuity and or identity, will to its maximum capability be resisted. "Stichting VNU" will additionally perform all actions related to or conducive to the previously mentioned objectives.

In case the board of the foundation judges it necessary to achieve the objective of the foundation, it can decide to use its option, which was obtained for an indefinite period of time, to acquire as many preferred shares A as is needed to match the number of votes on all common shares, preferred B shares and 7% preferred shares outstanding.

Declaration of Independence

The board of the foundation "Stichting VNU" and the Executive Board of VNU together declare that in their opinion "Stichting VNU" is independent from VNU as referred to in section 2, subsection b I of Appendix X to the Listing and Issuing rules issued by Euronext Amsterdam nv.

The foundation "Stichting VNU" is managed by:

P.J. Kalff, Chairman

M.W. den Boogert, Vice Chairman/Secretary

R.H.P.W. Kottman

Report of the Trustee

Report for the financial year 2005 in reference to:

The 1.75% unsubordinated convertible debenture loan issued in 2001, payable in 2006, originally in the amount of EUR 1,150,000,000 by VNU nv.

Pursuant to article III, 2 of the Trust deed notarized by Mr. Ch.M. Stokkermans on May 18, 2001, and modified on July 26, 2002.

We report the following:

Unless purchased or redeemed at an earlier date or converted in accordance with the Trust deed, the debentures will be redeemed at par on May 18, 2006. Until the fourteenth stock exchange day before the redemption date, the debentures are convertible into common shares of VNU nv at EUR 0.20 at a conversion rate that now amounts to EUR 59.50.

During 2005, no debentures were offered for conversion and 549,958 debentures at EUR 1,000 were purchased by VNU nv. Accordingly, at December 31, 2005, the outstanding debenture loan amounted to EUR 333,042,000.

Pursuant to article I, 7 of the Trust deed, VNU has deposited in the name of the Trustee as many shares as are required in order for the complete conversion of all outstanding debentures.

VNU nv is authorized to redeem the debentures at an earlier date if the closing price of common shares on 20 stock exchange days during a period of 30 consecutive days of which the last named period ends within 5 days before the date on which VNU nv notifies the Trustee regarding total early redemption, has amounted to at least 130% of the then current conversion price.

In the event that a 'Change of Control' occurs as described in the Trust deed, VNU nv will offer debenture holders the opportunity to redeem their debentures.

nv Algemeen Nederlands Trustkantoor ANT

Amsterdam, January 10, 2006

15.2 Financial data for the Financial Year 2004 and the Financial Year 2003 on the basis of Dutch GAAP

Consolidated Balance Sheet before Profit Appropriation

	December 31	
	2004	2003
(Amounts × EUR 1,000)		
Fixed assets		
Intangible assets	4,742,563	7,116,473
Property, plant and equipment	493,260	504,000
Long-term financial assets	283,063	428,652
	5,518,886	8,049,125
Current Assets		
Inventories	9,114	12,081
Accounts receivable and other current assets	684,694	959,785
Cash and cash equivalents	2,165,793	489,600
	2,859,601	1,461,466
Current liabilities	1,141,522	1,647,875
Working capital	1,718,079	(186,409)
Capital to be financed	7,236,965	7,862,716
Non-current liabilities		
Debenture loans and private placement	2,508,092	2,825,536
Other long-term liabilities	82,082	96,082
	2,590,174	2,921,618
Subordinated loans	136,134	181,512
Provision for liabilities and charges	472,367	611,490
Minority interests	80,879	81,893
Shareholders' equity		
Capital Stock	53,396	52,709
Additional paid-in capital	2,333,504	2,334,368
Retained earnings	1,407,688	1,549,174
Unappropriated net earnings	162,823	129,952
	3,957,411	4,066,203
Financing capital	7,236,965	7,862,716

(Amounts × EUR 1,000)	2004	in %	2003	in %
	Years ended December 31			
Net operating revenues	3,779,824	100.0	3,899,364	100.5
Other revenues and book gains/(losses)	896	0.0	(17,598)	(0.5)
Total revenues	3,780,720	100.00	3,881,766	100.0
Personnel costs	1,846,628	48.9	1,883,163	48.5
Raw materials and purchased services	760,172	20.1	812,573	20.9
Other operating expenses	340,956	9.0	390,324	10.1
Depreciation of property, plant and equipment	144,685	3.8	152,838	3.9
Total operating costs and expenses	3,092,441	81.8	3,238,898	83.4
Operating income before goodwill amortization and impairment charges	688,279	18.2	624,868	16.6
Goodwill amortization	(254,447)		(219,861)	
Goodwill impairment charges	(42,031)		(35,396)	
Operating income after goodwill amortization and impairment charges	400,801		387,611	
Interest income	14,714		15,292	
Interest expense	(144,724)		(154,314)	
Other financial gains and (losses)	7,207		808	
Results from financial income and expense	(122,803)		(138,214)	
Earnings before income taxes	277,998		249,397	
Income taxes	(104,840)		(112,190)	
Share in net earnings of associates	2,346		7,094	
Minority interests	(12,681)		(14,349)	
Net earnings	162,823		129,925	

Per common share (Amounts × EUR 1)	2004	Diluted 2004	2003	Diluted 2003
Earnings before goodwill amortization and impairment charges (cash earnings)	1.78	1.78	1.51	1.51
Net earnings	0.62	0.62	0.50	0.50

Consolidated Statement of Changes in Shareholders' Equity

(Amounts × EUR 1,000)	Share capital 2004	Additional paid-in capital 2004	Retained earnings 2004	Unappropriated net earnings 2004	Total equity 2004	2003
Balance at January 1	52,709	2,334,368	1,549,174	129,952	4,066,203	4,587,224
Changes in equity for the year:						
Exchange differences on translation			(191,082)		(191,082)	(564,447)
Minimum pension liability adjustment (net of tax)			(14,626)		(14,626)	(17,266)
Other direct charges to equity		(177)			(177)	(478)
Goodwill credited to equity					—	6,250
Net income recognized directly in equity		(177)	(205,708)		(205,885)	(575,641)
Net earnings for the period				162,823	162,823	129,952
Total recognized income and expense for the period		(177)	(205,708)	162,823	(43,062)	(445,989)
Appropriation earnings prior period			77,692	(77,692)	—	—
Dividends	687	(687)	(13,470)	(52,260)	(65,730)	(75,032)
Balance at December 31	53,396	2,333,504	1,407,688	162,823	3,957,411	4,066,203

(Amounts × EUR 1,000)	Years ended December 31			
	2004		2003	
Operating income of subsidiaries after goodwill amortization and impairment charges		400,801		387,611
Adjustments for:				
Book (gains) and losses, included in operating income		(896)		17,598
Depreciation of property, plant & equipment		144,685		152,838
Goodwill amortization and impairment charges		287,479		255,257
Change in provisions and other long-term liabilities		(19,679)		70,090
Change in accounts receivable and other current assets	(33,955)		8,442	
Change in inventories	(930)		2,347	
Change in current liabilities	(12,890)		(25,908)	
Change in working capital items		(47,775)		(15,119)
Cash flows from operations of subsidiaries		764,615		868,275
Interest received	17,007		21,699	
Dividends received from associates	9,052		7,569	
Interest paid	(167,821)		(144,875)	
Income taxes paid	(119,878)		(101,624)	
		(261,640)		(217,231)
Cash flows from operating activities		502,975		651,044
Acquisition of subsidiaries and associates	(82,811)		(103,741)	
Divestiture of subsidiaries and associates	2,049,316		16,996	
Investments in property, plant & equipment	(198,966)		(209,347)	
Proceeds from the sale of property, plant & equipment	5,059		19,645	
Net investments in long-term financial assets	(5,222)		(915)	
Cash flows from investment activities		1,767,376		(277,362)
Proceeds from long- and short-term debt	83,490		414,133	
Repayment of long- and short-term debt	(564,522)		(656,758)	
Dividends paid	(65,815)		(75,032)	
Cash flows from financing activities		(546,847)		(317,657)
Net cash flows		1,723,504		56,025
Foreign currency translation differences and other changes		(47,311)		(90,940)
Changes in cash and cash equivalents		1,676,193		(34,915)
Cash flows from operating activities	502,975		651,044	
Investment in property, plant & equipment	(198,966)		(209,347)	
Proceeds from the sale of property, plant & equipment	5,059		19,645	
Free cash flows		309,068		461,342

15.3 Auditors' Report

In our opinion, the financial statements of VNU for the Financial Year 2005 and the financial data for the Financial Year 2004 and the Financial Year 2003, as included in this Offer Memorandum in paragraphs 15.1 and 15.2 are consistent, in all material respects, with the financial statements for those years from which they have been derived. We issued unqualified auditors' reports on these statements on March 7, 2006, March 8, 2005 and March 9, 2004 respectively. These auditors' reports are included in the financial statements for the years referred to, which are incorporated by reference in this Offer Memorandum.

Amsterdam, March 31, 2006

for Ernst & Young Accountants

J.J. Hendriks F.A.L. van der Bruggen

16. ANNUAL GENERAL MEETING OF SHAREHOLDERS OF VNU

At 16:00 hours, Amsterdam time, on 18 April, 2006, the Annual General Meeting of Shareholders will be held at the Hotel Okura Amsterdam, Ferdinand Bolstraat 333, Amsterdam, The Netherlands, during which, among other agenda items, the Offer will be explained and discussed in compliance with the provisions of Article 9q of the Bte 1995. The information necessary for the Shareholders to adequately assess the Offer, as meant in article 9q of the Bte 1995, is included in this Offer Memorandum.

16.1 Agenda and explanatory notes of the annual general meeting 2006 also constituting the informative general meeting as referred to in section 9q of the Securities Act Decree (*Besluit toezicht effectenverkeer*) in relation to the offer for VNU

1 Opening

2 Report from the Executive Board

3 a Adoption of 2005 Financial Statements

b Discharge of the members of the Executive Board of their management responsibilities up to the date of the meeting

c Discharge of the members of the Supervisory Board of their supervisory responsibilities up to the date of the meeting

These agenda items include the proposals to adopt the 2005 financial statements and to discharge the members of the Executive Board and the Supervisory Board for the performance of their duties in the financial year 2005 and in the financial year 2006 up to and including the date of the meeting.

d Reservation and dividend policy

In accordance with the Dutch Corporate Governance Code, in this agenda item an explanation is provided of the reservation and dividend policy of VNU. In line with VNU's press release of 8 March 2006, while the intended offer for VNU is pending no dividends will be declared on the common shares. After adoption of the annual accounts of the financial year 2005 at the annual general meeting 2006, a dividend of EUR 0.45 per priority share, EUR 0.64 per 7% preferred share and EUR 0.7775 per preferred B share shall be distributed. However, since EUR 0.64 was already paid as a dividend on the 7% preferred shares, no final dividend will be paid on the 7% preferred shares. The Executive Board with the approval of the Supervisory Board, has proposed that, after payment of these customary dividends, the dividend per common share in respect of the financial year 2005 is set at EUR 0.12. On 23 August 2005, this amount was already paid as interim dividend, therefore no final dividend (slotdividend) will be paid. For other scenarios than closing of the offer, VNU has not taken a decision as to payment of dividend on its common shares.

4 Discussion on the offer for VNU

This is an agenda item for informative purposes. Reference is made to the offer memorandum that was made available to shareholders on 3 April 2006.

5 Extension and grant to the Executive Board of the authorization to acquire shares in VNU

In this agenda item it is proposed to extend and grant, until 18 October 2007, the authorization of the Executive Board to have the company acquire common shares, 7% preferred shares and preferred shares B on the stock exchange or via private transactions. The authorization applies for the maximum number prescribed in the law and the Articles of Association. As regards the common shares, the price will range between the nominal value and 110% of the stock exchange price at the time of purchase, as regards the 7% preferred shares, the preferred B shares and the priority shares the price range will be, between EUR 1 and 110% of the amount paid on them.

6 a **Extension of the designation of the Executive Board as the competent corporate body to issue common shares**

In this agenda item it is proposed to extend, until 18 October 2007 the designation of the Executive Board as the competent corporate body to issue common shares, with a maximum of 5% of the issued capital of the respective type of shares and an additional 10% of the issued capital in connection with a merger or acquisition. The designation of the Executive Board proposed in this agenda item includes the authority to grant rights to third parties to subscribe for such shares to the stated maximum.

b **Extension of the designation of the Executive Board as the competent corporate body to exclude or limit the pre-emptive rights**

In this agenda item it is proposed to extend, until 18 October 2007, the designation of the Executive Board as the competent corporate body to limit or exclude the pre-emptive right upon the issue of common shares and the granting of rights to subscribe for common shares pursuant to the designation described in 6a.

7 **Re-appointment of Independent Auditors**

In accordance with the procedures laid down in VNU's policy regarding the independence of its auditors and in accordance with Dutch law it is proposed to re-appoint the external auditors of VNU, Ernst & Young Accountants of which the auditors are members of the Royal Netherlands Institute of Registered Accountants (Koninklijk Nederlands Instituut van Registeraccountants), for the financial year 2006.

8 **Changes in the Supervisory Board**

It is proposed to re-appoint Mr. Jacobs as member of the Supervisory Board, based on a binding nomination drawn up by the meeting of holders of priority shares. Per settlement of the offer for VNU Messrs. Jacobs, Meysman, Elverding, Brentjens, Dahan and van Rossum shall resign as member of the Supervisory Board.

It is further proposed to appoint subject to the offer being declared unconditional as per settlement of the offer Messrs. A. Navab and S. Brown (representatives of Kohlberg Kravis & Roberts & Co., L.P.), M.S. Chae and R. Reid (representatives of The Blackstone Group L.P.), M.J. Connelly and E.P.S. Merrill (representatives of The Carlyle Group), S.A. Schoen and G.R. Taylor (representatives of Thomas H. Lee Partners, L.P.), I. Leigh (a representative of AlpInvest Partners N.V.), P. Healy (a representative of Hellman & Friedman LLC) and D.G. Eustace (independent within the meaning of the Dutch Corporate Governance Code) as members of the Supervisory Board, based on a binding nomination drawn up by the meeting of holders of priority shares.

Subject to the offer being declared unconditional, the Supervisory Board shall per the date of settlement of the offer consist of Mr D.G. Eustace, who will be independent within the meaning of the Dutch Corporate Governance Code, Mr G.S. Hobbs (who is independent from the Valcon Acquisition B.V.) and Messrs. A. Navab and S. Brown (representatives of Kohlberg Kravis & Roberts & Co., L.P.), M.S. Chae and R. Reid (representatives of The Blackstone Group L.P.), M.J. Connelly and E.P.S. Merrill (representatives of The Carlyle Group), S.A. Schoen and G.R. Taylor (representatives of Thomas H. Lee Partners, L.P.), I. Leigh (a representative of AlpInvest Partners N.V.) and P. Healy (a representative of Hellman & Friedman LLC), who are representatives of the Sponsors and therefore do not qualify as independent within the meaning of the Dutch Corporate Governance Code. Consequently, during the period between the date of settlement of the offer and the expected termination of the listing of the Company on Eurolist by Euronext Amsterdam N.V., the Company will not comply with Best Practice Provision III.2.1 of the Dutch Corporate Governance Code.

9 **Amendment to the articles of association**

In view of the fact that if the offer is declared unconditional (*gestand wordt gedaan*), VNU will be largely privately held and the fact that the offeror intends to de-list VNU, it is proposed to

amend the articles of association of VNU under the condition precedent of settlement declaring the offer unconditional to provide for:

Deletion of the priority shares and deletion of the preferred A shares and any and all references to such shares, holders thereof or rights relating thereto. In addition it is proposed that certain resolutions of the general meeting of shareholders require a qualified majority of the votes, as well as that certain other minor amendments are made to reflect the new ownership structure of the Company.

10 Any other business

11 Closing of meeting

16.2 General explanation:

Introduction

The complete agenda, the 2005 Annual Report, the 2005 Financial Statements, the minutes of the Annual General Meeting of Shareholders of 19 April 2005, the offer memorandum, the verbatim text of the proposed amendments to the articles of association as well as further information regarding the topics on the agenda are placed on the website of VNU N.V. ("VNU") and are open to inspection and may be obtained by shareholders free of charge at the open corporate headquarters, Ceylonpoort 5-25, 2037 AA in Haarlem, The Netherlands and from the banks involved at the addresses listed below.

Voting procedures

The procedures for voting depend on two criteria—how you hold your shares and your personal preference. Below an outline is provided of the alternatives available to investors depending on how they hold their shares: (A) either through the collective depot as referred to in the Wet giraal effectenverkeer, (B) not through the collective depot as referred to in the Wet giraal effectenverkeer and who are registered as shareholder in the register maintained by VNU or (C) American Depositary Receipts form (hereinafter also referred to as: "ADRs").

Registration Time

The Executive Board has determined that for this General Meeting of Shareholders to be held on 18 April, 2006, the persons who will be considered as entitled to vote and/or attend the General Meeting of Shareholders, are those persons who (i) on 11 April, 2006 after processing of all settlements per this date (the "Registration Time") are registered in one of the following (sub) registers and (ii) have been registered in accordance with this procedure set forth below.

The administrations held by the affiliated institutions of the Netherlands Centraal Instituut voor Giraal Effectenverkeer B.V. ("Necigef") and the register of VNU in Haarlem have been designated as (sub)registers, from which (sub)registers it appears who is entitled to the shares at the Registration Time.

Re (A) Collective Depot

Shareholders who hold their shares through the collective depot as referred to in the Wet giraal effectenverkeer and who wish to attend the General Meeting of Shareholders, must notify ABN AMRO Bank N.V. or Fortis Bank N.V. through their own bank, on ultimately 11 April, 2006 (12:00 a.m.), having their own bank submitting to ABN AMRO Bank N.V. or Fortis Bank N.V. a confirmation that the relevant shares will remain registered in the name of the holder in their administration up to and including the Registration Time. Upon receipt of the notification, ABN AMRO Bank N.V. or Fortis Bank N.V. will send these holders an admission ticket.

The rights to vote at and/or attend the General Meeting of Shareholders may only be exercised by a proxy holder provided he has been registered in accordance with the procedure set forth above. Those who have been authorized in writing shall present their power of attorney at the General Meeting of Shareholders.

Re (B) Shareholders register

Shareholders who do not hold their shares through the collective depot as referred to in the Wet giraal effectenverkeer and who are registered as shareholder in the register maintained by VNU in Haarlem, should register before 11 April 2006 (12:00 a.m.) at the offices of VNU in Haarlem.

The rights to vote at and/or attend the General Meeting of Shareholders may only be exercised by a proxy holder provided he has been registered in accordance with the procedure set forth above. Those who have been authorized in writing shall present their power of attorney at the General Meeting of Shareholders.

Re (C) ADRs

If you hold ADRs of VNU, then you have two alternatives for voting your shares on all matters presented to shareholders of VNU for a vote:

1. You may vote by completing, signing and returning the Voting Instruction Card to be provided to you by The Bank of New York by 7 April 2006. By returning a signed Voting Instruction Card, you are directing The Bank of New York to vote the ordinary shares underlying your ADRs in accordance with your instructions. The Bank of New York, in turn, will give VNU an omnibus proxy with respect to all of the instructions it has received in a timely fashion. The proxy from The Bank of New York authorizes the authorized person to attend the General Meeting of Shareholders and to vote the shares underlying your ADRs on all matters presented to shareholders of VNU for a vote, all in accordance with your instructions.

2. You may withdraw the ordinary shares underlying your ADRs from the American Depositary Share facility. Under these circumstances, you will be treated as any other holder of our bearer shares. However, please contact The Bank of New York immediately if you prefer to withdraw your shares to verify whether there is sufficient time to allow for you to withdraw your shares before 7 April 2006 and to permit you to exercise your shareholder rights at the General Meeting of Shareholders. If you withdraw your shares from the American Depositary Share facility, they will thereafter be traded in euro on the official list of Euronext Amsterdam and will no longer be eligible for trading in US dollars on the Over-The-Counter (OTC) market.

IMPORTANT: If The Bank of New York does not receive voting instructions for your ADRs by 5:00 p.m., New York time, on 7 April 2006, then it will not vote the shares underlying your ADRs.

ABN AMRO Bank N.V.

Available for inspection:
Foppingadreef 22, 1102 BS Amsterdam

Retrievable by telephone:
+31 76 579 94 55

Fortis Bank (Nederland) N.V.

Available for inspection:
Rokin 55, 1012 KK Amsterdam

Retrievable by telephone:
+ 31 20 527 24 67

Notice of the Annual General Meeting of Shareholders and of the informative general meeting as referred to in article 9q of the Bte 1995 will be given and meeting documents shall be provided in accordance with the VNU Articles of Association.

17. TAX ASPECTS OF THE OFFER

Shareholders are advised to seek independent tax advice regarding the tax consequences of tendering their Shares in the Offer, or any other transaction described in or contemplated by this Offer Memorandum. No assurances or warranties are provided with respect to the statements contained in this Section 17, versus the particular situation of any individual Shareholder and Shareholders should therefore not place undue reliance on the statements contained in this Section 17. Reference is also made to the risk factors set out in Section 5.7.3.

17.1 Dutch tax aspects of the Offer

General

The following summary describes the principal Dutch tax consequences of a disposal of the Shares under the Offer. This summary does not purport to be a comprehensive description of all Dutch tax considerations that may be relevant to a Shareholder in relation to the decision to dispose of the Shares or that may be relevant to a Shareholder in light of its particular circumstances or to Shareholders subject to a special regime, such as the exempt status of qualifying pension funds. Furthermore, this summary does not address the Dutch tax consequences to holders of stock options in relation to Shares, or the Dutch tax consequences of post-closing dividends. Each Shareholder should consult a professional tax adviser with respect to the tax consequences of a disposal of the Shares. The discussion of certain Dutch taxes set forth below is included for general information only.

This summary is based on the tax legislation, published case law, treaties, rules, regulations and similar documentation as of the date of this Offer Memorandum, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.

This summary does not address the tax consequences of the Offer for:

(i) A Shareholder who is a corporate entity and who is subject to corporate income tax, holding a qualifying participation in VNU within the meaning of article 13 of the Dutch Corporate Income Tax Act 1969. Generally speaking, a corporate Shareholder owns a qualifying participation in VNU if it owns 5 percent or more of the nominal paid-in capital of VNU.

(ii) A Shareholder who is a private individual and who holds a "substantial interest" (*aanmerkelijk belang*) in VNU, within the meaning of article 4 of the Dutch Income Tax Act 2001. Generally speaking, a Shareholder holds a substantial interest in VNU, if such Shareholder, alone or together with his or her partner (statutory defined term) or certain other related persons, directly or indirectly, holds (a) an interest of 5 percent or more of the issued capital of VNU or of 5 percent or more of the issued capital of a certain class of Shares, (b) rights to acquire, directly or indirectly, such interest, or (c) profit sharing rights (*winstbewijzen*) in VNU that relate to 5 percent or more of the annual profit of VNU or to 5 percent or more of the liquidation proceeds of VNU.

(iii) A Shareholder who is a corporate entity and who is a non-resident of The Netherlands, holding a "substantial interest", as described under (ii) above, in VNU.

Dividend withholding tax

No dividend tax (*dividendbelasting*) is due upon a disposal of Shares under the Offer.

Corporate income tax and individual income tax

Residents of The Netherlands

If a Shareholder is a corporate entity that is subject to corporate income tax (*vennootschapsbelasting*) and the Shares are attributed or (deemed) attributable to its business assets, the gains realised upon the disposal of the Shares under the Offer are generally taxable in The Netherlands.

If a Shareholder is a private individual and a resident or a deemed resident of The Netherlands for income tax (*inkomstenbelasting*) purposes (including a private individual who has opted to be taxed

as a resident of The Netherlands), the gains realised upon the disposal of the Shares under the Offer are taxable in The Netherlands at the progressive rates of the Dutch Income Tax Act 2001, if:

(i) the Shareholder has an enterprise or an interest in an enterprise, to which enterprise the Shares are attributable; or

(ii) such gains qualify as "income from miscellaneous activities" (*resultaat uit overige werkzaamheden*) within the meaning of article 3.4 of the Dutch Income Tax Act 2001, which include activities with respect to the Shares that exceed "regular, active portfolio management" (*normaal, actief vermogensbeheer*).

If neither condition *(i)* nor condition *(ii)* applies to the Shareholder who is a private individual, the actual gains realised upon the disposal of the Shares under the Offer will not be taxable.

Non-residents of The Netherlands

Gains realised upon a disposal of the Shares under the Offer by a Shareholder who is not a resident, nor deemed to be a resident of The Netherlands for tax purposes are taxable in The Netherlands only, if:

(i) the Shareholder has an enterprise or an interest in an enterprise that is carried on through a permanent establishment or a permanent representative in The Netherlands to which permanent establishment or permanent representative, the Shares are attributable; or

(ii) the Shareholder is entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands, other than by way of securities, and to which enterprise the Shares are attributable; or

(iii) with respect to a Shareholder who is a private individual, such gains qualify as "income from miscellaneous activities" (*resultaat uit overige werkzaamheden*) within the meaning of article 3.4 of the Dutch Income Tax Act 2001, which include activities in The Netherlands with respect to the Shares that exceed "regular, active portfolio management" (*normaal, actief vermogensbeheer*).

Value added tax

No value added tax (*omzetbelasting*) will arise in relation to the disposal of Shares under the Offer.

Other taxes and duties

No capital duty, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be due in The Netherlands in respect of or in connection with the Offer.

17.2 Dutch tax aspects of the legal merger

Dividend withholding tax

No dividend tax (dividendbelasting) is due as a result of the Legal Merger.

Corporate income tax and individual income tax

Residents of The Netherlands

If a Shareholder is a corporate entity that is subject to corporate income tax (vennootschapsbelasting) and the Shares are attributed or (deemed) attributable to its business assets, the gains realised as a result of the Legal Merger are either taxable in The Netherlands or may be rolled-over to the newly acquired shares (article 8 Dutch Corporate Income Tax Act 1969 in conjunction with article 3.57 Dutch Income Tax Act 2001).

If a Shareholder is a private individual and a resident or a deemed resident of The Netherlands for income tax (inkomstenbelasting) purposes (including a private individual who has opted to be taxed as a resident in The Netherlands), the gains realised as a result of the Legal Merger are either taxable

in The Netherlands or may be rolled-over to the newly acquired shares (article 3.57 Dutch Income Tax Act 2001), if:

(i) the Shareholder has an enterprise or an interest in an enterprise, to which enterprise the Shares are attributable; or

(ii) such gains qualify as "income from miscellaneous activities" (resultaat uit overige werkzaamheden) within the meaning of article 3.4 of the Dutch Income Tax Act 2001, which include activities with respect to the Shares that exceed "regular, active portfolio management" (normal, actief vermogensbeheer).

If neither condition (i) nor condition (ii) applies to the Shareholder who is a private individual, the actual gains realised as a result of the Legal Merger will not be taxable.

Non-residents of The Netherlands

Gains realised as a result of a Legal Merger by a Shareholder who is not a resident, nor deemed to be a resident of The Netherlands for tax purposes are either taxable in The Netherlands or may be rolled-over to the newly acquired shares (article 18 and article 8 Dutch Corporate Income Tax Act 1969 in conjunction with article 3.57 Dutch Income Tax Act 2001), if:

(i) the Shareholder has an enterprise or an interest in an enterprise that is carried on through a permanent establishment or a permanent representative, the Shares are attributable; or

(ii) the Shareholder is entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands, other than by way of securities, and to which enterprise the Shares are attributable; or

(iii) with respect to a Shareholder who is a private individual, such capital gains qualify as "income from miscellaneous activities" (resultaat uit overige werkzaamheden) within the meaning of article 3.4 of the Dutch Income Tax Act 2001, which include activities in The Netherlands with respect to the Shares that exceed "regular, active portfolio management" (normal, actief vermogensbeheer).

Value added tax

No value added tax (omzetbelasting) will arise in relation to the Legal Merger.

Other taxes and duties

No capital duty, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be due in The Netherlands in respect of or in connection with the Legal Merger.

17.3 Certain U.S. Federal Income Tax Consequences of the Sale of Ordinary Shares

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of Shares who accept this Offer and is for general information only. This discussion is applicable to U.S. holders (as defined below) (i) who are residents of the United States for purposes of the current Netherlands-U.S. income tax treaty (the "**Treaty**"), (ii) whose shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in the Netherlands and (iii) who otherwise qualify for full benefits of the Treaty. This discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended (the "**Code**"), United States Department of the Treasury ("**Treasury**") regulations promulgated thereunder, and judicial and administrative rulings and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. The tax treatment of a U.S. holder may vary depending upon his or her particular situation. Certain U.S. holders (such as insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, U.S. holders whose "functional currency" is not the U.S. dollar, persons holding Shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons owning (either actually or constructively) 10 per cent or more of the voting stock of VNU, financial institutions, brokers, dealers in securities or currencies and traders that elect to mark-to-market their securities) may be subject to special rules not discussed below. This discussion does not consider the effect of any U.S. state, local or non-U.S. tax laws or any U.S. tax considerations (e.g., estate or gift), other than U.S. federal income

tax considerations, that may be relevant to particular U.S. holders. This discussion is limited to U.S. holders who have held their Shares as "capital assets" as defined under the Code.

The following disclosure assumes that VNU is not, and has not been during the holding period of any U.S. holder accepting this Offer, a "passive foreign investment company" ("**PFIC**"). U.S. holders should consult their tax advisers regarding the consequences of tendering Shares if VNU was a PFIC at any time during their holding period of the Shares.

If a partnership holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A U.S. holder of Shares that is a partner of a partnership tendering Shares should consult its tax adviser.

As used herein, a "**U.S. holder**" of a Share means a holder that is (1) a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or if it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Each holder of Shares should consult his or her tax adviser to determine the U.S. federal income tax consequences of tendering the Shares, as well as the applicability of any state, local, non-U.S. and other tax laws.

General

A U.S. holder who receives cash for Shares pursuant to this Offer will recognize gain or loss equal to the difference, if any, between the amount realized and the U.S. holder's adjusted tax basis in the Shares tendered. For a cash basis taxpayer (and an electing accrual basis taxpayer), the amount realized will be the U.S. dollar value of the euros received, determined using the euro spot rate on the Settlement Date. Subject to the discussion below, such gain or loss generally will be U.S. source long-term capital gain or loss if the applicable Shares have been held for more than one year. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

For U.S. federal income tax purposes, it is not clear on what date a U.S. holder selling Shares pursuant to this Offer will be treated as having made such sale. If a tendering U.S. holder is an accrual basis taxpayer who has not made the election referred to above and is treated as having sold its Shares on a date prior to the Settlement Date, such U.S. holder may recognize an exchange gain or loss (as defined in Section 988 of the Code) when it receives the Offer Price on the Settlement Date. Such exchange gain or loss will be an ordinary gain or loss regardless of whether the U.S. holder held such Shares as a capital asset.

Subsequent Transactions

The Offeror is considering several alternatives by which holders that do not tender all their Shares pursuant to the Offer may receive cash or other consideration for their Shares. See Section 5.7.3. A U.S. Holder that receives cash for its Shares in a merger or squeeze out procedure will generally be taxed in the same manner as described above under the caption "In General". A U.S. Holder that receives stock in exchange for its Shares in a merger will generally recognize gain or loss based on the difference between the fair market value of the stock received and the U.S. Holder's adjusted tax basis in its Shares, unless the merger qualifies as reorganization under the Code. U.S. Holders that are not tendering all their Shares pursuant to the Offer should consult their own tax advisers regarding the potential tax consequences of any subsequent transactions.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to the payment made pursuant to the Offer received by U.S. holders other than certain exempt recipients (such as corporations). A backup withholding tax may apply to such payment if the U.S. holder fails to provide a taxpayer identification number or a certification of exempt status, or if the U.S. holder fails to report in full dividend and interest income. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's federal income tax liability (or a refund, if applicable), provided the required information is furnished to the U.S. Internal Revenue Service.

18. PRESS RELEASES

18.1 On 16 January 2006, VNU issued the following press release:

Quote

VNU Receives Buyout Proposal of Eur 28.00 To 28.50 per Common Share from Private Equity Consortium (Jan 16)

Haarlem, the Netherlands—VNU N.V. (ASE: VNU), a leading global information and media company, said today that it has received a non-binding proposal to purchase the company for EUR 28.00 to 28.50 per common share from a private equity consortium consisting of AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co., Permira and Thomas H. Lee Partners. This proposal was made by this private equity consortium after several weeks of diligence and access to VNU management. VNU said it will proceed with discussions with this private equity consortium as VNU continues to weigh alternatives and fully and fairly evaluate what course of action will serve the best interests of VNU's stakeholders. VNU, after having gauged the level of interest of certain other parties, is at this time not proceeding with discussions with any other party.

The non-binding proposal of the private equity consortium is subject to, among other things, negotiation and execution of a merger protocol and completion of due diligence. The company said that there can be no assurance that these discussions will result in any specific transaction and, if so, at what price and with what conditions. VNU expects to be able to provide further information within three to four weeks.

This announcement is a public announcement as referred to in section 9b, par. 1, of the Dutch Securities Trading Supervision Decree (Besluit Toezicht Effectenverkeer 1995).

Unquote

18.2 On 7 February 2006 VNU issued the following press release:

Quote

VNU Continues Talks with Private Equity Group over Buyout Offer (Feb 7)

Haarlem, the Netherlands—VNU N.V. (ASE: VNU) said today that it continues to be in active talks with a private-equity consortium over a proposed buyout of the company, and that its Supervisory and Executive Boards expect to provide their view on the non-binding offer by the end of this month.

In connection with the discussions, the private-equity group has been conducting extensive due diligence of the company, and that process continues, VNU said.

The Supervisory and Executive Boards discussed the private-equity proposal, among other matters, during a regularly scheduled meeting yesterday. The Boards continue to evaluate fully and fairly what course of action will serve the best interests of VNU's stakeholders, and they have retained the investment bank, N M Rothschild & Sons, to provide additional, third-party advice. VNU said there can be no assurance that the ongoing discussions with the private-equity consortium will result in any specific transaction and, if so, at what price and with what conditions.

The company also said that Aad Jacobs, chairman of VNU's Supervisory Board, along with VNU's Executive Board, met yesterday with Eric Knight of Knight Vinke Asset Management, at his request, to hear his views.

VNU announced on January 16, 2006 that it had received a non-binding proposal to purchase the company for EUR 28.00 to 28.50 per common share from the private-equity consortium consisting of AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co., Permira Advisers Ltd., and Thomas H. Lee Partners. The proposal is subject to, among other things, negotiation and execution of a merger protocol and completion of due diligence.

This announcement is a public announcement as referred to in section 9b, par. 1, of the Dutch Securities Trading Supervision Decree (Besluit Toezicht Effectenverkeer 1995).

Unquote

18.3 On 8 March 2006, the Offeror and VNU issued the following press release:

Quote

VNU Agrees To Public Offer From Private Equity Group

That Values Company at EUR 28.75 Per Common Share, or Approximately EUR 7.5 Billion in Cash

Offer represents a multiple of 13.4 times 2005 normalized EBITDA, an attractive valuation compared with recent trading of peer company stocks as well as VNU's stock

Consortium intends to keep VNU substantially together as an integrated company pursuing existing long-term strategy

Consortium members are affiliated funds of AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co. and Thomas H. Lee Partners, The Supervisory and Executive Boards unanimously support and unanimously recommend the Intended Offer

Haarlem, the Netherlands, March 8, 2006—VNU N.V. (ASE: VNU), a leading global information and media company, and Valcon Acquisition B.V. (the "Offeror"), a holding company newly incorporated in the Netherlands, announced today that they have agreed to a public offer for VNU that values the company's equity at EUR 7.5 billion, or EUR 28.75 per common share.

The expectation that VNU would reach an agreement on the intended public offer for all of the company's issued common shares and 7% preferred shares was realized after a meeting of the company's Supervisory Board in Haarlem yesterday evening. Following the meeting, VNU and the Offeror entered into a merger protocol for the purchase of the company (the "Offer"). The Offeror is controlled by a private-equity group consisting of affiliated funds of AlpInvest Partners N.V., The Blackstone Group L.P., The Carlyle Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Thomas H. Lee Partners, L.P.

The Supervisory and Executive Boards of VNU, after giving due consideration to the strategic, financial and social aspects of the proposed transaction, unanimously support the Offer and conclude that it is in the best interests of shareholders and all other stakeholders of VNU, and they unanimously recommend that shareholders accept the Offer.

"Based on a long and careful analysis of various alternatives, including remaining a stand-alone company and breaking up the company, we concluded that this transaction best serves the interests of VNU's shareholders, clients and employees," said Aad Jacobs, chairman of VNU's Supervisory Board. "The all-cash offer provides shareholders with an attractive price that fully reflects the independently assessed fair value of the company."

Offer Highlights

The Offer will be an all-cash offer for all of the issued and outstanding common shares and all of the issued and outstanding 7% preferred shares of VNU N.V. Based on the Offer price of EUR 28.75 per common share, the value of the offer for the common shares is approximately EUR 7.5 billion. Based on the Offer price of EUR 13.00 per 7% preferred share, the value of the offer for the 7% preferred shares is approximately EUR 2 million.

The Offer price of EUR 28.75 per common share represents:

- A multiple of 13.4 times 2005 normalized EBITDA (adjusted for IMS and IRI settlement costs and book gains), an attractive valuation compared to the recent trading of peer company stocks, as well as to the recent history of trading of VNU's stock; and
- A 23% premium over the closing price on July 8, 2005, the last trading day prior to VNU's announcement of its planned merger with IMS Health.

The aggregate value of the transaction is approximately EUR 8.6 billion, or $10.3 billion, including net indebtedness. VNU will not declare or pay any dividends on its common shares.

Launch of the Offer is subject to completion of preparations and customary conditions. The closing of the transaction is conditioned upon 95% of VNU shareholders in each class, common and preferred, tendering their shares, as well as regulatory approvals and other customary closing

conditions. Following the closing, VNU shares will no longer be listed on Eurolist by Euronext Amsterdam.

Rob van den Bergh, chief executive officer of VNU, said, "This transaction brings VNU new owners who support our long-term strategy of growth through expanded market coverage; expansion into developing markets; technology and service innovation; and development of integrated business solutions for our clients. It gives the company the added operational flexibility of private ownership. VNU will continue to focus on improving efficiency and integration across our businesses to ensure that we capture the substantial growth opportunities made possible by our business model and strategy."

Previously, Van den Bergh had announced that he would step down as chief executive officer. This is now anticipated to happen upon the closing of the transaction.

AlpInvest Partners N.V., The Blackstone Group L.P., The Carlyle Group L.P., Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Thomas H. Lee Partners, L.P. said in a statement: "We are investing in the future of a company with an unmatched portfolio of market-leading assets, a highly knowledgeable and dedicated employee base and a sound strategy for the future. We intend to capitalize on these strengths by keeping VNU substantially together as an integrated company and continue to pursue its long-term strategy of improving operational efficiency and investing in product development and innovation. VNU's businesses bring together a unique combination of market intelligence, analysis, advice and service. We are confident that the company is well positioned to build further on these strengths."

Each of the six firms in the consortium has a strong track record of successful long-term investments in a wide variety of companies and industries.

VNU has signed a Merger Protocol with the private-equity consortium. The company and the Offeror will make all requisite filings with appropriate competition authorities and the Netherlands Authority for the Financial Markets (AFM). VNU also will have all requisite consultations with, among others, the Works Council and trade unions. VNU expects the public offer for its shares to commence in early to mid-April and to hold a shareholders meeting to discuss the offer sometime in mid- to late April. This meeting is expected to coincide with VNU's annual shareholders meeting, currently scheduled for April 18, 2006. The company would expect the tender period to be completed in early to mid-May, with acceptance and settlement of all tenders by the end of May.

Among other things, the Offeror has given the company certain undertakings relating to the continuation of employee benefit programs for 12 months following completion of the tender.

Background of the Offer

On December 14, 2005, the company disclosed that it had received expressions of interest from various parties regarding a possible acquisition of the company. The company's Supervisory Board and Executive Board began to evaluate this possibility as well as other alternatives for the company.

The company retained Credit Suisse and Evercore Partners as its financial advisers. The Supervisory Board and Executive Board engaged NM Rothschild & Sons to provide additional financial advice.

On January 16, 2006, the company announced that it had received a non-binding proposal to purchase the company for EUR 28.00 to 28.50 per common share from a private-equity consortium consisting of affiliated funds of AlpInvest Partners N.V., The Blackstone Group L.P., The Carlyle Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P., Permira Advisors Ltd. and Thomas H. Lee Partners, L.P. Permira later withdrew from the group. VNU said it would proceed with discussions with this private-equity consortium as VNU continued to weigh alternatives and fully and fairly evaluate what course of action will serve the best interests of the company's stakeholders. During this period, a second private-equity consortium indicated that it was not prepared to further consider at that time a potential acquisition of VNU at a comparable valuation.

On February 7, 2006, the company announced that it would continue its talks with the private-equity group.

The Supervisory Board met again on February 28, 2006, to discuss the transaction and alternatives and review reports prepared by the financial advisers. On Tuesday, March 7, 2006, the Supervisory

Board met and, after carefully considering all options available to the company, unanimously concluded that this transaction was in the best interests of VNU's stakeholders. Credit Suisse and NM Rothschild & Sons both delivered opinions to the effect that, based upon and subject to the matters considered, assumptions used and qualifications set forth in these opinions, the consideration offered per ordinary share is fair, from a financial point of view, to the holders of ordinary shares.

Stand-alone Analysis

Over the past six months, VNU has worked on a stand-alone operating plan that includes Project Forward, a three-year program that is targeting annualized cost savings of EUR 125 million incremental to the current operating plans of VNU's business units.

The Executive and Supervisory Boards considered the potential value creation as a stand-alone public company, and believe that the Offer is more attractive to shareholders, taking into account:

Business Opportunities and Challenges: In addition to the operating and cost savings opportunities, VNU's businesses face challenges such as price compression in its marketing information group, and rapid technological change affecting each of its business units.

Execution Risk: Achieving the projections and cost savings is uncertain and may be more difficult to achieve as a public company.

Valuation: The Offer represents an attractive multiple on historical and projected cash flows, even assuming Project Forward and the company's long-term operating plan are fully achieved.

After taking into account the opportunities and risks as a stand-alone company, the Supervisory and Executive Boards came to the conclusion that the Offer by the private-equity consortium is in the best interests of shareholders, clients and employees.

Break-up Analysis

Before committing to the private-equity offer, the Supervisory and Executive Boards also thoroughly analyzed the risk-reward benefits of breaking up the company. The Boards determined that pursuing a break-up would not be as attractive to shareholders as a sale of VNU in a single transaction, particularly after taking into account the time value of money and substantial valuation and execution risks, including:

- Uncertain completion: No other offers currently exist for the businesses, and there would be both timing and achievability risks to obtain such offers at reasonable valuations.
- Loss of economies of scale: A substantial portion of the Project Forward cost savings opportunities available to VNU may not be obtainable if the company were split apart. In addition, any business units that become standalone companies would incur incremental expenses, including those associated with being a public company.
- Adverse tax effects: There would be adverse tax effects on a sale or potential spin-off of VNU's businesses. Additionally, the company enjoys certain tax advantages as a Dutch company that would not be available to spin-off companies based in the U.S.
- Negative client reaction: VNU has been working with major clients to create unique combinations of its marketing, media and consumer information. Clients understand the advantages VNU brings to creating integrated services and they prefer that the company remain together.
- Distraction cost: A break-up of the company could take an extended period of time to complete, disrupting management and employees and potentially damaging client relationships.

Based on this analysis, the Supervisory and Executive Boards came to the conclusion that breaking up the company would not be in the best interests of VNU´s shareholders, clients and its employees.

Financial advisory services have been provided to the Offeror by JPMorgan and ABN AMRO Bank, along with Deutsche Bank, Citigroup and ING. Citigroup, Deutsche Bank and JPMorgan Securities, Inc., along with ABN AMRO Bank and ING, will provide financing for the transaction.

Simpson Thacher & Bartlett LLP and De Brauw Blackstone Westbroek N.V. provided legal counsel to VNU. Clifford Chance LLP and Latham & Watkins LLP acted as legal advisers to the private-equity consortium.

This announcement is a public announcement as referred to in section 9b, par. 2(a), of the Dutch Securities Trading Supervision Decree (Besluit Toezicht Effectenverkeer 1995).

Forward-looking Statements

This document contains forward-looking statements. These statements may be identified by words such as "expect', "should', "could', "shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

Today's Investor and Media Events

VNU will host a meeting for the investment community and media today, March 8, at 10:00 a.m. (CET) to discuss this press release and the company's 2005 results. At 4:00 p.m. (CET), VNU will conduct a conference call for investors. Both events will be conducted in English. The morning meeting will be video-webcast and the afternoon conference call will be audio-webcast at www.vnu.com. An archive of both webcasts will be available on VNU's web site after the events. For more information, contact Mark Walter at +44 (0) 207 614 2900 or Laura Martin at +1 212 889 4350, both of Taylor Rafferty Associates.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (AC Nielsen), media measurement and information (Nielsen Media Research) and business information (Adweek, Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

About the Consortium

AlpInvest Partners

AlpInvest Partners is one of the largest private equity investors in the world with over EUR 30 billion of assets under management. Approximately 80% of these funds are invested by AlpInvest Partners in private equity funds globally, with the remainder invested directly in companies as a co-investor in Europe and the US. AlpInvest Partners has approximately 55 investment professionals based in Amsterdam and New York. Its shareholders and main clients are ABP and PGGM, two of the largest pension funds in the world with respectively EUR 187 billion and EUR 69 billion of assets under management (as per September 2005). www.AlpInvest.com

The Blackstone Group

The Blackstone Group, a leading investment and advisory firm with offices in New York, Atlanta, Boston, Los Angeles, London, Hamburg, Paris, and Mumbai, was founded in 1985 and has raised over $50 billion for alternative asset investing. Blackstone has completed or committed to 96 private equity transactions with a total transaction value of US$138 billion. In addition to private equity investments, Blackstone's core businesses include real estate investments, corporate debt investments, distressed debt, marketable asset management, corporate advisory services and restructuring advisory services. Blackstone's Private Equity Group has been a long-time investor in media and communications and seeks to partner with and support outstanding management teams in creating long-term value in

market-leading businesses. Notable investments in the communications and media industries include: Bresnan Communications, Columbia House, Houghton Mifflin, Freedom Communications, Montecito Broadcasting Group, New Skies Satellites, Sirius Satellite Radio, SunGard Data Systems and Susquehanna Radio. www.blackstone.com

The Carlyle Group

Carlyle is a global private equity firm with approximately US$35 billion under management. Carlyle invests in buyouts, venture capital, real estate and leveraged finance in North America, Europe and Asia. Since 1987, the firm has invested approximately US$15 billion of equity in over 440 transactions. The firm conducts its investment activities through focused industry groups that leverage the extensive operating, corporate, and government experience of its partners. Media and Telecom is a long-standing area of investment focus for Carlyle. Currently, Carlyle's Media and Telecom group is anchored by 16 investment professionals primarily focused on completing leveraged acquisitions in partnership with strong management teams. Carlyle's recent media and telecom investments include: Casema, Dex Media, Hawaiian Telcom, Insight Communications, Loews Cineplex, PanAmSat and WILLCOM.

Hellman & Friedman

Hellman & Friedman LLC is a leading private equity investment firm focused on investing in superior business franchises and as a value-added partner to management in select industries including media, information services, financial services, professional services and energy. Since its founding in 1984, the Firm has raised and, through its affiliated funds, managed over US$8 billion of committed capital. The Firm has offices in San Francisco, New York and London. The Firm's marketing services and media investments include Axel Springer AG, ProSiebenSat.1, Formula One, DoubleClick, Eller Media, Advanstar, Young & Rubicam and Digitas.

Kohlberg Kravis Roberts & Co

KKR, founded in 1976, is one of the world's oldest and most experienced private equity firms. KKR specializes in management buyouts, and has established itself as the largest and most active participant in the industry. KKR's investing activities are made on behalf of itself and its investors. These institutional investors include state and corporate pension funds, banks, insurance companies, other financial institutions, and university endowments.

Since its founding, KKR has completed approximately 140 transactions globally with a total value of approximately US$186 billion. Some of KKR's current investments include TDC, Vendex KBB, SBS Broadcasting, PanAmSat and SunGard Data Systems. Other notable transactions include RJR Nabisco, Duracell, Safeway, Autozone, Willis, Stop & Shop, Yellow Pages Group, Legrand and Storer Communications.

Thomas H. Lee Partners

Thomas H. Lee Partners, L.P. is one of the oldest and most successful private equity investment firms in the United States. Since its founding in 1974, THL Partners has invested over US$10 billion of equity capital in more than 100 businesses with an aggregate purchase price of more than US$70 billion, completed over 200 add-on acquisitions for portfolio companies, and generated superior returns for its investors and partners. THL Partners identifies and acquires substantial ownership positions in large growth-oriented companies through acquisitions, recapitalizations and direct investments.

The firm currently manages approximately US$12 billion of committed capital, including its most recent fund, the US$6.1 billion Thomas H. Lee Equity Fund V. Notable transactions sponsored by the firm include American Media, Fisher Scientific, Grupo Corporativo ONO, Houghton Mifflin, Nortek, ProSiebenSat.1, Snapple Beverage, Spectrum Brands, Transwestern Publishing, Warner Chilcott and Warner Music Group.

Unquote

18.4 On 8 March 2006, VNU issued the following press release:

Quote

Haarlem, the Netherlands—VNU, a leading global information and media company, confirms that, while the intended offer of Valcon Acquisition B.V. for its common shares announced today is pending, no dividends on the common shares will be declared or paid. It also confirms that, for other scenarios than closing of the offer, it has not taken a decision as to payment or dividend on its common shares.

This announcement is a public announcement as referred to in section 9b, par. 1, of the Dutch Securities Trading Supervision Decree (*Besluit Toezicht Effectenverkeer 1995*).

Unquote

19. NEDERLANDSE SAMENVATTING VAN HET BOD

In deze Paragraaf 19 wordt een samenvatting gegeven van de belangrijkste kenmerken van het Bod. Deze Nederlandse samenvatting maakt deel uit van het Biedingsbericht, maar vervangt deze niet. Deze Nederlandse samenvatting is niet volledig en bevat niet alle informatie die voor de Aandeelhouders van belang is om een afgewogen oordeel te kunnen vormen over het Bod. Het bestuderen van deze Nederlandse samenvatting mag derhalve niet worden beschouwd als een alternatief voor het volledig bestuderen van het volledige Biedingsbericht. De Aandeelhouders wordt geadviseerd het volledige Biedingsbericht (inclusief alle documenten die daarin door middel van verwijzing ("incorporation by reference") zijn opgenomen) zorgvuldig te bestuderen en zo nodig onafhankelijk advies in te winnen teneinde zich een afgewogen oordeel te kunnen vormen over het Bod en de beschrijving van het Bod in de samenvatting en het Biedingsbericht. In geval van verschillen tussen deze Nederlandse samenvatting en de Engelse tekst van het Biedingsbericht prevaleert de Engelse tekst van het Biedingsbericht (inclusief alle documenten die daarin door middel van verwijzing ("incorporation by reference") zijn opgenomen).

Het uitbrengen van het Bod, de verkrijgbaarstelling van het Biedingsbericht en deze Nederlandse samenvatting, alsmede verspreiding van enige andere informatie met betrekking tot het Bod, kunnen in bepaalde jurisdicties aan bepaalde restricties onderhevig zijn. Dit Bod wordt niet, direct of indirect, gedaan in en mag niet worden geaccepteerd vanuit enige jurisdictie waarin het doen van het Bod of de Aanmelding niet in overeenstemming is met de in die jurisdictie geldende wet- en regelgeving. Het niet voldoen aan deze restricties kan een overtreding van de effectenwet- en regelgeving van de betreffende jurisdictie opleveren. De Bieder, VNU en hun adviseurs sluiten iedere aansprakelijkheid ter zake van overtredingen van voornoemde restricties uit. De Aandeelhouders dienen zo nodig onverwijld onafhankelijk advies in te winnen over hun positie. Voor de restricties wordt tevens verwezen naar Paragraaf 1 ("Restrictions and Important Information").

19.1 Restricties en belangrijke informatie

Dit Biedingsbericht bevat belangrijke informatie die men zorgvuldig dient te lezen alvorens een besluit te nemen over het aanmelden van Aandelen onder het Bod. De Aandeelhouders wordt aangeraden waar nodig onafhankelijk advies in te winnen. Daarnaast zullen Aandeelhouders mogelijk hun belastingadviseur willen raadplegen met betrekking tot de fiscale consequenties die verbonden zijn aan de aanmelding van Aandelen onder het Bod.

De informatie opgenomen in paragrafen 1.1, 4.1, 4.2, 4.3, 4.7 tot en met 4.11, 5.4, 5.5, 5.6, 5.7.1, 5.7.2, 5.7.3, 5.7.4, 5.7.7 (eerste zin van de eerste alinea, tweede, derde, vierde en vijfde alinea), 5.11, 10 (eerste alinea), 10.1 (eerste zin), 10.2 (eerste, derde en vierde zin), 10.3 tot en met 10.8, 10.10, 10.11, 13, 17 en Schedule 1 is uitsluitend door de Bieder verstrekt. De informatie opgenomen in paragrafen 4.4, 4.5, 5.3, 5.7.7 (tweede, derde, vierde en vijfde zin van de eerste alinea, zesde en zevende alinea), 6, 9, 10.2 (tweede zin) 11, 12, 15.1, 15.2, 16, 18.1, 18.2 en 18.4 is uitsluitend door VNU verstrekt. De informatie opgenomen in paragrafen 1.2, 2, 3, 4.6, 4.12, 4.13, 5.1, 5.2, 5.4, 5.7.5, 5.7.6, 5.8, 5.9, 5.10, 10.1 (tweede zin), 10.9, 10.12, 14, 18.3 en 20 is door de Bieder en VNU gezamenlijk verstrekt. De informatie opgenomen in Paragraaf 7 is door Credit Suisse verstrekt en de fairness opinie die in deze Paragraaf is opgenomen is identiek aan de originele fairness opinie die gedateerd op dezelfde dag door Credit Suisse is afgegeven. De informatie opgenomen in Paragraaf 8 is door NM Rothschild verstrekt en de fairness opinie die in deze Paragraaf is opgenomen is identiek aan de originele fairness opinie die gedateerd op dezelfde dag door NM Rothschild is afgegeven De informatie opgenomen in Paragraaf 15.3 is door Ernst & Young Accountants verstrekt en is identiek aan het originele accountantsverklaring dat op dezelfde dag gedateerd door Ernst & Young Accountants is afgegeven.

Uitsluitend de Bieder en VNU zijn verantwoordelijk voor de juistheid en volledigheid van de informatie die in dit Biedingsbericht is opgenomen, elk voor de informatie die door haar zelf werd verstrekt, en gezamenlijk voor de informatie die door hen gezamenlijk is verstrekt, met uitzondering van informatie die door geen van hen (met inbegrip van de fairness opinie en de omschrijving daarvan in Paragraaf 7 waarvoor Credit Suisse verantwoordelijk is, de fairness opinie en de omschrijving daarvan in Paragraaf 8 waarvoor NM Rothschild verantwoordelijk is en de informatie opgenomen in Paragraaf 15.3 waarvoor Ernst & Young Accountants verantwoordelijk is) of gezamenlijk is verstrekt zoals weergegeven in de vorige alinea van deze Paragraaf. De Bieder en VNU verklaren beiden, ieder voor de informatie die door hen in dit Biedingsbericht is verstrekt, dat de informatie in dit Biedingsbericht op de publicatiedatum van dit Biedingsbericht naar hun beste weten in elk wezenlijk opzicht in overeenstemming is met de werkelijkheid en juist is, en dat er geen informatie achterwege is

gelaten waardoor enige verklaring in dit Biedingsbericht in enig wezenlijk opzicht misleidend is. Nota bene: bepaalde financiële en statistische informatie in dit Biedingsbericht kan naar boven of beneden zijn afgerond en dient derhalve niet als exact te worden beschouwd.

De informatie in dit Biedingsbericht geeft de situatie weer op de datum van dit Biedingsbericht. Onder geen beding houden de uitgifte en verspreiding van dit Biedingsbericht in dat de hierin opgenomen informatie ook na de datum van dit Biedingsbericht juist en volledig is of dat er sinds deze datum geen wijziging is opgetreden in de in het Biedingsbericht uiteengezette informatie of in de gang van zaken bij VNU en/of haar dochtermaatschappijen en/of aan haar gelieerde ondernemingen. Het voorgaande laat echter onverlet de verplichting van zowel de Bieder als VNU om, indien zulks van toepassing is, een publieke aankondiging te doen ingevolge artikel 9b lid 1 van het Bte 1995, voor zover van toepassing.

19.2 Nederlandse Definities

In dit Biedingsbericht zal een verwijzing naar gedefinieerde termen in het meervoud gelijk staan aan verwijzingen naar dergelijk gedefinieerde termen in het enkelvoud en vice versa. Alle door gebruik van een definitie in het enkelvoud vereiste grammaticale en andere wijzigingen zullen hierna als gemaakt aangemerkt worden en de volgende bepalingen zullen toegepast worden alsof deze veranderingen plaats hebben gevonden.

Na het hierboven gesteld te hebben, zullen de gedefinieerde termen in deze Paragraaf van het Biedingsbericht de volgende betekenis hebben:

Aandeel	Gewo(o)n(e) Aande(e)l(en) en Preferent(e) Aande(e)l(en)
Aandeelhouder	houder(s) van één of meer Aandelen
Algemene Vergadering van Aandeelhouders	de algemene vergadering van Aandeelhouders, die wordt gehouden op 18 april 2006 om 16:00 uur, Amsterdamse tijd, in Hotel Okura Amsterdam, Ferdinand Bolstraat 333, Amsterdam, Nederland, waarin onder andere het Bod zal worden toegelicht en besproken, overeenkomstig het bepaalde in artikel 9q lid 1 van het Bte 1995
Aanmeldingstermijn	de periode, gedurende welke de Aandeelhouders hun Aandelen bij de Bieder kunnen aanmelden, beginnend op 4 april 2006 en eindigend op de Sluitingsdatum
AFM	de Stichting Autoriteit Financiële Markten
Belangrijke Negatief Gevolg	Enig effect, gebeurtenis, voorval, omstandigheid of verandering die, op zichzelf of tezamen met andere effecten, gebeurtenissen, voorvallen, omstandigheden of veranderingen een belangrijke negatief gevolg heeft of waarvan dit redelijkerwijs kan worden verwacht, op het operationele resultaat, de kasstroom, de financiële positie of de bedrijfsvoering van de materiële bedrijfsonderdelen van VNU en haar groep, gezien als een geheel, zodanig dat van de Bieder redelijkerwijs niet verwacht kan worden dat hij het Bod voortzet of dat hij het Bod gestand doet, tenzij het gaat om een effect, gebeurtenis, voorval, omstandigheid of verandering als gevolg van of met betrekking op: 1) veranderingen na de datum van de Fusieovereenkomst in toepasselijk recht of regelgeving (inclusief de Wte 1995, het Bte, het Burgerlijk Wetboek, toepasselijk effectenrecht, belastingrecht, accounting regelgeving of beginselen) of de interpretatie daarvan; 2) veranderingen in de economie in het algemeen of in de sector waarin VNU opereert, behalve voor zover dit een disproportioneel effect heeft gehad op VNU en haar groep, gezien als een geheel, in vergelijking tot andere personen in

de branche waarin VNU en haar groep of de groep's marketinginformatie en media measurement divisies hun bedrijf uitoefenen;

3) enige aangelegenheid waarvan de Bieder, haar groepsbedrijven of adviseurs daadwerkelijk op de hoogte waren voorafgaand aan de datum van de Fusieovereenkomst of enige aangelegenheid die duidelijk blijkt uit de informatie opgenomen in (i) het gepubliceerde jaarverslag over 2004 en (ii) alle persberichten gepubliceerd in 2005 of in 2006 en die op VNU's website stonden (VNU.com) vanaf de datum van de Fusieovereenkomst, behoudens echter dat deze clausule (3) alleen toepasselijk zal zijn op consequenties die redelijk voorzienbaar zijn voorafgaand aan de datum van de Fusieovereenkomst; of

4) een schending van de Fusieovereenkomst of toepasselijk recht door de Bieder.

Bieder	Valcon Acquisition B.V. een besloten vennootschap, opgericht naar Nederlands recht, met statutaire zetel in Amsterdam, Nederland en, indien van toepassing, tevens haar groepsmaatschappijen zoals beschreven in artikel 2:24b van het Burgerlijk Wetboek en haar deelnemingen
Biedingsbericht	dit biedingsbericht (inclusief de Engelse tekst) met betrekking tot het Bod
Biedprijs per Gewoon Aandeel	een bedrag in contanten van EUR 28,75 per Gewoon Aandeel dat op geldige wijze is aangemeld (of op ongeldige wijze, mits de Bieder de aanmelding daarvan desalniettemin aanvaardt) en geleverd onder de voorschriften en voorwaarden van het Bod. Het dividend per Gewoon Aandeel met betrekking tot het Boekjaar 2005 bedraagt EUR 0,12, welk bedrag al was betaald op 23 augustus 2005 als interim dividend. Derhalve zal er geen slotdividend worden betaald. VNU zal geen ander dividend betalen of enig andere uitkering doen op de Gewone Aandelen.
Biedprijs per Preferent Aandeel	een bedrag in contanten van EUR 13,00 (welk bedrag exclusief enig opgebouwd en onbetaald dividend met betrekking tot de Preferente Aandelen is) per Preferent Aandeel dat op geldige wijze is aangemeld (of op ongeldige wijze, mits de Bieder de aanmelding daarvan desalniettemin aanvaardt) en geleverd onder de voorschriften en voorwaarden van het Bod. Wanneer voor de Dag van Betaling enig dividend wordt uitgekeerd op de Preferente Aandelen (afgezien van het dividend op de Preferente Aandelen ter hoogte van EUR 0,64 dat reeds is betaald op 23 augustus 2005), dan zal van de Biedprijs per Preferent Aandeel een bedrag per Preferent Aandeel worden afgetrokken gelijk aan de hoogte van het dividend of de uitkering per Preferent Aandeel.
Bod	het bod zoals in dit Biedingsbericht beschreven
Boekjaar 2003	het boekjaar van VNU dat eindigde op 31 december 2003
Boekjaar 2004	het boekjaar van VNU dat eindigde op 31 december 2004
Boekjaar 2005	het boekjaar van VNU dat eindigde op 31 december 2005
Bte 1995	Besluit toezicht effectenverkeer 1995, zoals van tijd tot tijd gewijzigd
Credit Suisse	Credit Suisse (USA) LLC

Dag van Betaling	de datum waarop de Bieder overeenkomstig de voorwaarden van het Bod, de Biedprijs per Gewoon Aandeel en/of de Biedprijs per Preferent Aandeel prompt zal betalen aan de Aandeelhouders die op geldige wijze hun Aandelen hebben aangemeld (of op ongeldige wijze, mits de Bieder de aanmelding daarvan desalniettemin aanvaardt) en geleverd voor de Sluitingsdatum, zijnde niet later dan de derde Werkdag na de Gestanddoeningsdatum, onder de voorwaarde dat het Bod gestand is gedaan
Dutch GAAP	in Nederland algemeen aanvaarde grondslagen voor financiële verslaggeving en de bepalingen zoals opgenomen in Titel 9 Boek 2 BW
EUR of €	de Euro, het wettig betaalmiddel in de lidstaten van de Europese Monetaire Unie
Euronext Amsterdam	Euronext Amsterdam N.V. of Eurolist door Euronext Amsterdam N.V., afhankelijk van de context
Exchange Act	U.S. Securities Exchange Act van 1934, zoals van tijd tot tijd gewijzigd
Fusieovereenkomst	de fusieovereenkomst overeengekomen en getekend door de Bieder en VNU op 8 maart 2006
Gestanddoeningsdatum	de datum waarop de Bieder publiekelijk zal aankondigen of hij het Bod gestand doet, overeenkomstig artikel 9t lid 4 van het Bte 1995, zijnde niet later dan vijf Werkdagen na de Sluitingsdatum
Gewoon Aandeel	uitgegeven en uitstaand(e) gewo(o)n(e) aande(e)l(en) in het kapitaal van VNU, elk met een nominale waarde van EUR 0,20
Gewoon Aandeelhouder	houder(s) van één of meer Gewone Aandelen
IFRS zoals vastgesteld door de EU	de international accounting standards, international financial reporting standards en de aanverwante interpretaties van deze standaarden zoals van tijd tot tijd uitgegeven of aangenomen door de International Accounting Standards Board en zoals vastgesteld door de Europese Unie.
NM Rothschild	NM Rothschild & Sons Limited
Officiële Prijscourant	de Officiële Prijscourant van Euronext Amsterdam
Omwissel- en Betaalkantoor	ABN AMRO Bank N.V.
Preferent Aandeel	uitgegeven en uitstaand(e) 7% preferent(e) aande(e)l(en), elk met een nominale waarde van EUR 8,00 in het kapitaal van VNU
Preferent Aandeelhouder	houder(s) van Preferent(e) Aande(e)l(en)
Preferent A Aandeel	Preferente A Aande(e)l(en), elk met een nominale waarde van EUR 8,00, in het kapitaal van VNU
Preferent B Aandeel	uitgegeven en uitstaand(e) Preferente B Aande(e)l(en), elk met een nominale waarde van EUR 0,20, in het kapitaal van VNU
Preferent Dividend	dividend over Preferent(e) Aande(e)l(en), Prioriteitsaande(e)l(en) of Preferent(e) B Aande(e)l(en) met betrekking tot het Boekjaar 2005
Prioriteitsaandeel	uitgegeven en uitstaand(e) Prioriteitsaande(e)l(en), elk met een nominale waarde van EUR 8,00 in het kapitaal van VNU

Prioriteitsaandeelhouder	houder(s) van Prioriteitsaande(e)l(en), tot aan de Dag van Betaling, Stichting Prioriteit
Project Forward	een drie jaar durend kostenbesparingsprogramma zoals beschreven in Paragraaf 11.7
Raad van Bestuur	raad van bestuur van VNU
Raad van Commissarissen	raad van commissarissen van VNU
Sluitingsdatum	de tijd en datum tot wanneer Aandelen onder het Bod kunnen worden aangemeld, zijnde om 15:00 uur, Amsterdamse tijd, op 5 mei 2006, tenzij de Aanmeldingstermijn is verlengd met inachtneming van artikel 9o lid 5 van het Bte 1995
Sponsors	investeringsfondsen verbonden met en/of geadviseerd of beheerd door ieder van AlpInvest Partners N.V., The Blackstone Group L.P., TC Group, L.L.C. d/b/a "The Carlyle Group", Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. en Thomas H. Lee Partners, L.P.
Stichting Prioriteit	Stichting tot beheer van Prioriteitsaandelen in VNU N.V., een stichting opgericht naar Nederlands recht met adres aan Ceylonpoort 5-25 2037 AA Haarlem, Nederland.
Stichting VNU	Stichting VNU, een stichting, opgericht naar Nederlands recht, met adres aan Schulpweg 8, 2111AM Aerdenhout, Nederland
Toegelaten Instelling	instelling die is toegelaten tot Euronext Amsterdam
VNU of de Vennootschap	VNU N.V., een naamloze vennootschap, opgericht naar Nederlands recht, met statutaire zetel in Haarlem, Nederland en, indien van toepassing, tevens haar groepsmaatschappijen zoals beschreven in artikel 2:24b van het Burgerlijk Wetboek en haar deelnemingen
VNU Statuten	de statuten van VNU, zoals meest recentelijk gewijzigd op 24 december 2004
Voorwaarden	de voorwaarden uiteengezet in Paragraaf 5.2
Werkdag	een dag waarop Euronext Amsterdam open is voor de handel
Wte 1995	Wet toezicht effectenverkeer 1995, zoals van tijd tot tijd gewijzigd

19.3 Het Bod

De Bieder doet een Bod tot koop van alle Aandelen van Aandeelhouders, onder de Voorwaarden en conform de bepalingen en restricties als opgenomen in dit Biedingsbericht. Op voorwaarde dat het Bod gestand wordt gedaan, zal aan de Aandeelhouders die hun Aandelen onder het Bod op geldige wijze hebben aangemeld en geleverd (of op ongeldige wijze, indien de Bieder de aanmelding daarvan desalniettemin accepteert), betaling in contanten plaatsvinden van de Biedprijs per Gewoon Aandeel. Zie tevens Paragraaf 10.1 (Offer Price per Ordinary Share).

Op voorwaarde dat het Bod gestand wordt gedaan, zal aan de Aandeelhouders die hun Preferente Aandelen onder het Bod op geldige wijze hebben aangemeld en geleverd (of op ongeldige wijze, indien de Bieder de aanmelding daarvan desalniettemin accepteert), betaling in contanten plaatsvinden van de Biedprijs per Preferent Aandeel. Zie tevens Paragraaf 5.2 (Offer Conditions).

De Biedprijs van EUR 28,75 vertegenwoordigt een aantrekkelijke prijs voor de aandeelhouders van VNU en:

(i) een premie van 23,1 procent ten opzichte van de onveranderde slotkoers per Gewoon Aandeel van EUR 23,25 op 8 juli 2005, de laatste handelsdag voordat VNU haar voorgenomen fusie met IMS Health aankondigde;

(ii) premies van 29,0 en 20,8 procent ten opzichte van de gemiddelde slotkoers per Gewoon Aandeel van EUR 22,28 respectievelijk EUR 23,80 over de 12 respectievelijk 24 maanden voorafgaand aan 8 juli 2005, de laatste handelsdag voordat VNU haar voorgenomen fusie met IMS Health aankondigde;

(iii) premies van respectievelijk 27,8 en 20,3 procent ten opzichte van de slotkoers per Gewoon Aandeel van EUR 22,50 en EUR 23,90, respectievelijk 9 maanden en 12 maanden voorafgaand aan 8 maart 2006, de dag waarop VNU en de Bieder gezamenlijk aankondigden dat de verwachting gerechtvaardigd was dat er overeenstemming over het Bod zou kunnen worden bereikt;

(iv) een premie van 18,8 procent ten opzichte van de prijs per Gewoon Aandeel van EUR 24,20 berekend op basis van de op marktconsensus gebaseerde 2006 EBITDA vermenigvuldigingsfactor van 10,6 voor bedrijven vergelijkbaar met VNU;

(v) een vermenigvuldigingsfactor van 13,4 ten opzichte van de voor 2005 genormaliseerde EBITDA (aangepast voor IMS en IRI schikkingskosten en boekwinsten), een aantrekkelijke waardering vergeleken met zowel de recente verhandeling van aandelen in vergelijkbare bedrijven, als ook met de recente verhandeling van de aandelen in VNU; en

(vi) op de basis van veronderstelde ondernemingswaarde ten opzichte van EBITDA, een vermenigvuldigingsfactor die elk redelijkerwijs vergelijkbaar bedrijf overtreft, waaronder Arbitron, GfK, IMS Health, McGraw-Hill, Reed Elsevier PLC en NV, Thomson, Taylor Nelson Sofres, Dun & Bradstreet, Pearson, Wolters Kluwer, Ipsos en WPP.

Zie tevens Paragraaf 5.5 (Substantiation of the Offer Price).

19.4 Voorwaarden

De verplichting zijdens de Bieder om het Bod gestand te doen geldt indien aan elk van de volgende Voorwaarden wordt voldaan, tenzij van bepaalde voorwaarden afstand wordt gedaan:

(a) een zodanig aantal Gewone Aandelen wordt ter aanvaarding aangemeld dat deze, tezamen met de Gewone Aandelen die rechtstreeks of indirect door de Bieder, zijn groep of de Sponsors op de Sluitingsdatum worden gehouden en de Gewone Aandelen die het voorwerp zijn van koopovereenkomsten die van kracht zijn op de Sluitingsdatum, op de Sluitingsdatum tenminste 95% (vijfennegentig procent) van het geplaatste gewoon aandelenkapitaal van VNU vertegenwoordigen (exclusief Gewone Aandelen gehouden door VNU of haar dochtermaatschappijen);

(b) een zodanig aantal Preferente Aandelen wordt ter aanvaarding aangemeld dat deze, tezamen met de Preferente Aandelen die rechtstreeks of indirect door de Bieder, zijn groep of de Sponsors op de Sluitingsdatum worden gehouden en de Preferente Aandelen die het voorwerp zijn van koopovereenkomsten die van kracht zijn op de Sluitingsdatum, op de Sluitingsdatum tenminste 95% (vijfennegentig procent) van het geplaatste 7% preferent aandelenkapitaal van VNU vertegenwoordigen;

(c) de Raad van Commissarissen en de Raad van Bestuur hebben hun aanbeveling ten aanzien van het Bod, zoals uiteengezet in dit Biedingsbericht, niet herroepen of gewijzigd;

(d) er heeft zich geen effect, gebeurtenis, voorval, omstandigheid of verandering voorgedaan die heeft geleid tot een Belangrijke Negatieve Verandering, noch heeft er zich een effect, gebeurtenis, voorval, omstandigheid of verandering voorgedaan waarvan redelijkerwijs te verwachten is dat deze zal leiden tot een Belangrijke Negatieve Verandering, noch is het zich hebben voorgedaan van een dergelijk effect, gebeurtenis, voorval, omstandigheid of verandering na de datum waarop de Aanmeldingsperiode aanvangt en op of voor de Sluitingsdatum ter kennis van de Bieder gekomen;

(e) er is geen publieke mededeling of schriftelijke notificatie gedaan op basis waarvan de Bieder het recht heeft om de Fusieovereenkomst te beëindigen, waaruit voor de eerste maal blijkt dat een bonafide derde partij voorbereidingen treft voor of een aankondiging doet van (i) een openbaar bod op minstens 50% (vijftig procent) van de Aandelen, welk bod volgens de Raad van Commissarissen kwalificeert als een concurrerend bod of (ii) een voorstel tot juridische fusie welke tot een overdracht van zeggenschap over VNU zou leiden, en is er geen derde

partij die een recht heeft tot verkrijging van of inschrijving op aandelen of certificaten van aandelen in het kapitaal van VNU of die een dergelijke verkrijging of inschrijving is overeengekomen, anders dan overeenkomstig de uitoefening van personeelsopties of andere beloningen in de vorm van aandelen toegekend voor de datum waarop de Fusieovereenkomst is getekend;

(f) er is geen bevel, schorsing, vonnis of besluit gegeven of verstrekt door een rechter, arbitragecommissie, overheid, overheidsinstantie of andere toezichthoudende of administratieve instantie, van toepassing; noch is er enig(e) wet, regel, regeling, bevel of verbod van overheidswege voorgesteld, in de wet opgenomen, ten uitvoer gelegd of van toepassing geacht op het Bod, welke op enigerlei wijze het Bod beperkt, verbiedt of vertraagt, of waarvan redelijkerwijs aannemelijk is dat deze de uitvoering van het Bod in enige materiële zin zal beperken, verbieden of vertragen;

(g) op of voorafgaand aan de Sluitingsdatum heeft VNU geen inbreuk gepleegd op bepaalde verplichtingen met betrekking tot het voeren van de onderneming en zekere andere verplichtingen met betrekking tot de voorbereiding van het Bod en het Bod zelf, voorzover een dergelijke inbreuk substantiële negatieve gevolgen teweegbrengt op het Bod of de Bieder of dat substantiële negatieve gevolgen in redelijkheid kunnen worden voorzien en, als een dergelijke inbreuk heeft plaatsgevonden, deze niet voor de Sluitingsdatum is hersteld;

(h) op of voorafgaand aan de Sluitingsdatum heeft de Bieder geen inbreuk gepleegd op de Fusieovereenkomst, voorzover een dergelijke inbreuk substantiële negatieve gevolgen teweegbrengt op het Bod of dat substantiële negatieve gevolgen in redelijkheid kunnen worden voorzien en, als een dergelijke inbreuk heeft plaatsgevonden, deze niet voor de Sluitingsdatum is hersteld;

(i) het voorvallen van één van de volgende gebeurtenissen voor de Sluitingsdatum:

  (i) mededingingsautoriteiten in de Verenigde Staten, Duitsland en Oostenrijk die alle vereiste wachttermijnen laten vervallen of de noodzakelijke beslissing, bevoegdheidsverklaring of goedkeuring met betrekking tot het Bod geven en, als aan deze beslissing, bevoegdheidsverklaring of goedkeuring voorwaarden of verplichtingen zijn verbonden, dat deze voorwaarden en verplichtingen acceptabel zijn voor een redelijk handelend Bieder; of

  (ii) alle relevante wachtperioden en andere tijdsperioden (met inbegrip van verlengingen daarvan) volgens elke van toepassing zijnde wetgeving of regelgeving van de Verenigde Staten, Duitsland en Oostenrijk zijn verlopen, verstreken of beëindigd;

(j) op of voorafgaand aan de Sluitingsdatum, heeft de Stichting VNU, uitsluitend onder de voorwaarde dat het Bod gestand wordt gedaan, onherroepelijk en voor het overige onvoorwaardelijk afstand gedaan van zijn rechten uit hoofde van alle eventuele optieovereenkomsten of soortgelijke regelingen met VNU in dit verband;

(k) tussen 31 maart 2006 en de Sluitingsdatum heeft VNU zich op geen enkele wijze verplicht tot de uitkering van een dividend of andere distributie (anders de dan de Preferente Dividenden), al dan niet in de vorm van aandelen, noch heeft VNU enig dividend uitgekeerd, kapitaal terugbetaald of andere distributie gedaan (anders de dan de Preferente Dividenden), al dan niet in de vorm van aandelen.

(l) op of voorafgaand aan de Sluitingsdatum is geen kennisgeving ontvangen van de AFM dat het Bod is gedaan in strijd met een of meer bepalingen als uiteengezet in sectie IIa, Wte 1995, in de zin van artikel 32a Bte 1995, hetgeen er toe zou leiden dat effecteninstellingen geen medewerking zouden mogen verlenen aan de afwikkeling van het Bod;

(m) op of voorafgaand aan de Sluitingsdatum is de handel in de Aandelen op Eurolist door Euronext Amsterdam N.V. niet blijvend opgeschort als gevolg van een noteringsmaatregel genomen door Euronext in overeenstemming met artikel 2706/1 van Euronext Rulebook II;

(n) op of voorafgaand aan de Sluitingsdatum is de Fusieovereenkomst niet beëindigd volgens de beëindigingsbepalingen die hierin zijn opgenomen (zie subparagraaf 5.10 (Termination Events Merger Protocol));

(o) op of voorafgaand aan de Sluitingsdatum hebben de houders van ten minste 95% van de Preferente B Aandelen de koop en verkoop van hun Preferente B Aandelen aangemeld aan de Bieder per de Dag van Betaling, onder de voorwaarde dat het Bod gestand wordt gedaan; en

(p) op of voorafgaand aan de Sluitingsdatum heeft VNU geen klasse effecten geregistreerd onder de Exchange Act en VNU zal hebben voldaan aan de verplichtingen in de Fusieovereenkomst met betrekking tot de Exchange Act.

De Voorwaarden in subparagraaf (a) tot en met subparagraaf (k) (zie tevens subparagraaf 5.2.1 tot en met subparagraaf 5.2.11), met uitzondering van subparagraaf (h) (zie tevens subparagraaf 5.2.8, en in subparagraaf (n) tot en met (p) (zie tevens subparagraaf 5.2.14 tot en met 5.2.16) strekken ten behoeve van de Bieder, die daarvan op elk moment (geheel of gedeeltelijk) afstand kan doen door schriftelijke kennisgeving aan VNU, met dien verstande dat VNU en de Bieder slechts gezamenlijk afstand kunnen doen van de Voorwaarden in subparagraaf (a) en (b) (zie tevens subparagrafen 5.2.1 en 5.2.2) wanneer het aantal Gewone Aandelen dat ter aanvaarding is aangemeld tezamen met de Gewone Aandelen die direct of indirect door de Bieder worden gehouden op de Sluitingsdatum, minder dan 60% (zestig procent) van het totaal geplaatste Gewoon Aandelenkapitaal ten tijde van de Sluitingsdatum vertegenwoordigen.

De Voorwaarde in subparagraaf (h) (zie tevens subparagraaf 5.2.8) hierboven strekt ten behoeve van VNU, en van deze Voorwaarde zal de Bieder geen afstand doen (geheel of gedeeltelijk), noch zal zij haar (geheel of gedeeltelijk) inroepen, zonder voorafgaande schriftelijke toestemming van VNU. De Voorwaarde in subparagraaf (l) (zie tevens 5.2.12) hierboven strekt ten behoeve van de zowel VNU als de Bieder; VNU en de Bieder zijn gerechtigd daarvan samen afstand te doen, wanneer na ontvangst van een kennisgeving als bedoeld in subparagraaf (l) (zie tevens Voorwaarde 5.2.12), deze kennisgeving is of zal worden ingetrokken door de AFM, deze kennisgeving door een gerechtelijke uitspraak terzijde wordt geschoven of na consultatie met de AFM

De Voorwaarde in subparagraaf (m) (zie tevens subparagraaf 5.2.13) hierboven strekt ten behoeve van zowel VNU als de Bieder en VNU en de Bieder zijn gerechtigd daarvan samen (geheel of gedeeltelijk) afstand te doen door schriftelijke kennisgeving, met dien verstande echter dat VNU respectievelijk de Bieder slechts afstand mogen doen van vervulling van deze Voorwaarde indien VNU, respectievelijk de Bieder het niet voldoen aan die Voorwaarde niet zelf heeft veroorzaakt en verder onder de voorwaarde dat de partij die het niet vervullen van de Voorwaarde heeft veroorzaakt niet gerechtigd is tot het intrekken van deze voorwaarde.

Zie tevens Paragraaf 5.2 (Offer Conditions).

19.5 Motivering van het Bod

Het Bod biedt de volgende voordelen aan de Aandeelhouders, VNU's werknemers, klanten en andere belanghebbenden:

Bod in Contanten—Het Bod geeft Aandeelhouders van VNU de mogelijkheid om hun Aandelen onmiddellijk om te zetten in contanten, waarmee een significant prijsrisico dat samenhangt met toekomstige investeringen, de onzekerheid van de uitvoering daarvan en enige liquiditeitskorting op moment van een verkoop worden geëlimineerd;

Aantrekkelijke Waardering—Het Bod bevat een significante premie ten opzichte van de onveranderde slotkoers op de laatste handelsdag voordat VNU haar voorgenomen fusie met IMS Health aankondigde, VNU's historische aandelenkoers en de gemiddelde vermenigvuldigingsfactor verondersteld in de huidige ondernemingswaardering van met VNU te vergelijken bedrijven. Bovendien is VNU's operationele plan voor de lange termijn, inclusief project Forward, in het Bod begroot.

Continue ondersteuning van VNU—De Sponsors zijn investeerders die uitgebreide ervaring hebben in de informatie en media sector en die gezamenlijk met VNU aanzienlijke ondersteuning, expertise en kapitaal kunnen leveren ter ondersteuning van strategische initiatieven, VNU's medewerkers, klanten en andere belanghebbenden;

Zie verder Paragraaf 5.5 (Substantiation of the Offer Price) en Paragraaf 5.6 (The Offeror's Rationale for the Offer).

19.6 Brief aan de Aandeelhouders

Geachte Aandeelhouders,

De Algemene Vergadering van Aandeelhouders van 18 april, 2006 is een belangrijke gebeurtenis voor VNU. In deze vergadering wordt u, onder andere, geïnformeerd over het Bod.

Op 8 maart 2006 werd bekend gemaakt dat, na een vergadering van de Raad van Bestuur en de Raad van Commissarissen in de avond van 7 maart 2006, de verwachting was gerechtvaardigd dat VNU overeenstemming over het voorgenomen Bod op alle Gewone Aandelen en Preferente Aandelen zou bereiken met de Bieder.

Wij willen u hierbij graag informeren over de achtergrond van het Bod. Zoals blijkt uit het hieronder uiteengezette proces, hebben de Raad van Commissarissen en de Raad van Bestuur de transactie uitgebreid en zorgvuldig overwogen. Wij zijn tot de conclusie gekomen dat het Bod in het belang is van de Vennootschap, haar aandeelhouders en alle andere belanghebbenden. Wij ondersteunen unaniem het Bod en bevelen de Aandeelhouders unaniem aan het Bod te accepteren.

19.6.1 Achtergrond

De Raad van Bestuur, de Raad van Commissarissen en het leidinggevend management hebben regelmatig de activiteiten, strategie, alternatieven en vooruitzichten van de Vennootschap geëvalueerd in samenhang met marktontwikkelingen en met het oog op het versterken van VNU's concurrentiepositie. De Vennootschap heeft zich de afgelopen paar jaren, door middel van een combinatie van strategische transacties en interne groei, omgevormd van een veelzijdige uitgever tot één van "s werelds toonaangevende informatie- en mediabedrijven. Op 10 juli 2005 hebben de Raad van Bestuur en de Raad van Commissarissen de overname door de Vennootschap van IMS Health, Inc. ("**IMS**") unaniem goedgekeurd. IMS is een marktleider in de informatievoorziening en advisering van ondernemingen in de farmaceutische en gezondheidszorgsector.

Gedurende juli, augustus en september 2005 hebben verschillende grootaandeelhouders van VNU zich publiekelijk verzet tegen de voorgenomen fusie met IMS en is de Vennootschap begonnen met het overwegen van mogelijke alternatieven voor het geval er geen aandeelhoudersgoedkeuring voor de voorgenomen IMS transactie zou kunnen worden verkregen. Vertegenwoordigers van Credit Suisse en Evercore, de financiële adviseurs van de Vennootschap in verband met de IMS transactie, hebben in oktober en november met de Raad van Bestuur en de Raad van Commissarissen de status van de fusie met IMS beoordeeld en besproken en daarbij zowel een herziening van de fusieovereenkomst overwogen, als ook de strategische alternatieven in het geval van beëindiging van de fusie met IMS.

Op 7 november 2005 heeft de Vennootschap een persbericht gepubliceerd, waarin zij verklaarde dat, hoewel de Vennootschap en IMS nog van mening waren dat de fusie in het belang van de respectievelijke aandeelhouders was, zij ook verschillende alternatieven hadden besproken, waaronder zowel een herziening van de fusieovereenkomst als ook de beëindiging daarvan. Deze discussies leidden uiteindelijk op 17 november 2005 tot overeenstemming tussen de Vennootschap en IMS om de fusieovereenkomst te beëindigen. Toen VNU aankondigde dat de fusieovereenkomst met IMS was beëindigd, heeft VNU ook aangegeven dat zij met het oog op de toekomst als zelfstandig opererende vennootschap, ook verdere maatregelen zou verkennen om de waarde voor de aandeelhouders te maximaliseren. Deze maatregelen omvatten (i) op korte termijn, het opstarten van een programma waaronder ca. EUR 1 miljard, boven op de gebruikelijke dividenden, aan aandeelhouders zou worden uitgekeerd; (ii) uitbreiding van de huidige kostenbesparende initiatieven naar alle bedrijfsonderdelen van de Vennootschap wereldwijd, mogelijk met inbegrip van enkele herstructureringen; (iii) het optimaliseren van VNU's portfolio door middel van het continu evalueren van gerichte veranderingen die de bestaande activiteiten zouden kunnen versterken; en (iv) het nastreven van een beursnotering op de New York Stock Exchange om het aanzien van VNU te verbeteren en het draagvlak van de aandeelhouders te vergroten.

Kort na de beëindiging van de fusieovereenkomst met IMS, werd contact opgenomen met de Vennootschap door vertegenwoordigers van Kohlberg Kravis Roberts & Co., L.P. ("KKR") en Thomas H. Lee Partners. KKR en Thomas H. Lee Partners gaven aan interesse te hebben in het bespreken van een mogelijke overname van VNU. Op 22 november 2005 hebben vertegenwoordigers van het management van de Vennootschap gesproken met vertegenwoordigers van een mogelijk consortium bestaande uit AlpInvest Partners, The Blackstone Group, KKR, Thomas H. Lee Partners en één andere private equity investeerder die zich later terugtrok (het "Eerste Consortium"). In de loop van

de vergadering heeft deze groep van potentiële investeerders uitdrukking gegeven van hun interesse om VNU van de beurs te halen. In december 2005 is het Eerste Consortium uitgebreid met The Carlyle Group, Hellman & Friedman en een andere private equity investeerder die zich op een later moment terugtrok.

Begin december 2005, heeft de Vennootschap Credit Suisse en Evercore Partners in de arm genomen als financiële adviseurs in verband met het beoordelen van de strategische alternatieven voor VNU. In deze periode zijn geheimhoudings- en stilstandovereenkomsten overeengekomen met de leden van het Eerste Consortium.

Eveneens begin december hebben bepaalde private equity investeerders die geen deel uitmaakten van het Eerste Consortium, contact opgenomen met de financiële adviseurs van VNU om uitdrukking te geven van hun mogelijke interesse in de overname van de Vennootschap. Gelijktijdig hebben de financiële adviseurs bij overige private equity investeerders de interesse in het vormen van een tweede consortium gepeild. Het resultaat hiervan was dat er een tweede consortium gevormd werd, dat een due diligence onderzoek van de Vennootschap nastreefde.

Op hetzelfde moment gaf ook een strategische koper aan interesse te hebben in de overname van de Vennootschap, maar deze koper heeft hierbij geen prijs of andere voorwaarden genoemd. Deze potentiële koper heeft verzocht om ontvangst van vertrouwelijke informatie, maar heeft deze informatie nooit ontvangen omdat hij niet bereid was om een geheimhoudings- en stilstandovereenkomst te tekenen.

Tijdens de vergadering van de Raad van Commissarissen op 13 december 2005, hebben de Raad van Commissarissen, het management en de adviseurs van VNU de mogelijke, beschikbare strategische alternatieven besproken. Bij de afronding van de vergadering, machtigde de Raad van Commissarissen het management en de adviseurs van de Vennootschap om de gesprekken met het Eerste Consortium en het tweede consortium voort te zetten en om elk consortium de mogelijkheid te geven een due diligence onderzoek te verrichten. De Raad van Commissarissen stelde ook een commissie van bestuurders samen, bestaande uit Messrs. A.G. Jacobs, F.L.V. Meysman, G.S. Hobbs en A. van Rossum, om toezicht te houden op de status van de discussies met potentiële overnemers en op de voortgang van een mogelijke transactie ("transactie commissie"). Na afloop van deze vergadering kondigde VNU aan dat zij uitingen van interesse in het mogelijk overnemen van de Vennootschap had ontvangen en dat de Raad van Bestuur en de Raad van Commissarissen deze optie zouden evalueren.

Nadat het tweede consortium geheimhoudings- en stilstandovereenkomsten had onderhandeld met de Vennootschap en deze had getekend, heeft het tweede consortium, gedurende december 2005 vertrouwelijke informatie ontvangen due diligence onderzoek verricht en zijn er door hen gesprekken gevoerd met het management van VNU.

Op 13 januari 2006 ontving VNU een niet-bindende waarde-indicatie van EUR 28.00 tot EUR 28.50 per Gewoon Aandeel van het Eerste Consortium. Voorafgaand aan het voorleggen van deze indicatie, trok één van de leden van het Eerste Consortium zich terug omdat deze investeerder zich niet wilde verenigen met de hoogte van de prijs die uitgedrukt werd in de waarde-indicatie. De indicatie was onder voorbehoud van, onder andere, onderhandelingen over en ondertekening van de Fusieovereenkomst, ontvangst van de noodzakelijke goedkeuringen, afronden van het due diligence onderzoek en de tevredenheid van de leningverstrekkers aan het Eerste Consortium met de afronding van het due diligence onderzoek. Tijdens een vergadering op 15 januari 2006 hebben de Raad van Bestuur en de Raad van Commissarissen, tezamen met de adviseurs van VNU, het voorstel zorgvuldig overwogen. Tijdens deze vergadering werd voor de Raad van Bestuur en Raad van Commissarissen duidelijk dat het tweede private equity consortium niet bereid was een vervolg te geven aan een mogelijke overname van de Vennootschap tegen een vergelijkbare prijs. Op dit moment verzocht het Eerste Consortium om exclusiviteit, welk verzoek werd afgewezen. Hoewel VNU bekend had gemaakt dat zij in gesprek was over een mogelijke verkoop van de Vennootschap, werd er daaropvolgend geen contact gezocht door een derde partij die mogelijk interesse had in het overnemen van de Vennootschap of van elk van de Marketing Information of Media Measurement and Information activiteiten. Op 16 januari 2006 kondigde de Vennootschap aan dat het de gesprekken met het Eerste Consortium zou doorzetten en gelijktijdig de verschillende alternatieven zou blijven afwegen en daarbij volledig en redelijk zou blijven evalueren op welke wijze zij het beste de belangen van de belanghebbenden in VNU zou kunnen behartigen.

Tijdens de daaropvolgende weken verrichtten het Eerste Consortium en haar adviseurs een uitgebreid due diligence onderzoek ten opzichte van de Vennootschap. Tijdens deze periode kwam de transactie commissie regelmatig bijeen om toezicht te houden op het proces.

Op 6 februari 2006 werd NM Rothschild formeel gecontracteerd om de Raad van Bestuur en de Raad van Commissarissen aanvullend financieel advies te verlenen. Tijdens de vergadering van 6 februari 2006, gaven het management en vertegenwoordigers van Credit Suisse en Evercore de Raad van Bestuur en de Raad van Commissarissen een update van de status van de mogelijke transactie met het Eerste Consortium. Het management presenteerde een update van de activiteiten en een financieel overzicht, waaronder een rapport over Project Forward. Credit Suisse en Evercore hebben met de Raad van Bestuur en Raad van Commissarissen verschillende financiële aspecten van de strategische mogelijkheden van de Vennootschap besproken, waaronder een scenario waarin VNU zelfstandig zou blijven opereren (daaronder begrepen een scenario waarin VNU zelfstandig zou blijven opereren gecombineerd met een herstructurering van de Vennootschap) en een analyse van een "break-up"-scenario. NM Rothschild heeft samen met de Raad van Bestuur en de Raad van Commissarissen haar voorlopige overzicht en financiële analyse besproken. De juridisch adviseurs bespraken het contract dat VNU had ontvangen van de juridisch adviseurs van het Eerste Consortium met de Raad van Bestuur en de Raad van Commissarissen.

Tussen 6 en 28 februari 2006 vervolgde VNU de gesprekken met het Eerste Consortium en duurde het due diligence onderzoek voort. Tijdens deze periode startten de onderhandelingen tussen de juridisch adviseurs van de Vennootschap en de juridisch adviseurs van het Eerste Consortium over de Fusieovereenkomst. De transactie commissie kwam een aantal keer bijeen om de ontwikkelingen te beoordelen en toezicht te houden op het proces.

Na het nagenoeg afronden van het due diligence onderzoek eind februari, waarbij ook onderzoek is gedaan naar de mogelijkheid van de Vennootschap om haar kostenbesparende doelstellingen te halen, en terwijl de prijsonderhandelingen voortduurden, trok nog een lid van het Eerste Consortium zich terug.

Op 28 februari 2006 vergaderden de Raad van Bestuur en de Raad van Commissarissen over de beoordeling en overweging van de strategische alternatieven van de Vennootschap, daarbij inbegrepen een mogelijk bod op de gehele Vennootschap door het Eerste Consortium. NM Rothschild en Credit Suisse hadden elk een afzonderlijke beoordeling gemaakt van de financiële aspecten van een mogelijk bod op de Vennootschap én van het scenario waarin VNU zelfstandig bleef opereren en het "break-up"-scenario. De juridische adviseurs bespraken de status van de juridische documentatie voor de mogelijke verkoop van de Vennootschap. De Raad van Bestuur en de Raad van Commissarissen bespraken, onder andere, de risico's en voordelen van het scenario waarin VNU zelfstandig bleef opereren en van het "break-up"-scenario en vergeleken de waarden die behaald konden worden in deze scenario's met het mogelijke bod voor de gehele Vennootschap.

In de avond van 6 maart 2006, vooruitlopend op de geplande vergadering van de Raad van Bestuur en de Raad van Commissarissen op 7 maart 2006, maakte het Eerste Consortium haar voornemen kenbaar om een bod te doen van EUR 28,75 per Gewoon Aandeel onder de voorwaarde dat de Vennootschap zou instemmen met de betaling van een vergoeding van EUR 75 miljoen indien het Bod niet gestand wordt gedaan omdat de Voorwaarde dat tenminste 95% van alle Gewone Aandelen worden aangemeld per de Sluitingsdatum niet is vervuld.

Op 7 maart 2006, vergaderde de Raad van Bestuur en de Raad van Commissarissen en overwogen zij of zij de door het Eerste Consortium voorgestelde transactie goed moesten keuren. De juridisch adviseurs van de Vennootschap bespraken de Fusieovereenkomst en andere juridische aspecten van het bod van het Eerste Consortium. Zowel Credit Suisse als NM Rothschild sprak haar mondelinge opinie uit, welke bevestigd werd door de overhandiging van een geschreven opinie, gedateerd 7 maart 2006. Volgens de mondelinge en geschreven opinie was de Biedprijs per Gewoon Aandeel van EUR 28,75, vanaf de datum van afgifte en afhankelijk van de gemaakte aannames, overwogen kwesties en de beperkingen van het gedane onderzoek, fair ("redelijk") vanuit een financieel oogpunt voor de houders van de Gewone Aandelen. Na beraadslaging en discussie, pauzeerden de Raad van Bestuur en Raad van Commissarissen. Dhr. Jacobs, voorzitter van de Raad van Commissarissen, heeft vervolgens het Eerste Consortium geïnformeerd over de voorwaarden waaronder de Raad van Bestuur en de Raad van Commissarissen bereid waren een bod van EUR 28,75 te accepteren. Deze voorwaarden bevatten, als onderdeel van een

totaalpakket, en als reactie op het verzoek van het Eerste Consortium voor een vergoeding van EUR 75 miljoen, een bepaling die voorziet in de betaling aan het Eerste Consortium van een vergoeding van EUR 30 miljoen aan onkosten indien de transactie wordt beëindigd onder bepaalde omstandigheden. Na enige beraadslaging, heeft het Eerste Consortium vervolgens dhr. Jacobs tijdens de avond van 7 maart geïnformeerd dat de voorwaarden die VNU stelde acceptabel waren op de voorwaarde van verdere bespreking van de juridische aspecten van een dergelijk bod. Tijdens dit gesprek werd de verwachting gerechtvaardigd dat er overeenstemming bereikt kon worden over een bod. De Raad van Bestuur en de Raad van Commissarissen kwamen daarop opnieuw bijeen en keurden de Fusieovereenkomst en de transacties die daaronder worden beoogd, unaniem goed. Dienovereenkomstig werd de Fusieovereenkomst ondertekend door de Vennootschap en de Bieder in de ochtend van 8 maart 2006 en publiceerden de Vennootschap en de Bieder een gezamenlijk persbericht waarin de transactie aangekondigd werd voorafgaand aan de opening van Euronext Amsterdam.

19.6.2 Aanbeveling van de Raad van Bestuur en de Raad van Commissarissen

De Raad van Commissarissen en de Raad van Bestuur hebben uitgebreid en op gepaste wijze de strategische, financiële en sociale aspecten en gevolgen van de voorgenomen transactie overwogen en hebben uitbreid andere alternatieven van de Vennootschap bestudeerd, zoals het scenario waarin VNU zelfstandig doorgaat en het "break-up"-scenario en komen tot de conclusie dat het Bod in het belang van de Vennootschap, de aandeelhouders en alle andere belanghebbenden van de Vennootschap is.

Gedurende het proces hebben de Raad van Commissarissen en de Raad van Bestuur (en de transactie commissie) regelmatig vergaderd en zijn het proces en de voornaamste beslissingen in verband hiermee besproken. De belangrijkste voorwaarden van het Bod zijn pas na voorafgaande toestemming van de Raad van Commissarissen door de Vennootschap en de Bieder overeengekomen.

De Raad van Commissarissen en de Raad van Bestuur zijn van mening dat de prijs die wordt geboden per Aandeel en de overige voorwaarden van het Bod fair ("redelijk") zijn voor de Aandeelhouders. In dit verband wordt gerefereerd aan de fairness opinies die zijn afgegeven door Credit Suisse NM Rothschild en opgenomen in Paragraaf 7 (Fairness opinion Credit Suisse) en Paragraaf 8 (Fairness opinion NM Rothschild). Met referte aan hetgeen hierboven genoemd, steunen de Raad van Commissarissen en de Raad van Bestuur unaniem het Bod en bevelen de Raad van Commissarissen en de Raad van Bestuur de Aandeelhouders unaniem aan het Bod te accepteren.

19.6.3 Overwegingen van de Raad van Commissarissen en de Raad van Bestuur

Naast de analyses en de onderhandelingen ten aanzien van het Bod, heeft de Vennootschap de afgelopen maanden gewerkt aan een bedrijfsplan gebaseerd op VNU als zelfstandig opererende vennootschap, welke ook Project Forward omvat: een driejarig programma dat zich richt op jaarlijkse kostenbesparingen van EUR 125 miljoen, bovenop de aanzienlijke kostenbesparingen die geschat worden onder VNU's plan voor de middellange termijn (zie ook subparagraaf 11.7 (Certain Projections)) en heeft de Vennootschap de mogelijkheid van het opbreken van VNU in een aantal zelfstandig opererende vennootschappen onderzocht.

Bij het beoordelen van de strategische alternatieven voor de Vennootschap, hebben de Raad van Bestuur en de Raad van Commissarissen nauwgezet overwogen wat de voor- en nadelen van het Bod waren en deze vergeleken met het scenario waarin VNU zelfstandig blijft opereren en het "break-up"-scenario. Het scenario waarin VNU zelfstandig blijft opereren werd bekeken in samenhang met een uitkering van EUR 1 miljard aan de aandeelhouders, kostenbesparende initiatieven en het optimaliseren van VNU's portfolio door gerichte wijzigingen in de bestaande activiteiten door te voeren. Om tot de beslissing te komen om het Bod goed te keuren en aan te bevelen dat de Aandeelhouders hun aandelen onder het Bod aanmelden, hebben de Raad van Commissarissen en de Raad van Bestuur het management, de juridische en financiële adviseurs van de Vennootschap geraadpleegd. Hierbij hebben de Raad van Bestuur en de Raad van Commissarissen een aantal factoren en mogelijke voor- en nadelen die verbonden zijn met het Bod overwogen, waaronder, onder andere, de volgende factoren:

(i) De prijs die wordt geboden voor de Gewone Aandelen vertegenwoordigt een aanzienlijke premium ten opzichte van historische beurswaarden, zoals een premium van (i) 23,1% ten

opzichte van de slotkoers op de beursdag voorafgaand aan de aankondiging van de IMS transactie, (ii) 20,7% ten opzichte van de gemiddelde beurskoers van de VNU aandelen gedurende de twee jaar voorafgaand aan 6 maart 2006 en (iii) 15,2% ten opzichte van de gemiddelde beurskoers van de VNU aandelen over het jaar voorafgaand aan 6 maart 2006;

(ii) De prijs die wordt geboden voor de Gewone Aandelen veronderstelt een ondernemingswaarde voor de Vennootschap

- tegen een vermenigvuldigingsfactor van EBITDA boven de vermenigvuldigingsfactoren die van toepassing zijn op de branchegenoten van VNU en boven de historische vermenigvuldigingsfactoren van de Vennootschap zelf;
- die de geraamde groei van de Vennootschap volledig weergeeft, en de risico's van de uitvoering, welke vooral voor Marketing Information aanzienlijk kunnen zijn, uitsluit;
- die de geschatte kostenbesparingen uit Project Forward volledig weergeeft en de aanzienlijke onzekerheid ten opzichte van de realiseerbaarheid van deze kostenbesparingen, uitsluit;

(iii) De prijs die wordt geboden voor de Gewone Aandelen vertegenwoordigt de hoogste voorgestelde prijs die de Vennootschap had ontvangen voor de koop van de gehele Vennootschap en het feit dat, ondanks de aankondiging van VNU dat zij strategische alternatieven overwoog, geen andere biedingen voor de Vennootschap of de bedrijfsonderdelen Marketing Information of Media Measurement and Information zijn ontvangen;

(iv) Het feit dat de Biedprijs per Gewoon Aandeel en de Biedprijs per Preferent Aandeel een bedrag geheel in contanten is, hetgeen de Aandeelhouders zekerheid omtrent de waarde verschaft;

(v) De mogelijke alternatieven voor de verkoop van VNU, waaronder het zelfstandig blijven opereren (daaronder begrepen een scenario waarin VNU zelfstandig zou blijven opereren gecombineerd met een herstructurering van de Vennootschap) en het "break-up"-scenario van de Vennootschap, en de risico's en de actuele waardering van toekomstige opbrengsten of besparingen die een rol spelen bij dergelijke alternatieven, welke alternatieven de Raad van Bestuur en de Raad van Commissarissen dan ook hebben besloten niet na te streven in verband met hun overtuiging dat de verkoop van de gehele Vennootschap aan het Eerste Consortium de waarde voor de aandeelhouders maximaliseert en het beste beschikbare alternatief is voor de belanghebbenden van de Vennootschap;

(vi) Dat de transacties die onder de Fusieovereenkomst beoogd worden op korte termijn gerealiseerd kunnen worden, waardoor er zekerheid is over het resultaat, er minder actuele waardering van toekomstige opbrengsten of besparingen is en er minder afleiding en verstoring is binnen VNU en ten opzichte van de klanten en de werknemers;

(vii) De opinie van 7 maart 2006 van Credit Suisse waaruit blijkt dat de Biedprijs per Gewoon Aandeel, vanaf de datum van afgifte en afhankelijk van de gemaakte aannames, overwogen kwesties en de beperkingen van het gedane onderzoek, fair ("redelijk") is vanuit een financieel oogpunt voor de houders van de Gewone Aandelen (zie ook paragraaf 7 (Fairness opinion Credit Suisse));

(viii) De opinie van 7 maart 2006 van NM Rothschild waaruit blijkt dat de Biedprijs per Gewoon Aandeel, vanaf de datum van afgifte en afhankelijk van de gemaakte aannames, overwogen kwesties en de beperkingen van het gedane onderzoek, fair ("redelijk") is vanuit een financieel oogpunt voor de houders van de Gewone Aandelen (zie ook paragraaf 8 (Fairness opinion NM Rothschild));

(ix) De financieringscontracten die het Eerste Consortium verkregen heeft geven een krachtige toezegging namens de leningverstrekkers, met weinig voorwaarden op grond waarvan de leningverstrekkers de toezegging kunnen beëindigen en daarnaast het feit dat de ontvangst van de financiering geen voorwaarde is onder de Fusieovereenkomst;

(x) Het feit dat de Bieder de algemene strategie van de Vennootschap voor groei op de lange termijn onderschrijft en het feit dat het Eerste Consortium bestaat uit investeerders die uitgebreide ervaring hebben in de informatie en media sector en welke investeerders tevens aanzienlijke ondersteuning, expertise en kapitaal kunnen bieden om toekomstige strategische initiatieven en lange termijn ontwikkeling van de Vennootschap te ondersteunen;

(xi) De bepalingen van de Fusieovereenkomst die voorzien in een voortzetting van specifieke werknermersregelingen en ingevolge waarvan de Vennootschap, voor een periode van tenminste 18 maanden na de Dag van Betaling, tenminste twee onafhankelijke commissarissen zal hebben en de Vennootschap niet op zal breken door de bedrijfsonderdelen Marketing Information en Media Measurement and Information af te stoten;

(xii) De bepalingen uit de Fusieovereenkomst die de Vennootschap toestaan om, in geval de Vennootschap ongevraagde biedingen ontvangt, informatie beschikbaar te stellen aan en onderhandelingen te voeren met derde partijen, en bepalingen uit de Fusieovereenkomst die de Raad van Bestuur en de Raad van Commissarissen in bepaalde omstandigheden toestaan om de aanbeveling aan de Aandeelhouders om de Aandelen onder het Bod aan te melden te wijzigen;

(xiii) Overige bepalingen uit de Fusieovereenkomst, waaronder de mogelijkheid van de Raad van Bestuur en de Raad van Commissarissen om de Fusieovereenkomst te beëindigen om een mogelijk beter bod te accepteren, tenzij dit bod geëvenaard wordt door de Bieder (onder de voorwaarde van betaling van de beëindigingsvergoeding van EUR 74,52 miljoen aan de Bieder);

(xiv) De bepalingen uit de Fusieovereenkomst welke bepalen dat de Bieder een beëindigingsvergoeding van EUR 149,04 miljoen zal betalen aan de Vennootschap als, in bepaalde omstandigheden, de Bieder opzettelijk en materieel wanprestatie pleegt onder de Fusieovereenkomst en welke bepalingen voorschrijven dat de leden van het Eerste Consortium deze betaling hoofdelijk hebben gegarandeerd; en

(xv) De bepalingen van de Fusieovereenkomst waaronder de Vennootschap de honoraria, kosten en onkosten die door de Bieder zijn gemaakt bij de voorbereiding van het Bod, in bepaalde omstandigheden, moet vergoeden tot een maximum van EUR 30 miljoen als minder dan 95% van de Gewone Aandelen is aangemeld voor aanvaarding onder het Bod en de Fusieovereenkomst beëindigd wordt door de Bieder.

Met inachtneming van de bovengenoemde en andere factoren hebben de Raad van Bestuur en de Raad van Commissarissen bepaald dat de voordelen van het Bod voor de aandeelhouders van de Vennootschap zwaarder wegen dan het mogelijke voordeel bij de andere beschikbare alternatieven voor de Vennootschap. Voordat de Raad van Bestuur en de Raad van Commissarissen bij deze conclusie arriveerden en zich committeerden aan het private equity bod, hebben zij zorgvuldig en met behulp van haar financiële adviseurs, de mogelijke totstandbrenging van waarde voor de Vennootschap als gevolg van het zelfstandig blijven opererend ook rekening houdend met de verwachte kostenbesparing verbonden met Project Forward en als gevolg van een mogelijk "break-up"-scenario voor de Vennootschap overwogen.

Naast het overwegen van de waarde van de Vennootschap als zelfstandig opererende vennootschap en de waarde van Project Forward, hebben de Raad van Bestuur en de Raad van Commissarissen onder andere de volgende factoren in beschouwing genomen bij het vergelijken van het Bod met de vooruitzichten van de Vennootschap als zelfstandig opererende vennootschap:

- De aanzienlijke uitdagingen omtrent de kostenbesparingen die voorzien zijn onder Project Forward:
  - De jaarlijkse beraamde kostenbesparing van EUR 125 miljoen die verkregen worden met Project Forward komen bij andere kostenbesparingsprogramma's die al geïmplementeerd worden door de Vennootschap.
  - De Vennootschap verwacht een groei in de EBITDA in de periode van 2005 tot en met 2008, op een jaarlijkse groeifactor die aanzienlijk hoger ligt dan de groeifactoren die in het verleden door VNU behaald zijn, waardoor het onzeker wordt of deze groeifactoren gehaald kunnen worden.
  - De Vennootschap kan problemen ervaren in het behouden van belangrijke medewerkers en belangrijke klanten tijdens het uitvoeren van Project Forward.

- Een gedeelte van de verwachte voordelen van Project Forward moeten mogelijk opnieuw geïnvesteerd worden om de marges van de Vennootschap te behouden, of worden mogelijk tenietgedaan door de druk op prijzen door klanten.
- Het Bod impliceert een aantrekkelijke vermenigvuldigingsfactor van historische en beraamde kasstromen vergeleken met het scenario waarin VNU zelfstandig blijft opereren, zelfs met inachtneming van het slagen van Project Forward en het volledig bereiken van de lange termijn bedrijfsplannen van de Vennootschap;
- Consolidatie in de "consumer packaged goods' sector en de mediasector heeft de druk verhoogd op de prijzen van de informatieproducten en -diensten en heeft, in sommige gevallen, geleid tot een netto afname in de vraag naar de informatieproducten en -diensten van de Vennootschap;
- De Vennootschap is werkzaam in bedrijfstakken die complexe dataverzameling- en databewerking systemen, software en andere technologie vereisen, hetgeen aanleiding geeft tot verhoogde druk op de winstmarges van de Vennootschap door de noodzaak om rendabele technieken voor dataverzameling en dataverwerking te ontwikkelen. Deze ontwikkeling is nodig voor de aanpassing aan de snelle technologische verandering die de Vennootschap treft (in het bijzonder het bedrijfsonderdeel Media Measurement and Information);
- Het handhaven van VNU als een zelfstandig opererende vennootschap vereist het zoeken naar een nieuwe Chief Executive Officer, wat tijdrovend zou kunnen zijn en ook en risico dat de activiteiten van de Vennootschap tijdens de zoektocht worden verstoord;
- De overtuiging van de Raad van Bestuur en de Raad van Commissarissen dat de prijs die de Aandeelhouders overeenkomstig het Bod zullen ontvangen, de intrinsieke waarde van de Vennootschap, gebaseerd op de bekendheid van de Raad van Bestuur en de Raad van Commissarissen met dergelijke zaken en de presentaties van de financiële adviseurs van de Vennootschap, overtreft.

De Raad van Bestuur en de Raad van Commissarissen hebben ook de risico's en voordelen van het "break-up"-scenario van de Vennootschap grondig geanalyseerd. De Raad van Bestuur en de Raad van Commissarissen hebben, in het bijzonder door de beschouwing van de actuele waardering van mogelijke besparingen aanzienlijke schatting- en uitvoeringsrisico's en verbonden belastingkosten, bepaald dat het nastreven van de "break-up"-strategie minder aantrekkelijk is voor de belanghebbenden van de Vennootschap dan een verkoop van de Vennootschap in een enkele transactie. In het bereiken van deze conclusie, hebben de Raad van Bestuur en de Raad van Commissarissen verschillende factoren overwogen, waaronder:

- Het Bod overtreft zowel (i) de bovenkant van het bereik van de analyse van het "break-up"-scenario zonder beursnotering door NM Rothschild en (ii) het middelpunt van de som van de onderdelen uit de analyse van het "break-up"-scenario van Credit Suisse;
- Er zijn momenteel geen andere biedingen voor de bedrijfsonderdelen, en het verkrijgen van dergelijke biedingen op redelijke waarderingen brengt risico's ten aanzien van zowel de timing als de uitvoerbaarheid met zich mee;
- Een aanzienlijk gedeelte van de kostenbesparingsmogelijkheden voor de Vennootschap die mogelijk zijn onder Project Forward, zijn mogelijk niet haalbaar als de Vennootschap opgebroken word. Elk bedrijfsonderdeel dat een zelfstandig opererende vennootschap zou worden, krijgt te maken met oplopende kosten, waaronder de kosten die verbonden zijn aan het zijn van een naamloze vennootschap en aan het verliezen van de operationele voordelen van de samenwerking;
- Een verkoop of een mogelijke desinvestering van de activiteiten van de Vennootschap zou nadelige belastinggevolgen met zich meebrengen en het "break-up"-scenario zou waarschijnlijk tot gevolg hebben dat er in de toekomst een aanzienlijke stijging komt in de operationele belastingtarieven voor de bedrijfsonderdelen. Momenteel geniet de Vennootschap bepaalde belastingvoordelen als Nederlandse vennootschap, die niet beschikbaar zijn voor afgestoten vennootschappen in de Verenigde Staten;

- Klanten van de Vennootschap begrijpen de voordelen die de Vennootschap heeft ten aanzien van het tot stand brengen van geïntegreerde dienstverlening, en geven er de voorkeur aan dat de Vennootschap bijeen blijft; en
- Het voltooien van het "break-up"-scenario van de Vennootschap zou lang kunnen duren en storend kunnen zijn voor het management en de werknemers, wat potentieel schadelijk zou kunnen zijn voor klantenbetrekkingen.

Op grond van deze analyse zijn de Raad van Bestuur en de Raad van Commissarissen tot de conclusie gekomen dat het Bod een beter alternatief is voor de Aandeelhouders en andere belanghebbenden in de Vennootschap dan het zelfstandig blijven opereren of het "break-up"-scenario en dat, in vergelijking met het Bod, er geen andere strategie was die de belangen van VNU's aandeelhouders, klanten, werknemers en andere belanghebbenden op dezelfde wijze in acht nam. Na zorgvuldige overweging van de risico's, mogelijkheden en andere factoren die verband houden met het Bod, het zelfstandig blijven opereren van de Vennootschap en het "break-up"-scenario, komen de Raad van Bestuur en de Raad van Commissarissen tot de conclusie dat het Bod, onder de voorwaarden zoals die onderhandeld zijn met het Eerste Consortium, in het belang is van de aandeelhouders en de andere belanghebbenden van de Vennootschap.

31 maart 2006

Raad van Commissarissen	Raad van Bestuur
A.G. Jacobs	R.F. van den Bergh
F.L.V. Meysman	R.A. Ruijter
P.A.F.W. Elverding	
J.L. Brentjens	
R. Dahan	
G.S. Hobbs	
A. van Rossum	

19.7 Financiering van het Bod

De Bieder zal aanmeldingen onder het bod financieren door middel van een combinatie van geheel toegezegde kredietfaciliteiten die onderworpen zijn aan de gebruikelijke voorwaarden en andere voorwaarden in verband met het Bod, gearrangeerd door Citigroup, Deutsche Bank Securities Inc., JPMorgan Securities, Inc. en gedeeltelijk door ABN AMRO Bank N.V., ING Bank N.V. en eigen vermogen.

19.8 Aanbeveling door de Raad van Commissarissen en de Raad van Bestuur

De Raad van Commissarissen en de Raad van Bestuur hebben de strategische, financiële, sociale aspecten en gevolgen van het Bod op behoorlijke en uitvoerige wijze overwogen en hebben de beschikbare alternatieven voor VNU uitgebreid geanalyseerd, zoals een scenario waarin VNU als zelfstandige entiteit blijft voorbestaan en een scenario waarin VNU wordt opgesplitst en zijn tot de conclusie gekomen dat het Bod in het belang is van VNU, de aandeelhouders en alle andere belanghebbenden van VNU.

Gedurende het proces zijn de Raad van Bestuur en de Raad van Commissarissen op regelmatige basis samengekomen en hebben zij overleg gepleegd over de voortgang van het proces en de belangrijkste beslissingen hieromtrent. De voorwaarden van het Bod, zoals vastgelegd in de Fusieovereenkomst, zijn slechts na de voorafgaande goedkeuring van de Raad van Commissarissen tussen VNU en de Bieder overeengekomen.

De Raad van Commissarissen en de Raad van Bestuur zijn van mening dat het Bod redelijk en evenwichtig is voor de Aandeelhouders. In dat kader wordt verwezen naar fairness opinies gegeven door NM Rothschild, zoals weergegeven in Paragraaf 8 (Fairness Opinion NM Rothschild) en Credit Suisse zoals weergegeven in Paragraaf 7 (Fairness Opinion Credit Suisse) van dit Biedingsbericht. Onder verwijzing naar het bovenstaande steunen de Raad van Commissarissen en de Raad van Bestuur het Bod unaniem en bevelen zij unaniem de Aandeelhouders aan het Bod te accepteren.

19.9 Aandelen die door leden van de Raad van Commissarissen en de Raad van Bestuur worden gehouden

Op de datum van dit Biedingsbericht worden 2.571 Gewone Aandelen gehouden door R.F. van den Bergh, worden 1.314 Gewone Aandelen gehouden door R.A. Ruijter en worden 10.086 Gewone Aandelen gehouden door J.L. Brentjes, welke allen onherroepelijk hebben toegezegd de door hen gehouden Gewone Aandelen onder het Bod aan te melden. Op de datum van dit Biedingsbericht worden er geen Aandelen gehouden door andere leden van de Raad van Commissarissen en de Raad van Bestuur. Zie Paragraaf 5.3. (Shareholdings of members of the Supervisory Board and the Executive Board).

19.10 Overeenkomst met stichtingen

In verband met het Bod heeft het bestuur van Stichting Prioriteit zich verbonden om, onder de voorwaarde dat het Bod gestand wordt gedaan, de Prioriteitsaandelen over te dragen op de Dag van Betaling.

Stichting VNU heeft, onder de voorwaarde dat het Bod gestand wordt gedaan, onherroepelijk afstand gedaan van zijn optierecht tot koop van Preferente A Aandelen of enige andere rechten onder soortgelijke regelingen.

19.11 Voorwaarden, Aanmeldingstermijn, gestanddoening, verlenging, betaling en levering

19.11.1 Voorwaarden

Het Bod zal gestand worden gedaan indien voldaan is aan de Voorwaarden zoals beschreven in Paragraaf 5.2 (Voorwaarden), of, indien dat onder het toepasselijke recht is toegestaan, daarvan afstand is gedaan door de partij die daartoe is gerechtigd.

19.11.2 Aanmeldingstermijn

De Aanmeldingstermijn vangt aan op 4 april 2006 en eindigt, tenzij de termijn wordt verlengd met inachtneming van artikel 9o lid 5 van het Bte 1995, op 5 mei 2006 om 15.00 uur Amsterdamse tijd (9:00 uur New Yorkse tijd). Zie Paragraaf 10.5 (Acceptance Period)

In het geval dat aan één of meer van de Voorwaarden niet is voldaan, mag de Bieder de Aanmeldingstermijn één of meerdere malen verlengen totdat aan alle Voorwaarden is voldaan of daarvan afstand is gedaan. Zie Paragraaf 4.7.4 (Extension). Gedurende een verlenging van de Aanmeldingstermijn zullen de reeds aangemelde en niet teruggetrokken Aandelen onder het Bod blijven vallen, echter onder voorbehoud van het recht van een Aandeelhouder om Aandelen terug te trekken die hij of zij al heeft aangemeld.

Aandelen die zijn aangemeld op of voor de Sluitingsdatum mogen niet worden teruggetrokken, onder voorbehoud van het recht om een aanmelding terug te trekken tijdens de verlenging van de Aanmeldingstermijn met inachtneming van de bepalingen van artikel 9o, lid 5 van het Bte 1995.

Indien aan alle Voorwaarden is voldaan of, voor zover van toepassing, daar afstand van is gedaan, zal de Bieder alle Aandelen aanvaarden die op geldige wijze zijn aangemeld (of op ongeldige wijze, indien de Bieder de aanmelding desalniettemin aanvaardt) en niet eerder zijn teruggetrokken in overeenstemming met de voorwaarden van het Bod met inachtneming van, met betrekking tot de Aandelen, de procedures zoals uiteengezet in Paragraaf 10.3 (Acceptance by Shareholders).

19.11.3 Gestanddoening

Het Bod wordt gedaan onder het voorbehoud van vervulling van de Voorwaarden, waartoe onder meer de Voorwaarde dat tenminste 95% (vijfennegentig procent) van het uitgegeven en uitstaande Gewone Aandelenkapitaal van VNU is aangemeld onder het Bod zoals uiteengezet in subparagraaf 5.2.1. en ten minste 95% van het uitstaande 7% Preferente Aandelen kapitaal is aangemeld onder het Bod zoals uiteengezet in subparagraaf 5.2.2 behoort. De Bieder behoudt zich het recht voor afstand te doen van dergelijke Voorwaarden, met dien verstande dat van een aantal Voorwaarden slechts afstand kan worden gedaan met de voorafgaande schriftelijke goedkeuring van VNU. Zie Paragraaf 5.2 (Offer Conditions). Indien de Bieder afstand wenst te doen van één of meer Voorwaarden dan wel deze wenst te beperken, dan zal de Bieder op een daartoe redelijkerwijs geschikte wijze de Aandeelhouders informeren dat de Bieder afstand doet van deze Voorwaarde(n) dan wel deze wenst te beperken, op de wijze zoals voorzien in de toepasselijke wetgeving, waaronder het Bte 1995.

Tenzij de Aanmeldingstermijn is verlengd, zal de Bieder binnen vijf Werkdagen volgend op de Sluitingsdatum, zoals voorgeschreven is onder het Bte 1995, zijnde de Gestanddoeningsdatum, bekend maken of aan de Voorwaarden is voldaan of dat er door de Bieder afstand van moet worden gedaan en zal de Bieder aankondigen of (i) het Bod gestand wordt gedaan, (ii) er nog steeds onzekerheid is over de vervulling van enige Voorwaarden of (iii) dat het Bod wordt ingetrokken omdat er niet is voldaan aan de Voorwaarden of omdat daarvan geen afstand is gedaan door de Bieder, alles met inachtneming van artikel 9t lid 4 van het Bte 1995. Zie Paragraaf 10.6 (Declaring the Offer Unconditional). Wanneer de Bieder aankondigt dat het Bod gestand wordt gedaan, dan zal de Bieder alle Aandelen aanvaarden die op geldige wijze zijn aangemeld (of op ongeldige wijze, indien de Bieder de aanmelding desalniettemin aanvaardt) dan kan zij, en wanneer de Bieder afstand heeft gedaan van een materiële Voorwaarde of deze op andere wijze heeft aangepast, dan zal zij de Aanmeldingstermijn met ten minste vijf additionele Werkdagen verlengen na de Gestanddoeningsdatum en Aandelen blijven aanvaarden die op geldige wijze zijn aangemeld (of op ongeldige wijze, indien de Bieder de aanmelding desalniettemin aanvaardt) gedurende deze periode en prompt, maar in ieder geval binnen 3 Werkdagen na een dergelijke aanvaarding voor deze Aandelen betalen.

19.11.4 Verlenging

De Bieder kan het Bod verlengen tot na de Sluitingsdatum, in welk geval alle verwijzingen in dit Biedingsbericht naar de "Sluitingsdatum" of naar "15:00 uur, Amsterdamse tijd (9:00 uur New Yorkse tijd), 5 mei 2006" worden verschoven naar de uiterste datum en tijd waarnaar het Bod is verlengd, tenzij uit de context anders blijkt. Een bank of effectenmakelaar kan een vroegere uiterste termijn vaststellen voor de communicatie door de houders van Aandelen teneinde de bank of effectenmakelaar in staat te stellen hun acceptaties tijdig aan het Omwissel- en Betaalkantoor te communiceren.

Indien de Aanmeldingstermijn wordt verlengd met als gevolg dat de verplichting volgend uit artikel 9t van het Bte 1995 tot aankondiging of het Bod al dan niet gestand wordt gedaan, wordt uitgesteld, zal dit, met inachtneming van de toepasselijke wetgeving, maar in elk geval uiterlijk op de derde Werkdag na de oorspronkelijke Sluitingsdatum openbaar worden aangekondigd, met inachtneming van het bepaalde in artikel 9o lid 5 van het Bte 1995. Zie Paragraaf 10.7 (Extension).

19.11.5 Betaling, levering

Indien de Bieder aankondigt dat het Bod gestand wordt gedaan, zullen de Aandeelhouders, die hun Gewone Aandelen en/of hun Preferente Aandelen hebben aangemeld en geleverd aan de Bieder, prompt, maar in ieder geval binnen 3 Werkdagen volgend op de Gestanddoeningsdatum (op de Dag van Betaling), de Biedprijs per Gewoon Aandeel en /of Biedprijs per Preferent Aandeel ontvangen voor de Aandelen die op geldige wijze zijn aangemeld (of op ongeldige wijze, mits de Bieder de aanmelding en levering daarvan desalniettemin aanvaardt) en geleverd. Zie Paragraaf 10.8 (Settlement).

19.11.6 Bieder

De Bieder, een besloten vennootschap met beperkte aansprakelijkheid, werd op 23 januari 2006 opgericht naar Nederlands recht en is statutair gevestigd te Amsterdam, Nederland. Zie Paragraaf 12 (Information on the Offeror).

19.12 Liquiditeit en opheffing beursnotering

De aankoop van de Aandelen door de Bieder onder het Bod zal onder andere tot gevolg hebben dat het aantal Aandeelhouders en het aantal Aandelen dat anders openbaar verhandeld zou kunnen worden verminderd en zou een negatieve invloed kunnen hebben op de liquiditeit en de marktwaarde van de overige Aandelen die niet zijn aangemeld en niet gehouden worden door VNU.

Indien het Bod gestand wordt gedaan is het voornemen om zo spoedig mogelijk de notering van de Aandelen op Euronext Amsterdam te beëindigen. Dit zou verdere negatieve gevolgen kunnen hebben voor de liquiditeit van de Aandelen die niet zijn aangemeld. Verder zou de Bieder één van de procedures zoals beschreven in subparagraaf 19.13 (Juridische Structuur van VNU na het Bod) kunnen starten, inclusief procedures die leiden tot de beëindiging van de beursnotering van de Aandelen (inclusief de niet aangeboden Aandelen). Zie subparagraaf 5.7.2 (Liquidity and delisting).

19.13 Juridische Structuur van VNU na het Bod

Samenvatting van de risicofactoren na het Bod

Zoals uiteengezet in subparagraaf 5.2.1 en 5.2.2, is het Bod voorwaardelijk tot op het moment dat er aanmeldingen zijn ontvangen voor ten minste 95% van de Gewone Aandelen en ten minste 95% van de Preferente Aandelen. Echter, de Bieder heeft het recht om afstand te doen van deze voorwaarden en het Bod gestand te doen, ook al vertegenwoordigen de niet aangemelde Aandelen meer dan 5% van elk van of van beide klasse Aandelen.

Aandeelhouders die hun Aandelen niet aanmelden onder het Bod dienen zorgvuldig deze subparagraaf 4.10 te bestuderen, waarin bepaalde risico's worden beschreven die zij lopen nadat het Bod gestand wordt gedaan. Het betreft hier additionele risico's die men loopt naast de risico's die samenhangen met de bedrijfsuitoefening door VNU en haar dochterondernemingen, aangezien deze bedrijfsuitoefening en de structuur van de VNU groep na de Dag van Betaling kunnen wijzigen. Hieronder volgt een samenvatting van de belangrijkste additionele risico's:

- VERPLICHTE KOOP

Op het moment dat is voldaan aan de relevante juridische vereisten kan de Bieder besluiten de resterende Aandelen te verwerven door middel van een wettelijke uitkoopprocedure.

- VERLIES LIQUIDITEIT

De Bieder kan op het moment dat is voldaan aan de relevante vereisten er voor kiezen de beursnotering van de Aandelen op Euronext Amsterdam te beëindigen en VNU om te zetten in een besloten vennootschap met beperkte aansprakelijkheid wat er, *inter alia*, toe zal leiden dat alle Aandelen slechts beperkt overdraagbaar zijn.

De Bieder kan, in plaats daarvan of in aanvulling daarop, kiezen voor een fusie waarbij VNU de verdwijnende vennootschap is, hetgeen er toe kan leiden dat de aandeelhouders in VNU van rechtswege aandeelhouders worden van de verkrijgende vennootschap. De verkrijgende vennootschap zal een besloten vennootschap met beperkte aansprakelijkheid zijn en de aandelen in haar kapitaal zullen niet genoteerd dan wel publiek verhandelbaar zijn en zullen slechts beperkt overdraagbaar zijn.

Zelfs wanneer er geen sprake is van een omzetting of van een fusie zal het aantal vrij verhandelbare Aandelen substantieel afnemen als gevolg van het Bod. Dit zal een negatieve invloed zal hebben op het handelsvolume en de liquiditeit van de Aandelen.

De Bieder kan ook besluiten om substantieel alle activa van VNU te verkopen hetgeen gevolgd kan worden door een liquidatie en een distributie van de verkoopopbrengsten.

- VERHOGING VAN FINANCIERING MET VREEMD VERMOGEN

Als gevolg van een of meer juridische fusies of als gevolg van andere maatregelen die door de Bieder en VNU na de Dag van Betaling worden geïmplementeerd worden het gedeelte van VNU of haar rechtsopvolgers' balanstotaal dat bestaat uit vreemd vermogen substantieel toenemen ten opzichte van de huidige positie.

- BEPERKTERE GOVERNANCE

Wanneer VNU of haar rechtsopvolger niet meer beursgenoteerd is en haar aandelen niet langer publiekelijk verhandeld worden, zullen de wettelijk bepalingen inzake de governance van publieke of genoteerde ondernemingen niet langer van toepassing zijn en zullen de rechten van de minderheidsaandeelhouders worden beperkt tot het wettelijk minimum.

- CONTROLERENDE AANDEELHOUDER

Na de Dag van Betaling zal de Bieder een meerderheidsbelang houden in VNU en zullen de indirecte aandeelhouders van de Bieder alle leden van de Raad van Bestuur benoemen evenals alle leden van de Raad van Commissarissen, afgezien van onafhankelijke leden van de Raad van Commissarissen die zijn aangesteld in overeenstemming met subparagraaf 5.7.7.

• FISCALE BEHANDELING VAN DE DISTRIBUTIES

De Bieder en VNU hebben geen inzicht in en geen verantwoordelijkheid voor de fiscale behandeling van distributies zoals dividenden, terugbetaling van kapitaal en liquidatie opbrengsten, gedaan door VNU of één van haar rechtsopvolgers. Wanneer een verkoop plaatsvindt van substantieel alle activa van VNU gevolgd door een liquidatie en een distributie van de verkoopopbrengsten zal dit kunnen leiden tot specifieke fiscale kwesties voor de Aandeelhouders.

Algemeen

De Bieder behoudt zich het recht voor om elke juridisch toegestane methode aan te wenden om 100% van VNU's aandelenkapitaal te verkrijgen, alsmede om de structuur van VNU in lijn te brengen met de houdster- en financieringsstructuur van de groep ondernemingen waartoe de Bieder behoort. Hiertoe zal de Bieder, afhankelijk van, onder andere, het aantal Aandelen verkregen door de Bieder als gevolg van het Bod, een aantal processen overwegen, waaronder een uitkoopprocedure overeenkomstig artikel 2:92a van het Nederlandse Burgerlijk Wetboek, een juridische fusie tussen VNU en de Bieder of een aan de Bieder gelieerde (rechts)persoon overeenkomstig artikel 2:309 en verder van het Nederlandse Burgerlijk Wetboek, een inbreng van activa in VNU in ruil voor nieuwe uit te geven aandelen (in welk geval de bestaande aandeelhouders geen voorkeursrechten hebben), of de verkoop van activa door VNU (behoudens subparagraaf 5.9). Daarnaast kan de Bieder VNU laten omzetten in een besloten vennootschap met beperkte aansprakelijkheid.

Ter voorkoming van misverstanden, de Bieder heeft, behoudens toepasselijke bepalingen van Nederlands recht, de discretionaire bevoegdheid om de maatregelen en processen beschreven in deze subparagraaf 19.13 cumulatief, alternatief of helemaal niet toe te passen.

Uitkoopprocedure

Wanneer de Bieder 95% of meer van het geplaatste en uitstaande aandelenkapitaal van VNU (de aandelen gehouden door VNU of haar dochtermaatschappijen daarbij niet meegerekend) op of na de Dag van Betaling heeft verkregen, zal de Bieder een uitkoopprocedure overeenkomstig artikel 2:92a van het Nederlandse Burgerlijk Wetboek initiëren om de resterende aandelen, die niet zijn aangeboden noch gehouden worden door de Bieder of VNU, te verkrijgen. De Bieder kan ook een uitkoopprocedure initiëren op enig moment na de Dag van Betaling als en wanneer het hiertoe bevoegd is, ook met betrekking tot de aandelen in enig rechtsopvolger van VNU, ontstaan door een juridische fusie of op andere wijze.

Juridische fusie

Op ieder moment na gestanddoening van het Bod kunnen de Bieder en VNU stappen zetten om een juridische fusie tussen de Bieder of een gelieerde (rechts)persoon van de Bieder (de "Fuserende Entiteit") en VNU te bewerkstelligen. Als gevolg van een dergelijke juridische fusie zal één van de twee betrokken juridische entiteiten verdwijnen (de "Verdwijnende Entiteit"). De andere entiteit (de "Verkrijgende Entiteit") zal overblijven en alle activa en passiva van de Verdwijnende Entiteit overnemen op de dag dat de juridische fusie van rechtswege effectief wordt (de "Fusiedatum"). De volgende alinea's van deze subparagraaf verklaren de twee belangrijkste vormen van een juridische fusie die de Bieder kan overwegen en geven een samenvatting van het proces dat doorlopen dient te worden alvorens een juridische fusie kan worden geïmplementeerd. Er kunnen geen rechten worden ontleend aan deze verklaring en de Bieder behoudt zich het recht voor om een juridische fusie onder andere voorwaarden na te streven.

Wanneer een juridische fusie wordt geëffectueerd waarin VNU de verdwijnende entiteit is, een zogenaamde opwaartse juridische fusie, zullen de aandeelhouders van VNU (inclusief aandeelhouders die hun aandelen niet hebben aangeboden onder het Bod, maar exclusief de Fuserende Entiteit) van rechtswege aandeelhouders in de Fuserende Entiteit worden, naast de Bieder of de aan de Bieder gelieerde (rechts)persoon die reeds aandeelhouder van de Fuserende Entiteit is. De nieuwe aandeelhouders zullen aandelen verkrijgen in het kapitaal van de Fuserende Entiteit die dezelfde economische waarde hebben als de aandelen VNU die zij houden direct voordat de Juridische Fusie wordt geëffectueerd, welke waarde zal worden berekend op basis van de relevante prijzen uiteengezet in dit Biedingsbericht verminderd met eventuele distributies aan de betrokken aandeelhouders uitgekeerd na de Dag van Betaling. Het kapitaal van de Fuserende Entiteit zal waarschijnlijk worden verdeeld in verschillende klassen aandelen en houders van aandelen van een bepaalde klasse in VNU

kunnen één of meer klassen van gewone en/of preferente aandelen in de Fuserende Entiteit verkrijgen, afhankelijk van een aantal factoren zoals bijvoorbeeld de rechten verbonden aan de aandelen in VNU die zij houden op de Fusiedatum en het bedrag aan vreemd vermogen dat de Fuserende Entiteit op dat moment heeft uitstaan. De precieze identiteit van de Fuserende Entiteit, de samenstelling van het aandelenkapitaal, de economische en andere rechten behorend bij iedere klasse aandelen in dat kapitaal en de ruilverhouding van toepassing op elke klasse aandelen in VNU, zullen slechts worden vastgesteld door het bestuur van VNU en van de Bieder op of na de Gestanddoeningsdatum en zullen worden goedgekeurd door de Raad van Commissarissen. Deze goedkeuring vereist een meerderheid van stemmen van de onafhankelijke leden van de Raad van Commissarissen, aangesteld na de Dag van Betaling in overeenstemming met subparagraaf 5.7.7, wanneer het besluit hiertoe wordt genomen op of na de Dag van Betaling. De onafhankelijke leden van de Raad van Commissarissen kunnen verzoeken om de benoeming van additionele, onafhankelijke financiële of juridische deskundigen om hen te adviseren over de redelijkheid van de voorgestelde ruilverhouding voor de aandelen in de Fuserende Entiteit, met het oog op de economische en andere rechten verbonden aan de aandelen in de Fuserende Entiteit die zullen worden ontvangen door de minderheidsaandeelhouders in vergelijking met de economische en andere rechten verbonden met de aandelen in VNU die door hen direct voor de Fusiedatum worden gehouden.

Het is niet de bedoeling dat enige aandelen in de Fuserende Entiteit worden genoteerd aan enige beurs of op een andere manier openbaar worden verhandeld. Omdat de Fuserende Entiteit een besloten vennootschap met beperkte aansprakelijkheid zal zijn, zullen beperkingen gelden met betrekking tot de overdraagbaarheid van deze aandelen. Echter, de Bieder of de aan de Bieder gelieerde (rechts)persoon die reeds aandeelhouder van de Fuserende Entiteit is kan de nieuwe aandeelhouders in de Fuserende Entiteit het recht geven om voor een bepaalde periode na de Fusiedatum hun aandelen aan hen te verkopen, voor een prijs per aandeel gelijk aan de relevante prijs uiteengezet in dit Biedingsbericht, verminderd met distributies aan de betrokken aandeelhouders gedaan na de Dag van Betaling. Aandeelhouders die hun aandelen niet hebben aangeboden tijdens het Bod, moeten zich bewust zijn dat wanneer het Bod gestand wordt gedaan en een dergelijke juridische fusie wordt geïmplementeerd, met uitzondering van de mate en voor de periode dat een verkooprecht is gegarandeerd in overeenstemming met de vorige zin, de aandelen in de Fuserende Entiteit die zij ontvangen in ruil voor hun Aandelen niet liquide zullen zijn en niet vrijelijk kunnen worden verhandeld.

Een ander gevolg van het feit dat de Fuserende Entiteit in een opwaartse juridische fusie een niet genoteerde besloten vennootschap met beperkte aansprakelijkheid zal zijn, is dat statutaire bepalingen die van toepassing zijn op de governance van openbare of genoteerde ondernemingen niet van toepassing zullen zijn op de Fuserende Entiteit en de rechten van de minderheidsaandeelhouders in de Fuserende Entiteit beperkt zullen worden tot het wettelijke minimum.

Als een alternatief voor of voorafgaand aan een juridische fusie als hierboven beschreven kan de Bieder kiezen om een juridische fusie te implementeren waarbij de Fuserende Entiteit de Verdwijnende Entiteit zal zijn en VNU de Verkrijgende Entiteit. In een dergelijk geval zullen de aandeelhouders van VNU hun aandelen blijven houden. De aandelen die worden gehouden door de Fuserende Entiteit zullen worden ingetrokken en aan de Bieder of de aan de Bieder gelieerde (rechts)persoon die reeds aandeelhouder van de Fuserende Entiteit zullen nieuwe aandelen worden uitgegeven, rekening houdend met alle activa of passiva die de Fuserende Entiteit bezit op de Fusiedatum, anders dan aandelen.

Een dergelijke neerwaartse juridische fusie zal op zichzelf de notering van VNU aan Euronext Amsterdam of verhandelbaarheid van Aandelen niet beïnvloeden. Dit zal echter de Bieder en VNU niet verhinderen om te streven naar een beëindiging van die notering, als ze hiertoe bevoegd zijn onder de toepasselijke noteringsregels. De Bieder kan, als en wanneer hij hiertoe bevoegd is, ook volgend op een neerwaartse juridische fusie een uitkoopprocedure starten met betrekking tot de aandelen in VNU die hij op dat moment niet bezit (anders dan de aandelen die VNU of haar dochtermaatschappijen bezitten). De voltooiing van het Bod en enige daaropvolgende maatregelen geïnitieerd door de Bieder en VNU, binnen de beperkingen gesteld door de toepasselijke wet- en regelgeving, zullen bovendien waarschijnlijk het handelsvolume van de Aandelen aanzienlijk verminderen en daarmee de liquiditeit van een aangehouden investering in de Aandelen na de Dag van Betaling.

Nadat een neerwaartse juridische fusie is geïmplementeerd, kan de Bieder beslissen om een opwaartse juridische fusie te implementeren, met een andere Fuserende Entiteit dan degene die verdwenen is als gevolg van de neerwaartse juridische fusie. De vorige subparagraaf, betreffende een

opwaartse juridische fusie en de aandelen die zullen worden uitgegeven aan houders van aandelen in VNU, zal *mutatis mutandis* van toepassing zijn in een dergelijk geval.

In het geval dat de Bieder ervoor kiest een juridische fusie na te streven, zal het proces om dit te bereiken onderworpen zijn aan Titel 7 van Boek 2 van het Nederlandse Burgerlijk Wetboek en enige andere toepasselijke bepalingen van Nederlands recht. Het proces zal garanties bevatten om te verzekeren dat door onafhankelijke experts wordt bevestigd dat de ruilverhoudingen en verhoudingen, van toepassing op iedere respectievelijke klasse aandelen in VNU, redelijk zijn en zal uiteindelijk worden goedgekeurd door de Raad van Commissarissen, inclusief een meerderheid van stemmen van de onafhankelijke leden van de Raad van Commissarissen, aangesteld per Dag van Betaling in overeenstemming met subparagraaf 5.7.7. Het proces vereist ook een besluit van de aandeelhoudersvergadering van de Verdwijnende Entiteit en, onder bepaalde omstandigheden, van de algemene vergadering van aandeelhouders van de Verkrijgende Entiteit. Aandeelhouders moeten zich echter bewust zijn dat deze garanties en procedures de Verkrijgende Entiteit, waarvan zij aandeelhouders zullen zijn vanaf de Fusiedatum, er niet van weerhouden om substantieel meer schulden te hebben in verhouding tot zijn balanstotaal dan VNU momenteel heeft.

Verkoop van Activa

Op elk moment nadat het Bod gestand is gedaan, kunnen de Bieder en VNU stappen nemen om een verkoop door VNU van alle of nagenoeg alle van haar activa aan een onderneming direct of indirect volledig eigendom van de Bieder of van een (rechts)persoon gelieerd aan de Bieder, te effectueren, op een wijze die in overeenstemming is met de toezeggingen zoals neergelegd in subparagraaf 5.9. Deze verkoop zal plaatsvinden tegen een waarde berekend op basis van de aandelenprijzen uiteengezet in dit Biedingsbericht verminderd met eventuele distributies aan de aandeelhouders van VNU gedaan na de Dag van Betaling.

Een bevestiging van de redelijkheid van een dergelijke transactie zal worden gevraagd van onafhankelijke experts. Voor een dergelijke transactie zal daarnaast de goedkeuring van de Raad van Commissarissen zijn vereist, inclusief een meerderheid van de onafhankelijke leden die zijn benoemd per de Dag van Betaling in overeenstemming met subparagraaf 5.7.7, alsmede de goedkeuring van de algemene vergadering van aandeelhouders van VNU. Na een dergelijke verkoop kan VNU worden geliquideerd, in welk geval de opbrengsten van de transactie worden verdeeld onder zijn aandeelhouders, in overeenstemming met de bepalingen van de statuten van VNU van kracht op het relevante tijdstip.

Andere mogelijke maatregelen

De Bieder behoudt zich het recht voor om elke juridisch toegestane methode aan te wenden om 100% van VNU's aandelenkapitaal te verkrijgen, alsmede om de structuur van VNU in lijn te brengen met de nieuwe houdster- en financieringsstructuur, die zal bestaan zodra het Bod gestand is gedaan, inclusief de inbreng van activa door de Bieder in VNU tegen de uitgifte van aandelen in het kapitaal van VNU, daarbij de voorkeursrechten (indien aanwezig) van andere VNU aandeelhouders uitsluitend, dit alles in overeenstemming met het Nederlands recht en de statuten van VNU van die van kracht zijn op het relevante tijdstip.

Tenslotte houdt de Bieder zich het recht voor om zich te richten op wijziging van bedrijfs- en kapitaalsstructuur van VNU, met inbegrip van interne reorganisaties, wijziging van de accountingmethodes zoals deze worden toegepast door VNU, wijziging van de VNU Statuten, een liquidatie, een splitsing zoals beschreven in artikel 2:334a van het Nederlandse Burgerlijke Wetboek of een claimemissie, alles met inachtneming van de relevante bepalingen van het Nederlands recht en de VNU Statuten (zoals die van tijd tot tijd worden gewijzigd). Gedane distributies kunnen de vorm hebben van een distributie uit de reserves, een interim dividend, een slotdividend, een betaling na intrekking of in het geval VNU wordt geliquideerd, een distributie van de liquidatieopbrengsten.

19.14 Dividendbeleid

De Bieder is van plan het dividendbeleid van VNU om in belangrijke mate te wijzigen indien het Bod gestand wordt gedaan. De bieder verwacht kort na de Dag van Betaling op te zullen houden met het uitkeren van reguliere dividenden in contanten, met inachtneming van bepalingen van Nederlands recht. Enig dividend dat uitgekeerd wordt in de nabije toekomst zal eenmalig van aard zijn. De hoogte en de aard van eenmalige dividenden (voor zover aanwezig) zal afhankelijk zijn van meerdere factoren

maar kan significant zijn. Uitkeringen die worden gedaan op de relevante aandelen na de Dag van Betaling (voor zover aanwezig) zullen worden afgetrokken van de waarde per aandeel omwille van het vaststellen van de waarde per Aandeel in het geval van een juridische fusie of andere relevante maatregel zoals beschreven in subparagraaf 5.7.3.

19.15 Aankondigingen

Aankondigingen verband houdend met voorafgaande paragrafen zullen middels een persbericht of een advertentie worden gedaan en tevens worden gepubliceerd in tenminste the Wall Street Journal, The Financial Times, the Daily Official List, Het Financieele Dagblad en/of het NRC Handelsblad.

Met inachtneming van de Nederlandse wet- en regelgeving met betrekking tot openbare biedingen en de federale effectenwet- en regelgeving in de Verenigde Staten en zonder de wijze waarop de Bieder een publieke aankondiging kan doen te beperken, heeft de Bieder geen verplichting enige publieke aankondiging te doen anders dan hierboven beschreven.

19.16 Verkrijgbaarheid Informatie

Exemplaren van dit Biedingsbericht, het aanmeldingsformulier alsmede van de VNU Statuten en de jaarrekeningen van VNU voor het Boekjaar 2003, het Boekjaar 2004 en het Boekjaar 2005 (waarvan de Engelse vertaling in gedrukte vorm beschikbaar is vanaf 27 maart 2006) zoals goedgekeurd door de Raad van Commissarissen, evenals de Voorgestelde Statuten, welke documenten door middel van verwijzing (*incorporation by reference*) zijn opgenomen in, en een onderdeel vormen van, dit Biedingsbericht, zijn kosteloos verkrijgbaar ten kantore van VNU en het Omwissel- en Betaalkantoor en kunnen worden verkregen door contact op te nemen met VNU of het Omwissel- en Betaalkantoor op de adressen hieronder:

VNU

VNU N.V.
Investor Relations
Ceylonpoort 5-25
2037 AA Haarlem

tel: +31 23 546 3502
fax: +31 23 546 3938
e-mail: ir.info@hq.vnu.com

Omwissel- en Betaalkantoor:

ABN AMRO Bank N.V.
Servicedesk MF7020
Kemelstede 2
4817 ST Breda
Nederland

Postbus 3200
4800 DE Breda
Nederland
Tel: + 31(0)76 579 9455
Fax: + 31 (0)76 579 9643
Email: So.Servicedesk.WCS@nl.abnamro.com

19.17 Jaarlijkse Algemene Vergadering van Aandeelhouders

Op 18 april 2006, om 16:00 uur, Amsterdamse tijd, zal de Jaarlijkse Algemene Vergadering van Aandeelhouders worden gehouden in het Hotel Okura Amsterdam, Ferdinand Bolstraat 333, te Amsterdam, waarin naast andere agendapunten, het Bod zal worden toegelicht en besproken overeenkomstig het bepaalde in artikel 9q Bte 1995. De informatie die voor Aandeelhouders noodzakelijk is voor een adequate beoordeling van het Bod, zoals bedoeld in artikel 9q Bte 1995, is opgenomen in dit Biedingsbericht. Tevens zullen onder meer de volgende onderwerpen op de agenda staan en, voor zover van toepassing, als besluit worden voorgelegd ter goedkeuring met ingang van de Dag van Betaling:

(i) elk van A. Navab en S. Brown (vertegenwoordigers van Kohlberg Kravis & Roberts & Co., L.P.), M.S. Chae en R. Reid (vertegenwoordigers van The Blackstone Group L.P.), M.J. Connelly en E.P.S. Merrill (vertegenwoordigers van The Carlyle Group), S.A. Schoen en G.R. Taylor (vertegenwoordigers van Thomas H. Lee Partners, L.P.), I. Leigh (vertegenwoordiger van AlpInvest Partners N.V.), P. Healy (vertegenwoordiger van Hellman & Friedman LLC), D.G. Eustace (onafhankelijk in de zin van de Nederlandse Corporate Governance Code) en G.S. Hobbs onafhankelijk van de sponsors te benoemen als lid de Raad van Commissarissen, onder de opschortende voorwaarde dat het Bod gestand is gedaan; en

(ii) wijziging van de VNU Statuten.

19.18 Beoogd Tijdschema

(alle tijden zijn Amsterdamse tijd, New Yorkse tijd is zes uur vroeger)

Verwachte Datum en Tijd	**Gebeurtenis**
(Alle tijden zijn in Amsterdamse tijd)	
09:00 uur 3 april 2006	Publicatie van het bericht met betrekking tot de verkrijgbaarstelling van het Biedingsbericht en de aanvang van het Bod, in overeenstemming met artikel 9o lid 2 van het Bte 1995
09:00 uur 4 april 2006	Aanvang van de Aanmeldingstermijn onder het Bod
16:00 uur 18 april 2006	Algemene Vergadering van de Aandeelhouders, waarin onder andere het Bod zal worden toegelicht en besproken, overeenkomstig het bepaalde in artikel 9q lid 1 van het Bte 1995
15:00 uur 5 mei 2006, behoudens verlenging	Sluitingsdatum Uiterste datum waarop Aandeelhouders hun Aandelen onder het Bod kunnen aanmelden
Uiterlijk vijf Werkdagen na de Sluitingsdatum	Gestanddoeningsdatum De dag waarop de Bieder openbaar aankondigt of het Bod gestand wordt gedaan, zijnde uiterlijk vijf Werkdagen na de Sluitingsdatum, overeenkomstig artikel 9t lid 4 van het Bte 1995
Uiterlijk drie Werkdagen na de Gestanddoeningsdatum	*Dag van Betaling* De datum op welke, overeenkomstig met de Voorwaarden onder het Bod, de Bieder zal overgaan tot Betaling van de Biedprijs per Gewoon Aandeel dan wel de Biedprijs per Preferent Aandeel, aan de Aandeelhouders die op geldige wijze hun Aandelen hebben aangemeld (of op ongeldige wijze, mits de Bieder de aanmelding en levering daarvan desalniettemin aanvaardt) onder de voorwaarde dat het Bod wordt gestand gedaan, zijnde uiterlijk drie Werkdagen na de Gestanddoeningsdatum

20. ADVISERS

Advisers to the Offeror

Financial advisers

J.P. Morgan plc
10 Aldermanbury
London EC2V 7RF
The United Kingdom

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Citigroup Global Markets Inc.
388 Greenwich Street
33rd floor
New York, NY 10013
United States of America

Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005
United States of America

ING Bank N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

Legal advisers

As to Dutch law
Clifford Chance LLP
Droogbak 1A
1013 GE Amsterdam
The Netherlands

As to U.S. law
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
United States of America

Advisers to VNU

Financial adviser

Credit Suisse
11 Madison Avenue
New York, NY 10010
United States of America

Evercore Partners
55 East 52nd Street, 43rd floor
New York, NY 10055
United States of America

NM Rothschild & Sons
New Court
St. Swithin's Lane
London EC4P 4DU

Legal advisers

As to Dutch law
De Brauw Blackstone
Westbroek N.V.
Tripolis
Burgerweeshuispad 301
1076 HR Amsterdam

As to U.S. law
Simpson Thacher & Bartlett
LLP
425 Lexington Avenue
New York, NY 10017-3954
United States of America

Auditors

Ernst & Young
Accountants
Drentestraat 20
1083 HK Amsterdam
The Netherlands

SCHEDULE 1 PROCEDURES FOR ACCEPTANCE AND SETTLEMENT FOR ADS HOLDERS

1.1 Procedures for ADS Holders

If you are a holder of ADSs, you will have received a Letter of Transmittal (a "**Letter of Transmittal**") for use in connection with the Offer. Paragraphs 1.1 through 1.13 of this Schedule 1 should be read together with the instructions on the Letter of Transmittal. The provisions of this Schedule 1 shall be deemed to be incorporated in, and form a part of, the Letter of Transmittal. The instructions printed on the Letter of Transmittal shall be deemed to form part of the terms of the Offer.

1.2 Acceptance and Payment by Offeror

1.2.1 Offeror will accept for payment all Shares represented by ADSs validly tendered (and not properly withdrawn) on the same terms and conditions as set forth in this Offer Memorandum for the acceptance of Ordinary Shares, subject to the provisions of this Schedule 1. See Section 10 of the Offer Memorandum.

1.2.2 In all cases, payment for ADSs tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by The Bank of New York, the U.S. Tender Agent (the "**US Tender Agent**") of (i) the American depositary receipts evidencing the ADSs or confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such ADSs into the US Tender Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures discussed in paragraph 1.3 of this Schedule 1, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in paragraph 1.3 of this Schedule 1) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal, and (b) (i) the exchange of such ADSs for the Shares represented therby in accordance with the deposit agreement governing the ADSs and the transfer of the such Shares to the Offeror in accordance with applicable law and (ii) acceptance for payment (and thereby purchase) of the Shares represented by such ADSs by the Offeror from the US Tender Agent or The Bank of New York, in its capacity as depositary of the ADSs (in such capacity, the "Depositary"). Subject to any withdrawal rights required under applicable law in connection with an extension of the Acceptance Period, such acceptance will be deemed to constitute a binding agreement between such tendering ADS Holder and Offeror upon the terms and subject to the conditions of the Offer. ADSs may not be tendered independently other than through the US Tender Agent, following receipt by the US Tender Agent of an American depositary receipt evidencing ADSs from an ADS Holder. A Letter of Transmittal and other required documents contained in an envelope postmarked in any jurisdiction where it would be unlawful to do so or otherwise appearing to Offeror or its agents to have been sent from any jurisdiction where it would be unlawful to do so will not constitute a valid acceptance of the Offer.

1.2.3 For the purposes of the Offer, Offeror will be deemed to have accepted for payment (and thereby purchased) Shares represented by ADSs validly tendered and not properly withdrawn as, if and when Offeror gives oral or written notice to the US Tender Agent of Offeror's acceptance for payment of such Shares pursuant to the Offer.

1.2.4 Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer, and the corresponding payment for the ADSs representing such Shares, will be made by deposit of the Offer Price per Ordinary Share for each Share with the US Tender Agent, which will act as agent for tendering ADS Holders for the purpose of receiving payments from Offeror and transmitting such payments to tendering ADS Holders with respect to which Shares represented by such tendering ADS Holders' ADSs have been accepted for payment. Under no circumstances will Offeror pay interest on the purchase price for Shares represented by ADSs, regardless of any delay in making such payment. Offeror will deliver euros to the US Tender Agent for the Shares purchased by Offeror and the US Tender Agent will convert said euros into U.S. dollars on the open spot market on or about the date such euros are received by it from Offeror. The actual amount of U.S. dollars received by ADS Holders for their ADSs will depend upon the relevant exchange rate prevailing on the day funds are converted by the US Tender Agent net of any

fees and expenses. ADS Holders should also be aware that the relevant exchange rate which is prevailing at the date on which an ADS Holder executes the Letter of Transmittal (or in the case of a book-entry transfer, authorizes an Agent's Message to be delivered) and on the date of dispatch of payment from Offeror to the US Tender Agent may be different from that prevailing on the day funds are converted by the US Tender Agent. Where an ADS Holder accepts the Offer by physical delivery of American depositary receipts, cheques for the cash consideration will be dispatched by the US Tender Agent by means of the U.S. mail. Where an ADS Holder accepts the Offer by book-entry transfer, the cash consideration will be transferred by the US Tender Agent to the Book-Entry Transfer Facility for credit to the account of the Book-Entry Transfer Facility participant who validly tendered the ADSs through the Book-Entry Transfer Facility.

1.3 **Book-Entry Transfer**

The US Tender Agent will establish an account at the Book-Entry Transfer Facility with respect to interests in ADSs held in book-entry form for the purposes of the Offer within two business days from the date of this Offer Memorandum. ADSs held through the Book-Entry Transfer Facility must be tendered through any financial institution that is a participant in the Book-Entry Transfer Facility by (i) causing the Book-Entry Transfer Facility to transfer such interests in ADSs into the US Tender Agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedure for such transfer, and (ii) causing the applicable Book-Entry Transfer Facility participant to deliver an Agent's Message to the US Tender Agent or delivering a completed Letter of Transmittal to the US Tender Agent. The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the US Tender Agent and forming a part of a Book-Entry Confirmation that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering such ADSs that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce such agreement against the participant. The confirmation of a book-entry transfer of the interests in ADSs into the US Tender Agent's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation". ADSs held in book-entry transfer form must be transferred to the US Tender Agent's account at the Book-Entry Transfer Facility by no later than the Acceptance Closing Date or, in the case of the Subsequent Offer Period, no later than 5:00 p.m. New York City time, on the U.S. business day immediately preceding the final day of the Subsequent Offer Period. Delivery of documents or instructions to the Book-Entry Transfer Facility does not constitute delivery to the US Tender Agent.

1.4 **Method of delivery**

The method of delivery of ADSs, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and at the risk of the tendering ADS Holder, and the delivery will be deemed made only when actually received by the US Tender Agent(including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

1.5 **Signature guarantees**

Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agent Medallion Signature Program, or by any other "eligible guarantor institution", as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "**Eligible Institution**"), except in cases where ADSs are tendered (i) by a registered ADS Holder who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If an ADS is registered in the name of a person other than the signer of the Letter of Transmittal, or if an ADS not accepted for payment or not tendered is to be registered in the name of a person other than the registered holder(s), then the ADS must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the American depositary receipt, with the

signature(s) on such ADS or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

1.6 **Partial tenders**

If fewer than all ADSs evidenced by any American depositary receipt delivered to the US Tender Agent are to be tendered, new American depositary receipt(s) evidencing the remainder of ADSs that were evidenced by the American depositary receipt(s) delivered to the US Tender Agent will be sent to the person(s) signing the Letter of Transmittal, unless otherwise provided in the box entitled "Special Delivery Instructions" on the Letter of Transmittal, as promptly as practicable following the Acceptance Closing Date (or the date of tender in the event that the Offer is extended after the Acceptance Closing Date for the acceptance of tenders) or the termination of the Offer. All ADSs evidenced by American depositary receipts delivered to the US Tender Agent, together with the Shares represented by such ADSs, will be deemed to have been tendered unless otherwise indicated.

1.7 **Special Payment Instructions**

Unless otherwise indicated in the box entitled "Special Payment Instructions" on the Letter of Transmittal, the check for the purchase price of all Shares represented by ADSs purchased will be issued in the name(s) of, and all American depositary receipts evidencing ADSs not tendered or not accepted for payment will be retuned to, the person signing the Letter of Transmittal. Similarly, unless otherwise indicated in the box entitled "Special Delivery Instructions" on the Letter of Transmittal, the check for the purchase price of all purchased Shares represented by ADSs tendered shall be mailed to, and all American depositary receipts evidencing ADSs not tendered or not accepted for payment (and accompanying documents, as appropriate) shall be returned to, the address(es) of the person signing the Letter of Transmittal. In the event that the boxes entitled "Special Payment Instructions" and "Special Delivery Instructions" are both completed, the check for the purchase price of all purchased Shares represented by ADSs shall be issued in the name(s) of, and all American depositary receipts evidencing ADSs not tendered or not accepted for payment (and any accompanying documents, as appropriate) shall be delivered to, the person(s) so indicated. Unless otherwise indicated in the box entitled "Special Payment Instructions" on the Letter of Transmittal, any ADSs tendered and delivered by book-entry transfer that are not accepted for payment shall be returned by crediting the account at the Book-Entry Transfer Facility at which the tender was made. Offeror has no obligation, pursuant to the Special Payment Instructions, to transfer any ADSs from the name of the registered holder(s) thereof.

1.8 **Determination of Validity**

All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender will be determined by Offeror, in its sole discretion, which determination shall be final and binding on all parties. Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Offeror also reserves the absolute right to waive any condition of the Offer to the extent permitted by applicable law, subject to the Merger Protocol, or any defect or irregularity in the tender of any Shares or ADSs of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders. No tender will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Offeror or any of its affiliates or assigns, the US Tender Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions in this Offer Memorandum) will be final and binding. A tender pursuant to any of the procedures described above will constitute the tendering ADS Holder's acceptance of the Offer, on and subject to the terms and conditions of the Offer, as well as the tendering ADS Holder's representation and warranty to Offeror that (i) such ADS Holder has the full power and authority to tender, sell and deliver (*leveren*), and has not entered into any other agreement to tender, sell or deliver (*leveren*), the ADSs and the Shares represented by such ADSs stated to have been tendered to any party other than the Offeror (together with all rights attaching thereto) and, when the same are purchased by the Offeror for cash, the Offeror will acquire the Shares represented by

such ADSs, with full title guarantee and free and clear of all third-party rights and restrictions of any kind; and the Shares represented by such ADSs are being tendered in compliance with the restrictions as set out in Section 10 of the Offer Memorandum and the securities and other applicable laws or regulations of the jurisdiction in which such Shareholder is located or of which it is a resident and no registration, approval or filing with any regulatory authority of such jurisdiction is required in connection with the tendering of such ADSs and such Shares. ADSs and Shares represented by ADSs tendered on or prior to the Acceptance Closing Date may not be withdrawn, subject to the right of withdrawal of any tendered Shares and the ADSs representing such Shares during any extension of the Acceptance Period in accordance with the provisions of article 9o, paragraph 5 of the Bte 1995. A tendering ADS Holder may not withdraw Shares represented by ADSs previously tendered except through the US Tender Agent during any extension of the Acceptance Period. During any such extension of the Acceptance Period, any ADSs and any Shares represented by ADSs previously tendered and not withdrawn will remain subject to the Offer.

1.9 **Appointment as Proxy**

By executing the Letter of Transmittal (or by causing an Agent's Message to be delivered), each tendering ADS Holder irrevocably appoints the designees of Offeror and each of them, as the attorneys and proxies of such ADS Holder, each with full power of substitution, to vote in such manner as each such attorney and proxy or his substitute shall, in his sole discretion, deem proper and otherwise act (by written consent or otherwise) with respect to all ADSs tendered, including all Shares represented by such ADSs, and all Shares which have been accepted for payment by Offeror prior to the time of such vote or other action and all dividends, distributions (including, without limitation, distributions of additional Shares or ADSs) and rights declared, paid or distributed in respect of such Shares or ADSs on or after the commencement of the Acceptance Period (collectively, "Distributions"), which such ADS Holder is entitled to vote at any meeting of shareholders of VNU (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise once the Offeror has accepted the Shares represented by such tendered ADSs. This proxy and power of attorney is coupled with an interest in ADSs tendered and the Shares represented by such ADSs, is irrevocable and is granted in consideration of, and is effective upon, the acceptance for payment of the Shares represented by such ADSs by Offeror in accordance with other terms of the Offer. Such acceptance for payment by Offeror shall revoke all other proxies and powers of attorney granted by the tendering holder at any time with respect to such ADSs or the Shares represented by such ADSs (and all ADSs and other securities issued in Distributions in respect of such ADSs or Shares represented thereby), and no subsequent proxies, powers of attorney, consents or revocations may be given by such ADS Holder with respect to such ADSs or the Shares represented by such ADSs (and if given will not be deemed effective). In order for ADSs or Distributions to be deemed validly tendered, immediately upon transfer to Offeror of the Shares represented by such ADSs, Offeror must be able to exercise full voting and other rights with respect to such Shares represented by such ADSs (and any and all Distributions), including, without limitation, voting at any meeting of the VNU shareholders concerning any matter.

1.10 **Other requirements**

Once the Offer has been declared unconditional, the execution of the Letter of Transmittal by an ADS Holder (together with any signature guarantees) and its delivery to the US Tender Agent (or, in the case of a book-entry transfer, delivery of an Agent's Message to the US Tender Agent) shall constitute in respect of the accepted ADSs and the Shares represented by such ADSs:

(i) an irrevocable appointment of the US Tender Agent as the agent of such ADS Holder and an irrevocable instruction and authority to the US Tender Agent, in all respects in accordance with the terms of the Letter of Transmittal, to surrender such ADSs to the ADS depositary and to instruct the ADS depositary to instruct the Amsterdam office of ING Securities Services, in its capacity as custodian under the ADS facility (the "**Custodian**"), in respect of the Shares represented by the tendered ADSs having been accepted for purchase, to execute and deliver to the share registrar of VNU, all or any form(s) of transfer and/or other document(s)) with respect to the Shares represented by such ADSs; and

(ii) an irrevocable acknowledgment by the ADS Holder that (1) payment by Offeror to such ADS Holder for the Shares represented by such ADS Holder's ADSs shall constitute payment for such ADSs and (2) none of the ADS Holder, the US Tender Agent, the Custodian or any other person shall be entitled to receive any other consideration under the Offer in connection with the tender or delivery of such ADSs.

1.11 The Offeror will pay any fees charged by the ADS depositary resulting from the cancellation of the ADSs in connection with the US Tender Agent's delivery to the Offeror of Shares represented by the ADSs.

1.12 Except as set forth in the following sentence, the Offeror will pay any stock transfer taxes with respect to the transfer and sale of ADSs to it or to its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted hereby) if American depositary receipts representing ADSs representing Shares not tendered or accepted for payment are to be registered in the name of, any person other than the registered owner(s), or if tendered American depositary receipts are registered in the name of any person other than the person signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner(s) or such person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

1.13 If the Offer does not become, or is not declared, unconditional within the time permitted by the Offer Memorandum and applicable law, the American depositary receipts and/or other documents of title received by the US Tender Agent will be returned to the accepting ADS Holders by post as soon as possible but in any event within 10 days after the Offer has lapsed.

If you are in any doubt about the procedures for acceptance, please contact the Information Agent (Georgeson Shareholder, 17 State Street, 10th Floor, New York, New York 10004, banks and brokers Call: (212) 440-9800, all others call toll-free: (800) 509-0983).

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